EXHIBIT C-5

CANADA’S
ECONOMIC
ACTION PLAN
BUDGET 2009
Tabled in the House of Commons
by the Honourable James M. Flaherty, P.C., M.P.
Minister of Finance
JANUARY 27, 2009

Department of Finance Canada	Ministère des Finances Canada

©Her Majesty the Queen in Right of Canada (2009)
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Annexes

1 Economic Action Plan: Employment and Output Impacts	235
2 A Strong Record of Tax Relief	251
3 Responsible Spending	265
4 Debt Management Strategy 2009-2010	279
5 Tax Measures: Supplementary Information and Notices of Ways and Means Motions	299

INTRODUCTION AND OVERVIEW
C h a p t e r 1 INTRODUCTION AND OVERVIEW

Budget 2009 — Canada’s Economic Action Plan
Introduction
The world is passing through an extraordinary time. Canadians share in the global consensus that extraordinary times call for extraordinary measures.
Budget 2009 will help Canada to meet the challenges of our times. It aims to protect our country from an immediate economic threat while providing the solutions we need to secure our long-term growth and prosperity.
Canadians in all regions have begun to feel the effects of the deepening global economic crisis. They worry about their jobs, their hard-earned savings and their homes. They are concerned about their families, their businesses and their communities.
Fulfilling Canada’s G20 Commitment
Canada is not acting alone but in full cooperation and coordination with other industrialized countries. The world economy is highly globalized. It is only by acting together to boost global economic growth that countries can derive maximum impact from their actions. The Government’s actions in this budget fulfill Canada’s commitments at the recent G20 leaders’ summit to provide timely stimulus to domestic demand, while maintaining long-run fiscal sustainability.
The International Monetary Fund has suggested that countries in a position to do so should inject fiscal stimulus of 2 per cent of gross domestic product (GDP) to reduce the effects of a damaging global recession. Canada must join this effort.
It is now clear that Canada has entered a recession. We entered it later than other G7 countries, and it is shallower here than elsewhere. Budget 2009 not only will help Canadians affected by the current crisis but also position Canada to emerge from this recession in a stronger position.

Consulting with Canadians
The Government has listened to the concerns of Canadians. In putting together Budget 2009, it has undertaken an unprecedented consultative effort. It has consulted the provinces and territories. It has considered the views of private sector economists, academics, business leaders and thousands of Canadians who participated in on-line consultations. The Minister of Finance also sought advice from his Economic Advisory Council and Members of Parliament from all parties. Budget 2009 is a reflection of this extensive effort.
Budget 2009 reflects a strong consensus among Canadians that the Government must deliver a potent economic stimulus to encourage growth and restore confidence in our economy. The Economic Action Plan is based on three guiding principles—that stimulus should be timely, targeted and temporary.
Timely. Canada is in recession today. Measures to support the economy must begin within the next 120 days to be most effective.
Targeted. Measures that target Canadian businesses and families most in need will trigger the largest increase in Canadian jobs and output.
Temporary. The stimulus plan should be phased out when the economy recovers to avoid long-term structural deficits.
The Government’s Economic Action Plan will provide almost $30 billion in support to the Canadian economy, or 1.9 per cent of our gross domestic product.
It will create or maintain close to 190,000 Canadian jobs.
Improving Access to Financing, Strengthening the Financial System
Budget 2009 begins where the global recession began: with financial markets. By providing up to $200 billion through the Extraordinary Financing Framework, this budget will improve access to credit for Canadian consumers and allow businesses to obtain the financing they need to invest, grow and create new jobs.

The Government is also taking steps, in partnership with willing provinces and territories, to establish a single securities regulator for Canada to simplify its regulatory system, reduce costs and attract investment to our financial markets.
Action to Help Canadians and Stimulate Spending
The Government is providing $8.3 billion for the Canadian Skills and Transition Strategy. This includes extra support for people who have lost their jobs, including enhancements to Employment Insurance and more funding for skills and training development to help Canadians get better jobs, while giving Canada a more flexible, knowledgeable workforce and a competitive edge in the global economy.
Budget 2009 takes action to build on the Government’s impressive record of tax relief to further stimulate the economy and help Canadians face the global recession with $20 billion in personal income tax relief over 2008-09 and the next five fiscal years.
Action to Stimulate Housing Construction
The Government is providing $7.8 billion to build quality housing, stimulate construction, encourage home ownership and enhance energy efficiency. Measures include a Home Renovation Tax Credit providing up to $1,350 in tax relief to an estimated 4.6 million Canadian families, up to $750 in tax relief for first-time home buyers, funding for energy retrofits, investments for social housing to support low-income Canadians, seniors, persons with disabilities and Aboriginal Canadians, and low-cost loans to municipalities.
Immediate Action to Build Infrastructure
Budget 2009 accelerates and expands the recent historic federal investment in infrastructure with almost $12 billion in new infrastructure stimulus funding over two years, so that Canada emerges from this economic crisis with more modern and greener infrastructure.
This includes funding for shovel-ready projects that can start this upcoming construction season, including roads, bridges, clean energy, broadband internet access and electronic health records across the country.

Action to Support Businesses and Communities
Budget 2009 protects jobs and supports sectoral adjustment during this extraordinary crisis with $7.5 billion in extra support for sectors, regions and communities. This includes targeted support for the auto, forestry and manufacturing sectors, as well as funding for clean energy.
Protecting our Fiscal Advantage
A strong consensus emerged from the Budget consultation process that Canada needs to run a temporary deficit to protect our economy and invest in our future growth.
Although many of the measures presented in Budget 2009 are extraordinary, they are consistent with the Government’s long-term economic plan, Advantage Canada.
The Government followed this long-term plan by reducing taxes for families and businesses, reducing debt and investing in knowledge and infrastructure. The Government also took early action in 2007 to protect Canada’s businesses and the economy as the global financial crisis was beginning.
This course of action has placed Canada in a stronger position than most other countries to face the present crisis. We can afford to spend what is necessary in today’s plan of action to secure our future prosperity.
The Government will preserve Canada’s fiscal advantage by focusing spending measures in two years, to allow an early return to balanced budgets, so that Canada emerges from recession in at least as strong an economic and fiscal position—relative to other countries—as it is today.

Building a Stronger Canada
With this Economic Action Plan, Canada will emerge from this economic crisis with a more modern and greener infrastructure, a more skilled labour force, lower taxes and a more competitive economy.
In Budget 2009, the Government is protecting the Canada we have built and the values we share, while investing in the foundations of long-run economic growth.

Highlights
Recent Economic Developments and Prospects
✓	The global economy is in the most synchronized recession in the post-war period and the ongoing financial market crisis is the worst since the 1930s.
✓	The economic slowdown is particularly evident in the United States and other advanced economies where the economic outlook has deteriorated markedly in recent months, but is also increasingly apparent in emerging market economies.

✓	Weaker expectations for global growth have led to a further decline in the prices of many of the commodities produced in Canada.

✓	Global credit markets remain seriously disrupted, with credit conditions remaining tight both in terms of the cost and availability of credit.

✓	As a result, the private sector outlook for real and nominal GDP in Canada has been revised down significantly since the time of the Economic and Fiscal Statement:
–	There is now a broad-based consensus that the Canadian economy entered a recession in the fourth quarter of 2008. Private sector forecasters expect the recession to last three quarters.

–	Real GDP is now expected to contract by 0.8 per cent in 2009, compared to a forecast of 0.3 per cent growth at the time of the Statement.

–	Nominal GDP is expected to fall by 1.2 per cent for 2009, compared to an increase of 0.8 per cent in the Statement.
✓	The risks to the outlook for real and nominal GDP remain tilted to the downside.

✓	In light of this risk, the Government has judged it appropriate to adjust downward the private sector forecast for nominal GDP for budget planning assumptions. The planning assumption is for a contraction of 2.7 per cent in nominal GDP in 2009, rather than the -1.2 per cent average private sector forecast.

✓	This means that the budget planning assumption for the level of nominal GDP is forecast to be about $30 billion lower than expected by the private sector in 2009 and 2010.

✓	The Government will continue to evaluate economic developments to determine whether or not it would be appropriate to maintain the adjustment for risk in future budgets and economic and fiscal updates.

Canada’s Economic Action Plan
Improving Access to Financing and Strengthening Canada’s Financial System
Improving Access to Financing
The Government is responding to gaps in credit markets by providing up to $200 billion through the Extraordinary Financing Framework to improve access to financing for Canadian households and businesses, by:
✓	Committing an additional $50 billion to the Insured Mortgage Purchase Program, increasing the overall size of this program to $125 billion. This will provide lenders with stable long-term financing, allowing them to continue lending to Canadian consumers and businesses.

✓	Delivering $13 billion in additional financing by increasing the flexibility and capacities of the financial Crown corporations, the Canada Mortgage and Housing Corporation, Export Development Canada, and the Business Development Bank of Canada. This includes at least $5 billion in new financing to be delivered through enhanced cooperation between these financial Crown corporations and private sector financial institutions under the new Business Credit Availability Program.

✓	Increasing the maximum eligible loan amount a small business can access under the Canada Small Business Financing Program.

✓	Creating the Canadian Secured Credit Facility, with up to $12 billion to support financing of vehicles and equipment for consumers and businesses.

✓	Extending the deadline for issuing guaranteed instruments under the Canadian Lenders Assurance Facility, which helps ensure that lenders are not put at a competitive disadvantage when raising funds in global markets.

✓	Establishing a new Canadian Life Insurers Assurance Facility to guarantee wholesale term borrowings for life insurers, modelled on the Canadian Lenders Assurance Facility.

✓	Facilitating the provision of extraordinary liquidity to financial institutions by the Bank of Canada, as required, through the modernization of the Bank’s authorities in Budget 2008.

✓	Adding a 10-year maturity to the Canada Mortgage Bond program to raise supplementary funding for financial institutions.
Strengthening Canada’s Financial System
Budget 2009 will further strengthen our financial system by:
✓	Broadening the authority for the Minister of Finance to promote financial stability and maintain efficient and well-functioning markets.

✓	Providing the Canada Deposit Insurance Corporation with greater flexibility to enhance its ability to safeguard financial stability in Canada.

✓	Providing a standby authority for the Government to inject capital into federally regulated financial institutions to support financial stability.
A New Canadian Securities Regulator
Canadians need and deserve a more efficient, streamlined securities regulatory system that reinforces financial stability, strengthens enforcement, protects investors and is more accountable. To this end, the Government will:
✓	Work with willing partners to establish a Canadian securities regulator that respects constitutional jurisdiction, regional interests and expertise.
Measures to Help Consumers of Financial Products
The Government will assist consumers of financial products by:
✓	Enhancing disclosure and improving business practices in respect of credit cards issued by federally regulated financial institutions.

✓	Establishing an independent task force to make recommendations on a cohesive national strategy on financial literacy.

✓	Moving forward on measures to make mortgage insurance more transparent, understandable and affordable.

Federally Regulated Private Pension Plans
The Government is acting to address issues facing federally regulated private pension plans by:
✓	Assisting the Office of the Superintendent of Financial Institutions in providing flexibility to supplement the temporary solvency funding relief proposed in the November 2008 Economic and Fiscal Statement.

✓	Consulting on the legislative and regulatory framework for federally regulated pension plans with a view to making permanent improvements before the end of 2009.
Action to Help Canadians and Stimulate Spending
Strengthening Benefits for Canadian Workers
Budget 2009 will support Canadian workers affected by the global economic downturn by:
✓	Increasing for two years all regular Employment Insurance (EI) benefit entitlements by five extra weeks and increasing the maximum benefit duration to 50 weeks from 45 weeks.

✓	Providing $500 million over two years to extend EI income benefits for Canadians participating in longer-term training, benefiting up to 10,000 workers.

✓	Extending work-sharing agreements by 14 weeks, to a maximum of 52 weeks, so more Canadians can continue working.

✓	Extending the Wage Earner Protection Program to cover severance and termination pay owed to eligible workers impacted by employers’ bankruptcy.

✓	Consulting with Canadians and developing options to provide self-employed Canadians with access to EI maternity and parental benefits.

Enhancing the Availability of Training
Budget 2009 will create more and better opportunities for Canadian workers through skills development by:
✓	Increasing funding for training delivered through the Employment Insurance program by $1 billion over two years.

✓	Investing $500 million over two years in a Strategic Training and Transition Fund to support the particular needs of individuals who do not qualify for EI training, such as the self-employed or those who have been out of work for a prolonged period of time.

✓	Providing $55 million over two years to help young Canadians find summer jobs.

✓	Supporting older workers and their families with an additional $60 million over three years for the Targeted Initiative for Older Workers and expanding it to include workers in small cities.

✓	Responding to skilled labour shortages with $40 million a year to launch the $2,000 Apprenticeship Completion Grant.

✓	Providing $50 million over two years for a national foreign credential recognition framework in partnership with provinces and territories.

✓	Investing an additional $100 million over three years in the Aboriginal Skills and Employment Partnership (ASEP) initiative, expected to support the creation of 6,000 jobs for Aboriginal Canadians.

✓	Investing $75 million in a two-year Aboriginal Skills and Training Strategic Investment Fund.
Keeping Employment Insurance Rates Frozen
✓	Freezing EI premium rates at $1.73 per $100 for both 2009 and 2010—their lowest level since 1982—a projected $4.5 billion stimulus relative to break-even rates.

Further Developing a Highly Skilled Workforce
Budget 2009 builds on previous investments in knowledge by:
✓	Providing an additional $87.5 million over three years to temporarily expand the Canada Graduate Scholarships program.

✓	Allocating an additional $3.5 million over two years to offer an additional 600 graduate internships through the Industrial Research and Development Internship program launched in Budget 2007.
Strengthening Partnerships with Aboriginal Canadians
Budget 2009 builds on past budgets by investing in new partnership approaches to deliver crucial services. These include:
✓	Committing $305 million over the next two years to improve health outcomes for First Nations and Inuit individuals.

✓	Providing $20 million over the next two years to extend partnerships with provinces to further improve child and family services on reserves.
Tax Relief for Canadians
Budget 2009 will deliver $20 billion in personal income tax relief over 2008-09 and the next five fiscal years. Effective January 1, 2009, this includes:
✓	Increasing the basic personal amount and the top of the two lowest personal income tax brackets by 7.5 per cent above their 2008 levels, so that Canadians can earn more income before paying federal income taxes or before being subject to higher tax rates.

✓	Raising the level at which the National Child Benefit supplement for low-income families and the Canada Child Tax Benefit are phased out, providing a benefit of up to $436 for a family with two children.

✓	Effectively doubling the tax relief provided by the Working Income Tax Benefit to encourage low-income Canadians to find and retain a job.

✓	Providing up to an additional $150 of annual tax savings for low- and middle-income seniors through a $1,000 increase to the Age Credit amount.

Action to Stimulate Housing Construction
The Government is proposing to provide up to $7.8 billion in tax relief and funding to help stimulate the housing sector and improve housing across Canada.
Support for Home Ownership and the Housing Sector
✓	Implementing a temporary Home Renovation Tax Credit that will provide up to $1,350 in tax relief, reduce the cost of renovations for an estimated 4.6 million Canadian families, and provide needed stimulus to the economy.

✓	Providing an additional $300 million over two years to the ecoENERGY Retrofit program to support an estimated 200,000 additional home retrofits.

✓	Providing first-time home buyers with additional access to their Registered Retirement Savings Plan savings to purchase or build a home by increasing the Home Buyers’ Plan withdrawal limit to $25,000 from $20,000.

✓	Assisting first-time home buyers by providing up to $750 in tax relief to help with the purchase of a first home.
Investments in Housing for Canadians
Social housing provides many Canadians with quality housing at affordable rates. Budget 2009 will invest in social housing by:
✓	Providing a one-time federal investment of $1 billion over two years for renovations and energy retrofits for up to 200,000 social housing units on a 50-50 cost-shared basis with provinces.

✓	Investing $400 million over two years for the construction of social housing units for low-income seniors.

✓	Investing $75 million over two years for the construction of social housing units for persons with disabilities.

✓	Dedicating $400 million over two years to new social housing projects and to remediation of existing social housing stock on First Nations reserves.

✓	Supporting social housing in the North with an additional $200 million over two years.

Helping Municipalities Build Stronger Communities
Budget 2009 will help local governments meet their needs by:
✓	Making available up to $2 billion over two years in direct, low-cost loans to municipalities to finance improvements to housing related infrastructure, such as sewers, water lines, and neighbourhood regeneration projects. Municipalities will also have access to significant new funding available under major new provincial, territorial and municipal infrastructure initiatives.
Immediate Action to Build Infrastructure
Budget 2009 accelerates and expands recent historic federal investments in infrastructure with almost $12 billion in new infrastructure stimulus funding over two years.
Investments in Provincial, Territorial and Municipal Infrastructure
Building on previous infrastructure commitments, Budget 2009 invests in a more modern and greener infrastructure by:
✓	Establishing a two-year, $4-billion Infrastructure Stimulus Fund that will provide funding to renew infrastructure.

✓	Providing $1 billion over five years for the Green Infrastructure Fund to support projects such as sustainable energy.

✓	Providing $500 million over two years to build and renew community recreation facilities across Canada.

✓	Accelerating up to $1 billion in payments over two years under the Provincial-Territorial Base Funding Initiative to expedite “ready-to-go” infrastructure projects.

✓	Providing up to $500 million over the next two years for infrastructure projects in small communities.
Investments in First Nations Infrastructure
Budget 2009 will support investments in First Nations infrastructure by:
✓	Providing $515 million over two years for “ready-to-go” First Nations projects in three priority areas: schools, water and critical community services.

Investments in Knowledge Infrastructure
The Government will advance Canada’s knowledge advantage by:
✓	Dedicating up to $2 billion to repair, retrofit and expand facilities at post-secondary institutions.

✓	Providing $750 million for leading-edge research infrastructure through the Canada Foundation for Innovation.

✓	Providing $50 million to the Institute for Quantum Computing in Waterloo, Ontario to build a new world-class research facility.

✓	Allocating $87 million over the next two years to maintain or upgrade key Arctic research facilities.

✓	Providing $250 million over two years to address deferred maintenance at federal laboratories.

✓	Providing $500 million to Canada Health Infoway to encourage the greater use of electronic health records.

✓	Providing $225 million over three years to develop and implement a strategy on extending broadband coverage to unserved communities.
Investments in Federal Infrastructure Projects
Budget 2009 will set aside funds to build and renew federal public infrastructure, including:
✓	Increasing funding to VIA Rail Canada by $407 million to support improvements to passenger rail services, including higher train frequencies and enhanced on-time performance and speed, particularly in the Montréal-Ottawa-Toronto corridor.

✓	Investing $7.9 million for new capital projects of two First Nations railways: the Keewatin Railway Company in Manitoba and the Tshiuetin Rail Transportation in Quebec and Labrador.

✓	Providing $72 million over five years to improve railway safety.

✓	Providing $130 million to Parks Canada for twinning a section of the Trans-Canada Highway through Banff National Park.

✓	Allocating $212 million to renew the Champlain Bridge in Montréal, Canada’s busiest bridge.

✓	Providing up to $14.5 million for two bridges at two of the busiest U.S-Canada border crossings: the Blue Water Bridge in Sarnia and the Peace Bridge in Fort Erie.

✓	Setting aside up to $42 million for other federal bridges in need of rehabilitation throughout Canada.

✓	Providing up to $217 million to accelerate the construction of the Pangnirtung Harbour in Nunavut and repair core small craft harbours across Canada.

✓	Allocating $323 million over two years for the restoration of federally owned buildings.

✓	Providing $20 million in each of two years to improve the accessibility of federally owned buildings for people with disabilities.

✓	Committing $2 million to develop a plan for the future of the historic Manège Militaire in Québec City, destroyed by fire in 2008.

✓	Increasing funding by $80 million over the next two years to manage and assess federal contaminated sites, facilitating remediation work totalling $165 million over two years.

✓	Providing funding to modernize and expand border service facilities at Prescott, Ontario; and at Huntingdon, Kingsgate, and the Pacific Highway in British Columbia.

✓	Supporting the development of aviation security plans, improving operations of the Canadian Air Transportation Security Authority, and implementing a new air passenger assessment system and a new security program for air cargo.
Action to Support Businesses and Communities
Tax and Tariff Relief to Stimulate Business Investment
Budget 2009 includes significant measures to position Canada’s economy for long-term recovery by:
✓	Introducing a temporary 100-per-cent capital cost allowance (CCA) rate for computers acquired after January 27, 2009 and before February 1, 2011.

✓	Extending the temporary 50-per-cent straight-line accelerated CCA rate to investment in manufacturing or processing machinery and equipment undertaken in 2010 and 2011.

✓	In the context of the current global financial environment, repealing the interest deductibility constraints in section 18.2 of the Income Tax Act.

✓	Providing over $440 million in savings for Canadian industry over the next five years by permanently eliminating tariffs on a range of machinery and equipment.
Sectoral Competitiveness
Budget 2009 provides significant short-term support for key sectors by:
✓	Providing $170 million over two years to secure a more sustainable and competitive forest sector.

✓	Supporting farmers with a $500 million agricultural flexibility program that will help the sector adapt to pressures and improve its competitiveness.

✓	Investing $50 million over the next three years to strengthen slaughterhouse capacity across Canada.

✓	Amending the Farm Improvement and Marketing Cooperatives Loans Act to help make credit available to new farmers, support inter-generational farm transfers, and modify eligibility criteria for agricultural co-operatives.

✓	Supporting shipyards with $175 million for the procurement of 98 new Coast Guard vessels and to undertake refits and vessel life extensions for 40 aging vessels.

✓	Offering short-term repayable loans to the automotive sector, in collaboration with the Ontario and U.S. governments.

✓	Providing $110 million over three years to the Canadian Space Agency to support the development of advanced robotics and other space technologies.

✓	Providing targeted two-year funding of $60 million to support infrastructure-related costs for local and community cultural and heritage institutions such as local theatres, libraries and small museums.

✓	Increasing funding by $20 million over the next two years and $13 million per year thereafter to the National Arts Training Contribution Program.

✓	Providing $30 million over the next two years to support continued access to Canadian magazines and community newspapers.

✓	Providing $28.6 million over the next two years to the Canada New Media Fund, and $14.3 million annually thereafter.

✓	Providing the Canadian Television Fund with $200 million in funding over the next two years.

✓	Providing $40 million to the Canadian Tourism Commission over two years to support marketing activities, such as the Vancouver 2010 Winter Olympic and Paralympic Games.

✓	Providing $12 million per year in 2011-12 and 2012-13 for infrastructure to promote international cruise ship tourism along the Saint Lawrence and Saguenay Rivers.

✓	Providing $100 million over two years for marquee festivals and events that promote tourism.

✓	Supporting Canada’s parks with $75 million over two years for improvements and enhancements to Parks Canada’s visitor facilities, such as campgrounds and visitor centres.

✓	Providing an additional $75 million to Parks Canada for upgrades to National Historic Sites, including a number of sites connected with the 200th anniversary of the War of 1812.
A More Sustainable Environment
Budget 2009 will take actions to ensure a healthy environment, including:
✓	A new Clean Energy Fund that supports clean energy research development and demonstration projects, including carbon capture and storage.

✓	Improving the Government’s annual reporting on key environmental indicators such as clean air, clean water and greenhouse gas emissions with $10 million in 2009-10.

✓	Strengthening Canada’s nuclear advantage with $351 million to Atomic Energy of Canada Limited for its operations, including the development of the Advanced CANDU Reactor, and to maintain safe and reliable operations at the Chalk River Laboratories.
Supporting Small Businesses
Small businesses are dynamic and drive economic growth and job creation. Budget 2009 supports their growth by:
✓	Increasing the amount of small business income eligible for the reduced federal tax rate of 11 per cent to $500,000 from the current limit of $400,000 as of January 1, 2009.

✓	Increasing access to credit for small businesses through proposed amendments to the Canada Small Business Financing Program and the Business Development Bank of Canada.

✓	Providing $30 million over two years for the Canada Business Network and $10 million to the Canadian Youth Business Foundation.

✓	Allocating $200 million over two years to the National Research Council’s Industrial Research Assistance Program to enable it to temporarily expand its initiatives for small and medium-sized businesses.
Helping All Regions Prosper
Budget 2009 provides new resources to support economic diversification across Canada by:
✓	Providing more than $1 billion over five years for a Southern Ontario development agency to help workers, communities and businesses in this region.

✓	Providing $1 billion over two years for a Community Adjustment Fund that will help mitigate the short-term impacts of restructuring in communities. This support for communities in all regions will be provided through regional development agencies.

✓	Strengthening support for economic activity in the North with $50 million over five years to establish a new regional economic development agency for the North and $90 million over five years to renew the Strategic Investments in Northern Economic Development program.

✓	Providing $37.6 million in support of environmental assessments, regulatory coordination, science, and Aboriginal consultations related to the Mackenzie Gas Project.

✓	Extending for one year the temporary 15-per-cent mineral exploration tax credit to help companies raise capital for mining exploration.
Fiscal Outlook
✓	The deterioration of the economic outlook has led to a significant reduction in projected revenues, particularly in 2009–10 and 2010–11.

✓	The projections in this budget are based on the average of private sector economic forecasts. However, given the degree of uncertainty in the global economy, the Government is including an explicit adjustment for the risks to the private sector forecasts. This adjustment amounts to a reduction in the budgetary balance of $0.8 billion in 2008–09, $4.5 billion in 2009–10 and 2010–11, $3 billion in 2011–12, $1.5 billion in 2012–13 and $0.8 billion in 2013–14.

✓	After this adjustment for risk and before accounting for the impact of the actions proposed in this budget, the Government is projecting a small surplus in 2008–09, followed by deficits of $15.7 billion in 2009–10, $14.3 billion in 2010–11, $8.3 billion in 2011–12, $2.3 billion in 2012–13 and a surplus of $5.5 billion in 2013–14.

✓	After taking into account the cost of the measures proposed in Budget 2009 to support the economy, the Government is projecting deficits of $1.1 billion in 2008–09, $33.7 billion in 2009–10, $29.8 billion in 2010–11, $13.0 billion in 2011–12, $7.3 billion in 2012–13 and a surplus of $0.7 billion in 2013–14.

✓	The Government has designed its Economic Action Plan to concentrate new spending in 2009-10 and 2010-11, when the economy is expected to be weak. Starting in 2011-12, the fiscal position of the Government is projected to improve rapidly, as time-limited stimulus measures expire and the economy recovers. By 2013-14, the budget is projected to be in a small surplus.

✓	Program spending is expected to increase through 2010-11, reflecting the impact of the measures in this budget. Over the medium term, spending as a share of GDP is expected to return close to its 2007-08 level. The Government remains committed to ensuring that spending is focused and disciplined.

✓	The debt-to-GDP ratio is expected to increase from 28.6 per cent in 2008-09 to 32.1 per cent by 2010-11, as a result of projected deficits. The debt-to-GDP ratio is projected to be below its 2008-09 level by 2013-14.

✓	Canada’s net debt-to-GDP ratio will remain below other G7 countries over the forecast horizon.

✓	The Government’s priority is to support the economy. The Government will use budget surpluses first of all to repay the deficits expected in the upcoming four years.

Table 1.1
Summary Statement of Transactions

	Actual	Projection
	2007-	2008-	2009-	2010-	2011-	2012-	2013-
	2008	2009	2010	2011	2012	2013	2014
	(billions of dollars)
Budgetary revenues	242.4	236.4	224.9	239.9	259.4	276.4	294.3
Program expenses	199.5	206.8	229.1	236.5	235.1	244.5	254.1
Public debt charges	33.3	30.7	29.5	33.3	37.2	39.2	39.6
Total expenses	232.8	237.4	258.6	269.7	272.3	283.7	293.7

Budgetary Balance	9.6	-1.1	-33.7	-29.8	-13.0	-7.3	0.7

Federal debt	457.6	458.7	492.4	522.2	535.2	542.4	541.8

Per cent of GDP
Budgetary revenues	15.8	14.7	14.4	14.7	15.0	15.0	15.2
Program expenses	13.0	12.9	14.7	14.5	13.6	13.3	13.1
Public debt charges	2.2	1.9	1.9	2.0	2.1	2.1	2.0
Total expenses	15.2	14.8	16.6	16.6	15.7	15.4	15.2
Federal debt	29.8	28.6	31.6	32.1	30.9	29.5	28.0

Note: Totals may not add due to rounding.

Table 1.2
Summary of Economic Action Plan

	2008-09	2009-10	2010-11
	(millions of dollars)
Economic Action Plan

Improving Access to Financing and Strengthening Canada’s Financial System		162	12
Action to Help Canadians and Stimulate Spending	695	5,880	6,945
Action to Stimulate Housing Construction	530	3,865	1,395
Immediate Action to Build Infrastructure		5,727	5,055
Action to Support Businesses and Communities	12	2,372	2,121

Fiscal cost of measures[1]	1,237	18,006	15,528

Plus:
Capital Spending (cash adjustments)		697	685
Loans
Loans to Auto Sector (announced in December 2008)		2,700
Loans to Municipalities for Housing-Related Infrastructure		1,000	1,000
Timing of Home Renovation tax credit		500

Total Federal Stimulus[2]		22,742	17,200

Total Stimulus (with leverage)		29,298	22,316

As a share of GDP (%)
Total Federal Stimulus		1.5	1.1
Total Stimulus (with leverage)		1.9	1.4

[1]	Fiscal cost does not include other tax measures.

[2]	Financial Market measures not included as stimulus.

RECENT ECONOMIC DEVELOPMENTS AND PROSPECTS

Chapter 2

Recent Economic Developments and Prospects

Chapter RECENT ECONOMIC DEVELOPMENTS AND PROSPECTS

Highlights
✓	The global economy is in the most synchronized recession in the post-war period and the ongoing financial market crisis is the worst since the 1930s.

✓	The economic slowdown is particularly evident in the United States and other advanced economies where the economic outlook has deteriorated markedly in recent months, but is also increasingly apparent in emerging market economies.

✓	Weaker expectations for global growth have led to a further decline in the prices of many of the commodities produced in Canada.

✓	Global credit markets remain seriously disrupted, with credit conditions remaining tight both in terms of the cost and availability of credit.

✓	As a result, the private sector outlook for real and nominal GDP in Canada has been revised down significantly since the time of the Economic and Fiscal Statement:
–	There is now a broad-based consensus that the Canadian economy entered a recession in the fourth quarter of 2008. Private sector forecasters expect the recession to last three quarters.

–	Real GDP is now expected to contract by 0.8 per cent in 2009, compared to a forecast of 0.3 per cent growth at the time of the Statement.

–	Nominal GDP is expected to fall by 1.2 per cent for 2009, compared to an increase of 0.8 per cent in the Statement.
✓	The risks to the outlook for real and nominal GDP remain tilted to the downside.

✓	In light of this risk, the Government has judged it appropriate to adjust downward the private sector forecast for nominal GDP for budget planning assumptions. The planning assumption is for a contraction of 2.7 per cent in nominal GDP in 2009, rather than the -1.2 per cent average private sector forecast.

✓	This means that the budget planning assumption for the level of nominal GDP is forecast to be about $30 billion lower than expected by the private sector in 2009 and 2010.

✓	The Government will continue to evaluate economic developments to determine whether or not it would be appropriate to maintain the adjustment for risk in future budgets and economic and fiscal updates.

Note: This chapter incorporates data available up to January 22, 2009, unless otherwise indicated. Figures in this chapter are at annual rates unless otherwise noted.

Introduction
The global economic outlook has deteriorated markedly in recent months. This is particularly evident in the United States and other advanced economies but is also increasingly apparent in emerging market economies. Weaker global growth has led to a further decline in the prices of many of the commodities produced in Canada. As a result, the near-term outlook for output, employment and income in Canada is also weaker than forecast in the November 27 Economic and Fiscal Statement.
This chapter reviews the major global and Canadian economic developments since the Statement, describes the economic forecast that forms the basis for the fiscal projections outlined in Chapter 4, and discusses the risks and uncertainties associated with this economic outlook.
To address the uncertainty about the economic outlook and the downside risks to that outlook, this chapter also proposes that the assumptions used for budget planning should be more prudent than suggested by the private sector average forecast.
Global Economic Developments and Outlook
The Canadian economy faces three major challenges:
•	The impact of tighter credit conditions and equity market losses stemming from global financial market dislocations.

•	The economic slowdown in the U.S. and other key economies, and its impact on demand for Canadian exports.

•	The sharp drop in prices for many commodities produced in Canada, which is dampening Canadian profit and income growth.
All of these challenges are rooted in developments in the global economy. The negative impacts stemming from them have increased since the time of the November 2008 Statement.
Global financial markets continue to be characterized by very high risk aversion. As a result, credit markets remain seriously disrupted, with credit conditions remaining tight both in terms of the cost and availability of credit.

The Canadian financial system is better equipped to cope with the challenging global financial situation than financial systems in most other countries. Canada has a less-leveraged and better-capitalized banking sector compared with other countries. As a result, wholesale borrowing costs paid by Canadian banks have risen less than for banks in other countries (Chart 2.1).
Nevertheless, Canadian banks’ wholesale costs remain high and this is affecting a wide range of consumer and business borrowing rates in Canada. Of particular concern is the fact that financing costs for businesses are elevated. Yields on Canadian corporate bonds remain significantly higher than pre-crisis levels, with yields increasing further after September 2008 (Chart 2.2). The increase has been highest for less creditworthy bonds, but even yields for AAA corporate bonds have risen significantly.
Further, over the past several months, Canadian businesses have seen their access to capital markets for financing impaired as a result of the global financial crisis. Surveys of senior loan officers in chartered banks also suggest that non-price borrowing conditions for Canadian businesses have tightened to the highest levels on record, along with the increase in the cost of borrowing (Chart 2.3).

The credit situation for Canadian consumers is somewhat better. The prime loan rate, which influences a broad range of consumer loan rates, has declined by 300 basis points since the beginning of 2008 (Chart 2.4). Over this period, the conventional 1-year mortgage rate has decreased by 245 basis points, while the 5-year mortgage rate has declined by about 160 basis points. However, as a result of conditions in financial markets, the reduction in consumer borrowing costs relative to the sharp easing in the Bank of Canada’s policy rate has been somewhat less than in past easing periods. As well, consumer access to credit in some market segments, such as through financing companies, has been curtailed.
The impact of tighter credit conditions for businesses and consumers has begun to affect the domestic economy in Canada. This will likely intensify in coming months.

The Government and the Bank of Canada have taken a number of steps to help ensure the stability of the Canadian financial system and to improve access to credit. Since September 2007, the Bank of Canada has cut policy rates by a total of 350 basis points. As of January 22, the Bank had also added $33 billion in the provision of term liquidity to the Canadian financial system. In addition, since the fall of 2008 the Government has put in place a number of programs to help ease the tension in financial markets, including the purchase of up to $75 billion in insured mortgage pools from Canadian financial institutions through the Canada Mortgage and Housing Corporation and the provision of a guarantee for banks’ borrowings through the Canadian Lenders Assurance Facility. Late last year, the Government approved a $2-billion increase in the borrowing authority of EDC and a $1.8-billion increase in BDC’s borrowing capacity, which is enabling them to offer additional credit to their clients. This is in addition to $350 million in capital committed to each financial Crown Corporation to support about a further $3 billion in increased credit granting.
The global financial turmoil, together with the decline in commodity prices and weakening global economic outlook, has contributed to a decline of about 40 per cent in the Canadian stock market since the middle of 2008. As a result of the decline in equity prices, household net worth declined 3.2 per cent in the third quarter, with a further large decline likely in the fourth quarter. This reduction is significantly less pronounced than in the U.S. where a sharp decline in home prices combined with stock market declines have dramatically reduced household net worth (Chart 2.5).

The fall in household net worth is expected to dampen consumer spending over the next year. The extent to which this materializes is difficult to estimate precisely. It will depend upon the extent to which consumer spending patterns were previously influenced by the past run-up in assets and the extent to which recent equity losses are perceived to be permanent. Also, a mitigating factor is that debt financing costs as a share of disposable income are low and likely to continue falling, given recent reductions in interest rates.

Recent Global Economic Developments and Outlook
United States
The sharp deterioration of the U.S. economy over the past few months points to a deeper and longer downturn than was previously expected. Private sector economists now expect that the loss of output in the current episode will match the loss experienced in the 1981–82 recession.
The current U.S. recession, which started in January 2008, was temporarily masked by a sharp increase in export growth as well as the positive boost to consumer spending from the 2008 Economic Stimulus Act. However, since June 2008, the impact of the temporary tax rebate has receded and personal consumer spending has contracted sharply (Chart 2.6).

Output fell 0.5 per cent in the third quarter of 2008. Recent economic data suggest that the contraction intensified in the fourth quarter. Indeed, private sector forecasters currently estimate that output has contracted by 5 per cent at an annual rate. Employment losses have accelerated, reaching almost 2.6 million for 2008 as a whole, while the unemployment rate has reached 7.2 per cent, a 16-year high (Chart 2.7). Deteriorating employment prospects and tighter credit conditions have led to further substantial cutbacks in discretionary spending, as evidenced by the weakest level of auto sales since the early 1980s. Manufacturing activity has contracted sharply, while the export sector, which has supported the U.S. economy since early 2007, is now weakening as a result of the global downturn and the appreciation of the U.S. dollar since August 2008.
Housing starts and building permits have plunged to new record lows, while home sales and prices continue to decline (Chart 2.8). Housing-related losses have led to a further tightening in lending standards and delinquency and foreclosure rates for residential mortgages have reached record highs (Chart 2.9).

In response to the deteriorating outlook and ongoing financial market stresses, the Federal Reserve cut its target for the federal funds rate on December 16 from 1 per cent to a range of 0 to 0.25 per cent. The Federal Reserve has now lowered its key policy rate by 500 basis points since September 2007. The Federal Reserve has stated that weak economic conditions will likely warrant exceptionally low levels of the target rate for some time. Further, the Federal Reserve stated that it “will employ all available tools to promote the resumption of sustainable economic growth and to preserve price stability.”
On the fiscal front, the American Recovery and Reinvestment Bill of 2009, which proposes US$825 billion in fiscal stimulus, was tabled in the U.S. House of Representatives on January 15, 2009 and is currently being discussed by Congress. The bill includes infrastructure spending, personal tax cuts for lower- and middle-income households, business tax cuts designed to boost investment, as well as additional transfers to state governments.
As a result of the developments reviewed above, the private-sector near-term outlook for U.S. real GDP growth has been lowered significantly since the publication of the Economic and Fiscal Statement. Based on the most recent projections of private sector forecasters surveyed by the Department of Finance, U.S. real GDP is now expected to decline by 1.8 per cent in 2009, before strengthening to 2.1 per cent in 2010 (Chart 2.10). Relative to the forecasts prepared at the time of the Statement, the private sector outlook for U.S. economic growth has been revised down by 1.4 percentage points in 2009 and is unchanged for 2010.

With U.S. housing construction now at extremely low levels, inventories of unsold houses should stabilize. Nevertheless U.S. housing demand and prices will likely decline further owing to the ongoing recession and rising unemployment. As inventories are worked off over the course of 2009 and in the first half of 2010, housing starts and house prices are expected to stabilize. The eventual stabilization and recovery of the housing market is also expected to help credit conditions return to normal.
However, there remains an unusually large degree of uncertainty surrounding the outlook. While it is expected that the new fiscal stimulus, together with actions taken to improve the functioning of credit markets, will begin to have an impact on economic growth in mid-2009, the ultimate magnitude and timing of the recovery remain uncertain. Moreover, the pace of economic recovery will also depend on the degree of improvement in the U.S. housing market together with a restoration of the smooth functioning of credit markets. This in turn should lead to a rebound in confidence and equity markets. This scenario underlies private sector expectations of moderate growth in the U.S. in 2010.

Global Economy
Similar to the situation in the U.S., prospects for the world economy have also deteriorated since the release of the Statement. At that time, the International Monetary Fund (IMF) was projecting world GDP growth to slow from 3.7 per cent in 2008 to just 2.2 per cent in 2009,1 well below the pace usually associated with a global recession. Since then, however, global conditions have continued to worsen and private sector forecasters now estimate, on average, that world growth in 2009 will slow to about 1 per cent (Chart 2.11).2 The recent deterioration of global prospects mainly reflects a downward revision to the outlook for advanced economies, linked to the ongoing global financial crisis. However, emerging markets are also projected to experience a more pronounced slowdown than previously expected as capital spending and export growth taper off.

[1]	The IMF reports world real GDP growth on both a purchasing power parity (PPP) and a market exchange rate basis. On a market exchange rate basis, the IMF expected world real GDP growth to ease from 2.6 per cent in 2008 to 1.1 per cent in 2009 in its November 2008 World Economic Outlook Update.

[2]	Estimated by the Department of Finance based on private sector forecasts (Consensus Forecasts and Blue Chip Economic Indicators) and IMF implicit PPP weights (2007 estimates for real GDP).

In the Euro area, output contracted in the second and third quarters of 2008. Recent data releases suggest that ongoing weakness is likely as labour markets, consumer spending, business investment and industrial production have all deteriorated more than expected. The European Commission has responded by announcing the European Economic Recovery Plan in which the Commission recommends that member countries implement €200 billion of fiscal stimulus measures (about 1.5 per cent of GDP) to restore confidence and stimulate investment and spending. In support of this recommendation, several individual member countries have already announced fiscal stimulus plans. As well, the European Central Bank has significantly eased monetary policy. After rising by 2.6 per cent in 2007, the Blue Chip consensus now estimates that real GDP growth in the Euro area was about 1.0 per cent in 2008, and is expected to contract by 1.2 per cent in 2009.
Japan is also in recession, reflecting weak consumer spending and declines in business investment and net exports. Japanese authorities cut policy rates for the first time in seven years and announced a series of stimulus packages to shore up the economy. With weaker external and domestic demand, economic activity is projected to remain weak in the coming quarters. According to the Blue Chip consensus, Japanese real GDP growth is expected to slow from 2.4 per cent in 2007 to 0.4 per cent in 2008 and then turn negative in 2009 at -1.4 per cent.
Growth in the emerging market economies has moderated further as the financial crisis has spread. In China, year-over-year growth slowed to 6.8 per cent in the fourth quarter of 2008. The slowdown mainly reflected weaker export growth and a slower pace of capital formation. For 2008 as a whole, growth slowed to 9.0 per cent from 13.0 per cent in 2007. The Blue Chip consensus projects growth in China to slow further to 7.1 per cent in 2009, the slowest pace of economic activity since 1990. In response, the Chinese government has introduced a significant package to stimulate demand and announced its biggest interest rate cut in 11 years.

Overall, the global economy is facing an exceptional period of heightened volatility and uncertainty. Reflecting this, growth forecasts for 2009 for all the major advanced and developing economies have been marked down repeatedly and significantly over the past several months (Chart 2.12).

Canadian Economic Developments
Weaker U.S. and global demand, combined with the ongoing global financial market turbulence and lower commodity prices, are all weighing on the Canadian economy. These developments have resulted in declines in exports, slower income growth and upward pressures on borrowing costs, all of which are expected to have reduced output in the fourth quarter of 2008.
Over the first three quarters of 2008, output growth averaged just 0.4 per cent, largely reflecting continued declines in exports of goods in response to the U.S. slowdown and the lagged impact of a high Canadian dollar. This was offset by continued, albeit slower, growth in final domestic demand (the sum of household, government and business spending). However, starting in the third quarter of 2008, final domestic demand growth has also slowed further, as household and business spending growth continued to moderate (Chart 2.13).

Growth in personal consumption expenditure on goods and services has decelerated over 2008 following strong growth in 2007 in response to a slowdown in real income growth. More recently, consumption growth has slowed further owing to the impact of weaker confidence and lower investment income. The impact of these factors has been particularly evident on spending on new motor vehicle sales, which fell to their lowest level in more than 10 years in December (Chart 2.14).

Following a period of rapid growth from 2002 to 2007, Canadian housing investment fell in the first three quarters of 2008, with both new construction and resale activity declining (Chart 2.15). More recently, housing starts fell to their lowest level in seven years in December while existing home sales also fell significantly in the fourth quarter. These recent declines have brought housing starts back to their historical averages from unusually high levels in the past six years. This has been accompanied by a moderation in price growth and some declines in prices in regions where prices had increased sharply. Some further weakening of housing activity and prices is likely as the current period of economic weakness depresses income growth and the demand for housing.

The current adjustment in the Canadian housing market is fundamentally different than the correction that has been underway in the U.S. since 2006. This reflects the fact that the conditions that led to the U.S. housing market collapse are not present in Canada. In particular, the growth of the Canadian housing market was not fuelled by aggressive marketing of high-risk, sub-prime mortgage products that led to unsustainable growth in demand and prices in the United States. As a result, while the United States is in the midst of a severe housing correction to compensate for excesses in previous years, the Canadian housing market is experiencing a cyclical slowing in prices and activity (Chart 2.16).

Growth in business investment has also slowed in 2008 in response to tighter credit conditions and a weaker economic outlook. In particular, investment in machinery and equipment (M&E) declined in the second and third quarters of 2008, following sharp declines in capacity utilization and the rising costs of imported M&E due to the depreciation of the Canadian dollar (Chart 2.17).

More recent information suggests that the Canadian economy weakened further in the fourth quarter. As a result of the slowdown in the domestic economy, employment losses in export-oriented sectors are no longer being offset by gains in domestically oriented industries. This has weakened labour markets noticeably in recent months. Total employment fell by 105,000 jobs in November and December, and the unemployment rate increased to 6.6 per cent in December, its highest level in almost three years (Chart 2.18). Some regional labour markets are more affected than others. For example, the unemployment rate in Ontario has risen sharply in recent months and has been above the national average unemployment rate for two years. Weaker labour markets together with recent sharp equity market declines resulted in Canadian consumer confidence falling to its lowest levels in more than a decade. These developments are being reflected in weaker consumer and residential spending.

But, overall, the domestic economic situation remains better than in most other major industrialized countries, in particular the United States.
This is particularly evident when comparing labour market performance in the two countries. Since January 2008, the month when the National Bureau of Economic Research estimates that the U.S. recession began, the U.S. has lost more than 2.5 million jobs. Canada to date has fared much better with 98,000 net new jobs created in 2008, despite significant employment losses in November and December (Chart 2.19). As of the third quarter of 2008, Canada was the only G7 country to have posted positive real GDP growth over both the second and third quarters.
Canada’s relatively stronger outlook than that of the U.S. in part reflects the fact that Canada has not had the same excesses in spending and borrowing in recent years. For this reason, the financial position of households and businesses remains solid, both relative to their historical positions and relative to the U.S., where excessive debt and leveraging have led to significant retrenchment.

Commodity Prices
The deteriorating global economic conditions have led to sharp declines in commodity prices (Chart 2.20). While the declines have been broad-based, the fall in energy prices has been particularly large with oil declining the most despite announcements by the Organization of the Petroleum Exporting Countries of cumulative daily production cuts of 4.2 million barrels from the September production levels. Crude oil prices have been volatile in recent months, with daily closing prices having fluctuated in a range of US$31 to US$49 per barrel since the beginning of December. Future contracts suggest that crude oil prices will average about US$50 per barrel in 2009 which is about 30 per cent below levels anticipated by private sector forecasters in the November Economic and Fiscal Statement. Crude oil futures also remain extremely volatile.

Low commodity prices are reducing Canadian export income and have put downward pressure on the Canadian dollar. This in turn is reducing nominal GDP, which is the broadest indicator of the tax base in Canada, and will ultimately mean lower-than-expected tax revenues. This will also translate into a deterioration of the country’s current account balance, net foreign indebtedness as well as Canadians’ purchasing power.
In this context, the volatility in commodity prices witnessed in recent months has introduced significant uncertainty into the outlook for nominal GDP, and therefore into the fiscal planning framework. Over the near term, the risks to the commodity price outlook are tilted to the downside, reflecting uncertainty over global economic conditions and continued financial market dislocation. Private sector economists expect that commodity prices will recover over the medium term, given the expected recovery in global demand together with tight supply conditions. However, the volatility of the past year and the current high degree of uncertainty underscores the need to assume a prudent path for commodity prices going forward.

Private Sector Canadian Outlook
The Department of Finance surveys private sector economic forecasters on a quarterly basis for their outlook of the Canadian economy. Due to the rapid deterioration of the global economic situation in recent months, private sector forecasters have frequently revised their forecasts downward. The economic forecasts reported here were updated as of January 16, 2009.
Private sector forecasters expect that the Canadian economy will contract by 0.8 per cent in 2009. This compares to a forecast of 0.3 per cent growth at the time of the November Economic and Fiscal Statement (Chart 2.21 and Table 2.1).

Private sector forecasters believe that the Canadian economy entered a recession in the fourth quarter of 2008 (Chart 2.22). Forecasters expect the recession to last three quarters with the deepest contraction occurring in the first quarter of 2009. Output is expected to reach bottom in the second quarter of 2009 and to start recovering thereafter. The recession is expected to be milder than the last two Canadian recessions and significantly less pronounced than the U.S. recession, which is forecast to be one of the deepest recessions in U.S. post-war history (Chart 2.23).
The outlook for GDP inflation in 2009 has been revised down to -0.4 per cent from 0.5 per cent in the 2008 Statement. This mainly reflects downward revisions to the outlook for commodity prices stemming from a weaker global economic outlook than expected at the time of the Statement. The outlook for GDP inflation in 2010 has been revised down to 1.7 per cent from 1.8 per cent in the Statement.

Chart 2.23

U.S. Real GDP Growth Outlook in Historical Perspective

per cent, year over year
10
8
6
4
2
0
-2
-4
Recessionary periods
Forecast
1970 Q1
1975 Q1
1980 Q1
1985 Q1
1990 Q1
1995 Q1
2000 Q1
2005 Q1
2010 Q1

Canadian Real GDP Growth Outlook in Historical Perspective

per cent, year over year
10
8
6
4
2
0
-2
-4
Recessionary periods
Forecast
1970 Q1
1975 Q1
1980 Q1
1985 Q1
1990 Q1
1995 Q1
2000 Q1
2005 Q1
2010 Q1

Notes: For the U.S., the recessionary periods correspond to the National Bureau of Economic research (NBER) definition of recessions. For Canada, recessionary periods are based on two consecutive quarterly declines in real GDP.

Sources: U.S. Bureau of Economic Analysis; NBER; Statistics Canada; Department of Finance survey of private sector forecasters.

Weaker real economic growth combined with weaker GDP inflation has reduced the outlook for nominal GDP growth in Canada to -1.2 per cent in 2009 from 0.8 per cent just two months ago. As a result, nominal GDP, which is the broadest indicator of the tax base for government revenue, is forecast to be $25 billion lower in 2009 and $30 billion lower in 2010 than anticipated at the time of the Statement.
At the time of the Economic and Fiscal Statement, private sector forecasters expected short-term interest rates to average 1.9 per cent in 2009 and 2.7 per cent in 2010. Private sector forecasters have revised down the outlook for short-term interest rates to 0.8 per cent in 2009 and 1.7 per cent in 2010. The outlook for long-term interest rates has also been significantly revised down to average 2.8 per cent in 2009 and 3.4 per cent in 2010, from 3.7 per cent and 4.2 per cent, respectively, at the time of the Statement.
Slower growth is expected to translate into an increase in the unemployment rate to 7.5 per cent in 2009 and 7.7 per cent in 2010, compared to 6.9 per cent in 2009 and 6.7 per cent in 2010 as forecast in the Statement.

Table 2.1
Average Private Sector Forecasts

				Average
	2008	2009	2010	2011–14
	(per cent, unless otherwise indicated)
Real GDP growth
February 2008 budget	1.7	2.4	2.9	n.a.
November 2008 Economic and Fiscal Statement	0.6	0.3	2.6	2.8
January 2009 private sector forecast	0.7	-0.8	2.4	3.0

GDP inflation
February 2008 budget	1.8	1.9	1.8	n.a.
November 2008 Economic and Fiscal Statement	3.8	0.5	1.8	2.1
January 2009 private sector forecast	4.1	-0.4	1.7	2.2

Nominal GDP growth
February 2008 budget	3.5	4.3	4.7	n.a.
November 2008 Economic and Fiscal Statement	4.4	0.8	4.4	5.0
January 2009 private sector forecast	4.8	-1.2	4.2	5.2

Nominal GDP level (billions of dollars)
February 2008 budget[1]	1,590	1,659	1,738	n.a.
November 2008 Economic and Fiscal Statement	1,603	1,615	1,687	1,914
January 2009 private sector forecast	1,609	1,590	1,657	1,893

3-month treasury bill rate
February 2008 budget	3.2	3.8	4.5	n.a.
November 2008 Economic and Fiscal Statement	2.4	1.9	2.7	4.2
January 2009 private sector forecast	2.3	0.8	1.7	4.0

10-year government bond rate
February 2008 budget	3.6	4.2	4.8	n.a.
November 2008 Economic and Fiscal Statement	3.7	3.7	4.2	5.1
January 2009 private sector forecast	3.6	2.8	3.4	5.0

Consumer Price Index (CPI) inflation
February 2008 budget	1.5	1.9	2.0	n.a.
November 2008 Economic and Fiscal Statement	2.6	1.7	1.9	2.0
January 2009 private sector forecast	2.4	0.7	1.9	2.0

Oil price level (US dollars per barrel)
February 2008 budget	82.1	79.8	82.3	n.a.
November 2008 Economic and Fiscal Statement	102.5	72.0	79.0	89.7
January 2009 private sector forecast	99.9	50.2	63.8	82.9

Table 2.1 (cont’d)
Average Private Sector Forecasts

				Average
	2008	2009	2010	2011–14
	(per cent, unless otherwise indicated)
Exchange rate (US cents/C$)
February 2008 budget	98.0	95.5	95.5	n.a.
November 2008 Economic and Fiscal Statement	94.9	85.6	88.7	96.0
January 2009 private sector forecast	94.1	81.2	85.5	94.4

Unemployment rate
February 2008 budget	6.3	6.4	6.2	n.a.
November 2008 Economic and Fiscal Statement	6.1	6.9	6.7	6.2
January 2009 private sector forecast	6.1	7.5	7.7	6.4

U.S. real GDP growth
February 2008 budget	1.5	2.4	3.0	n.a.
November 2008 Economic and Fiscal Statement	1.4	-0.4	2.1	2.9
January 2009 private sector forecast	1.2	-1.8	2.1	3.1

[1]	Nominal GDP levels have been adjusted to reflect May 2008 revisions to Canada’s National Income and Expenditure Accounts.
Source: Department of Finance survey of private sector forecasters.

Risk Assessment and Planning Assumptions
There continues to be a large degree of uncertainty surrounding the global economic outlook, with the risks to that outlook tilted to the downside.
The main risk to the global economy is that financial market dislocations could be more prolonged than currently expected, resulting in a longer period of high business and consumer borrowing costs and reduced credit availability. Should this transpire, global consumer spending and business investment would be weaker than currently forecast.
For Canada, the risk to the global economy is compounded by the risk stemming from low and volatile commodity prices. As a result, there is considerable uncertainty about how commodity prices will affect nominal income growth in Canada. Overall, the outlook for commodity prices poses a significant downside risk to the average private sector forecast for nominal GDP, reported in Table 2.1. Nominal GDP is the broadest single measure of the tax base. Therefore, lower nominal GDP also reduces the projected level of budgetary revenues described in Chapter 4. The risks to the downside are larger for 2009 and 2010.
In light of these risks, the Government has judged it appropriate to adjust downward the private sector forecast for nominal GDP for budget planning assumptions.
With this adjustment, the budget economic planning assumption for 2009 is now close to the bottom of the range of individual private sector forecasts for nominal GDP growth (Chart 2.24).

As a result, the planning assumption is for a contraction of 2.7 per cent in nominal GDP in 2009 (Table 2.2). This means that the budget planning assumption for the level of nominal GDP is about $30 billion lower than expected by the private sector in 2009 and 2010. Starting in 2011, the gap with the private sector forecast for nominal GDP begins to close and is closed by 2014 when risks to the private sector outlook are more balanced. The Government will continue to evaluate economic developments and risks to determine whether or not it would be appropriate to maintain the adjustment for risk in future budgets and economic and fiscal updates.
Table 2.2
Budget Planning Assumption Comparison

	2008	2009	2010	2011	2012	2013	2014
Nominal GDP Growth (per cent)
January 2009 private sector forecast	4.8	-1.2	4.2	5.7	5.5	5.0	4.7
Budget 2009 fiscal planning	4.4	-2.7	4.3	6.4	6.1	5.3	5.0

Nominal GDP Level (billions of dollars)
January 2009 private sector forecast	1,609	1,590	1,657	1,751	1,848	1,940	2,031
Budget 2009 fiscal planning	1,604	1,560	1,627	1,731	1,838	1,935	2,031
Adjustment for risk	-5	-30	-30	-20	-10	-5	0

Chapter CANADA’S ECONOMIC ACTION PLAN

Overview
These are extraordinary times for the global economy and they call for extraordinary global measures. The global economy is in the most synchronized recession in the post-war period fuelled in part by the worst financial market crisis since the 1930s. The Government has developed an Economic Action Plan to boost confidence and economic growth and support Canadians and their families during this period of economic weakness.
With this stimulus plan, Canada will emerge from this recession stronger, with a modernized, greener infrastructure, a renewed science and research base, a more skilled labour force, lower taxes and a more competitive economy.
The Government’s Economic Action Plan comprises five main elements:
•	Improving Access to Financing and Strengthening Canada’s Financial System. Providing up to $200 billion through the Extraordinary Financing Framework to improve access to financing for consumers and allow businesses to obtain the financing they need to invest, grow and create jobs.
•	Action to Help Canadians and Stimulate Spending. Providing $8.3 billion for the Canadian Skills and Transition Strategy. This will help workers directly affected by the economic downturn with enhancements to Employment Insurance and funding for skills and training. As well, the budget proposes $20 billion in personal income tax relief over 2008–09 and the next five fiscal years that will benefit all Canadian taxpayers, including doubling the tax relief provided by the Working Income Tax Benefit to make work more financially attractive for low-income Canadians.
•	Action to Stimulate Housing Construction. Providing $7.8 billion to build quality housing, to stimulate construction and enhance energy efficiency. Measures include a renovation tax credit providing up to $1,350 to an estimated 4.6 million Canadian families; funding for energy retrofits; investments in social housing to support low-income Canadians, including seniors, persons with disabilities and Aboriginal Canadians; as well as low-cost loans to municipalities for housing-related infrastructure.

•	Immediate Action to Build Infrastructure. Accelerating and expanding recent historic investments in infrastructure with almost $12 billion in new infrastructure funding over two years for the construction and repair of roads, bridges, small craft harbours, broadband internet access, electronic health records, laboratories and border crossings across the country. This will support economic growth and employment this year and next, while also bolstering Canada’s long-run productive capacity.
•	Action to Support Businesses and Communities. Addressing short-term economic challenges facing sectors, regions and communities as a result of the global economic crisis and helping sectors position themselves for long-term competitiveness.
The Government’s Economic Action Plan is based on three guiding principles—that stimulus should be timely, targeted, and temporary to:
•	Support the economy when it is most needed.
•	Support Canadian families and sectors most affected.
•	Ensure maximum impact for Canadian jobs and output.
•	Protect Canada’s fiscal position by targeting new spending in the next two years.
Budget 2009 will provide almost $40 billion in support of the Canadian economy over the next two years. In total, these measures are equivalent to 2.5 per cent of gross domestic product (GDP).
Including incremental funds from other orders of government, Budget 2009 will provide almost $30 billion, or 1.9 per cent of GDP, in support of the Canadian economy in 2009 alone. Over the next two years, the Economic Action Plan will invest over $50 billion, or 3.2 per cent of GDP (Table 3.1).

Table 3.1
Canada’s Economic Action Plan

	2009	2010	Total
	(millions of dollars—cash basis)
Action to Help Canadians and Stimulate Spending	5,880	6,945	12,825
Action to Stimulate Housing Construction	5,365	2,395	7,760
Housing leverage	725	750	1,475
Immediate Action to Build Infrastructure	6,224	5,605	11,829
Infrastructure leverage	4,532	4,365	8,897
Action to Support Businesses and Communities	5,272	2,255	7,527
Sectoral leverage	1,300		1,300
Total federal stimulus	22,742	17,200	39,942
Total stimulus (with leverage)	29,298	22,316	51,613
As a share of GDP (%)
Total federal stimulus	1.5	1.1	2.5
Total stimulus (with leverage)	1.9	1.4	3.2

Notes: Totals may not add due to rounding. These cost estimates reflect projected cash expenditures over the next two years. The budgetary impact is somewhat smaller because some of these expenditures relate to construction and renovation costs of federal assets (for which only depreciation is recorded on a budgetary basis) and loans to third parties (where there is a budgetary impact only in the event that there is a risk of loss).
The Economic Action Plan builds on tax relief provided in the October 30, 2007 Economic Statement, delivered just before the U.S. economy entered recession. At that time, the Government stated: “Given this global economic uncertainty, now is the time to act...to make broad-based tax reductions that will strengthen our economy, stimulate investment and create more and better jobs.” These tax reductions will continue to support growth and job creation.
As described in Annex 1, measures in this budget will create or maintain 190,000 jobs. When combined with the actions set out in the October 2007 Economic Statement over 250,000 jobs will be created or maintained by the end of 2010.

Fulfilling Canada’s G20 Commitment
The response to the global economic crisis will only succeed if governments work cooperatively and in a coordinated manner. In implementing this stimulus plan, Canada is joining other nations in taking significant steps to offset the impacts of the global economic downturn (Table 3.2). The Government’s actions in this budget fulfill Canada’s commitments at the recent G20 leaders’ summit to provide timely stimulus to domestic demand, while maintaining long-run fiscal sustainability.
Table 3.2
Recently Announced G7 Fiscal Stimulus Packages
Size of budgetary action as share of GDP

	2009	2010	Total

Canada	1.9	1.4	3.2
United States[1]	2.9	2.8	5.7
Germany	1.2	1.3	2.5
Japan	1.3	1.0	2.3
United Kingdom	1.1	-0.3	0.8
France	0.8	0.5	1.3
Italy	0.3	0.0	0.3

[1]	American Recovery and Reinvestment Plan.

Sources: Government releases; analyst estimates.
Comparing the size of fiscal stimulus measures across countries is difficult. In Canada’s case, the estimate consists of the measures announced in this budget, including the expected contribution of provincial governments. The estimate does not include the impact of the permanent tax reductions announced in the 2007 Economic Statement and taking effect in 2008 and 2009.
In contrast, the estimate for the U.S. stimulus package includes tax reductions that offset the expiration of temporary tax cuts in 2008. These tax reductions account for about one-third of the proposed U.S. package. This means that in economic terms the stimulus package proposed in this budget is about equal to that under discussion in the United States.

As well as contributing to global efforts to provide economic stimulus, Canada will also do its part to implement global agreements that strengthen the governance and legitimacy of the International Monetary Fund and the World Bank, which are key international institutions that promote global growth and stability.
Improving Long-Term Growth Prospects
In addition to the positive short-run support to the economy, the Government’s Economic Action Plan and other measures in this budget contribute to achieving objectives set out in Canada’s long-term economic plan, Advantage Canada.
Specifically, Budget 2009 will ensure that Canada develops strategic economic advantages to make the country more competitive and help promote long-run growth by:
•	Accelerating and expanding planned infrastructure spending so that Canada establishes an infrastructure advantage sooner.
•	Ensuring that Canada maintains a knowledge advantage by offering substantial additional support for skills and training programs, plus significant investments in university and college research infrastructure.
•	Strengthening Canada’s tax advantage with permanent personal income tax reductions, as well as tax reductions aimed at stimulating business investment.
•	Giving Canada an entrepreneurial advantage with the introduction of a Canadian securities regulator as well as reforms to our competition and investment laws.
•	Preserving Canada’s fiscal advantage by focusing spending measures in two years to allow the budget to improve rapidly over the medium-term, which means our country will emerge from this global recession in a much stronger fiscal position than other industrialized countries.

Stimulus Accountability Framework
The Government plans to move forward aggressively to implement these measures, appropriately balancing effective stewardship and governance of taxpayer dollars with speed of implementation.
To expedite implementation of measures in this budget, the Government will seek Parliamentary authority to make payments totalling close to $4 billion under the Budget Implementation Act. The Government is also tabling a Notice of Ways and Means Motion to seek Parliamentary approval to implement the tax reductions proposed in the budget. In addition, the Government will adjust the Main Estimates for 2009–10 to ensure that new funding flows quickly.
The measures proposed in this budget are of sufficient breadth and magnitude to have a significant impact on the economy in the near term. Consistent with the focus on stimulus, in cases where time-limited spending does not evolve as set out in this budget, amounts will lapse and will not be carried forward beyond 2010–11. The Government is expecting all partners in this stimulus plan to act with urgency and will reinforce this with a strong, consistent, “use it or lose it” theme.
Over the spring and summer of 2009, the Government’s focus will be on implementing the measures set out above. The Government will provide an initial report on progress this summer, and responsible ministers will provide an update to Parliament the first week following the summer recess. The Government will reassess and, if necessary, reallocate funding in the 2009 Economic and Fiscal Update.

IMPROVING ACCESS TO FINANCING AND STRENGTHENING CANADA’S FINANCIAL SYSTEM

Highlights
Improving Access to Financing
The Government is responding to gaps in credit markets by providing up to $200 billion through the Extraordinary Financing Framework to improve access to financing for Canadian households and businesses, by:
✓	Committing an additional $50 billion to the Insured Mortgage Purchase Program, increasing the overall size of this program to $125 billion. This will provide lenders with stable long-term financing, allowing them to continue lending to Canadian consumers and businesses.
✓	Delivering $13 billion in additional financing by increasing the flexibility and capacities of the financial Crown corporations, the Canada Mortgage and Housing Corporation, Export Development Canada, and the Business Development Bank of Canada. This includes at least $5 billion in new financing to be delivered through enhanced cooperation between these financial Crown corporations and private sector financial institutions under the new Business Credit Availability Program.
✓	Increasing the maximum eligible loan amount a small business can access under the Canada Small Business Financing Program.
✓	Creating the Canadian Secured Credit Facility, with up to $12 billion to support financing of vehicles and equipment for consumers and businesses.
✓	Extending the deadline for issuing guaranteed instruments under the Canadian Lenders Assurance Facility, which helps ensure that lenders are not put at a competitive disadvantage when raising funds in global markets.
✓	Establishing a new Canadian Life Insurers Assurance Facility to guarantee wholesale term borrowings for life insurers, modelled on the Canadian Lenders Assurance Facility.
✓	Facilitating the provision of extraordinary liquidity to financial institutions by the Bank of Canada, as required, through the modernization of the Bank’s authorities in Budget 2008.
✓	Adding a 10-year maturity to the Canada Mortgage Bond program to raise supplementary funding for financial institutions.

Strengthening Canada’s Financial System
Budget 2009 will further strengthen our financial system by:
✓	Broadening the authority for the Minister of Finance to promote financial stability and maintain efficient and well-functioning markets.
✓	Providing the Canada Deposit Insurance Corporation with greater flexibility to enhance its ability to safeguard financial stability in Canada.
✓	Providing a standby authority for the Government to inject capital into federally regulated financial institutions to support financial stability.
A New Canadian Securities Regulator
Canadians need and deserve a more efficient, streamlined securities regulatory system that reinforces financial stability, strengthens enforcement, protects investors and is more accountable. To this end, the Government will:
✓	Work with willing partners to establish a Canadian securities regulator that respects constitutional jurisdiction, regional interests and expertise.
Measures to Help Consumers of Financial Products
The Government will assist consumers of financial products by:
✓	Enhancing disclosure and improving business practices in respect of credit cards issued by federally regulated financial institutions.
✓	Establishing an independent task force to make recommendations on a cohesive national strategy on financial literacy.
✓	Moving forward on measures to make mortgage insurance more transparent, understandable and affordable.

Federally Regulated Private Pension Plans
The Government is acting to address issues facing federally regulated private pension plans by:
✓	Assisting the Office of the Superintendent of Financial Institutions in providing flexibility to supplement the temporary solvency funding relief proposed in the November 2008 Economic and Fiscal Statement.
✓	Consulting on the legislative and regulatory framework for federally regulated pension plans with a view to making permanent improvements before the end of 2009.

Introduction
The turmoil in global financial markets has revealed serious weaknesses in the international financial system. It has also clearly demonstrated how essential strong financial institutions, capital markets, and financial sector regulation are to economic growth and prosperity.
Canada has shown exceptional resilience through the deepening crisis. Our financial system is better equipped to cope with the challenging global financial climate than those of many other nations.
Nevertheless, Canada is not immune to this global crisis and Government action has been required in a number of areas to support financial sector stability. A notable example was the decision taken by the federal government, in conjunction with three provincial governments, to support the restructuring plan for non-bank asset-backed commercial paper. This action enhanced financial stability and the health of Canada’s capital markets in challenging times.
Dislocations in global credit markets have raised wholesale borrowing costs for Canadian financial institutions and have sharply reduced the liquidity of private sector financial assets. Parts of Canada’s credit markets have ceased to function well, and there has been a significant re-pricing of risk in financial assets, increasing the cost to business borrowers.
Further, policy actions taken in other countries to support their financial institutions risk putting Canadian institutions at a competitive disadvantage.
Tighter credit conditions are now rippling into the real economy. If the Government did not take further action, this could deepen the economic downturn in Canada.

Ensuring Canadians’Access to Financing— The Extraordinary Financing Framework
The Government has taken a number of significant and effective measures to mitigate the impact of the global credit crunch on Canadian financial institutions so that they can continue to provide Canadian consumers and businesses with access to financing.
The Government is taking further action to strengthen the capacity of Canadian financial institutions to expand credit and to respond to gaps in credit markets. It is providing up to $200 billion in existing and new measures to support the extension of financing to Canadians and Canadian businesses during the current extraordinary period.
Under the Extraordinary Financing Framework (EFF), action will be taken when it is necessary to:
•	Correct market failures in segments of the credit markets.
•	Mitigate systemic risks.
•	Prevent possible competitive disadvantage to Canadian firms as a result of policy decisions taken by foreign governments.
Interventions under the EFF will aim to:
•	Provide financing on a commercial basis whenever possible.
•	Protect the taxpayer by controlling risk.
•	Encourage partnership with the private sector.
•	Restore confidence and encourage private sector lending.
To help manage the EFF, the Government will form the Advisory Committee on Financing. This committee will include users and suppliers of financing, along with other experts. The committee will advise on financing conditions and the design, scope and scale of initiatives under the EFF.
Together with the rest of the Government’s comprehensive Economic Action Plan, the EFF will provide a solid foundation for economic recovery.

The EFF is expected to generate a positive return for the Government overall and therefore has no expected fiscal cost. The Government will undertake additional borrowing to make the EFF possible; this will increase the amount of Government of Canada debt sold to financial markets (Annex 4). As this debt will be matched with sound assets, the EFF will not lead to any increase in the federal debt (accumulated deficit).

Extraordinary Financing Framework
•	The Government will purchase $50 billion of insured mortgage pools in the first half of 2009–10 under the Insured Mortgage Purchase Program (IMPP), in addition to the $75 billion of purchases already authorized, increasing the total size of the program to $125 billion. This will provide long-term stable funding to lenders and help them continue lending to Canadian consumers and businesses.

•	The Government will enhance the resources and scope of action available to the financial Crown corporations and will provide $13 billion in incremental financing. This will allow Export Development Canada and the Business Development Bank of Canada to extend additional financing to Canadian businesses in the current extraordinary circumstances, and allow the Canada Mortgage and Housing Corporation to support low-cost loans to municipalities.
–	At least $5 billion of this incremental financing will be delivered through enhanced cooperation between these financial Crown corporations and private sector financial institutions under the new Business Credit Availability Program.
•	To further help small businesses access financing, the Government will increase the maximum eligible loan amount under the Canada Small Business Financing Program for loans made after March 31, 2009. These changes could increase lending under the program by some $300 million per year.

•	The Government will allocate up to $12 billion to a new Canadian Secured Credit Facility to purchase term asset-backed securities backed by loans and leases on vehicles and equipment. This new facility will help consumers and businesses access financing for these products.

•	The Canadian Lenders Assurance Facility (CLAF), announced in November 2008, will allow Canada’s deposit-taking financial institutions to access competitive global credit markets by providing a guarantee on their term debt similar to those offered to banks in other countries. The Government will extend the period for issuing guaranteed instruments under the CLAF from April 30, 2009 to December 31, 2009.

Extraordinary Financing Framework (cont’d)
•	To ensure that life insurers are not put at a competitive disadvantage relative to foreign insurers that benefit from guarantee programs provided by their home governments, the Government will create the Canadian Life Insurers Assurance Facility, modelled on the CLAF.

•	In Budget 2008, the Government modernized the authorities of the Bank of Canada to support the stability of the financial system, and the Bank has used this modernized framework to increase its provision of extraordinary liquidity through a number of facilities. The Bank of Canada’s provision of liquidity peaked at $41 billion in December, and currently stands at $33 billion.

•	In the fall of 2008, the Canada Mortgage and Housing Corporation launched a new quarterly 10-year Canada Mortgage Bond maturity. Over the year, the new maturity is expected to raise up to $10 billion in supplementary funding for financial institutions.
Extension of the Insured Mortgage Purchase Program
The Government will extend the Insured Mortgage Purchase Program (IMPP) by authorizing the purchase of up to an additional $50 billion in insured mortgages in the first half of 2009–10. This is in addition to the $75 billion to be purchased in 2008–09 announced earlier. Extending and enhancing this successful program will reassure lenders that stable long-term financing will continue to be available, helping them to continue lending to Canadian consumers and businesses.
As the mortgages that will be purchased already carry government backing, they represent no additional risk to the taxpayer. The competitive auction process used to purchase the mortgages is also designed to protect taxpayers by ensuring that the rate of return on the purchased mortgages exceeds the Government’s cost of borrowing. As a result, the IMPP program will continue to earn a positive financial return for the Government while at the same time filling a key gap in financing markets. The program has facilitated a reduction in prime and mortgage rates since its introduction.
New Flexibilities and Resources for Financial Crown Corporations
An increasing number of creditworthy Canadian businesses are experiencing difficulty in obtaining adequate access to financing either because their credit limit has been reduced or their traditional sources of financing are no longer available.

The Government will therefore enhance the resources and scope of action available to Export Development Canada (EDC) and the Business Development Bank of Canada (BDC) so that they can extend additional financing to Canadian businesses in the current extraordinary circumstances. EDC and BDC are financial Crown corporations whose mandates are to assist Canadian businesses through all phases of the economic cycle. BDC focuses on small and medium-sized businesses whose financial needs exceed the parameters of conventional financing. EDC provides trade finance and risk-management services to Canadian exporters and investors.
The Government will increase the authorized capital limits of EDC and BDC by $1.5 billion each, and increase their associated borrowing limits as necessary. The Government will also increase EDC’s contingent liability limit to $45 billion to enable EDC to grow and enhance its guarantee and insurance programs, and increase the Canada Account limit from $13 billion to $20 billion. These actions follow on the additional $350 million in capital committed to both EDC and BDC in the November 2008 Economic and Fiscal Statement.
As it is very important to be able to bring this additional financing to market quickly, the Government will enable EDC to support financing in the domestic market, including in the area of accounts receivable insurance, for a temporary period. This measure will allow EDC to fill gaps and complement the activities of financial institutions and insurance providers in the domestic market. EDC and BDC will be working closely to ensure that their activities are complementary.
Business Credit Availability Program
One way in which BDC and EDC will make use of these additional flexibilities and resources is the new Business Credit Availability Program (BCAP). This program will improve access to financing for Canadian businesses during this period of economic uncertainty through enhanced cooperation between private sector financial institutions and the financial Crown corporations. Through this program, EDC and BDC will provide at least $5 billion in additional loans and other forms of credit support and enhancement at market rates to businesses with viable business models whose access to financing would otherwise be restricted. By working in close cooperation with private sector financial institutions, this program will fill gaps in market access and lever additional lending by private sector institutions where joint participation facilitates private action.

Participating private sector lenders will commit to:
•	Working with the financial Crown corporations to find solutions for creditworthy business clients who would otherwise have insufficient access to credit.
•	Ensuring that the extension of credit by financial Crown corporations is incremental for Canadian businesses and does not displace or substitute for private credit in aggregate.
The Government will monitor the program with participating lenders to ensure it is meeting its objectives.

How the availability of financing is supported under the EFF
A lobster fisherman in PEI supplies many high-end restaurants along the Eastern seaboard. Due to the U.S. economic downturn, sales are slumping and some customers are becoming delinquent in their payments. As a result, the fisherman is having to rely more on his working capital line of credit with his local bank to finance inventories and ongoing operations. The fisherman recently sought an increase in his credit line to carry him over to the new season. The bank notified him that although he remained a valued client and was current in his payments, it could not accommodate an increase to his line of credit due to competing pressures for limited financial resources. Through the BCAP, however, the bank will be able to get support from a financial Crown corporation to allow the fisherman’s financing needs to be met on commercial terms.
Other Financial Crown Initiatives
The additional $350 million in capital committed to each of EDC and BDC in the November 2008 Economic Statement taken together will support about $3 billion in increased credit granting capacity that the financial Crown corporations will make available to businesses affected by the financial crisis.
In addition, the Government has increased the provision of financing in the economy by making available $2 billion in low-cost loans to municipalities through the Canada Mortgage and Housing Corporation.
The Government, through EDC, has contributed almost $3 billion in short-term loans to support the automotive industry in Canada.

Total additional credit provision by the financial Crown corporations under the Extraordinary Financing Framework is therefore about $13 billion.
Canada Small Business Financing Program
The Government will increase the maximum eligible loan amount a small business can access under the Canada Small Business Financing Program for loans made after March 31, 2009. The current limit, which has not changed in the past 15 years, will be raised from $250,000 to $350,000 and to $500,000 for loans made for acquiring real property. Under the program, the Government guarantees 85-per-cent of loans made by eligible institutions to qualifying businesses. Currently, institutions with a portfolio of eligible loans above $500,000 can claim reimbursement on losses of up to 10 per cent of the value of their portfolio. Budget 2009 increases this limit to 12 per cent for loans made after March 31, 2009 in order to encourage increased lending to small business. In addition, regulatory amendments will reduce the program’s associated paperwork burden. These changes are expected to result in more than $300 million in additional lending.
Canadian Secured Credit Facility
As noted above, the disruption in financial markets has created a shortage of available financing in some areas. Chief among these is financing for vehicles and equipment for consumers and businesses, large and small.
The Government will create the Canadian Secured Credit Facility, with an allocation of up to $12 billion, to purchase term asset-backed securities (ABS) backed by loans and leases on vehicles and equipment. The facility will be run under high standards for transparency and credit enhancement to protect the taxpayer. This facility will be priced on commercial terms, and will therefore be expected to generate a positive return for the Government.
Federally regulated financial institutions are eligible to sell into the facility and provincially regulated financial institutions may be eligible on the approval of the Minister of Finance. Other firms interested in the facility must work with the Office of the Superintendent of Financial Institutions to establish a plan to become subject to federal regulation.
The Government will consult market participants on the potential merits of changing the legislative and regulatory regime governing leasing activities by federally regulated financial institutions.

Canadian Lenders Assurance Facility and Canadian Life Insurers Assurance Facility
The Canadian Lenders Assurance Facility (CLAF), announced in November 2008, will allow Canada’s deposit-taking financial institutions to access competitive global credit markets by providing a guarantee on their term debt similar to those offered to banks in other countries. To further support the sector, the Government is announcing its intention to extend the deadline for issuing guaranteed instruments under the CLAF from April 30, 2009 to December 31, 2009.
To ensure that life insurers, who access credit and compete for business at a global level, are not put at a competitive disadvantage relative to foreign insurers that benefit from guarantee programs provided by their home governments, the Government will create the Canadian Life Insurers Assurance Facility (CLIAF). The CLIAF will provide insurance on the wholesale term borrowing of federally regulated life insurance companies. The facility will be modelled on the Canadian Lenders Assurance Facility.
The CLIAF will also be made available to provincially regulated life insurers on the same commercial terms as other eligible institutions on the approval of the Minister of Finance and with an indemnity from the relevant provincial government.
Contributing Measures
The Bank of Canada has contributed importantly to improving access to financing through supporting the liquidity of the financial system. In Budget 2008, the Government modernized the authorities of the Bank of Canada to support the stability of the financial system. The Bank has used this modernized framework to increase its provision of extraordinary liquidity through a number of facilities. The Bank of Canada’s provision of liquidity reached as high as $41 billion in December 2008.
The Bank of Canada stands ready to provide extraordinary liquidity as required to support the financial system.
The Canada Mortgage and Housing Corporation maintains the Canada Mortgage Bond (CMB) program, whose overall objective is to improve access to lower cost mortgages for Canadians and enhance liquidity in the mortgage market. During the financial market turmoil, the program has been providing an important and growing source of funds for financial institutions. In the fall of 2008, a new quarterly 10-year maturity was launched, raising $2 billion. It is expected that the new maturity will raise up to $10 billion in incremental funding for financial institutions through 2009.

Further Safeguards for Financial Stability
Canada’s financial system is stable, well-capitalized, and underpinned by one of the most effective regulatory frameworks in the world. However, the recent financial turmoil has demonstrated that it is prudent to ensure that the Government is equipped with a broad range of flexible tools to safeguard financial stability and to address potential problems in credit markets as they arise. While the Canadian financial system has been among the most resilient in the world, it is important that the tools available in Canada keep up with new powers across the G7.
The Government will propose new authority for the Minister of Finance to enter into transactions that promote financial stability and maintain efficient and well-functioning markets—including providing loans, lines of credit, and the provision and payment of guarantees.
To strengthen the regulatory framework of financial institutions, the Government will propose to provide the Canada Deposit Insurance Corporation (CDIC) with greater flexibility to enhance its ability to safeguard financial stability in Canada.
•	The Government proposes to allow CDIC to establish a bridge institution as a further resolution tool to preserve critical functions and help maintain financial stability in the event a CDIC member is no longer viable.
•	The Government proposes to increase CDIC’s borrowing limit from $6 billion to $15 billion to reflect the growth of insured deposits since the last increase in 1992, and proposes to escalate this borrowing limit in the future in line with the growth in insured deposits.
•	In order to provide CDIC with a broader range of options to respond to systemic risk concerns arising from the failure of a CDIC member institution, the Government proposes to provide the Governor in Council the authority to allow CDIC to resolve a failure in ways that may not result in a lowest-cost solution to CDIC.
•	The Government proposes to grant the Minister of Finance the power to direct CDIC to take specific action to prevent adverse effects on financial stability.
•	The Government proposes that CDIC be allowed to hold or own shares in its member institutions, subject to the approval of the Minister of Finance, where this would promote the stability of the financial system in Canada.

•	The Government proposes to designate tax-free savings accounts (TFSAs) as a separate category of deposits insurable by CDIC, similar to the treatment provided to registered retirement savings plans (RRSPs) and registered retirement income funds (RRIFs) under CDIC rules.
•	The Government also proposes that CDIC be provided greater flexibility in the timing of preparatory exams.
The Government will propose an authority to allow it to inject capital into federally regulated financial institutions. This authority will only be exercised if the Minister of Finance determines—following consultations with the Superintendent of Financial Institutions, the Governor of the Bank of Canada and the Chair of CDIC, and after consideration of other measures—that this will promote the stability of the financial system in Canada.
These additional tools are in keeping with Canada’s commitment to fulfill the G7 Plan of Action to stabilize financial markets and restore the flow of credit in support of global economic growth announced on October 10, 2008.
Looking ahead, the Government of Canada is fully engaged in a coordinated, international effort to address the financial crisis and help prevent future crises. In addition to participating in the work of the Financial Stability Forum, under the direction of the G7 finance ministers and Central Bank governors, Canada played a leadership role in developing a Plan of Action at the G20 Summit on Financial Markets and the World Economy in November 2008.
The G20 leaders are committed to implementing principles for reform in five broad areas in order to address the causes and weaknesses that led to the market turmoil:
•	Strengthening transparency and accountability.
•	Enhancing sound regulation.
•	Promoting integrity in financial markets.
•	Reinforcing international cooperation.
•	Reforming international financial institutions.

Canada’s leadership role in the G20 includes co-chairing the G20 working group on Enhancing Sound Regulation and Strengthening Transparency, and as part of that effort, Canada will be making recommendations to support a macroprudential orientation for regulatory frameworks. A macroprudential approach takes a system-wide view of how government regulation and other interventions in the financial sector affect business cycles and the broader economy.
Canada has shown leadership by being an early adopter of international recommendations on financial system reform and the Government will take further steps to strengthen the stability of our financial system and maintain this leadership position.
A New Canadian Securities Regulator
Since its first mandate, the Government has been working with provinces and territories and leading the call for a more efficient, streamlined securities regulatory system that reinforces financial stability, strengthens enforcement, protects investors and is more accountable. In February 2008, the Government appointed an expert panel, under the leadership of the Honourable Tom Hockin, P.C., to provide the Government and provincial and territorial ministers responsible for securities regulation with recommendations on the best way forward to improve securities regulation in Canada.
On January 12, 2009, the Expert Panel on Securities Regulation released its final report, Creating an Advantage in Global Capital Markets, and a draft securities act. The central recommendation is the establishment of a single securities regulator administering a single federal securities act for Canada.
The report makes a number of recommendations to improve securities regulation, including focusing on regulatory outcomes and moving toward a proportionate and more principles-based approach. The Expert Panel also recommends that a council of ministers composed of the federal Minister of Finance and a minister designated by each participating jurisdiction be established. This Council would provide provincial and territorial ministers a strong voice in securities regulation, serve as a forum to discuss emerging issues and support the distinct needs of regions and industrial sectors across Canada. The Council would consider proposed legislative amendments to the securities act. The report highlights the role of a securities regulator in protecting investors, reducing systemic risk and contributing to financial market stability and calls for this to be explicitly addressed in legislation.

Overall, the report recommends an approach that would give Canada a competitive advantage by reducing unnecessary compliance costs for issuers, strengthening our ability to respond to financial instability, enhancing enforcement and better serving the needs of investors. As well, the Expert Panel’s recommended regulatory structure would help provide clearer national accountability, maintain a high level of local service, and continue to meet the distinct needs of regional markets.
The Government intends to move forward quickly with willing provinces and territories on a Canadian securities regulator that respects constitutional jurisdiction, regional interests, and expertise on the basis of the Expert Panel’s report. Canadians expect improved regulation of their capital markets and the seriousness of the current financial and economic crisis requires bold action.
All provinces and territories are invited to participate with the Government in the transition toward a Canadian securities regulator. To facilitate this transition, the Government proposes to establish and fund an office to assist in the transition. This office would provide for the participation of nominees from willing provinces and territories. It would be expected to deliver a transition plan within one year. The plan should ensure that the resources of securities regulators from willing provinces and territories are effectively integrated so that, for example, employees would be able to find employment opportunities with the Canadian securities regulator.
A number of provinces have already indicated their willingness to work collaboratively in this time of financial turmoil and the Government will continue to engage provinces, territories and stakeholders as it moves ahead.
In addition, the Government intends to table a securities act this year based on the recommendations of the panel that would allow willing provinces and territories to participate in the Canadian securities regulator. The securities act will include guiding principles and core objectives with requirements for performance measurement against these objectives. The act will provide for a greater investor voice in policy making; better, more coordinated enforcement; and the creation of an independent adjudicative tribunal. It will also give a financial stability mandate to the Canadian securities regulator and integrate it into Canada’s financial stability framework that already includes the Department of Finance, the Bank of Canada, the Office of the Superintendent of Financial Institutions, the Canada Deposit Insurance Corporation and the Financial Consumer Agency of Canada.

Finally, the Government is prepared to discuss with participating jurisdictions financial arrangements as Canada moves from provincial and territorial securities regulators to a Canadian securities regulator. The Government also intends to provide the resources necessary to establish a Canadian securities regulator as quickly as possible.
New Measures to Help Consumers of Financial Products
A strong and stable financial system depends on the ability of its users to make informed decisions when managing the risk associated with using credit.
Canadians need to have access to credit on terms that are fair and transparent. The Government is proposing to strengthen the disclosure requirements on federally regulated financial institutions that issue credit cards so that consumers are better equipped to make informed decisions. The Government will take a more principles-based approach in improving the disclosure of information to consumers. Improvements will be sought in areas such as the provision of clear and simple summary information on credit card application forms and contracts, and clear and timely advance notice of changes in rates and fees.
The Government will propose to further enhance consumer protection by limiting business practices that are not beneficial to consumers. For example, the Government will require a minimum grace period on new purchases made with a credit card and move to improve debt collection practices of federally regulated financial institutions.
Another way to enable consumers to look after their best interests is to raise the level of financial literacy. Financial literacy is the ability to understand personal and broader financial matters, apply that knowledge and assume responsibility for one’s financial decisions. Financial literacy is an important life skill that empowers consumers to make the best financial decisions in their particular circumstances. While a number of initiatives are currently underway to improve financial literacy for Canadians, it is time to better organize efforts. To that effect, the Government will establish an independent task force, which will make recommendations to the Minister of Finance on a cohesive national strategy on financial literacy. The task force will include representatives of the business and education sectors, volunteer organizations, and academics, and will be supported by a federal secretariat. The task force is expected to be launched in the spring of 2009. A positive outcome for the group will require the collaboration of the provinces, private sector and community organizations.

As announced on August 1, 2008, the Government will move forward on measures to make mortgage insurance more transparent, understandable and affordable. This will include enhanced disclosure to consumers about the characteristics of mortgage insurance. While lenders are already required to itemize the cost of mortgage insurance as part of their disclosure to borrowers, the new measure will set out additional mandated disclosures to help consumers better understand the mortgage insurance transaction. The Government will also propose new measures to ensure that Canadian consumers are charged no more for mortgage insurance than the true cost of obtaining that insurance.
Federally Regulated Private Pension Plans
In the November 2008 Economic and Fiscal Statement, the Government announced temporary solvency funding relief for federally regulated pension plans for solvency funding payments in respect of 2008 solvency deficiencies. In addition to that funding relief, federally regulated pension plans are able, subject to rules established by the Office of the Superintendent of Financial Institutions (OSFI), to take advantage of the smoothing of asset value changes over a period of not more than five years to stabilize short-term fluctuations. One of these rules, as currently applicable, prevents the use of asset values in excess of 110 per cent of market value.
In order to assist OSFI to provide further pension funding flexibility by increasing the 110 per cent limit on asset value smoothing, the Government will take action to improve pension plan member protection by making the amount of any deferral of funding that results from the use of an asset value in excess of 110 per cent subject to a deemed trust.
OSFI will be issuing detailed guidance on this subject in the near future.
On January 9, 2009, the Government released a consultation document seeking views from Canadians on the legislative and regulatory framework for federally regulated pension plans. As part of this process, the Parliamentary Secretary to the Minister of Finance will be engaging with Canadians through public meetings across Canada to examine issues pertaining to defined benefit, defined contribution and other private pension plans to ensure that the framework pertaining to these pension plans is appropriate. Given the importance of some of the issues involved, the Government will accelerate its timeline so that consultations will be completed within 90 days.

Canada Pension Plan
The Canada Pension Plan (CPP) is a public pension plan that covers workers in Canada and is under the joint stewardship of federal, provincial and territorial governments. The CPP provides a secure, lifelong benefit of a guaranteed amount (indexed to the cost of living), based on an individual’s earnings.
To ensure that the CPP remains on solid footing, it is regularly reviewed by federal, provincial and territorial (F/P/T) governments, who have successfully co-stewarded the Plan since its inception. FPT ministers of Finance expect to conclude their review of the CPP this year. The Government of Canada will work with the provinces and territories to implement any changes recommended in this review.
Other Measures to Strengthen Canada’s Financial System
One of the strengths of the Canadian financial system is a continuously modernized legislative and regulatory framework that responds to the changing needs in the sector. The Government will make technical and consequential amendments to improve the financial sector framework as well as propose technical amendments to the Canada Pension Plan Investment Board Act and regulations.
A strong financial system that is protected from illicit financing contributes to the integrity of our financial institutions and enhances the security of all citizens, both at home and abroad. The Government will propose new measures to ensure that Canada is keeping step with our international partners to uphold global security, including measures that safeguard the financial system from illicit financing.

Table 3.3
Improving Access to Financing and Strengthening Canada’s Financial System

	2008-09	2009-10	2010-11	Total
	(millions of dollars)
Canada Small Business Financing Program		6	9	15
Canadian securities regulator		154		154
National strategy on financial literacy		2	3	5

Total		162	12	174

Note: Totals may not add due to rounding.

ACTION TO HELP CANADIANS AND STIMULATE SPENDING

Highlights
Strengthening Benefits for Canadian Workers
Budget 2009 will support Canadian workers affected by the global economic downturn by:
✓	Increasing for two years all regular Employment Insurance (EI) benefit entitlements by five extra weeks and increasing the maximum benefit duration to 50 weeks from 45 weeks.
✓	Providing $500 million over two years to extend EI income benefits for Canadians participating in longer-term training, benefiting up to 10,000 workers.
✓	Extending work-sharing agreements by 14 weeks, to a maximum of 52 weeks, so more Canadians can continue working.
✓	Extending the Wage Earner Protection Program to cover severance and termination pay owed to eligible workers impacted by employers’ bankruptcy.
✓	Consulting with Canadians and developing options to provide self-employed Canadians with access to EI maternity and parental benefits.
Enhancing the Availability of Training
Budget 2009 will create more and better opportunities for Canadian workers through skills development by:
✓	Increasing funding for training delivered through the Employment Insurance program by $1 billion over two years.
✓	Investing $500 million over two years in a Strategic Training and Transition Fund to support the particular needs of individuals who do not qualify for EI training, such as the self-employed or those who have been out of work for a prolonged period of time.
✓	Providing $55 million over two years to help young Canadians find summer jobs.
✓	Supporting older workers and their families with an additional $60 million over three years for the Targeted Initiative for Older Workers and expanding it to include workers in small cities.

✓	Responding to skilled labour shortages with $40 million a year to launch the $2,000 Apprenticeship Completion Grant.
✓	Providing $50 million over two years for a national foreign credential recognition framework in partnership with provinces and territories.
✓	Investing an additional $100 million over three years in the Aboriginal Skills and Employment Partnership (ASEP) initiative, expected to support the creation of 6,000 jobs for Aboriginal Canadians.
✓	Investing $75 million in a two-year Aboriginal Skills and Training Strategic Investment Fund.
Keeping Employment Insurance Rates Frozen
✓	Freezing EI premium rates at $1.73 per $100 for both 2009 and 2010—their lowest level since 1982—a projected $4.5 billion stimulus relative to break-even rates.
Further Developing a Highly Skilled Workforce
Budget 2009 builds on previous investments in knowledge by:
✓	Providing an additional $87.5 million over three years to temporarily expand the Canada Graduate Scholarships program.
✓	Allocating an additional $3.5 million over two years to offer an additional 600 graduate internships through the Industrial Research and Development Internship program launched in Budget 2007.
Strengthening Partnerships with Aboriginal Canadians
Budget 2009 builds on past budgets by investing in new partnership approaches to deliver crucial services. These include:
✓	Committing $305 million over the next two years to improve health outcomes for First Nations and Inuit individuals.
✓	Providing $20 million over the next two years to extend partnerships with provinces to further improve child and family services on reserves.

Tax Relief for Canadians
Budget 2009 will deliver $20 billion in personal income tax relief over 2008–09 and the next five fiscal years. Effective January 1, 2009, this includes:
✓	Increasing the basic personal amount and the top of the two lowest personal income tax brackets by 7.5 per cent above their 2008 levels, so that Canadians can earn more income before paying federal income taxes or before being subject to higher tax rates.
✓	Raising the level at which the National Child Benefit supplement for low-income families and the Canada Child Tax Benefit are phased out, providing a benefit of up to $436 for a family with two children.
✓	Effectively doubling the tax relief provided by the Working Income Tax Benefit to encourage low-income Canadians to find and retain a job.
✓	Providing up to an additional $150 of annual tax savings for low- and middle-income seniors through a $1,000 increase to the Age Credit amount.

The Canada Skills and Transition Strategy
In the midst of a period of exceptional global economic turmoil, Canadians have coped admirably with the challenges they have faced. However, the resilience of the Canadian workforce has been tested in recent months. A deepening global economic recession has begun to take its toll on workers and their families, particularly those in some of the more vulnerable sectors.
Budget 2009 addresses these labour challenges with decisive action to support workers and families. In doing so, it responds to this short-term downturn and includes a long-term strategy, recognizing that skilled labour shortages remain a critical issue in many regions of the country. The initiatives launched in this budget will not only help Canadians through a difficult economic period, but support Canadian workers in developing the skills and expertise needed to take advantage of new opportunities once the economy recovers.
This comprehensive approach is the cornerstone of Budget 2009’s Canada Skills and Transition Strategy. The strategy will provide a major financial injection of $8.3 billion in a range of initiatives to both help Canadians weather today’s economic storm, and provide them with the necessary training to prosper in tomorrow’s economy.
The Canada Skills and Transition Strategy will help Canadian workers and their families through a three-pronged approach:
•	$1.9 billion to strengthen benefits that give workers more time to find the right job and get the training they need, provide companies using work-sharing arrangements more time to restructure and better position themselves to emerge from the economic downturn, and better protect workers’ wages and severance packages in the event of their employer’s bankruptcy.
•	$1.9 billion to enhance the availability of training by providing unprecedented levels of short- and long-term skills upgrading opportunities for workers in all sectors of the Canadian economy, including investments in the long-term potential of under-represented groups.
•	$4.5 billion to freeze Employment Insurance (EI) rates for 2009 and 2010 so that Canadian employers and employees continue to benefit from one of the lowest payroll tax rates in the world.

Strengthening Benefits for Canadian Workers
The EI program—and other federal and provincial-territorial programs— provide a broad range of financial support to help individuals and their families in difficult times. Budget 2009 proposes a series of enhancements to help Canadians and their families through the extraordinary challenges ahead.
An Extra Five Weeks of EI Benefits
The EI program exists to provide financial support to Canadians who have lost their jobs. This support adjusts quickly and automatically to changing regional unemployment rates. For example, an insured person could be eligible for a maximum of 38 weeks of benefits when the local unemployment rate is 6.5 per cent. This would rise to 42 weeks if the local unemployment rate rose to 8.5 per cent.
The Government’s aim is to ensure this financial support is delivered promptly and efficiently by streamlining delivery and reducing paper burden.
In uncertain times, however, Canadian workers look to their governments to provide additional support. Accordingly, the Government will increase all regular benefit entitlements by five extra weeks to a maximum of 50 weeks for the next two years at an estimated cost of $1.15 billion. This five-week extension effectively makes available nationally an enhanced version of the current five-week pilot project that until now has only been provided in regions with the highest unemployment rates.
This will provide all regular EI clients with the reassurance that they will have financial support for a longer period while they find new employment, should it be required. It will also provide additional income support to unemployed Canadians who would otherwise have exhausted their benefits.
Long-Tenured Workers
As the global economic slowdown has unfolded, a number of communities across the country have been particularly hard hit. Individuals who have spent years working in one industry or for one employer now face the prospect of unemployment and the need to retrain for a new job, possibly in an entirely different industry.

To ensure that Canadian workers have financial support while training for new employment opportunities, the Government will provide $500 million over two years to extend EI income benefits for individuals participating in longer-term training.
This funding will give up to 10,000 long-tenured workers additional time and financial support to allow them to gain the new skills needed to adapt to the changing economy. It will also allow earlier access to EI benefits for workers who have received severance packages, if they use some or all of that severance to purchase skills upgrading or training for themselves.
Work-Sharing
Work-sharing, a current element of the Employment Insurance program, can be instrumental in assisting businesses experiencing a temporary slowdown caused by factors beyond their control. It is designed to avoid layoffs by offering EI income benefits to qualifying workers willing to work a reduced work-week while their employer recovers.
Recognizing the current level of uncertainty faced by many businesses during volatile global markets, the Government will extend, over the next two years, work-sharing agreements by 14 weeks, to a maximum of 52 weeks, and increase access to work-sharing agreements through greater flexibility in the qualifying criteria and streamlining processes for employers. This measure is estimated to cost $200 million over two years.
The measure will permit more employers to avoid lay-offs while their industry recovers, thus minimizing the financial impact of the downturn on workers and the communities they live in.
Wage-Earner Protection Program
The Wage Earner Protection Program (WEPP) currently provides guaranteed and timely payment of wages and vacation pay owed to eligible workers by a non-paying employer following bankruptcy, up to an amount equalling four weeks of maximum insurable earnings under the Employment Insurance Act (currently $3,254).
Budget 2009 will provide more protection to workers by extending the WEPP on an ongoing basis to also cover severance and termination pay, subject to the current maximum of four weeks of insurable earnings. The enhanced protection is estimated to cost $50 million for the first two years.

These changes will better ensure that those individuals losing their jobs because of their employer’s bankruptcy can count on receiving the money that is owed to them.
Maternity and Parental Benefits for the Self-Employed
The Minister of Human Resources and Skills Development will be asked to establish an Expert Panel that will consult Canadians on how to best provide self-employed Canadians with access to EI maternity and parental benefits.
These benefits could help self-employed parents to better balance work and family responsibilities and give them the opportunity to spend more time with their newly born or adopted children.
Enhancing the Availability of Training
Employment Insurance provides $1.95 billion to help more than 600,000 EI clients a year in their search for new employment. The benefits and support measures provided include training and job search and self-employment assistance. For those Canadians who do not qualify for EI, Budget 2007 introduced an entirely new labour market program that provides $500 million per year for six years. This investment includes a broad range of labour market programming designed to meet their particular needs, with a focus on assisting groups under-represented in the labour force.
These programs—as well as other federal programs for youth, older workers, apprentices, foreign-trained workers and Aboriginal Canadians—are helping Canadians right now, and Budget 2009 will strengthen them to deliver even more support in difficult times.
Employment Insurance Training Programs
The current economic and labour market circumstances bring unique challenges for long-time workers in several key industries. Some may require in-depth, longer-term training to find new employment while others may need shorter-term assistance to find new jobs more quickly.

Recognizing these needs, the Government will provide targeted two-year funding of $1 billion, to top up the current funding of $1.95 billion annually, in order to expand the availability of training delivered through the EI program by provinces and territories. Because the impact of industrial adjustment is not uniformly distributed across the country, this two-year funding will be allocated based on the share of unemployed persons in a province or territory.
This measure will be especially beneficial for workers in those industries hardest hit by the global economic turmoil, such as manufacturing and forestry, as they prepare for careers in other sectors. It will allow 100,000 more Canadians to receive training and support measures over the next two years. The new $1-billion funding will complement the new $500 million of funding being made available to provide extended EI income benefits for those undertaking long-term training.
Strategic Training and Transition Fund
Not all Canadians are eligible for EI training. Examples include the self-employed, or those who have been out of work for a prolonged period of time. These individuals also often require a broader range of programs than EI can provide.
Budget 2009 is providing $500 million for the Strategic Training and Transition Fund to be invested over two years to support the particular needs of individuals whether or not they qualify for EI. Funding will be provided according to each jurisdiction’s share of the unemployed across Canada and will be administered through existing Labour Market Agreements with provinces and territories to ensure appropriate accountability and reporting.
This two-year fund will help to ensure that all Canadians will be able to access the training and other assistance they need, and should benefit 50,000 more people.
Youth Employment
Canada’s Youth Employment Strategy is the Government’s key program to help young people. The current labour market disruptions, however, may mean that it will be harder for many young Canadians to find a summer job.

To improve their prospects, Budget 2009 will provide two-year targeted funding of $20 million delivered through the Canada Summer Jobs program to enable more employers in the not-for-profit sector to hire summer students. To complement this support, the Government will invest $20 million over two years in a targeted two-year program to enhance the federal public service student employment program.
In addition, the Government will provide a one-time grant of $15 million to the YMCA and YWCA to place youth in internships in not-for-profit and community services organizations, with a focus on environmental projects.
These measures will significantly assist young Canadians and provide them with both valuable work experience and earnings to help support their further education.
Older Workers
Older workers in vulnerable communities face their own challenges in finding employment, which is why Budget 2008 provided an additional $90 million over three years to extend the Targeted Initiative for Older Workers (TIOW) until March 2012. The TIOW is a federal-provincial-territorial employment program that provides a range of employment activities for unemployed older workers and helps them stay in the workforce.
To better support these workers and their families, Budget 2009 is providing an additional $60 million over three years, raising TIOW funding to $50 million per year. The Government will expand the scope of the program to include vulnerable cities with populations of less than 250,000, making assistance available to more older workers in a larger number of cities, particularly those heavily dependent upon a single sector or a single employer facing adjustments.
These changes will expand the number of eligible communities and ensure that older workers across the country have the support they need to adapt to a changing economy.

Apprentices
Changing demographics mean that the current shortages of skilled labour in certain parts of the country are expected to continue and potentially expand, presenting a challenge to maintaining productivity and economic growth. The Government has put in place key initiatives to begin addressing this challenge. The Apprenticeship Job Creation Tax Credit encourages employers to hire new apprentices and the Apprenticeship Incentive Grant encourages young people to pursue careers in one of the Red Seal skilled trades.
To build on these measures and further respond to skilled labour shortages, Budget 2009 is providing $40 million a year to launch the Apprenticeship Completion Grant. Apprentices who complete their certification in any of the Red Seal skilled trades will be entitled to receive a taxable grant of $2,000.
This grant will provide an additional incentive for young Canadians to finish their training and launch rewarding careers in the skilled trades. It will benefit an estimated 20,000 apprentices each year.
Foreign Credential Recognition
As part of encouraging a competitive and prosperous Canadian economy, the Government has introduced a number of measures to help modernize the immigration system and attract the best and the brightest from around the world. Many newcomers, however, continue to have difficulty finding work that best suits their education and qualifications in part because their credentials are not always fully recognized in Canada. Achieving Canada’s economic potential requires that immigrants and newcomers have the opportunity to use their skills and talents to the fullest.
With the support of the Foreign Credential Referral Office and the Foreign Credential Recognition Program, real progress is being made in addressing barriers to foreign credential recognition in Canada. At their January 16 meeting, First Ministers and Territorial Leaders agreed to take concerted action to provide timely assessment and recognition of foreign qualifications. They asked labour ministers to develop a common framework by September 2009.
Budget 2009 provides $50 million over the next two years to support this work. This additional funding will support the efforts of governments in the development of a common approach to foreign credential assessment and ensure that immigrants are better integrated into the Canadian labour force.

Aboriginal Canadians
An essential part of Canada’s training efforts is fostering partnerships with Aboriginal groups and the private and public sectors to ensure that Aboriginal Canadians get the skills and training they need to play a larger role in the labour market, and to help them make the most of employment opportunities.
To continue to support this partnership-based approach, Budget 2009 will provide an additional $200 million over three years to support Aboriginal skills development and training. This funding will enhance the Aboriginal Skills and Employment Partnership initiative and create a new fund.
•	Budget 2009 invests an additional $100 million over three years in the Aboriginal Skills and Employment Partnership (ASEP) initiative. ASEP fosters partnerships with provincial and territorial governments, Aboriginal organizations and the private sector to help Aboriginal Canadians receive valuable skills and employment training. This investment builds on the success of a $105-million enhancement to ASEP announced in Budget 2007 that resulted in 16 projects being approved. The new Budget 2009 investment will support partnership-based projects that are expected to support the creation of up to 6,000 jobs for Aboriginal Canadians.
•	Budget 2009 invests $75 million in the new two-year Aboriginal Skills and Training Strategic Investment Fund. This will support short-term, focused initiatives designed to help Aboriginal Canadians get the specific training they require to benefit from employment opportunities, including those generated by the stimulus package. This fund will be an important step toward implementing a partnership and results based successor to the Aboriginal Human Resources Development Strategy (AHRDS). The fund will also support short-term projects that are responsive to market needs, and are partnership- and results-based, to deliver skills training to Aboriginal Canadians. Budget 2009 commits a further $25 million for 2009–10 to maintain current AHRDS funding until the new overall strategy is put in place in April 2010.

Aboriginal Canadians
The Government of Canada invests over $10 billion each year in Aboriginal priorities.
Budget 2009 invests another $1.4 billion on Aboriginal priority issues.
•	$200 million to support Aboriginal skills and training to ensure Aboriginal readiness for opportunity-driven initiatives and to improve labour market outcomes for Aboriginal peoples.

•	$400 million to address First Nation on-reserve housing by supporting construction, remediation and complementary activities, such as lot servicing.
•	$515 million to support First Nation communities with urgent on-reserve infrastructure needs, which will concentrate on school construction, improving access to safe drinking water, and the remediation and replacement of crucial health and policing infrastructure.
•	$325 million to continue practical partnership approaches with Aboriginal organizations and provincial and territorial governments on delivery of First Nations and Inuit Health programs and Child and Family Services.
As well, Budget 2009 will make a $250 million investment that will benefit all Canadians living in the North, including Aboriginal Canadians.
•	$200 million over two years in dedicated funding for the territories to support renovation and the construction of new housing units.
•	$50 million over two years in support of economic development in the North, a new Regional Economic Development Agency and a renewed Strategic Initiative for Northern Economic Development.
These investments bring the amount of new funding that this Government has announced for Aboriginal Canadians since 2006 to almost $6.3 billion.

Keeping Employment Insurance Rates Frozen
Canada enjoys some of the lowest payroll taxes among countries in the Organisation for Economic Co-operation and Development (OECD), providing a competitive advantage to employees and their employers. Since coming into office, the Government has been determined to reduce payroll taxes even further, with Employment Insurance premium rates falling to $1.73 per $100 of insurable earnings, their lowest level since 1982.
To maintain this competitive advantage and support employers and employees, the Government will freeze EI premium rates for 2010 at $1.73, the same rate as 2009. This decision has a fiscal cost of $2.4 billion, providing a projected combined $4.5 billion stimulus relative to what would have been the case had rates been raised to the break-even level over these two years.
For 2011 and beyond, the Canada Employment Insurance Financing Board (CEIFB)—announced in Budget 2008—will begin setting premium rates on a break-even basis. In order to ensure that premium rate increases are gradual enough to support a strong economic turnaround, the CEIFB will be mandated not to recover any EI deficits as a result of the two-year $2.9 billion of enhanced EI benefits and training announced in Budget 2009. In addition, to ensure that the CEIFB is launched with a new and transparent rate-setting mechanism, the Government will be responding to the Supreme Court of Canada decision in the CSN-Arvida case.
Further Developing a Highly Skilled Workforce
Canada’s ability to prosper in today’s global, innovation-driven economy ultimately depends on the skills, knowledge and creativity of Canadians. Further developing a highly skilled workforce and ensuring that this talent is well applied is a priority.
Budget 2009 builds on investments made in the previous two budgets by providing an additional $87.5 million over three years, starting in 2009–10, to the federal granting councils. This funding will temporarily expand the Canada Graduate Scholarships program, which supports Canada’s top graduate students. This includes $35 million for each of the Natural Sciences and Engineering Research Council of Canada and the Canadian Institutes of Health Research, and $17.5 million for the Social Sciences and

Humanities Research Council. These funds will provide for an additional 500 doctoral scholarships, valued at $35,000 each per year for three years beginning in 2009–10, and an additional 1,000 master’s scholarships, valued at $17,500 each for one year, in both 2009–10 and 2010–11. Scholarships granted by the Social Sciences and Humanities Research Council will be focussed on business-related degrees.
Budget 2009 also provides an additional $3.5 million over two years to offer an additional 600 graduate internships in science and business, through the Industrial Research and Development Internship program launched in Budget 2007.
Strengthening Partnerships With Aboriginal Canadians
Effectively responding to Canada’s global challenges must include focusing on both the short-term and long-term challenges facing Aboriginal Canadians. The Government is committed to focusing on priorities so that Aboriginal Canadians can play an even greater role in the Canadian economy. This has been done through a collaborative approach, working with Aboriginal governments and organizations, provinces and territories, and the private sector to address these priorities in a focused way. It is an approach that is producing results.
Budget 2009 includes significant new investments for Aboriginal Canadians.
Supporting First Nations and Inuit Health Programs
Better health outcomes for First Nations and Inuit Canadians are a core component of the Government’s goal of ensuring that Aboriginal people can strengthen their participation in Canada’s future. Budget 2008 provided $147 million over two years to lay the groundwork for a strategy based on greater integration of First Nations health programs with provincial and territorial health systems.
Since then, progress has been made to improve the delivery of health services through greater health system integration with willing provinces and territories and First Nations groups. Progress has also been made in addressing systemic issues such as ensuring that severely disabled children receive required health services.

Budget 2009 commits $305 million over the next two years to ensure that further steps are taken toward these goals: to strengthen current programs (Non-Insured Health Benefits and primary care services), improve health outcomes for First Nations and Inuit individuals, and move toward greater integration with provincial and territorial health systems. This investment will be supported by a $135-million infrastructure investment for the construction and renovation of health services infrastructure that benefit First Nations, including health clinics and nurses’ residences. More than 40 new projects and approximately 230 remediation projects will be completed over the next two years.
This new and substantial funding will be criticial in supporting the Government’s partnership-based approach to improving health care for Aboriginal Canadians.
First Nations Child and Family Services
The Government continues to move forward in implementing concrete changes in child and family services on reserves, together with willing provinces and First Nations partners. This approach is based on the Alberta Response Model, which helps to ensure that families receive appropriate and timely child and family services, and which has proven that early intervention, prevention and permanent placement provide concrete results. A tripartite agreement was signed in Alberta in April 2007, and this past year agreements were reached in Saskatchewan and Nova Scotia to provide First Nations child and family services agencies with new resources for a similar prevention-focused approach.
Budget 2009 provides $20 million over the next two years to ensure further progress on this strategy through agreements with other provinces, and in the process ensures more effective information gathering and enhanced accountability and reporting.

Tax Relief for Canadians
In challenging economic times, tax reductions are an essential part of the Government’s effort to stimulate the economy. Permanent tax reductions also help build a solid foundation for future economic growth, more jobs, and higher living standards for Canadians.
Measures proposed in this budget will provide $20 billion in personal income tax relief over 2008–09 and the following five fiscal years, bringing the total relief for individuals from measures introduced since 2006 to $160 billion during this same period.
An overview of all tax relief provided to individuals and businesses since 2006 is provided in Annex 2. This tax relief will be complemented by an additional $1.5 billion in support for low- and middle-income Canadian families over 2008–09 and the following five fiscal years, through enhancements to the base benefit under the Canada Child Tax Benefit (CCTB) and the National Child Benefit supplement (NCBs).
Measures proposed in Budget 2009 will reinforce the Government’s strong record of tax relief. A significant portion of the personal tax relief provided in Budget 2009—about 75 per cent in 2009—will go to Canadians with incomes in the lowest two personal income tax brackets.
Personal Income Tax Relief for All Taxpayers
Budget 2009 proposes significant new personal income tax relief that will provide immediate benefits, particularly for low- to middle-income Canadians. Specifically, Budget 2009 will increase the basic personal amount and the top of the two lowest personal income tax brackets by 7.5 per cent above their 2008 levels, effective January 1, 2009.
•	The basic personal amount will be increased to $10,320 in 2009 from $9,600 in 2008, allowing individuals to earn more income before paying federal income tax.
•	The top of the first personal income tax bracket will be increased to $40,726 in 2009 from $37,885 in 2008, allowing more income to be taxed at the lowest 15-per-cent rate, rather than the 22-per-cent rate.
•	The top of the second personal income tax bracket will be increased to $81,452 in 2009 from $75,769 in 2008, allowing more income to be taxed at the 22-per-cent rate, rather than the 26-per-cent rate.
Normal indexation will apply to the new basic personal amount and bracket thresholds for future years.

Taxpayers will begin to benefit from the proposed personal income tax reductions as soon as the Canada Revenue Agency revises its tax withholding tables, in spring 2009.
It is estimated that, together, these measures will cost $470 million in 2008–09, $1,885 million in 2009–10 and $1,950 million in 2010–11.
Increases to the National Child Benefit Supplement and Canada Child Tax Benefit
Budget 2009 proposes to apply the new upper limit for the 15-per-cent tax bracket for income testing the National Child Benefit supplement (NCBs) and the Canada Child Tax Benefit (CCTB). As a result, low-income families will be able to earn an additional $1,894 and still receive the maximum NCBs. Families will also be able to earn an additional $1,894 before their NCBs is fully phased out or before their base benefit under the CCTB begins to be phased out.
These increases will result in additional benefits for families with income in the current benefit phase-out ranges—up to $436 for a low-income family with two children, and up to $76 for a middle-income family with two children. Table 3.4 shows the additional benefits that would go to single-parent, low- and middle-income families.
Table 3.4
Additional Support to Low—and Middle-Income Families with Children
Example—Single Parent with Two Children—July 2009 to June 2010

Family Income	Existing Benefits		Additional Benefits		New Total
	NCBs	CCTB	NCBs	CCTB

$20,000	$3,913	$2,680	$0	$0	$6,593
$25,000	$3,181	$2,680	$436	$0	$6,296
$30,000	$2,031	$2,680	$436	$0	$5,146
$35,000	$881	$2,680	$436	$0	$3,996
$40,000	$0	$2,633	$166	$47	$2,846
$45,000	$0	$2,433	$0	$76	$2,509
$50,000	$0	$2,233	$0	$76	$2,309

Note: Totals may not add due to rounding.
Increased payments under the NCBs and the base benefit under the CCTB are proposed to take effect for the 2009–10 benefit year, which begins in July 2009.
It is estimated that this measure will cost $230 million in 2009–10 and $310 million in 2010–11.

Personal Income Tax Relief for Canadians—Examples
Taxpayers will benefit from considerable personal income tax relief and increased child benefits in 2009.
•	Beverly earns $35,000 and is a single parent of two children. Without the measures taken by this Government, she would have paid $1,629 in federal personal income taxes in 2009.
–	Tax relief provided prior to Budget 2009 reduced her federal personal income taxes by $1,150.

–	Measures proposed in Budget 2009 will reduce her federal income taxes by an additional $66 and increase her National Child Benefit supplement by $436 for a total benefit of $502.

–	In total, her federal personal income taxes in 2009 will be reduced by 75 per cent, or $1,216.
•	Bob and Emily are a couple with two children. Bob earns $45,000 and Emily earns $85,000. Without the measures taken by the Government, they would have paid $20,097 in federal personal income taxes in 2009.
–	Tax relief provided prior to Budget 2009 reduced their personal income taxes by $1,455.

–	Measures proposed in this budget will further reduce their taxes by about $483.

–	In total, their federal personal income taxes in 2009 will be reduced by 10 per cent, or $1,938.
•	Matthew and Giuliana are a one-earner family with two children, and Matthew’s income is $90,000. Without the measures taken by the Government, the family would have paid $14,516 in federal personal income taxes in 2009.
–	Tax relief provided prior to Budget 2009 reduced their personal income taxes by about $1,182.

–	Measures proposed in Budget 2009 will reduce their federal income taxes by $350 and increase their child benefits by $76, for a total benefit of $426.

–	In total, their federal personal income taxes in 2009 will be reduced by 11 per cent, or $1,532.
Taxes will be reduced further for individuals who purchase a first home or undertake home renovations in 2009. The new Home Renovation Tax Credit, for example, will provide a 15-per-cent non-refundable income tax credit of up to $1,350 on eligible home renovation expenses. A credit of $750 will also be provided to recognize the closing costs incurred by taxpayers buying a first home (see next section).

Enhancing the Working Income Tax Benefit
Many low-income Canadians, particularly those in receipt of social assistance, can face significant financial disincentives to find and keep a job. For example, a single mother on social assistance may be discouraged from getting a job as this can often mean paying higher taxes and reduced income support—this situation is often referred to as the “welfare wall.”
In Budget 2007, the Government introduced the Working Income Tax Benefit (WITB), a refundable tax credit that supplements the earnings of low-income workers to help ensure that these individuals are financially better off by getting a job. The WITB also provides important income support to low-income working Canadians. In 2007, close to one million Canadians benefited from the WITB.
Building on this important first step, Budget 2009 proposes to enhance the tax relief provided by the WITB by $580 million for the 2009 and subsequent taxation years, which is expected to effectively double the total tax relief provided by the WITB.
In recognition of the important role played by provinces and territories in providing basic income support, the Government of Canada has been working with them to harmonize benefits where possible and improve work incentives for low-income Canadians, including making province-or territory-specific changes to the design of the WITB on the basis of principles set out in Budget 2007. Quebec, British Columbia and Nunavut have already taken advantage of this flexibility. The Government will consult with provinces and territories before implementing the final design of the enhanced WITB for the 2009 taxation year.

Example of an Enhanced WITB (Taxation Year 2009)
The following example of an enhanced WITB is provided as a basis for discussion with provinces and territories.
Chart 3.1 shows how an enhanced WITB could benefit a single individual. It would provide a refundable tax credit of 25 per cent of each dollar of earned income in excess of $3,000, reaching a maximum benefit of $925 at $6,700 of earned income. Once income exceeds $10,500, the benefit would be reduced at a rate of 15 per cent of each additional dollar, until the benefit is fully phased-out at an income of $16,667.
Example of an Enhanced Working Income Tax Benefit—2009

Chart 3.2 shows how an enhanced WITB could benefit a single parent or a couple. It would provide a refundable tax credit of 25 per cent of each dollar of earned income in excess of $3,000, reaching a maximum benefit of $1,680 at $9,720 of earned income. Once income exceeds $14,500, the benefit would be reduced at a rate of 15 per cent of each additional dollar, until the benefit is fully phased-out at an income of $25,700.
Example of an Enhanced Working Income Tax Benefit—2009
The maximum amount of the WITB supplement for persons eligible for the Disability Tax Credit would also increase in proportion to the increase in the maximum WITB entitlement for single individuals.

Improving Incentives to Work—Example
Martin is a single father living in Nova Scotia with a 5-year-old daughter. He receives $15,020 in combined federal and provincial benefits.
•	If Martin were to take a full-time job paying $8.50 per hour, he would earn about $15,000 per year.
•	After taking into account the loss of provincial social assistance benefits and payroll taxes, Martin would receive about $4,810 in net federal and provincial benefits, and his disposable income would be about $19,810 ($15,000 + $4,810). In other words, Martin would gain $4,790 from going to work.
•	The WITB would provide Martin an additional $1,605, based on the example shown in the budget, and so would raise his net return from work to $6,395, a 34-per-cent increase.
An enhanced WITB builds on past actions to lower the welfare wall, so that low-income individuals may keep more of their earnings, as shown in Chart 3.3. In 2009, if the WITB had not been introduced, a typical low-income single parent would have only kept 25 cents of each dollar earned between $3,000 and $10,000, due to reduced benefits from federal and provincial income-tested programs and taxes. As a result of the WITB introduced in Budget 2007, this same family can now keep more than 35 cents of each dollar it earns. An enhanced WITB, such as that set out in the example, will result in the family keeping about 45 cents of each dollar earned.
The WITB significantly reduces average effective marginal tax rates on earned income between $3,000 and $10,000. The WITB increases these rates on earned income between $10,000 and $20,000, as it is being phased out. However, this increase occurs over an income range where average effective marginal tax rates are relatively low. Despite this increase, the WITB strengthens incentives to find and keep a job, by increasing the net returns from work.
Other tax relief provided by the Government has also improved work incentives for low-income Canadians. For example, the amount that a single parent with one child can earn in 2009 before paying taxes has increased by $5,080 as a result of the introduction of the Canada Employment Credit, the Child Tax Credit and legislated increases to the basic personal amount and the eligible dependant credit.

The Impact of the WITB and Other Tax Relief on Average Effective Marginal Tax Rates Faced by a Single Parent with One Child
It is expected that more than 1.5 million individuals and families will benefit from the enhanced WITB for the 2009 tax year.
The enhancement of the WITB will complement the other measures introduced in Budget 2009 to help unemployed individuals make the transition into the labour force.

Targeted Tax Relief for Seniors
To provide further tax relief to seniors, the Government is proposing to increase the Age Credit amount by $1,000 for 2009 and subsequent taxation years. This increase will provide tax savings to about 2.2 million seniors in 2009. With the $1,000 increase, the Age Credit amount for 2009 will be $6,408 and provide tax relief of up to $961 for eligible seniors.
It is estimated that this measure will cost $80 million in 2008–09, $325 million in 2009–10 and $340 million in 2010–11.
The increase in the Age Credit amount builds on the significant tax relief provided since 2006 for seniors and pensioners, including doubling the amount of the pension income credit (from $1,000 to $2,000); a $1,000 increase in the Age Credit amount in 2006; the introduction of pension income splitting in 2006; and the increase in the age limit for maturing pensions and registered retirement savings plans from 69 to 71 in 2007.
Measures introduced by the Government provide about $1.9 billion annually in tax relief to seniors and pensioners.
The Government will also be proceeding with the proposal announced in the November 2008 Economic and Fiscal Statement to reduce the required minimum Registered Retirement Income Fund withdrawal for 2008 by 25 per cent. This will provide one-time tax relief of $200 million to seniors, in recognition of the impact of the deterioration in market conditions on retirement savings.

Personal Income Tax Relief for Seniors—Example
Winston and Olivia are a senior couple receiving $65,000 and $20,000 respectively in pension income. In the absence of the measures taken by the Government, they would have paid $13,636 in federal personal income taxes in 2009.
•	Tax relief specifically targeted to seniors and pensioners, such as the 2006 increase in the Age Credit, the doubling of the pension income credit and pension income splitting, reduced their personal income taxes by $1,769.
•	Winston and Olivia also benefit from $393 in other personal tax relief, introduced since 2006, such as the reduction of the lowest personal income tax rate.
•	As a result of these measures, their federal personal income taxes in 2009 have been reduced by 16 per cent, or $2,162.
•	In addition, the increase in the Age Credit amount in Budget 2009 will reduce their taxes by $300, and other personal tax reductions in this budget will provide a further $331 in tax relief.
•	In total, their federal personal income taxes in 2009 will be reduced by 20 per cent, or $2,793.
A Balanced Record of Tax Relief
Tax reductions introduced since 2006, including measures proposed in Budget 2009, are providing substantial tax savings for individuals and families. Since 2006, the Government has reduced taxes in every way it collects revenue. All Canadians—even those who do not earn enough to pay income tax—are benefiting from the reduction to 5 per cent from 7 per cent in the Goods and Services Tax (GST), and the decision to preserve the level of the GST credit at that designed for a 7-per-cent tax rate. Moreover, various forms of personal and corporate income tax relief are allowing Canadian families, students, workers and seniors to keep more of their hard-earned money and helping businesses large and small to undertake new investment and job creation. An overview of all tax relief provided since 2006 is provided in Annex 2.

Tax Relief for Low- and Middle-Income Canadians
Many of the Government’s actions since 2006 are helping to ensure that low- and middle-income Canadians receive the greatest share of tax relief, including:
•	Reducing the GST to 5 per cent from 7 per cent delivers tax relief to all Canadians, even those who do not earn enough to pay personal income tax.
•	Maintaining the GST credit level, while reducing the GST by two percentage points, which translates into more than $1.1 billion in benefits annually for low- and modest-income Canadians.
•	Introducing the Working Income Tax Benefit to make work more rewarding for low-income Canadians and provide important income support.
•	Increasing the basic personal amount (and the amounts for a low-income spouse or dependant).
•	Reducing the lowest personal income tax rate from 16 to 15 per cent.
•	Increasing the Age Credit and the pension income credit.
As shown in Chart 3.4, over 30 per cent of the personal income tax relief provided by this Government in 2009 will go to Canadians with incomes under $40,726, and close to 45 per cent will go to those with taxable incomes between $40,726 and $81,452. In total, Canadians with incomes under $81,452 will receive almost three-quarters of the tax relief.

Table 3.5
Action to Help Canadians and Stimulate Spending

	2008-09	2009-10	2010-11	Total
	(millions of dollars)
The Canada Skills and Transition Strategy

Strengthening Benefits for Canadian Workers
An extra five weeks of EI benefits		575	575	1,150
Employment Insurance—long-tenured workers		250	250	500
Employment Insurance—work-sharing		100	100	200
Wage Earner Protection Program		25	25	50

		950	950	1,900

Enhancing the Availability of Training
Employment Insurance Training Programs		500	500	1,000
Strategic Training and Transition Fund		250	250	500
Canada Summer Jobs Program		10	10	20
Federal Public Service Student Employment Program		10	10	20
YMCA/YWCA		15		15
Targeted Initiative for Older Workers		20	20	40
Apprenticeship Completion Grant		40	40	80
Foreign Credential Recognition Program		25	25	50
Aboriginal Skills and Employment Partnership (ASEP)		20	60	80
Aboriginal Skills and Training Strategic Investment Fund		25	50	75
Aboriginal Human Resources Development Strategy (AHRDS)		25		25

		940	965	1,905

Keeping Employment Insurance Rates Frozen
Total EI rate action to date	693	2,199	1,631	4,523
Less 2009 rate action	693	1,381		2,074

		818	1,631	2,449

Subtotal: Canada Skills and Transition Strategy		2,708	3,546	6,254
Note: Total Value of Strategy including 2009 rate freeze	693	4,089	3,546	8,328

Further Developing a Highly Skilled Workforce
Canada Graduate Scholarships Program		35	35	70
Industrial Research and Development Internship program		3	1	4

		38	36	74

Table 3.5 (cont’d)
Action to Help Canadians and Stimulate Spending

	2008-09	2009-10	2010-11	Total
	(millions of dollars)
Strengthening Partnerships with Aboriginal Canadians
First Nations and Inuit health Programs		135	170	305
Less existing source of funds		-27		-27
First Nations child and family services		7	13	20

		115	183	297

Tax Relief for Canadians
Personal Income Tax Relief for All Taxpayers	470	1,885	1,950	4,305
Increases to the National Child Benefit Supplement and Canada Child Tax Benefit		230	310	540
Enhancing the Working Income Tax Benefit	145	580	580	1,305
Targeted Tax Relief for Seniors	80	325	340	745

Subtotal: Tax Relief for Canadians	695	3,020	3,180	6,895

Total: Action to Help Canadians and Stimulate Spending	695	5,880	6,945	13,520

Total Stimulus Value		5,880	6,945	13,520

Note: Totals may not add due to rounding.

ACTION TO STIMULATE HOUSING CONSTRUCTION

Highlights
The Government is proposing to provide up to $7.8 billion in tax relief and funding to help stimulate the housing sector and improve housing across Canada.
Support for Home Ownership and the Housing Sector
✓	Implementing a temporary Home Renovation Tax Credit that will provide up to $1,350 in tax relief, reduce the cost of renovations for an estimated 4.6 million Canadian families, and provide needed stimulus to the economy.

✓	Providing an additional $300 million over two years to the ecoENERGY Retrofit program to support an estimated 200,000 additional home retrofits.

✓	Providing first-time home buyers with additional access to their Registered Retirement Savings Plan savings to purchase or build a home by increasing the Home Buyers’ Plan withdrawal limit to $25,000 from $20,000.

✓	Assisting first-time home buyers by providing up to $750 in tax relief to help with the purchase of a first home.
Investments in Housing for Canadians
Social housing provides many Canadians with quality housing at affordable rates. Budget 2009 will invest in social housing by:
✓	Providing a one-time federal investment of $1 billion over two years for renovations and energy retrofits for up to 200,000 social housing units on a 50–50 cost-shared basis with provinces.

✓	Investing $400 million over two years for the construction of social housing units for low-income seniors.

✓	Investing $75 million over two years for the construction of social housing units for persons with disabilities.

✓	Dedicating $400 million over two years to new social housing projects and to remediation of existing social housing stock on First Nations reserves.

✓	Supporting social housing in the North with an additional $200 million over two years.

Helping Municipalities Build Stronger Communities
Budget 2009 will help local governments meet their needs by:
✓	Making available up to $2 billion over two years in direct, low-cost loans to municipalities to finance improvements to housing related infrastructure, such as sewers, water lines, and neighbourhood regeneration projects. Municipalities will also have access to significant new funding available under major new provincial, territorial and municipal infrastructure initiatives.

Introduction
Canada enjoys a high rate of home ownership among industrialised countries. Our country has a vibrant rental market and a broad network of social housing for those Canadians who need support.
In recent years, Canada’s housing sector has become a key contributor to economic growth by fuelling demand for jobs in construction and trades, building materials and other goods and services.
To bridge Canadians’ desire for quality housing, to stimulate our construction sector, and to enhance energy efficiency, Budget 2009 will provide up to $7.8 billion of funding through tax credits, grants, and loans as well as funding to provinces and territories to help stimulate the housing sector and improve housing across this country.
Support for Home Ownership and the Housing Sector
For many Canadians, owning a home represents both the achievement of a key life goal and the most important investment of their lives. A robust housing sector is also an important source of economic activity in Canada as it promotes demand for labour, building materials and other goods. To provide needed stimulus in these challenging economic times, Budget 2009 proposes four measures to help Canadians purchase and improve their homes.
Home Renovation Tax Credit
Home renovations can represent a smart investment in the long-term value of a home and generate broad-based economic activity. They can also reduce energy consumption and the long-term cost of owning a home. To support economic growth during these challenging times, Budget 2009 proposes to introduce a temporary Home Renovation Tax Credit (HRTC).
The HRTC will provide a temporary incentive for Canadians to undertake new renovation projects or accelerate planned future projects, thus providing timely stimulus to the Canadian economy while boosting energy efficiency and the value of Canada’s housing stock.

How the Temporary HRTC Will Work
The proposed HRTC will provide a temporary 15-per-cent income tax credit on eligible home renovation expenditures for work performed, or goods acquired, after January 27, 2009 and before February 1, 2010, pursuant to agreements entered into after January 27, 2009. The credit may be claimed for the 2009 taxation year on the portion of eligible expenditures exceeding $1,000, but not more than $10,000, and will provide up to $1,350 in tax relief.
Who Can Claim the HRTC
The HRTC will be family-based. For the purpose of the credit, a family will generally be considered to consist of an individual, and where applicable, the individual’s spouse or common-law partner. Family members will be able to share the credit.
The amount eligible for the credit will be based on the total value of eligible expenditures incurred across all eligible dwellings. A dwelling will generally be considered eligible if it is used for personal purposes. This will include a house, a cottage, and a condominium unit.
It is estimated that about 4.6 million families in Canada will benefit from the HRTC.

Benefits of the Temporary Home Renovation Tax Credit—Examples
The following examples illustrate how homeowners can benefit from the HRTC.
1.	Sally and Ed are a couple who have recently purchased a house. To take advantage of the temporary HRTC, they decide to replace their windows and improve the insulation in their home in 2009, instead of waiting, incurring $10,000 in expenditures. After taking account of the $1,000 minimum threshold, a 15-per-cent credit will be available on $9,000 in eligible expenditures, providing tax relief of $1,350.

2.	William and Marie are a couple who are planning to purchase a more energy-efficient furnace for their home, and build a deck at their cottage sometime later. To take full advantage of the temporary HRTC, they decide to do both projects in 2009 rather than waiting. They pay $5,000 for the furnace and $3,500 for the deck. They also decide to have the area around the deck landscaped for $2,500, bringing their total costs to $11,000 ($5,000 + $3,500 + $2,500). Marie claims a credit of $1,350 on the maximum allowable amount of $9,000. This credit is in addition to the ecoENERGY Retrofit grant that William and Marie expect to receive for installing a more energy-efficient furnace.

3.	Karen and Heather are sisters who share ownership of a condominium unit. They each incur $7,500 in expenditures renovating the kitchen in the condominium, in part to provide access for Heather’s wheelchair. Karen and Heather each claim a $975 credit on eligible expenditures of $6,500 ($7,500 – $1,000). This credit is in addition to the Medical Expense Tax Credit that Heather may claim on the portion of expenses eligible for that credit.

Expenditures Eligible for the HRTC
It is proposed that the HRTC be claimed for renovations and alterations to a dwelling or the land on which it sits that are enduring in nature. For example, homeowners will be able to claim expenditures for major renovation projects such as finishing a basement, renovating a kitchen, or building an addition. Costs associated with such projects will be eligible for the credit, including permits, professional services, equipment rentals and incidental expenses.
Routine repairs and maintenance normally performed on an annual or more frequent basis (e.g. cleaning, lawn fertilization, and snow removal) will not qualify for the credit. The cost of purchasing furniture, appliances, audio-visual electronics and construction equipment will not be eligible.
Individuals will need to keep receipts for expenditures, and may claim the HRTC when filing their income tax returns for 2009.
Examples of HRTC-Eligible and Ineligible Expenditures

Eligible	Ineligible
•    Renovating a kitchen, bathroom or basement

•    New carpet or hardwood floors

•    Building an addition, deck, fence or retaining wall

•    A new furnace or water heater

•    Painting the interior or exterior of a house

•    Resurfacing a driveway

•    Laying new sod

•    Purchase of furniture and appliances (e.g. refrigerator, stove, and couch)

•    Purchase of tools

•    Carpet cleaning

•    Maintenance contracts (e.g. furnace cleaning, snow removal, lawn care, and pool cleaning)

The HRTC will complement support provided by the Government for Canadians to undertake energy-saving improvements to their homes. Federal grants paid through the ecoENERGY Retrofit program will not reduce the value of claims made for these expenditures under the HRTC. Eligible renovation expenditures claimed under the Medical Expense Tax Credit may also be claimed under the HRTC.

The effectiveness of the HRTC will be enhanced to the extent that retailers also encourage homeowners to undertake renovations to their properties.
It is estimated that this measure will cost $500 million in 2008–09 and $2.5 billion in 2009–10.
Enhancing the Energy Efficiency of Our Homes
Promoting energy efficiency and conservation is an effective means of reducing energy demand. The ecoENERGY Retrofit program provides home and property owners with grants of up to $5,000 to offset the costs of making energy-efficiency improvements. Grants apply to a variety of measures that reduce energy consumption from increasing insulation to upgrading a furnace.
Building on the success of the existing program, Budget 2009 provides an additional $300 million over two years to the ecoENERGY Retrofit program to support an estimated 200,000 additional home retrofits.
Increasing Withdrawal Limits Under the Home Buyers’ Plan
Saving the down payment for a home can be a challenge for many first-time home buyers.
The Home Buyers’ Plan (HBP) allows first-time home buyers to withdraw up to $20,000 from a Registered Retirement Savings Plan (RRSP) to purchase or build a home. Unlike regular RRSP withdrawals, HBP withdrawals are not included in income when withdrawn. Amounts withdrawn under the HBP must be repaid over a 15-year period, starting the second year following the year of the withdrawal, or included in the individual’s income if not repaid.
To provide first-time home buyers with additional access to their RRSP savings to purchase or build a home, Budget 2009 proposes to increase the HBP withdrawal limit to $25,000 from $20,000 in respect of withdrawals made after January 27, 2009. It is also proposed that the increase apply to HBP withdrawals made for the purchase of a more accessible or functional home where the individual making the withdrawal is eligible for the Disability Tax Credit (DTC), or if the withdrawal is made for the benefit of a DTC-eligible person who is related to the individual making the withdrawal. This is the first increase in the withdrawal limit since the HBP was introduced in 1992.

With the $5,000 increase to the withdrawal limit, two first-time home buyers purchasing a home jointly (e.g. a married or common-law couple) with sufficient RRSP funds in each of their names may now together withdraw up to $50,000 from their RRSP funds toward the purchase of a home in Canada.
It is estimated that this measure will cost $15 million in each of 2009–10 and 2010–11.
First-Time Home Buyers’ Tax Credit
The costs associated with purchasing a home, such as legal fees, disbursements and land transfer taxes, can be a particular burden for first-time home buyers, who must pay these costs on top of saving the money for a down payment.
To assist first-time home buyers with the costs associated with the purchase of a home, Budget 2009 proposes to introduce a First-Time Home Buyers’ Tax Credit–a $5,000 non-refundable income tax credit amount on a qualifying home acquired after January 27, 2009. For an eligible individual, the credit will provide up to $750 in federal tax relief starting in 2009.
It is also proposed that the First-Time Home Buyers’ Tax Credit be made available to existing homeowners in respect of a more accessible or functional home purchased by an individual eligible for the Disability Tax Credit (DTC), or for the benefit of a DTC-eligible person who is related to the individual purchasing the home.
It is estimated that this measure will cost $30 million in 2008–09, $175 million in 2009–10 and $180 million in 2010–11.
Investments in Housing for Canadians
Renovation and Retrofit of Social Housing
Social housing provides many Canadians with quality housing at affordable rates. There are approximately 630,000 social housing units in Canada supported primarily by subsidies from the federal, provincial, territorial, and municipal governments. Most of the housing stock is administered by provinces and territories, with financial support from the federal government. A large portion of the existing units are aging and require significant repair and upgrading to meet modern energy efficiency and accessibility standards.

Budget 2009 provides a one-time federal investment of $1 billion over the next two years to address the backlog in demand for renovation and energy retrofits. Renovation activities will include general improvements, energy efficiency upgrades or conversions, and supports for persons with disabilities. To ensure quick implementation, this new funding will flow through existing agreements and be administered by the Canada Mortgage and Housing Corporation (CMHC) on a 50–50 cost-shared basis with provinces and territories, which are primarily responsible for providing social and low-income housing.
Major investments for low-income Canadians will allow governments to work together to improve the quality and energy efficiency of up to 200,000 social housing units for Canadians that need it most. This $1-billion injection of funds builds on the $1.9-billion investment over five years that the Government announced in September 2008 to extend housing and homelessness programs for low-income Canadians. These programs include the Homelessness Partnering Strategy, the Affordable Housing Initiative, and the suite of housing renovation programs such as the Residential Rehabilitation Assistance Program.
Housing for Low-Income Seniors
Over the last few years, the Government has made significant investments in improving the financial security and well-being of seniors. The Government recognizes that in these difficult times, however, that low-income seniors may have increased difficulty finding affordable housing.
Budget 2009 will provide $400 million over two years in targeted funding for the construction of housing units for low-income seniors that will be delivered through the Affordable Housing Initiative to be cost-shared with the provinces and territories.
Housing for Persons With Disabilities
Persons with disabilities often have difficulty finding housing that is suitable for their specific needs.
In recognition of the special housing required by persons with disabilities, Budget 2009 will provide $75 million over two years for the construction of housing units delivered through the Affordable Housing Initiative to be cost shared with the provinces and territories.

First Nations Housing
The Government of Canada’s primary policy goal for on-reserve housing remains helping First Nations to move toward a private housing sector. In Budget 2007, the Government supported this goal by investing $300 million in the First Nations Market Housing Fund, a credit-enhancement vehicle designed to encourage market-based housing on reserve. While the Government is committed to supporting the development of individual home ownership on reserve, many First Nations continue to face significant need for affordable housing, including social housing.
Budget 2009 provides $400 million over the next two years to support on-reserve housing, dedicated to new social housing projects, remediation of existing social housing stock and to complementary housing activities. These funds will flow through Canada Mortgage and Housing Corporation (CMHC) and Indian and Northern Affairs Canada.
This will assist the transition to market-based housing on reserve and address immediate housing needs while serving as an economic stimulus for many First Nations and rural areas by generating employment, the development of skilled trades and the creation of small businesses.
Northern Housing
In recognition of the distinctive needs of the territories, Budget 2009 will provide $200 million over two years in dedicated funding to support the renovation and construction of social housing units. The Yukon and Northwest Territories will receive $50 million each while the remaining $100 million will be allocated to Nunavut, where the need for new social housing is greatest. Funding will be provided to the territories through the Canada Mortgage and Housing Corporation.

Helping Municipalities Build Stronger Communities
Canadian homes need to be supported by a broad range of infrastructure to develop and maintain strong and prosperous communities. The Government understands, however, that much of the responsibility for maintaining the infrastructure of Canadian communities rests with Canadian municipalities.
In recognition of this important responsibility and to address the challenges municipal governments are facing in garnering capital funding for planned “ready to go” projects during an economic slowdown, Budget 2009 will make available up to $2 billion over two years in direct, low-cost loans to municipalities through the Canada Mortgage and Housing Corporation. These low-cost loans will significantly decrease the cost of borrowing for municipalities, and can be used by them to fund their contribution for cost-shared federal infrastructure programming.
This new source of funds will allow municipalities to invest in municipal housing-related infrastructure projects such as sewers, water lines, and neighbourhood regeneration projects, thus contributing to healthier, safer and modern communities for Canadians and their families.
In addition to low-cost loans to municipalities, Budget 2009 also announces a number of major new initiatives that will further accelerate and increase provincial, territorial and municipal infrastructure projects.

Table 3.6
Action to Stimulate Housing Construction

	2008–09	2009–10	2010–11	Total
	(millions of dollars)
Support for Home Ownership and the Housing Sector
Home Renovation Tax Credit	500	2,500		3,000
Enhancing the Energy Efficiency of Our Homes		150	150	300
Increasing withdrawal limits under the Home Buyers’ Plan		15	15	30
First-time Home Buyers’ Tax Credit	30	175	180	385

	530	2,840	345	3,715

Investments in Housing for Canadians
Renovation and Retrofit of Social Housing		500	500	1,000
Housing for Low-Income Seniors		200	200	400
Housing for Persons with Disabilities		25	50	75
First Nations Housing		200	200	400
Northern Housing		100	100	200

		1,025	1,050	2,075

Total—Action to Stimulate Housing	530	3,865	1,395	5,790
Loans to municipalities		1,000	1,000	2,000
Timing of Home Renovation Tax Credit	-500	500		0
Cash Basis	30	5,365	2,395	7,790
Provincial contributions		725	750	1,475
Total Stimulus Value		6,090	3,145	9,235

Notes: Figures in this table are presented on an accrual basis, and therefore, in some cases, will not match the figures contained in the budget text when those are presented on a cash basis. Totals made not add due to rounding.

IMMEDIATE ACTION TO BUILD INFRASTRUCTURE

Highlights
Budget 2009 accelerates and expands recent historic federal investments in infrastructure with almost $12 billion in new infrastructure stimulus funding over two years.
Investments in Provincial, Territorial and Municipal Infrastructure
Building on previous infrastructure commitments, Budget 2009 invests in a more modern and greener infrastructure by:
✓	Establishing a two-year, $4-billion Infrastructure Stimulus Fund that will provide funding to renew infrastructure.

✓	Providing $1 billion over five years for the Green Infrastructure Fund to support projects such as sustainable energy.

✓	Providing $500 million over two years to build and renew community recreation facilities across Canada.

✓	Accelerating up to $1 billion in payments over two years under the Provincial-Territorial Base Funding Initiative to expedite “ready-to-go” infrastructure projects.

✓	Providing up to $500 million over the next two years for infrastructure projects in small communities.
Investments in First Nations Infrastructure
Budget 2009 will support investments in First Nations infrastructure by:
✓	Providing $515 million over two years for “ready-to-go” First Nations projects in three priority areas: schools, water and critical community services.
Investments in Knowledge Infrastructure
The Government will advance Canada’s knowledge advantage by:
✓	Dedicating up to $2 billion to repair, retrofit and expand facilities at post-secondary institutions.

✓	Providing $750 million for leading-edge research infrastructure through the Canada Foundation for Innovation.

✓	Providing $50 million to the Institute for Quantum Computing in Waterloo, Ontario to build a new world-class research facility.

✓	Allocating $87 million over the next two years to maintain or upgrade key Arctic research facilities.

✓	Providing $250 million over two years to address deferred maintenance at federal laboratories.

✓	Providing $500 million to Canada Health Infoway to encourage the greater use of electronic health records.

✓	Providing $225 million over three years to develop and implement a strategy on extending broadband coverage to unserved communities.
Investments in Federal Infrastructure Projects
Budget 2009 will set aside funds to build and renew federal public infrastructure, including:
✓	Increasing funding to VIA Rail Canada by $407 million to support improvements to passenger rail services, including higher train frequencies and enhanced on-time performance and speed, particularly in the Montréal–Ottawa–Toronto corridor.

✓	Investing $7.9 million for new capital projects of two First Nations railways: the Keewatin Railway Company in Manitoba and the Tshiuetin Rail Transportation in Quebec and Labrador.

✓	Providing $72 million over five years to improve railway safety.

✓	Providing $130 million to Parks Canada for twinning a section of the Trans-Canada Highway through Banff National Park.

✓	Allocating $212 million to renew the Champlain Bridge in Montréal, Canada’s busiest bridge.

✓	Providing up to $14.5 million for two bridges at two of the busiest U.S–Canada border crossings: the Blue Water Bridge in Sarnia and the Peace Bridge in Fort Erie.

✓	Setting aside up to $42 million for other federal bridges in need of rehabilitation throughout Canada.

✓	Providing up to $217 million to accelerate the construction of the Pangnirtung Harbour in Nunavut and repair core small craft harbours across Canada.

✓	Allocating $323 million over two years for the restoration of federally owned buildings.

✓	Providing $20 million in each of two years to improve the accessibility of federally owned buildings for people with disabilities.

✓	Committing $2 million to develop a plan for the future of the historic Manège Militaire in Québec City, destroyed by fire in 2008.

✓	Increasing funding by $80 million over the next two years to manage and assess federal contaminated sites, facilitating remediation work totalling $165 million over two years.

✓	Providing funding to modernize and expand border service facilities at Prescott, Ontario; and at Huntingdon, Kingsgate, and the Pacific Highway in British Columbia.

✓	Supporting the development of aviation security plans, improving operations of the Canadian Air Transportation Security Authority, and implementing a new air passenger assessment system and a new security program for air cargo.

Introduction
The Government is accelerating and expanding recent historic federal investments in infrastructure with almost $12 billion in new infrastructure stimulus funding over two years.
There are two key benefits to taking immediate action.
First, it will provide timely economic stimulus by creating jobs across Canada in the construction, engineering and manufacturing sectors as well as generating significant economic spinoff activity.
Second, these investments will help Canada emerge from this economic crisis with a more modern and greener infrastructure that is the foundation of sustainable long-run economic growth.
The investments will focus on four kinds of infrastructure projects:
•	Provincial, territorial and municipal infrastructure. Budget 2009 will support short-term projects aimed at renewing public infrastructure, including road and sewer upgrades, as well as green infrastructure that contributes to cleaner air, land and water.

•	First Nations infrastructure. Investments will support the construction and renewal of schools, improve access to safe drinking water, and build health care and policing infrastructure in Aboriginal communities.

•	Knowledge infrastructure. Investments will modernize universities and colleges, build world-class research infrastructure, expand health information systems, and improve broadband services in rural Canada.

•	Federal infrastructure. Federal infrastructure will be renewed, providing benefits to Canadians through better passenger rail services, safer bridges and highways, refurbished harbours for small craft and more efficient border crossings.

Investments in Provincial, Territorial and Municipal Infrastructure Projects
Provinces, territories and municipalities manage most of Canada’s public infrastructure, including highways and bridges, local roads, public transit and water systems. They are working with the Government of Canada to participate in a national partnership to help rebuild Canada’s infrastructure and stimulate the economy. The Government is supporting provincial, territorial, and municipal infrastructure by expediting priority projects under the $33-billion Building Canada plan, cutting red tape and providing significant new funding for provincial, territorial and municipal infrastructure projects that will get underway over the next two years.

Building Canada Plan
Announced in Budget 2007, the seven-year, $33-billion Building Canada plan consists of a suite of programs to meet the varying needs of infrastructure projects across Canada:
•	The Gas Tax Fund and an increased rebate in the GST paid by municipalities, which provide predictable, long-term funding for municipalities.

•	The Provincial/Territorial Base Funding initiative, which provides $25 million per year for each province and territory.

•	The Building Canada Fund, which supports infrastructure projects across Canada, both large and small.

•	The Gateways and Border Crossings Fund and the Asia-Pacific Gateway and Corridor Initiative to strengthen trade-related infrastructure.

•	The Public-Private Partnerships (P3) Fund, the first national infrastructure program in Canada dedicated toward public-private partnerships.

Priority Projects
Given current economic circumstances, Canadian governments are actively looking at ways to accelerate the roll-out of anticipated infrastructure projects. Governments have worked together and successfully identified a number of major projects that can be expedited over the next two construction seasons. Funding for those projects will come from the Building Canada Fund. Projects cost-shared with provincial and territorial governments could include:
•	Trans-Canada Highway improvements in Newfoundland and Labrador

•	Summerside Wind Energy in Prince Edward Island

•	Major bridge rehabilitation on the National Highway System in Nova Scotia

•	Fundy Trail Parkway in New Brunswick

•	Road upgrades in the Québec City metropolitan area, and upgrades to water and sewer systems across the province of Quebec.

•	Union Station revitalization in Toronto, Ontario

•	Centreport Project at Inland Port in Winnipeg, Manitoba

•	Highway 39 truck bypass in Estevan, Saskatchewan

•	Telus World of Science in Calgary, Alberta

•	Evergreen transit line in Vancouver, British Columbia

•	Piqqusilirivvik cultural facility in Clyde River, Nunavut

•	City of Yellowknife bypass road in the Northwest Territories

•	Water treatment projects in the Yukon
Accelerating Approval Processes
The Government is also acting to streamline federal approval processes so that more provincial, territorial and municipal projects under the Building Canada plan can start in the upcoming construction season. Currently, infrastructure approval processes are subject to duplication and inefficiencies in administration, leading to unnecessary project delays. The Government will be introducing changes to the federal regulatory framework through legislative, regulatory and administrative actions to drive efficiencies in assessing environmental and other impacts of infrastructure projects without compromising protection of the environment.

Efficiencies will be introduced through legislative amendments to the Navigable Waters Protection Act, which has not been substantially amended since 1886. The proposed amendments reflect the recommendations that were made in June 2008 by the Standing Committee on Transport, Infrastructure and Communities after an exhaustive review of the Act.
In addition, the Government will implement administrative changes to streamline application of the Fisheries Act, and regulatory efficiencies will be pursued for projects subject to the Canadian Environmental Assessment Act. For example, for projects requiring a federal environmental assessment decision, regulations could allow one environmental assessment process to meet federal and provincial requirements, by agreement with the provinces and territories.
The Government of Canada will work diligently to fulfill the lawful obligation of the federal Crown to consult and, where appropriate, accommodate with respect to Aboriginal rights and title. In addition, the federal government will increase its work with provinces and territories to ensure that their respective obligations are addressed as efficiently as possible.
With these changes, the time needed to provide federal approvals for major projects will be shortened by up to 12 months, which will allow construction to begin more quickly.
New Investments in Provincial, Territorial and Municipal Infrastructure
Budget 2009 announces major new initiatives that will further accelerate and increase the number of provincial, territorial and municipal infrastructure projects. As a result of these investments, the amount of federal funding available to provinces, territories and municipalities for infrastructure projects will hit more than $18 billion over the next two years, three times what was spent over the previous two years.
Green Infrastructure Fund
Targeted investments in green infrastructure can improve the quality of the environment and will lead to a more sustainable economy over the longer term. Green infrastructure includes infrastructure that supports a focus on the creation of sustainable energy. Sustainable energy infrastructure, such as modern energy transmission lines, will contribute to improved air quality and lower carbon emissions.

Budget 2009 provides $1 billion over five years for a Green Infrastructure Fund. Funding will be allocated based on merit to support green infrastructure projects on a cost-shared basis.
Bonus for Community Projects
Infrastructure is essential for sustaining the quality of life of our communities. The $1.1-billion Communities Component of the Building Canada fund provides targeted support to small communities that have unique infrastructure needs. To accelerate the construction of community projects, Budget 2009 provides up to $500 million over the next two years in new funding to the Communities Component to cost-share additional timely and targeted infrastructure projects.
Accelerating Payments Under the Provincial/Territorial Base Funding Initiative
The Provincial/Territorial Base Funding initiative provides $25 million per year in predictable funding to each province and territory. This funding is particularly important to smaller provinces and the three territories, as it helps them meet their basic infrastructure needs.
To expedite infrastructure projects, Budget 2009 is accelerating payments under the Provincial/Territorial Base Funding initiative. The payments planned for the 2011–12, 2012–13 and 2013–14 fiscal years will be made in 2009–10 and 2010–11 to provinces and territories that can demonstrate the ability to put these funds to work quickly. For the next two years, up to $1 billion in additional federal funding will be available for infrastructure projects. This funding is cost-shared with the provinces and territories to maximize investment by all levels of government.
Infrastructure Stimulus Fund
Rehabilitation work is needed to maintain the safety and prolong the economic life of assets that were built decades ago. Many important rehabilitation projects are ready to get underway quickly in the next two years, but lack funding.
Budget 2009 establishes a new $4-billion Infrastructure Stimulus Fund that will provide funding to provincial, territorial and municipal infrastructure rehabilitation projects. Funding will be available for two years for projects that will begin construction during the 2009 and 2010 construction seasons.

This initiative will be structured to flow funding and get shovels in the ground quickly. The federal government will approve provincial, territorial and municipal project plans, and will cover up to 50 per cent of eligible project costs. Subject to project readiness and merit, funding will be allocated for projects in provinces and territories based on their population. Should agreements not be reached expeditiously with a province or territory, funding may be used to support the rehabilitation of federal or other infrastructure.
Recreational Infrastructure Canada
There are thousands of community recreational facilities across Canada, including hockey arenas, soccer fields, tennis and basketball courts, and swimming pools. Many of these facilities were built in 1967 to help mark Canada’s Centennial year, and are now in need of upgrading and renewal.
Budget 2009 provides $500 million over two years to support construction of new community recreational facilities and upgrades to existing facilities across Canada. Eligible facilities include recreational facilities owned by municipalities, First Nations, counties, community organizations and other not-for-profit entities. The initiative will support up to 50 per cent of the total cost of eligible projects, with the balance to be provided by provincial and municipal governments, community organizations, and the private sector.
This national initiative is expected to provide local economic stimulus, contribute to a higher quality of community recreational facilities and promote national spirit.
The initiative will be delivered nationally through the three regional development agencies, with transitional measures for newly created agencies, with allocation on the basis of project merit and readiness.
National Recreation Trails
Trails allow Canadians to experience our country’s unrivalled natural environment. The National Trails Coalition is a non-profit association whose member organizations provide stewardship of much of Canada’s trail infrastructure. Budget 2009 provides $25 million to the National Trails Coalition in 2009–10 for a national initiative to create, upgrade and sustain snowmobile and all-terrain-vehicle trails throughout the country over the coming year. The Government’s contribution will be matched by the coalition and its partners, leading to economic activity in communities, and creating a lasting legacy of pristine trails that will benefit Canadians for many years to come.

Public-Private Partnerships
The Government has created a public-private partnership (P3) Crown corporation, PPP Canada Inc., to administer the Public-Private Partnerships Fund and work with the public and private sectors toward encouraging the further development of Canada’s P3 market. PPP Canada Inc. is planning an initial call for applications to the P3 fund in 2009–10. The Government will work with PPP Canada management to ensure that the appropriate legislative and policy frameworks are in place to support the firm’s successful promotion of public-private financing in Canada.
Investments in First Nations Infrastructure
The Government of Canada provides financial support to First Nations to develop and maintain community infrastructure on reserve.
This infrastructure is critical for the delivery of basic needs and services to Aboriginal communities.
Budget 2009 will invest $515 million over the next two years for “ready-to-go” First Nations community infrastructure projects. This investment will focus on three priority areas: schools, water and critical community services.
School Construction
Building and renovating schools on reserve generates short-term employment and business opportunities and helps to ensure that educational facilities meet existing and future educational requirements. This will help the Government to meet its commitment to improve on-reserve student retention and graduation rates.
Budget 2009 provides two-year targeted funding of $200 million for the construction of 10 new schools on reserve and three major school renovation projects.
Water and Wastewater Projects
The Government of Canada is committed to working with First Nations to ensure that all First Nations residents have access to safe drinking water. The $330-million, two-year investment announced in Budget 2008 for the Government’s Plan of Action for Drinking Water in First Nations Communities has significantly decreased the number of First Nations with high-risk communal water systems, but more can still be done.

Budget 2009 provides two-year targeted funding of $165 million for the completion of drinking water and wastewater infrastructure projects to address health and safety priorities in 18 First Nations communities across the country.
Critical Community Services Infrastructure
The timely and effective provision of critical community services, such as health care and policing, is highly impacted by the physical conditions under which these services are provided. This is especially true in rural and remote communities.
To help modernize the physical infrastructure that underpins the delivery of these essential services, Budget 2009 invests $150 million over the next two years for the construction and renovation of First Nations critical community services infrastructure. Of this amount:
•	$135 million will be provided over the next two years for the construction and renovation of health services infrastructure for First Nations, including health clinics and nurses’ residences. Over 40 new projects and approximately 230 remediation projects will be completed during the next two years.

•	$15 million will be provided to address the remediation of critical policing infrastructure in some of these communities.
In addition to addressing critical needs, these investments in on-reserve infrastructure will provide an immediate economic benefit by creating employment opportunities, including in remote areas. Together with investments in housing on reserve and in the North, this will contribute to significant improvements to community infrastructure that benefits Aboriginal Canadians.
Investments in Knowledge Infrastructure
Improving Infrastructure at Universities and Colleges
Universities and colleges advance the frontiers of knowledge through research and train highly skilled workers who will contribute to the Canadian economy. Post-secondary institutions, including universities, colleges, and publicly funded polytechnic schools and institutes of technology, have indicated that a major portion of their existing campus infrastructure is at or near the end of its projected life cycle, and often does not adequately meet the needs of today’s research and teaching activities.

Accelerating repairs, maintenance and construction at universities and colleges will provide substantial stimulus in communities across Canada and will help achieve the objectives of the Government’s Science and Technology Strategy by enhancing the research capacity of these institutions and enabling them to attract students and provide a better educational experience for the highly skilled workers of tomorrow.
Budget 2009 will provide up to $2 billion to support deferred maintenance and repair projects at post-secondary institutions. Preference will be given to projects at universities that can improve the quality of research and development at the institution. Projects at colleges will strengthen their ability to deliver advanced knowledge and skills training. For example, funding could support participation in repair, refurbishment, and expansion projects at the College of New Caledonia (British Columbia), Great Plains College (Saskatchewan), Winnipeg Technical College (Manitoba), Durham College of Applied Arts and Technology (Ontario), Algonquin College (Ontario) and New Brunswick Community College (New Brunswick). The funds under this initiative will be managed by Industry Canada, with 70 per cent of the funding dedicated to university infrastructure and the remaining 30 per cent for infrastructure at colleges. Allocation will be based on project merit and readiness. The funds will pay for up to half of project costs, levering an equivalent amount from other partners.
Canada Foundation for Innovation
The Canada Foundation for Innovation is a not-for-profit corporation that supports the modernization of research infrastructure at Canadian universities, colleges, research hospitals and other not-for-profit research institutions across Canada. To date, the Government’s contributions, along with other partners, have supported more than 6,000 projects at 120 research institutions across Canada that are creating world-leading research capacity in Canada and developing, attracting and retaining top research talent.
Consistent with its Science and Technology Strategy, the Government is committed to continue providing support for leading-edge research infrastructure through the Canada Foundation for Innovation. The Foundation will develop a strategic plan to guide its activities and future competitions beyond 2010. The plan will be developed in collaboration with the Minister of Industry.
In order to accelerate investments in leading-edge facilities and equipment, Budget 2009 provides $150 million to increase the funding available for meritorious projects in the 2009 Leading Edge and New Initiatives Funds Competition.

In addition, Budget 2009 provides $600 million for future activities of the Foundation, including the launch of one or more new competitions by December 2010 in support of areas of priority identified by the Minister of Industry in consultation with the Canada Foundation for Innovation, and guided by the Foundation’s strategic plan.
Institute for Quantum Computing
The Institute for Quantum Computing is a research institute based at the University of Waterloo campus in Waterloo, Ontario. Its objective is to create a unique environment for physicists, mathematicians, engineers, and computer scientists to advance the fields of quantum information and quantum computation.
Budget 2009 will provide $50 million to the Institute to support the construction and establishment of a new world-class research facility that will contribute to achieving the goals of the Government’s science and technology strategy.
Supporting Canada’s Vision for the North
The Government’s northern strategy aims to strengthen Canada’s sovereignty, advance economic and social development, promote environmental sustainability, and improve governance in the North. In particular, the Government has committed to building a world-class, High Arctic research station to improve our understanding of the northern environment.
Budget 2009 provides Indian and Northern Affairs Canada with $2 million to undertake a feasibility study for the proposed station, which will lever existing research infrastructure by serving as the hub for scientific activity in Canada’s vast and diverse Arctic region.
Budget 2009 also provides Indian and Northern Affairs Canada with up to $85 million over the next two years to invest in maintaining or upgrading key existing Arctic research facilities. Funds will be allocated on a competitive basis to projects that can be completed by March 31, 2011, with a view to providing a near-term economic stimulus while building a strong foundation for Arctic research capacity that supports government priorities.

Modernizing Federal Laboratories
There are about 200 federal laboratories and scientific facilities across Canada. Activities at federal laboratories range from basic research to applied work in support of the Government’s core responsibilities in protecting the health and safety of Canadians.
Budget 2009 provides Public Works and Government Services Canada with $250 million over two years under a Treasury Board-managed process to undertake an accelerated investment program to address deferred maintenance at federal laboratories. Projects must be completed by March 31, 2011 and will focus on laboratories that contribute to core regulatory responsibilities of the Government, such as health and food safety. Funds could also be made available to modernize other laboratories for which a realistic business plan is submitted for the transfer of the facility to a university, business or non-profit organization.
Laboratories where investments could be made under this process include:
•	Canadian Food Inspection Agency’s Dartmouth Laboratory in Dartmouth, Nova Scotia.

•	Canadian Food Inspection Agency’s Saint-Hyacinthe Laboratory in Saint-Hyacinthe, Quebec.

•	Natural Resources Canada’s Great Lakes Forestry Centre in Sault Ste. Marie, Ontario.

•	Health Canada’s Manitoba Regional Laboratory in Winnipeg.

•	Fisheries and Oceans’ Salmonid Enhancement Program Facilities throughout British Columbia.
With this measure, the Government will provide a near-term economic stimulus, improve its science and technology capacity in areas where it has regulatory responsibilities, and ultimately contribute to better health and safety outcomes for Canadians.

Canada Health Infoway
An efficient and effective health care system continues to be a top priority for Canadians.
The implementation of health information systems in Canada, often referred to as electronic health records, is a critical element to achieving this goal by enhancing the safety, quality and efficiency of the health care system. Such systems will not only contribute to reducing waste and duplication within the health system, they will also contribute to preventing adverse drug events, improving the management of chronic disease, improving access to care and boosting productivity.
For the last several years, Canada Health Infoway has been working toward the goal of having electronic health records in place across Canada. Infoway’s actions are already translating into real benefits for patients throughout Canada. For example, in Nova Scotia, the shared diagnostic imaging program provides the delivery of digital images of X-rays, MRIs, CT scans and ultrasounds to authorized health practitioners where and when they are needed. Nationally, Infoway estimates that investments in digital diagnostic imaging technology have already increased productivity to a level equivalent to adding more than 500 radiologists to Canada’s health care system. Patients in remote northern communities are now connected with health care professionals in urban centres through telehealth—improving their access to care.
Budget 2009 provides Canada Health Infoway with $500 million to support the goal of having 50 per cent of Canadians with an electronic health record by 2010. In addition, this funding will be used to speed up the implementation of electronic medical record systems for physicians and integrated points of service for hospitals, pharmacies, community care facilities and patients. An electronic medical record system allows doctors and other health care providers to chart patient health information using a computer, thereby avoiding duplication of testing and helping to ensure patient safety and effective treatment.
This $500-million investment will not only enhance the safety, quality and efficiency of the health care system, but will also result in a significant positive contribution to Canada’s economy, including the creation of thousands of sustainable, knowledge-based jobs throughout Canada.

Extending Access to Broadband Services in Rural Communities
Canada was one of the first countries to implement a connectivity agenda geared toward facilitating Internet access to all of its citizens. To this day, Canada remains one of the most connected nations in the world, with the highest broadband connection rate among the G7 countries. However, gaps in access to broadband remain, particularly in rural and remote communities.
The Government is committed to closing the broadband gap in Canada by encouraging the private development of rural broadband infrastructure. Budget 2009 provides $225 million over three years to Industry Canada to develop and implement a strategy on extending broadband coverage to all currently unserved communities beginning in 2009–10.
Investments in Federal Infrastructure Projects
Federal infrastructure accounts for about 5 per cent of public infrastructure in Canada. Some of these assets are in need of rehabilitation and repair. Investments are also needed to increase the effectiveness of federal assets, such as VIA Rail Canada’s passenger rail network and select federal bridges and roads, to ensure more efficient movement of people and goods. By funding must-do repairs and enhancements to federal assets located across the country, Budget 2009 will provide thousands of employment opportunities in communities that have been affected by the economic downturn. These investments will also contribute to Canada’s long-term economic prosperity.
An Improved Rail System
Inter-city passenger rail service is an important mode of transportation in a number of markets in Canada, including in the busy Québec City to Windsor corridor, and for remote locations. Most inter-city passenger rail services are provided by VIA Rail Canada. In 2007, the Government provided $517 million for a medium-term investment plan to address the reliability and integrity of VIA Rail Canada’s operations.

Budget 2009 builds on this investment by providing an additional $407 million on a cash basis to VIA Rail Canada to undertake infrastructure and other capital improvements. Particular emphasis will be placed on adding sections of triple-track at key locations between Montréal and Toronto to permit higher train frequencies and to enhance on-time performance and trip times. For example, these investments will support two additional express trains per day between Montréal and Toronto and reduce trip times by up to 30 minutes, thereby making it possible to travel between these major metropolitan centres in approximately four hours. Trip times between Ottawa and Toronto will also be reduced by up to 30 minutes. Funding will also be used to modernize VIA Rail Canada’s fleet of locomotives and passenger cars, and to upgrade key stations in Toronto, Montréal, Vancouver, Hamilton, Belleville and Windsor.
The Government of Canada also supports a number of remote passenger rail services that are operated by entities other than VIA Rail Canada. Budget 2009 invests $7.9 million for new capital projects of two First Nations railways: the Keewatin Railway Company in Manitoba and Tshiuetin Rail Transportation in Quebec and Labrador.
These railways provide rail services to communities that do not have year-round access to roads. The projects will start in 2009 and include track replacements and repairs as well as the acquisition of new locomotives and rail cars.
Budget 2009 provides $44 million over five years to Transport Canada for rail safety initiatives to enhance its regulatory oversight and enforcement capacity, and conduct research and development projects to advance new safety technologies. Budget 2009 also invests $28 million over five years to enhance the Grade Crossing Improvement Program, which will help save lives by improving safety at public grade crossings across Canada.
Trans-Canada Highway
The Trans-Canada Highway binds Canada together from coast to coast. The Government of Canada provided significant funding toward its construction during the 1950s and the 1960s as a two-lane highway. Since then, a number of sections of the Trans-Canada Highway have been twinned to meet the needs of the travelling public.

The Government of Canada is responsible for portions of the Trans-Canada Highway located within national parks. Work is underway on twinning the segment located within Banff National Park to increase passenger safety and ease traffic flows. Budget 2009 provides $130 million on a cash basis to Parks Canada to complete the last phase of this project, which will consist of twinning a section from Lake Louise Village to the border with British Columbia.
The Government of Canada will also work with the provinces of Ontario, Quebec, Nova Scotia and Manitoba to cost-share the following projects, which would support the twinning of the Trans-Canada Highway:
•	Targeted twinning improvements to a number of segments of Highways 11 and 17 in Northern Ontario.

•	Completion of the twinning of Highway 185 in Quebec.

•	Completion of the Nova Scotia Highway 104 Antigonish Bypass Phase 2 project.

•	Improvements to a 6-kilometre stretch of the Trans-Canada Highway through Headingley, Manitoba.
Funding for these projects would come from existing provincial allocations under the Building Canada plan.
Federal Bridges
Bridges are integral to the efficient movement of people and goods across Canada. Over the past two years, the federal government has invested nearly $150 million in improving the safety and longevity of federal bridges. Budget 2009 builds on these investments and provides funding for the following bridge rehabilitation projects:
•	The Champlain Bridge, Canada’s busiest bridge, will receive $212 million on a cash basis. The Champlain Bridge links traffic going to and from the Island of Montréal and is a key connection for truck traffic heading to or returning from the United States. Rehabilitation work will ensure that the bridge can continue to sustain traffic volumes and provide long-term safety benefits.

•	The Blue Water Bridge in Sarnia and the Peace Bridge in Fort Erie, which are two of the busiest U.S. – Canada border crossings, will receive up to $15 million on a cash basis. These projects will help to reduce traffic congestion and facilitate local border crossings.

•	Other federal bridges in need of rehabilitation—including several in the National Capital Region, the Burlington Lift Bridge in Burlington and the LaSalle Causeway in Kingston—will receive up to $42 million on a cash basis.
In addition to creating jobs, accelerating needed repairs and maintaining federal bridges will strengthen the integrity of federal infrastructure and support trade and competitiveness.
Small Craft Harbours
The federal network of core commercial fishing harbours provides safe and functional harbour infrastructure to the commercial fishing industry. Small craft harbours are critical for the industry and the small coastal communities in which the industry resides—approximately 90 per cent of the 64,000 commercial fishers use small craft harbours.
Budget 2009 provides up to $200 million on a cash basis to dredge the approaches and accelerate the repair and maintenance of core commercial fishing harbours across Canada, including core harbours in the Northwest Territories. Budget 2009 also provides up to $17 million on a cash basis to accelerate the construction of the Pangnirtung Harbour in Nunavut.

Accelerating the Repair and Maintenance of Small Craft Harbours
Funding will be used to support the accelerated repair and maintenance of core commercial fishing small craft harbours across the country. Examples include:
•	In British Columbia, $1.9 million for building, float, fire protection, service area and wharf repairs at the Steveston (Gulf and Paramount) Harbour and $300,000 for wharf repairs at the Ladysmith Harbour.

•	In Manitoba, $300,000 for deck repairs at the Victoria Beach Harbour.

•	In Ontario, $750,000 for pier rehabilitation at the Southampton Harbour.

•	In Quebec, $3.6 million for repairs, construction and reconstruction in the following three harbours in the Gaspé region: Étang-du-Nord ($1.3 million), Grosse-Île ($800,000) and Port-Daniel-Est ($1.5 million).

•	In New Brunswick, $4.875 million for Phase 1 of improvements at the Shippagan Harbour.

•	In Nova Scotia, $3.867 million for harbour development at the Lower East Pubnico Harbour.

•	In Newfoundland and Labrador, $1.9 million for wharf construction at the Belleoram Harbour.

•	In Prince Edward Island, $2 million for wharf stabilization and harbour improvements at the Wood Islands Harbour and $1.125 million for wharf construction and shore protection at the Miminegash Harbour.
Federal Buildings
The Government owns a variety of real property assets throughout Canada. These assets include buildings housing federal government departments and federal structures, including the Parliament Buildings.
These assets are aging and their restoration will require important investments over the coming years. Budget 2009 provides $323 million on a cash basis over the next two years for the repair and restoration of federally owned infrastructure. Funding will be used to accelerate repairs to federal buildings across all regions of Canada. A number of these repairs will be conducted quickly and efficiently through private sector partnerships.

Enhancing Accessibility of Federal Buildings
The Government of Canada is committed to ensuring that all Canadians have barrier-free access to government buildings. Budget 2009 provides $20 million on a cash basis in each of the next two years to improve the accessibility of federally owned buildings for Canadians with disabilities. This investment will be used for a number of accessibility improvements, including the installation of tactile signs into federally owned buildings.
Manège Militaire in Québec City
In April 2008, a fire destroyed the Manège Militaire in Québec City. Built in 1887, the drill hall is one of the most important national historic sites in Québec City. Through a consultation process, the Government will seek the input of interested stakeholders on project ideas to ensure its continued contribution to this country’s remarkable landscape. Budget 2009 provides $2 million to Public Works and Government Services Canada to develop a plan for the future of this historic site.
Accelerating Action on Federal Contaminated Sites
Building on existing programming, Budget 2009 provides $81 million over the next two years for program management and additional assessments of federal contaminated sites—contributing to an improved environment as well as economic development and employment opportunities. This funding is expected to enable departments to accelerate $165 million of environmental remediation work on sites covered by the Federal Contaminated Sites Action Plan in all regions of Canada, which could include, for example, Watson Lake in the Yukon Territory, Fort Nelson Airport in British Columbia, Edmonton International Airport in Alberta, Oshawa Harbour in Ontario and Canadian Forces Goose Bay in Newfoundland and Labrador.
Border Facilities
More than 30,000 commercial trucks cross the Canada – U.S. border every day and 60 per cent of Canada’s international trade crosses the land border, either by rail or road. Canada needs modern border infrastructure to efficiently process this commerce. The Government will invest $80 million on a cash basis to ensure that Canada’s shared border with the United States remains secure and efficient. This funding will modernize and expand border service facilities at Prescott, Ontario and at Huntingdon, Kingsgate, and the Pacific Highway in British Columbia.

These investments will reduce the processing time for thorough inspections of commercial shipments. They will also allow the Canada Border Services Agency to improve its infrastructure in northern British Columbia and the Yukon. Combined with investments in the Peace Bridge and Blue Water Bridge, these investments will complement recent and planned investments by the United States on its side of the border. The new American administration is working on an ambitious infrastructure program, which is expected to include new investments in highways, bridges and border facilities. It is vital that Canada and the United States move forward, together to support our integrated economies.
Aviation Security
A secure and efficient aviation system is important to Canadians. The Canadian Air Transportation Security Authority acts as Canada’s front line for a secure aviation system at more than 80 designated airports across Canada, providing consistent and rigorous screening of passengers and baggage. New and enhanced aviation security measures are required to strengthen the security of Canadians; ensure that Canada remains closely aligned with the security measures of its key international partners; and ensure that Canadian airports and air carriers remain competitive internationally.
Budget 2009 provides $282 million over the next two years for measures that will support the development of aviation security plans, improve operations of the Canadian Air Transportation Security Authority, and implement a new passenger assessment system. These measures include new, advanced, internationally compatible screening equipment and other technology and training for the screening workforce to increase levels of security and efficiency. Budget 2009 also provides $14 million in 2009–10 to support the implementation of a new security program for cargo that departs from Canadian airports.
The Air Travellers Security Charge (ATSC) was introduced to provide revenues that are roughly equivalent to expenses for air travel security over time. Cumulative ATSC revenues and expenses for air travel security through 2008–09 are forecast to be roughly in balance. The Government remains committed to the principle of balancing ATSC revenues and expenses for air travel security over time. However, given current economic conditions, the new funding for air travel security that is proposed for 2009–10 will not be financed through increased ATSC rates.

Table 3.7
Immediate Action to Build Infrastructure

	2008–09	2009–10	2010–11	Total
	(millions of dollars)
Investments in Provincial, Territorial and Municipal Infrastructure
Green Infrastructure Fund		200	200	400
Communities Component of the Building Canada Fund		250	250	500
Accelerating payments under the Provincial/Territorial Base Funding initiative		495	495	989
Infrastructure Stimulus Fund		2,000	2,000	4,000
Recreational Infrastructure Canada		250	250	500
National recreation trails		25		25

		3,220	3,195	6,414
Investments in First Nations Infrastructure
On-reserve infrastructure investments
School construction		95	105	200
Water and wastewater projects		83	83	165
Critical community services		83	68	150

		260	255	515
Investments in Knowledge Infrastructure
Improving infrastructure at universities and colleges		1,000	1,000	2,000
Canada Foundation for Innovation			50	50
Institute for Quantum Computing		50		50
Arctic research infrastructure		36	51	87
Modernizing federal laboratories		100	150	250
Canada Health Infoway		500		500
Extending access to broadband services in rural communities		100	100	200

		1,786	1,351	3,137
Investments in Federal Infrastructure Projects
An improved rail system		24	33	57
Trans-Canada Highway
Federal bridges		12	25	37
Small craft harbours		43	57	100
Repair and restoration of federal buildings		57	63	120
Enhancing accessibility of federal buildings		12	12	24
Manège Militaire in Québec City		2		2
Accelerating action on federal contaminated sites		32	49	81
Border facilities
Aviation security		281	16	296

		462	254	716

Total—Immediate Action to Build Infrastructure		5,727	5,055	10,782
Cash Value		6,224	5,605	11,829
Provincial contributions		4,532	4,365	8,897
Total stimulus value		10,756	9,970	20,726

Notes: Figures in this table are presented on an accrual basis and therefore, in some cases, will not match the figures contained in the budget text when those are presented on a cash basis. Totals may not add due to rounding.

ACTION TO SUPPORT BUSINESSES AND COMMUNITIES

Highlights
Tax and Tariff Relief to Stimulate Business Investment
Budget 2009 includes significant measures to position Canada’s economy for long-term recovery by:
✓	Introducing a temporary 100-per-cent capital cost allowance (CCA) rate for computers acquired after January 27, 2009 and before February 1, 2011.

✓	Extending the temporary 50-per-cent straight-line accelerated CCA rate to investment in manufacturing or processing machinery and equipment undertaken in 2010 and 2011.

✓	In the context of the current global financial environment, repealing the interest deductibility constraints in section 18.2 of the Income Tax Act.

✓	Providing over $440 million in savings for Canadian industry over the next five years by permanently eliminating tariffs on a range of machinery and equipment.
Sectoral Competitiveness
Budget 2009 provides significant short-term support for key sectors by:
✓	Providing $170 million over two years to secure a more sustainable and competitive forest sector.

✓	Supporting farmers with a $500 million agricultural flexibility program that will help the sector adapt to pressures and improve its competitiveness.

✓	Investing $50 million over the next three years to strengthen slaughterhouse capacity across Canada.

✓	Amending the Farm Improvement and Marketing Cooperatives Loans Act to help make credit available to new farmers, support inter-generational farm transfers, and modify eligibility criteria for agricultural co-operatives.

✓	Supporting shipyards with $175 million for the procurement of 98 new Coast Guard vessels and to undertake refits and vessel life extensions for 40 aging vessels.

✓	Offering short-term repayable loans to the automotive sector, in collaboration with the Ontario and U.S. governments.

✓	Providing $110 million over three years to the Canadian Space Agency to support the development of advanced robotics and other space technologies.

✓	Providing targeted two-year funding of $60 million to support infrastructure-related costs for local and community cultural and heritage institutions such as local theatres, libraries and small museums.

✓	Increasing funding by $20 million over the next two years and $13 million per year thereafter to the National Arts Training Contribution Program.

✓	Providing $30 million over the next two years to support continued access to Canadian magazines and community newspapers.

✓	Providing $28.6 million over the next two years to the Canada New Media Fund, and $14.3 million annually thereafter.

✓	Providing the Canadian Television Fund with $200 million in funding over the next two years.

✓	Providing $40 million to the Canadian Tourism Commission over two years to support marketing activities, such as the Vancouver 2010 Winter Olympic and Paralympic Games.

✓	Providing $12 million per year in 2011–12 and 2012–13 for infrastructure to promote international cruise ship tourism along the Saint Lawrence and Saguenay Rivers.

✓	Providing $100 million over two years for marquee festivals and events that promote tourism.

✓	Supporting Canada’s parks with $75 million over two years for improvements and enhancements to Parks Canada’s visitor facilities, such as campgrounds and visitor centres.

✓	Providing an additional $75 million to Parks Canada for upgrades to National Historic Sites, including a number of sites connected with the 200th anniversary of the War of 1812.

A More Sustainable Environment
Budget 2009 will take actions to ensure a healthy environment, including:
✓	A new Clean Energy Fund that supports clean energy research development and demonstration projects, including carbon capture and storage.

✓	Improving the Government’s annual reporting on key environmental indicators such as clean air, clean water and greenhouse gas emissions with $10 million in 2009–10.

✓	Strengthening Canada’s nuclear advantage with $351 million to Atomic Energy of Canada Limited for its operations, including the development of the Advanced CANDU Reactor, and to maintain safe and reliable operations at the Chalk River Laboratories.
Supporting Small Businesses
Small businesses are dynamic and drive economic growth and job creation. Budget 2009 supports their growth by:
✓	Increasing the amount of small business income eligible for the reduced federal tax rate of 11 per cent to $500,000 from the current limit of $400,000 as of January 1, 2009.

✓	Increasing access to credit for small businesses through proposed amendments to the Canada Small Business Financing Program and the Business Development Bank of Canada.

✓	Providing $30 million over two years for the Canada Business Network and $10 million to the Canadian Youth Business Foundation.

✓	Allocating $200 million over two years to the National Research Council’s Industrial Research Assistance Program to enable it to temporarily expand its initiatives for small and medium-sized businesses.

Helping All Regions Prosper
Budget 2009 provides new resources to support economic diversification across Canada by:
✓	Providing more than $1 billion over five years for a Southern Ontario development agency to help workers, communities and businesses in this region.

✓	Providing $1 billion over two years for a Community Adjustment Fund that will help mitigate the short-term impacts of restructuring in communities. This support for communities in all regions will be provided through regional development agencies.

✓	Strengthening support for economic activity in the North with $50 million over five years to establish a new regional economic development agency for the North and $90 million over five years to renew the Strategic Investments in Northern Economic Development program.

✓	Providing $37.6 million in support of environmental assessments, regulatory coordination, science, and Aboriginal consultations related to the Mackenzie Gas Project.

✓	Extending for one year the temporary 15-per-cent mineral exploration tax credit to help companies raise capital for mining exploration.

Introduction
The global economic crisis has created particular challenges for several important sectors and the communities that rely on them.
The Government will work to support the most affected sectors, regions and communities in Canada as they make difficult adjustments in a changing global economy. Budget 2009 will position Canada’s economy for long-term recovery by promoting investment and competition, investing in more sustainable development, supporting small businesses and promoting economic opportunities in all regions of Canada.
A Business Tax Advantage for Long-Term Prosperity
A competitive business tax system is essential for encouraging new investment, growth and job creation in Canada. Since 2006, the Government has legislated significant reductions in corporate taxes, including the reduction of the general corporate income tax rate from 22.12 per cent (including the corporate surtax) in 2007 to 15 per cent by 2012. The Government is committed to moving ahead with these tax reductions, which include a reduction in the general corporate income tax rate to 19 per cent as of January 1, 2009. As a result, Canada will have the lowest overall tax rate on new business investment in the Group of Seven (G7) countries by 2010.
Provinces and territories also have a crucial role to play in improving the competitiveness of Canada’s business tax system. If all provinces and territories were to reduce their corporate income tax rates to 10 per cent, Canada could reach the goal of a 25-per-cent combined federal-provincial-territorial statutory tax rate by 2012. In addition, if the five provinces (British Columbia, Saskatchewan, Manitoba, Ontario, and Prince Edward Island) that still have retail sales taxes (RSTs) were to modernize their systems by implementing a value-added tax structure harmonized with the Goods and Services Tax (GST), businesses operating in those provinces would become much more competitive.
The Government remains committed to working with provinces and territories to further these goals, including working cooperatively with the RST provinces to identify potential areas where changes to the current framework for federal-provincial harmonization could facilitate provincial movement toward a fully modernized and efficient consumption tax system in Canada.

An overview of the Government’s strong record of tax relief, as well as additional detail on areas for enhanced potential for federal-provincial-territorial collaboration in strengthening Canada’s business tax advantage, is provided in Annex 2.
Budget 2009 proposes new tax measures to help Canadian businesses in the current economic circumstances to emerge even stronger and better equipped to compete across the world as the economy recovers.
Capital Cost Allowance
The capital cost allowance (CCA) system determines how much of the cost of a capital asset a business may deduct each year for tax purposes. The Government’s approach has generally been to set CCA rates so that the deduction for capital costs is spread over the useful life of the asset. This ensures neutral tax treatment for different types of assets so that investment is allocated to its most productive use. Budget 2009 proposes temporary increases in CCA rates for computers, and machinery and equipment used in manufacturing or processing, to provide economic stimulus and assist Canadian businesses during this challenging economic period.
Providing Assistance to Businesses in All Sectors to Invest in Computers
Budget 2009 proposes a temporary 100-per-cent CCA rate for computer hardware and systems software acquired after January 27, 2009 and before February 1, 2011. In addition, the rule that restricts CCA deductions to one-half of the CCA write-off otherwise available in the first year will not apply to these computers.
This temporary measure will allow taxpayers to fully expense their investment in computers in one year. The measure will provide stimulus by assisting businesses to increase or accelerate investment in computers. It will also contribute to boosting Canada’s productivity through the faster adoption of newer technology. Businesses in all sectors of the economy, including the service sector, will benefit from this incentive.
It is estimated that this measure will cost $340 million in 2009–10 and $355 million in 2010–11.

Extending Assistance for Canada’s Manufacturing and Processing Sector
In recognition of the exceptional circumstances facing the Canadian manufacturing and processing sector, Budget 2007 announced a temporary two-year 50-per-cent straight-line accelerated CCA rate for investment in eligible manufacturing or processing machinery and equipment undertaken before 2009. This measure provided a more favourable climate for manufacturing and processing businesses to accelerate or increase their investment in machinery and equipment.
Budget 2008 proposed to extend accelerated CCA treatment for investment in machinery and equipment in the manufacturing and processing sector for three additional years in order to provide businesses with more time to accelerate or increase investments. This included a one-year extension of the 50-per-cent straight-line accelerated CCA rate for eligible assets acquired in 2009, followed by accelerated CCA treatment on a declining basis for eligible assets acquired in 2010 and 2011.
Given current economic conditions, Budget 2009 proposes to extend the temporary 50-per-cent straight-line accelerated CCA rate to investment in eligible manufacturing or processing machinery and equipment undertaken in 2010 and 2011. This will further assist businesses in the manufacturing and processing sector in restructuring and retooling to meet the current economic challenges, boost productivity, and position themselves for long-term success.
The two-year extension of the 50-per-cent straight-line accelerated CCA rate is estimated to cost $320 million in 2011–12, and $990 million in total over the period 2011–12 to 2013–14.
The tax measures proposed in Budget 2009 along with other measures announced since Budget 2006, including the reduction of the general corporate income tax rate to 15 per cent by 2012, will provide almost $12 billion in tax relief to manufacturers and processors in 2008–09 and the next five fiscal years.

Tariff Relief on Machinery and Equipment
With almost 90 per cent of all imports entering the country duty free, Canada is one of the world’s most open economies. Still, tariffs continue to apply on several goods imported from outside North America, including certain machinery and equipment used by Canadian industry.
Budget 2009 proposes to permanently eliminate tariffs on a range of machinery and equipment. This measure will lower costs for Canadian producers in a variety of sectors, such as forestry, energy and food processing, which must purchase specialized equipment from overseas to modernize their operations and enhance competitiveness. This measure will affect close to $2 billion in annual imports of machinery and equipment and provide over $440 million in savings for Canadian industry over the next five years. The Government will undertake further consultations with Canadian businesses to identify additional areas where tariff relief could be provided.
Budget 2009 will also take steps to facilitate the movement of goods by improving the Customs Tariff rules respecting the treatment of temporarily imported cargo containers, and undertake consultations with respect to further liberalizing the use of these containers in Canada.
Sectoral Competitiveness
Short-Term Support for Key Sectors
The Government recognizes that a number of important economic sectors are facing unprecedented challenges due to declining global demand, and the tightening of credit markets in Canada and around the world. These sectors employ thousands of Canadians across the country, whose livelihoods and communities are threatened. While the primary responsibility for managing the current cyclical economic downturn lies with sectors themselves, the Government can help by working with these sectors to ensure that they weather the economic storm in the near-term, and take the necessary steps to return to profitability as the economy recovers. Budget 2009 takes significant action to assist key sectors in responding to the current economic circumstances.

Forestry
Canada’s forestry sector is facing significant challenges from declining demand in the residential construction markets in the United States and increasing competition from companies in emerging economies. Budget 2009 provides a total of $170 million over two years for the following measures that will secure a more sustainable industry by helping companies develop new products and processes, and take action on new opportunities in the international market place.
Budget 2009 provides $80 million over two years to Natural Resources Canada for the Transformative Technologies program administered by FPInnovations. FPInnovations is a not-for-profit forest research institute that focuses on the development of emerging and breakthrough technologies related to forest biomass utilization, nanotechnology and next generation forest products. An additional $40 million will be provided to Natural Resources Canada in 2010–11 to develop pilot-scale demonstration projects of new products that can be used in commercial applications.
Budget 2009 also provides Natural Resources Canada with $40 million over two years for the Canada Wood, Value to Wood, and North America Wood First programs to help forestry companies market innovative products internationally. An additional $10 million will be provided to Natural Resources Canada in 2009–10 to support large-scale demonstrations of Canadian-style use of wood for construction in targeted off-shore markets, and non-traditional uses of wood in domestic markets.
Agriculture
Canada’s farmers continue to strive to develop innovative, high-quality food products for Canada’s families and markets abroad. In doing so, they provide a strong economic foundation for the many rural communities in which they live and work. Despite strong income gains in some sectors over the past two years, Canada’s farm sector is not isolated from the current economic downturn. Some farmers, such as livestock producers, are facing higher input prices, and many are affected by low or volatile commodity prices.

Since 2006, the Government has introduced major enhancements to agricultural programming that help the sector manage business risks. The new suite of business risk management programs launched in April 2008 provides comprehensive protection against income variability, natural hazards and disasters as well as easier access to credit through cash advances. In addition, in July 2008, the federal, provincial and territorial governments announced $1.3 billion in funding over five years under Growing Forward, the new agricultural policy framework, to support non-business risk management cost-shared programs. Growing Forward puts more emphasis on building a profitable sector through more investment in innovation; action on key regulatory priorities; environment and food safety programs; programs that better meet local needs; and measures that enable farmers to be proactive in managing risks.
Budget 2009 announces new measures to build on this strong foundation. The Government will implement a five-year, $500 million agricultural flexibility program that will facilitate the implementation of new initiatives, both federally and in partnership with provinces, territories and industry. This program will help the sector adapt to pressures and improve its competitiveness by funding non-business risk-management measures such as those that will reduce costs of production, improve environmental sustainability, promote innovation and respond to market challenges. Budget 2009 allocates $190 million over two years to support the agricultural flexibility program. The balance will be funded from existing unallocated Agriculture and Agri-Food Canada resources.
The Government will also work with interested provinces toward devolution of delivery of the AgriStability program to support improved client service through wider integration and alignment with other business risk-management programs already delivered provincially. Integrated provincial program delivery would help ensure that the suite of programs meets producers’ needs.
In addition, the Government will invest $50 million over the next three years to strengthen slaughterhouse capacity in various regions of the country, to support the livestock sector. The program will make federal contributions available to match private sector investments in sound business plans aimed at reducing costs, increasing revenues and improving operations of meat slaughter and processing operations in Canada, with a view to ensuring that Canadian livestock producers have viable and sustainable slaughter options available to them.

Budget 2009 also announces proposed amendments to the Farm Improvement and Marketing Cooperatives Loans Act to help make credit available to new farmers, support inter-generational farm transfers, and modify eligibility criteria for agricultural cooperatives. Currently, credit availability under the Act is limited to existing farmers and product marketing cooperatives fully owned by farmers. The proposed amendments will support the renewal of the sector workforce and enable cooperatives to better seize market opportunities.
Shipbuilding
Canada’s shipbuilding industry includes over 150 establishments, with about 30 shipyards that are located in each Atlantic province, Quebec, Ontario and British Columbia. In recent years, the industry has experienced declining demand that has been exacerbated by the economic downturn.
Budget 2009 provides a catalyst to increase activity in the sector by allocating funds to speed-up needed procurement. The Canadian Coast Guard requires investments in vessels to carry out its responsibility to ensure safe and accessible waterways for Canadians. The Government is investing $175 million on a cash basis for the procurement of new Coast Guard vessels and to undertake vessel life extensions and refits for aging vessels.
While contracts have not yet been awarded, work will be conducted in Canada, and where possible, by shipyards located within the regions of the vessels’ home-ports. New vessel procurements planned are:
•	60 new small craft and 30 new environmental response barges that will support Canadian Coast Guard operational requirements across the country.

•	5 new lifeboats home-ported in Prince Rupert (British Columbia), Campbell River (British Columbia), Dartmouth (Nova Scotia), Québec City (Quebec), and Burlington (Ontario).

•	2 new inshore science vessels home-ported in Mont-Joli (Quebec) and Shippagan (New Brunswick), and one inshore fisheries vessel home-ported in St. Andrews (New Brunswick).
Vessel life extensions involve major repairs such as replacement of hulls, outdated equipment, propulsion systems and generators. The five vessels that will undergo vessel life extensions are the CCGS Bartlett and the CCGS Tanu both home-ported in Victoria (B.C.), the CCGS Tracy home-ported in Québec City (Quebec), the CCGS Limnos home-ported in Burlington (Ontario), and the CCGS Cape Roger home-ported in St. John’s (Newfoundland and Labrador).

Vessel refits are smaller repairs, aimed primarily at updating obsolete operational systems to improve the availability and reliability for delivery of all Coast Guard programs. Of the 35 vessels scheduled for refit, seven are stationed in the Pacific region, five in the Central and Arctic region, seven in the Quebec region, seven in the Maritimes region, and nine in Newfoundland and Labrador.
The Automotive Industry
The automotive industry, a key driver of Canada’s economy, is facing significant challenges as a result of the economic downturn in the U.S., changing consumer preferences, and increased global competition. The Government is taking action to address the short-term financing challenges of automotive assemblers, parts manufacturers and consumers.
On December 20, 2008, Prime Minister Harper and Premier McGuinty announced that Canada and Ontario would provide GM and Chrysler with up to $4 billion in short-term repayable loans managed by Export Development Canada, $2.7 billion of which is from the Government of Canada.
The Government is also targeting support to automotive parts manufacturers by improving their access to credit through accounts receivable insurance offered by Export Development Canada.
In addition, the Government will create the $12-billion Canadian Secured Credit Facility, announced earlier in this chapter. This facility will improve credit availability for consumers to purchase and lease new vehicles.
The Government’s actions in support of Canada’s automotive sector are based on sound principles. These principles include:
•	Looking beyond immediate challenges to factors for long-term success. This means helping firms strategically invest in areas in which Canada will have a competitive advantage in the years ahead, which may not be areas of traditional strength.

•	Protecting taxpayers. This includes providing adequate security for government lending.

•	Ensuring support is based on strong business cases. To encourage a market focus, private sector lenders should also be involved where appropriate in order to position the automotive industry for sustainability and independence.

•	Making support available to the range of automotive firms. This includes Canadian-based assemblers, parts manufacturers and suppliers, and firms not yet located in Canada that are looking to invest here.

•	Recognizing that Canada is part of a highly integrated and increasingly global market. Canada’s role as an automotive-producing nation must be understood in this context and levered to generate the greatest benefits for Canadians.

•	Ensuring that all stakeholders are involved. The Government cannot and should not help the automotive industry restructure on its own. The Province of Ontario has signalled its support. All stakeholders will need to play a significant role in creating solutions.
Based on these principles, the Minister of Industry will develop a strategy over the coming months to position Canada’s automotive sector for sustainable, long-term success.
Canada’s Space Industry
Canada is a leader in the design and construction of robotics for the space industry, and is well known for the Canadarm. The Canadian Space Agency plays an important role by working with the private sector to support advanced research, development and prototyping for new space-based technologies. Budget 2009 provides the Canadian Space Agency with $110 million over three years so that it can contribute to the development of terrestrial prototypes for space robotic vehicles, such as the Mars Lander and Lunar Rover, and for the further development of other technologies and space robotics.
Culture and Sport
Culture reflects who we are as a nation, how we see ourselves within our country, and how we appear to the world. Day-to-day, Canadians experience the essence of this rich and diverse country through the imagery and words of its artists, through works which demonstrate the best of talent. While resilient in many ways, the cultural sector is plainly also vulnerable to economic shocks. The Government wants to help ensure as much stability as possible for the sector at a time when the sector is facing difficult challenges.
Budget 2009 provides over $335 million in support for culture and the arts–recognizing the importance of our artistic institutions and the role they play in Canadians’ lives.

Cultural Infrastructure
The Government recognizes the importance of economic stimulus through infrastructure investments in a number of targeted sectors, and the cultural sector is no exception.
As part of the overall stimulus package, Budget 2009 will provide a targeted, two-year fund of $60 million to support infrastructure-related costs for local and community cultural and heritage institutions such as local theatres, small museums, and libraries. Examples include the Toronto Public Library revitalization project, Toronto’s Famous PEOPLE Players, la Maison du Festival de Jazz in Montréal and the Confederation Centre of the Arts in Charlottetown. This support will be provided through Canadian Heritage programming.
Canada Prizes for the Arts and Creativity
The Canada Prizes for the Arts and Creativity will bring the world’s best new artists from a vast array of art forms to Canada to compete for the title of most promising new artist and for significant cash awards. These artists will be publicly adjudicated by a distinguished panel of established artists in each discipline. To add a dynamic social value to the project, Canada Prizes will also develop media-based curriculum guides for schools across Canada to enhance knowledge about the arts.
Budget 2009 will provide $25 million for an endowment to support the creation of international awards to recognize excellence in dance, music, art and dramatic arts.
National Arts Training Contribution Program
Budget 2009 will provide an additional $20 million over the next two years and $13 million per year thereafter to the National Arts Training Contribution Program, which supports the highest calibre artistic institutions in Canada in training artists for professional careers. This funding will help ensure that training opportunities for Canada’s next generation of artists will continue through many of Canada’s top institutions such as the National Ballet School, the Royal Conservatory of Music, the Banff Centre and the École nationale du cirque.

Community Newspapers and Magazines
Canadians continue to look to local magazines and publications to see reflections of themselves and their communities. Budget 2009 will continue this tradition by providing $30 million over the next two years to support continued access to Canadian magazines and community newspapers.
Specifically, funding will contribute to a revitalized, streamlined program that provides aid to publishers. It will also contribute to diverse Canadian content by supporting business innovation for print and online magazines, in an ever-changing industry. This support will help ensure that Canadians in all parts of the country have affordable and reliable access to Canadian culture.
Canada New Media Fund
The Canada New Media Fund, administered by Canadian Heritage, encourages the production of Canadian interactive digital cultural content, and fosters the development, production, and marketing/distribution of original, interactive or online Canadian cultural new media works.
In recognition of the contribution of new media to Canadian culture, Budget 2009 confirms funding of $28.6 million over the next two years to the Canada New Media Fund, and $14.3 million annually thereafter.
Canadian Television Fund
Recognizing the importance of the production and broadcasting of high-quality, distinctively Canadian television programs, Budget 2009 provides the Canadian Television Fund with $200 million in funding over the next two years.
Sport
All Canadians are proud that the 2010 Winter Olympic Games will be hosted in Vancouver and Whistler. To date, the Government of Canada has provided significant financial support to the 2010 Olympic and Paralympic Games by investing over $650 million toward the event. The Government has also made significant investments in support of excellence, enhancing summer and winter Olympic and Paralympic athletes.
The Government also recognizes the importance of sports participation by Canadians with an intellectual disability. In recognition of their work, funding for Special Olympics Canada will be increased to $1.5 million for 2009—10.

Tourism
The tourism industry encompasses many service sectors and is an important source of employment in many regions of Canada. While the Canadian tourism industry remains strong, it is facing key challenges due to the international economic downturn and competition from other destinations. To stimulate the growth of tourism and help bring Canada to the forefront of the minds of travellers, both here and abroad, Budget 2009 provides:
•	$40 million to the Canadian Tourism Commission over two years, including $20 million for domestic advertising and $20 million for new activities in priority international markets. This funding will support additional promotional activities, such as for the Vancouver 2010 Winter Olympic and Paralympic Games.

•	$100 million over two years for marquee festivals and events such as jazz and other music festivals that draw a significant number of tourists.
An additional $12 million per year in 2011–12 and 2012–13 is being provided to support the development of infrastructure that will promote cruise ship tourism along the Saint Lawrence and Saguenay Rivers for attractions such as the Centre d’expérience glaciaire in Baie-Comeau.
National parks and historic sites contribute to tourism in 465 communities in every province and territory through direct spending, visitor spending and spin-off economic activity. Budget 2009 provides $75 million on a cash basis over two years for improvements and enhancements to Parks Canada’s visitor facilities, such as campgrounds and visitor centres.
Budget 2009 also provides an additional $75 million on a cash basis to Parks Canada for upgrades to national historic sites, including a number of sites connected with the 200th anniversary of the War of 1812, as well as for national historic places owned by not-for-profit groups that receive support through Parks Canada’s National Historic Sites Cost-Sharing Program.
The Government currently supports the tourism sector through a number of programs and services. There is a need and opportunity to bring greater coherence to these activities. To improve the effectiveness of the Government’s support in this area, the Minister of State for Small Business and Tourism, will lead the development of a National Tourism Strategy that will guide future investments.

Long-Term Competitiveness for Canadian Industry
In addition to helping sectors weather short-term economic challenges, it is important to ensure that businesses in all sectors position themselves for long-term competitiveness. Building on our Advantage Canada commitments, the Government is taking steps to strengthen Canada’s business and investment frameworks in order to increase competition, improve choices for consumers, and enable businesses to make the investments they require for future success.
Improving Canada’s Competition and Investment Frameworks
Competitive markets offer consumers improved choices, higher quality goods and services, and lower prices. They stimulate innovation and investment. They help firms compete globally and adjust to economic shocks and technological change. They also increase productivity, boost wages and raise living standards.
In 2007, the Government convened a panel of experts to review Canada’s laws and policies governing competition and investment matters. The Competition Policy Review Panel’s objective was to ensure that current laws and policies are working effectively to improve Canada’s competitive environment and stimulate foreign investment. The panel’s June 2008 report proposed a number of changes to modernize Canada’s competition and investment regimes.
Based on the panel’s recommendations, the Government will implement improvements to Canada’s competition and investment laws and policies. The Government will encourage new foreign investment but will also add protections to make sure that these new investments cannot jeopardize Canada’s national security. In addition, new provisions will be added to the Competition Act to protect consumers from anti-competitive behaviour as well as unscrupulous business practices. These reforms will improve the competitiveness of Canadian businesses, better protect consumers and serve to make Canada a more innovative, productive and prosperous country.

A More Sustainable Environment
To maintain a strong economy Canada requires a healthy environment that provides sustainable resources and supports a high and enduring quality of life. The Government is committed to ensuring that Canada’s enviable and pristine environment is protected and strengthened for current and future generations.
Transformation to a Green Energy Economy
Canada has committed to a 20 per cent reduction of greenhouse gases by 2020. Clean-energy technologies have the potential to make a significant contribution by reducing emissions from the production and use of energy, and creating new opportunities as Canada transitions toward a greener global economy. This is particularly the case for technologies that capture carbon dioxide, one of the most important greenhouse gases, at the point of production in industrial facilities and safely store it underground.
Since 2006, the Government has provided $375 million to support the development of carbon capture and storage technologies, including $250 million in Budget 2008 for a full-scale commercial demonstration of carbon capture and storage in the coal-fired electricity sector in Saskatchewan, research on the potential for carbon storage in Nova Scotia, and economic and technological issues. An additional $125 million is available for carbon capture and storage projects under the ecoENERGY Technology Initiative of Natural Resources Canada.
To further support Canada’s leadership in clean energy, Budget 2009 provides $1 billion over five years to support clean energy technologies. This includes $150 million over five years for research, and $850 million over five years for the development and demonstration of promising technologies, including large-scale carbon capture and storage projects. This support is expected to generate a total investment in clean technologies of at least $2.5 billion over the next five years.

Capital Cost Allowance for Carbon Capture and Storage
In light of the potential importance of carbon capture and storage as a means of reducing greenhouse gas emissions from large industrial facilities, the Government will also consult with stakeholders to identify specific assets used in carbon capture and storage with a view to providing accelerated capital cost allowance (CCA) in respect of such investments. Accelerated CCA is used to actively promote investment in certain clean-energy generation technologies. Advancing the timing of capital cost deductions for tax purposes defers taxation and improves the financial return from investment in particular assets.
Informing Canadians About the Environment
The Canadian Environmental Sustainability Indicators initiative produces a coherent set of indicators on water quality, air quality, and greenhouse gas emissions over time. Budget 2009 will provide $10 million in 2009–10 to sustain the Government’s annual reporting on the environmental indicators.
Strengthening Canada’s Nuclear Advantage
Nuclear technology is a proven and reliable source of clean energy. In Canada and around the world, energy authorities are investing in nuclear power to meet energy security and climate change goals.
Atomic Energy of Canada Limited (AECL) is a federal Crown corporation that specializes in a range of advanced nuclear-energy products and services, and works with Canada’s diverse nuclear industry. Budget 2009 provides $351 million on a cash basis to AECL in 2009–10 for its operations, including the development of the Advanced CANDU Reactor, and to maintain safe and reliable operations at the Chalk River Laboratories.
The Minister of Natural Resources is reviewing AECL’s structure to ensure that it is appropriate in a changing marketplace. The review will include consideration of options, including private sector participation in the commercial operations of the corporation, in order to position Canada’s nuclear industry to take maximum advantage of future opportunities at home and abroad.

Supporting Small Businesses
Entrepreneurs and small businesses contribute to Canada’s economic success by creating jobs and generating economic activity in Canadian communities.
Reducing Taxes for Small Businesses
Canada’s federal income tax system supports the growth of small businesses through a lower tax rate on the first $400,000 of qualifying income earned by a Canadian-controlled private corporation. The lower tax rate helps these small businesses to retain more of their earnings for reinvestment and expansion, thereby helping to create jobs and promote economic growth in Canada.
The Canadian Federation of Independent Business (CFIB) has emphasized to the Government the economic importance of helping small and medium-sized businesses to grow. To further support the growth of small businesses, Budget 2009 proposes to increase the amount of small business income eligible for the reduced federal tax rate of 11 per cent to $500,000 from the current limit of $400,000, as of January 1, 2009.
It is estimated that this measure will cost $45 million in 2009–10 and $80 million in 2010–11.
Fostering Entrepreneurship and Small Business Growth
To help create opportunities for young entrepreneurs, Budget 2009 provides $10 million to the Canadian Youth Business Foundation to support and mentor young Canadians who are creating new businesses.
To sustain existing small businesses and support their growth, Budget 2009 will increase access to credit through proposed amendments to the Canada Small Business Financing Program and the Business Development Bank of Canada that are referenced in Budget 2009’s section on improving access to credit and Canada’s financial system.
Budget 2009 also provides $30 million over two years for the Canada Business Network, which delivers single-window access to reliable, up-to-date, relevant information and tools to businesses.

Helping Small and Medium-Sized Companies Innovate
The National Research Council’s Industrial Research Assistance Program helps small and medium-sized enterprises innovate by providing technical and business advice, networking services, as well as direct, non-repayable, financial assistance. This program also provides companies with support to hire recent graduates from colleges and universities for up to one year to work on innovative business strategies and technology-related projects.
Budget 2009 provides $200 million over two years, starting in 2009–10, to the National Research Council’s Industrial Research Assistance Program to enable it to temporarily expand its initiatives for small and medium-sized enterprises. This includes $170 million to double the program’s contributions to companies, and $30 million to help companies hire over 1,000 new post-secondary graduates, including graduates from business schools, to implement more effective business processes and strategies, and develop new innovative products and services that companies can bring to the marketplace.
Helping All Regions Prosper
Regional economic development agencies support economic diversification and help create opportunities in communities across Canada. Budget 2009 provides new resources to create new regional agencies in Ontario and for the North, and to strengthen the activities of existing agencies in other regions.
Southern Ontario Development Agency
Southern Ontario benefits from a number of economic advantages, including high education levels, large and prosperous urban centres, and a close proximity to the United States marketplace. However, the weakening U.S. and global economies have resulted in plant closures and slower economic growth that are creating hardships for workers and families in Southern Ontario.
In response to Ontario’s economic challenges, Budget 2009 provides more than $1 billion over five years for a new Southern Ontario development agency. Its programs will support economic and community development, innovation, and economic diversification, with contributions to communities, businesses and non-profit organizations. It will help workers, communities and businesses in Southern Ontario position themselves to take advantage of opportunities, as economic growth recovers in Canada and around the world.

Budget 2009 also provides $20 million over two years for the Eastern Ontario Development program to support business and community development in rural areas of Eastern Ontario. This program will be administered by the Southern Ontario development agency.
Strengthening Economic Development in the North
The 2008 Speech from the Throne committed to the creation of a new regional economic development agency for the North. Budget 2009 provides $50 million over five years to establish the new agency.
The federal government currently supports economic development in the North through the Strategic Investments in Northern Economic Development (SINED) program, which aims to:
•	Broaden the economic base of each Northern territory.

•	Strengthen Northerners’ ability to take advantage of economic opportunities.

•	Increase coordination among partners and programs serving Northern economic development.
Budget 2009 provides $90 million over five years to Indian and Northern Affairs Canada to renew the Strategic Investments in Northern Economic Development program, which will form the core activity of the new regional economic development agency for the North.
Community Adjustment Fund
Restructuring of resource industries is leading to painful adjustments in communities across Canada. Resource-dependent communities are struggling in the face of reduced demand for natural resources and declining prices. These challenges are amplified in those parts of British Columbia and Alberta affected by the devastation caused by the mountain pine beetle. Declining global demand for fish is threatening the economies of many fishing communities, as evidenced by the difficulties faced by lobster fishers in Atlantic Canada. In Ontario, significant adjustment pressures are resulting from cyclical and structural pressures on the manufacturing industries.

Budget 2009 provides $1 billion over two years for a Community Adjustment Fund that will help mitigate the short-term impacts of restructuring in communities. A base amount of $10 million will be provided to each province, with the balance of the funding allocated on a per capita basis. The fund will support activities such as community transition plans that foster economic development, science and technology initiatives, and other measures to promote economic diversification. An example of the type of project that could be supported by the fund is the Two Feathers Forest Products initiative that promotes economic development in the communities of Red Lake, Eagle Lake First Nation, Pikangikum First Nation and Wabigoon Lake Ojibway Nation.
The fund will be delivered nationally through the regional development agencies with transitional measures for the newly created Southern Ontario development agency.
Promoting Energy Development in Canada’s North
Private sector investment that develops natural gas resources in Canada’s North will bring jobs and economic opportunities to Northern Canadians and new energy supplies to market. Investments in a Mackenzie gas pipeline are currently being considered that would unlock natural gas reserves in the Mackenzie region. Budget 2009 provides $37.6 million in 2009–10 to departments and agencies in support of environmental assessments, regulatory coordination, science, and Aboriginal consultations related to the Mackenzie Gas Project.
Extending the Mineral Exploration Tax Credit
The temporary 15-per-cent mineral exploration tax credit helps companies raise capital for mining exploration by providing an incentive to individuals who invest in flow-through shares issued to finance exploration. The credit is scheduled to expire on March 31, 2009. In light of global financial conditions and the important role of the mining sector in Canada, Budget 2009 proposes to extend the credit for an additional year, until March 31, 2010. Moreover, through the one-year “look-back” rule, funds raised with the benefit of the credit in 2010, for example, can be spent on eligible exploration activity until the end of 2011. By assisting companies’ efforts to undertake important exploration programs, extending the credit will also facilitate adjustment to new commodity price conditions.
It is estimated that the net cost of this extension will be $55 million over the next two fiscal years.

Table 3.8
Action to Support Businesses and Communities

	2008–09	2009–10	2010–11	Total
	(millions of dollars)
Capital Cost Allowance
Temporary 100% capital cost allowance rate for computers		340	355	695
Temporary 50-per-cent straight-line capital cost allowance rate for M&P Machinery and Equipment

		340	355	695

Tariff Relief on Machinery and Equipment	12	76	81	169
Sectoral Competitiveness
Short-term support for key sectors
Forestry marketing and innovation		70	100	170
Agricultural flexibility program		65	125	190
Strengthen slaughterhouse capacity		20	15	35
Shipbuilding		19	30	49
Canada’s Space Industry		20	60	80

		194	330	524

Culture and sport
Cultural infrastructure		30	30	60
Canada Prizes for the Arts and Creativity		25		25
National Arts Training Contribution Program		7	13	20
Community newspapers and magazines		15	15	30
Canadian Television Fund		100	100	200

		177	158	335

Tourism
Canadian Tourism Commission		20	20	40
Marquee Festivals		50	50	100
Parks Canada

		70	70	140

Subtotal: Sectoral Competitiveness		441	558	999

A More Sustainable Environment
Transformation to a Green Energy Economy		200	200	400
Canadian Environmental Sustainability Indicators Initiative		10		10
Strengthening Canada’s Nuclear Advantage		291	1	292

		501	201	702

Table 3.8 (cont’d)
Action to Support Businesses and Communities

	2008–09	2009–10	2010–11	Total
	(millions of dollars)
Supporting Small Businesses
Reducing taxes for small businesses		45	80	125
Canada Youth Business Foundation		10		10
Canada Business Networks		15	15	30
Industrial Research Assistance Program		100	100	200

		170	195	365

Helping All Regions Prosper
Southern Ontario development agency		206	206	412
Eastern Ontario Development Program		10	10	20
Strengthening economic development in the North		10	10	20
Strategic Investments in Northern Economic Development		10	20	30
Community Adjustment Fund		500	500	1,000
Promoting Energy Development in Canada’s North		38		38
Extending the mineral exploration tax credit		70	-15	55

		844	731	1,575

Total Action to Support Businesses and Communities	12	2,372	2,121	4,504

Cash Value		2,572	2,255	4,827
Add loans to auto sector announced in December 2008		2,700		2,700
Add Ontario component of auto sector loans		1,300		1,300
Total Stimulus Value		6,572	2,255	8,827

Notes: Figures in this table are presented on an accrual basis, and therefore, in some cases, will not match the figures contained in the budget text when those are presented on a cash basis. Totals may not add due to rounding.

PARTNERSHIP WITH PROVINCES AND TERRITORIES

Ensuring Fairness in Transfers
The Government is keeping the commitment it made, in restoring fiscal balance, to long-term and growing transfer support to provinces and territories. Federal transfer support is now at an unprecedented level: major transfers are currently $49.1 billion, and they will continue to grow. The Canada Health Transfer (CHT), at $22.6 billion in 2008–09, will continue to grow by 6-per-cent a year, providing an increase of $1.4 billion for a total of $24 billion in 2009–10. The Canada Social Transfer (CST), at $10.6 billion in 2008–09, will grow by 3-per-cent a year for a total of $10.9 billion in 2009–10. Equalization will be $14.2 billion in 2009–10. Territorial Formula Financing (TFF) will be $2.5 billion in 2009–10, an increase of $185 million over 2008–09.
As announced by the Minister of Finance at the November 3, 2008 Federal-Provincial-Territorial Finance Ministers meeting, the Government is taking action to ensure major transfers continue to provide growing support in a way that is sustainable and fair.

Driven largely by higher resource revenues, Equalization has grown by 56 per cent since 2003–04. This rate of growth is clearly not sustainable. The report by the Expert Panel on Equalization (the O’Brien report)—on which the current Equalization program is based—recognized the importance of keeping Equalization growth sustainable, and recommended an approach to achieve this objective.
The Government will make adjustments to the Equalization program consistent with the O’Brien recommendations and within the principle-based structure set out in Budget 2007, which provide for long-term funding growth. Specifically, Equalization will grow in line with the economy. The growth provision will also act as a floor to protect provinces against reductions in overall Equalization.
The growth path will reflect a three-year moving average of nominal gross domestic product (GDP) growth, which will help to ensure stability and predictability for both orders of government while still being responsive to changes in economic conditions.
For 2009–10, the Equalization program will provide a total of $14.2 billion to the provinces, up from $13.5 billion in 2008–09. In order to provide provinces with certainty for their budget planning, they were informed of their Equalization amounts for 2009–10 on November 3, 2008 two months earlier than normal. These payment levels—as well as associated transition payments—will be set out in legislation.
Table 3.9
Equalization

Year	N.L.	P.E.I.	N.S.	N.B.	Que.	Ont.	Man.	Sask.	Alta.	B.C.

	(millions of dollars)
2005–06	1,050	277	1,375	1,348	4,798	—	1,601	89	—	590
2006–07	1,016	291	1,443	1,451	5,539	—	1,709	13	—	459
2007–08	972	294	1,533	1,477	7,160	—	1,826	226	—	—
2008–09	557	322	1,571	1,584	8,028	—	2,063	—	—	—
2009–10	465	340	1,571	1,689	8,355	347	2,063	—	—	—

Note:	Figures for Newfoundland and Labrador and Nova Scotia include both Equalization and offsets.
The Government is also taking action to ensure the fairness of major transfers. On November 3, it announced that, given Ontario’s entry into Equalization, the fiscal capacity benchmark in the new Equalization program was being set at the average fiscal capacity of the Equalization-receiving provinces.

Complementary technical adjustments to ensure fairness in the CHT will also be introduced. All Equalization-receiving provinces, including Ontario, will receive the same per capita CHT cash, and no province with a high fiscal capacity will receive more than the average of the Equalization-receiving provinces, subject to transition protection. This transition protection will ensure that any province with a high fiscal capacity and currently receiving more CHT cash will be protected against real declines in CHT cash from amounts already announced for 2008–09. These adjustments will facilitate a smooth transition to equal per capita CHT cash in 2014–15, as committed to in Budget 2007.
Table 3.10
Canada Health Transfer

	N.L.	P.E.I.	N.S.	N.B.	Que.	Ont.	Man.	Sask.	Alta.	B.C.

	(dollars per capita)
2008–09	713	713	713	713	713	674	713	804	508	725
2009–10	734	734	734	734	734	734	734	822	532	734

	(millions of dollars)
2008–09	362	100	669	533	5,520	8,706	860	816	1,817	3,172
2009–10	372	103	690	550	5,716	9,584	890	832	1,923	3,248

The actions that the Government has taken to restore fiscal balance and ensure long-term, growing transfer support to provinces and territories add to Canada’s fiscal advantage. This long-term, growing support ensures that all provinces and territories have the resources they need to provide essential public services, and contributes to shared national objectives, including health care, post-secondary education and other key components of our social safety net. It also means that all governments are in a position to work together on the current economic challenges.
Working Together to Strengthen Canada’s Economy
In developing its fiscal stimulus plan, the Government consulted with provinces and territories. Most recently, First Ministers agreed at their meeting on January 16, 2009 to work together on a number of important actions to provide stimulus to the Canadian economy. These include:
•	Striking a working group of finance ministers to develop options on access to financing. This is an important step toward ensuring businesses have access to capital to expand and create jobs, and ensuring that Canadians have access to borrowing to meet their needs.

•	Amending the Agreement on Internal Trade to enhance full labour mobility by recognizing, across all jurisdictions, any worker certified for an occupation by a regulatory authority of one province or territory.

•	Taking immediate steps to get shovels in the ground and to flow the money faster for infrastructure projects in the 2009 and 2010 construction seasons.

•	Cutting red tape on infrastructure projects in order to flow the money faster.

•	Accelerating Building Canada infrastructure projects on which provinces and territories are in agreement.

•	Developing a common framework to recognize foreign credentials by September 2009.

•	Identifying new ways to provide effective and complementary responses to workers and the unemployed.
The Government is acting on many of its commitments as part of this budget, including accelerating and augmenting funding for provincial, territorial and municipal infrastructure projects. Building on past investments, total federal funding available for such projects will reach more than $18 billion over the next two years. Provinces, territories, and municipalities will also contribute toward these projects. This represents significant action on the part of all levels of government to support the economy.
The Government is also providing additional support for the construction and renovation of housing. Provinces and territories are being asked to support these investments and provide additional funding. In this way, federal-provincial-territorial support for housing will reach $6.1 billion in 2009–10 and $3.1 billion in 2010–11.
Even as funding to the provinces and territories in these areas is increased to support the economy, the Government remains committed to providing growing and predictable support through its major transfers to provinces and territories, with the CHT and CST growing by 6-per-cent and 3-per-cent a year, respectively, and Equalization growing in line with the overall economy.

Advantage Canada: Progress Toward a More Competitive Canada

ADVANTAGE CANADA: PROGRESS TOWARD A MORE COMPETITIVE CANADA

Introduction
The global economy has changed significantly since Advantage Canada, the Government’s long-term plan to increase prosperity, was released. As discussed in Chapter 2, liquidity and credit concerns have led to turmoil in global financial markets; the U.S. and world economies have entered recession; oil prices reached historic highs and then plummeted; and the Canadian dollar has endured an unprecedented period of volatility. The need for a clear and strong long-run economic vision for Canada is now more apparent than ever.
With Budget 2009, the Government is providing strong and immediate support to the Canadian economy during the current global downturn. The measures proposed in this budget go well beyond near-term economic support. They also deepen the actions already taken by the Government and further the implementation of Advantage Canada. Budget 2009 also proposes two structural measures—the introduction of a Canadian Securities Regulator, and reforms to Canada’s competition policy—that will deliver lasting benefits to the Canadian economy.
Implementing Advantage Canada: Significant Progress to Date
Over the previous three years the Government has implemented significant elements of Advantage Canada, including:
•	Reducing the federal debt by $37 billion.

•	Reducing taxes in every way the Government collects revenues, and ensuring that Canadian families, students, workers, seniors and businesses large and small continue to keep more of their hard-earned money.

•	Introducing the Working Income Tax Benefit to make work pay for low-income Canadians, and the Tax-Free Savings Account to improve incentives to save.

•	Reducing corporate income taxes so that Canada will have the lowest statutory corporate tax rate in the G7 by 2012 and the lowest overall tax rate on new business investment in the G7 by 2010.

•	Restoring fiscal balance between the federal government and the provinces and territories.

•	Introducing a federal science and technology strategy and new investments in people, equipment and research.

•	Investing in education and training, including long-term support of post-secondary education and a modernized Canada Student Loans Program.
•	Streamlining Canada’s immigration system to better respond to the needs of the Canadian labour market.
•	Enhancing and expediting infrastructure funding.
Deepening Canada’s Five Advantages
In Budget 2009, the Government is acting to support the Canadian economy and Canadian jobs in the near-term. However, the measures in this budget also further advance Canada’s five advantages. Specifically, this budget helps to ensure that Canada maintains its economic advantages that will make it more competitive and help promote long-run economic growth.
Tax Advantage—Further Reducing the Tax Burden on Canadians and Canadian Businesses
Budget 2009 proposes over $20 billion in new tax relief over 2008–09 and the following five fiscal years, increasing the total relief for individuals, families and businesses from measures introduced since 2006 to about $220 billion over this same period.
New personal income tax relief will provide immediate benefits, particularly for low- and middle-income Canadians through increases in the amount of income that all Canadians can earn before paying federal income taxes or before being subject to higher tax rates, and increasing the Age Credit. Effectively doubling the Working Income Tax Benefit will also make work more rewarding for about 1.5 million low-income Canadians, and encourage them to find and retain a job.
The temporary accelerated capital cost allowance rate for investment in manufacturing or processing machinery and equipment, and the temporary 100-per-cent CCA rate for investment in computers will contribute to boosting Canada’s productivity through the faster adoption of newer technology and by encouraging the retooling needed by businesses to emerge even stronger and better equipped to compete globally as the economy recovers.

Additional tax relief for small businesses, through an increase in the amount of small business income eligible for the reduced federal tax rate of 11 per cent to $500,000, will further enhance and foster the growth of this vital part of the Canadian business landscape.
Building on progress in creating a Tax Advantage—establishing a business tax advantage, reducing taxes on saving, supporting low-income workers and generally reducing taxes, particularly for low- to middle-income individuals— a key future priority is to make Canada’s personal income tax system more competitive for highly skilled workers. In a globalized marketplace, taxes influence decisions of where to live and work. A more competitive personal income tax system will help Canada attract and retain these workers, to drive innovation and raise standards of living for all Canadians.
Knowledge Advantage—Fostering Skills, Training and Education
To succeed in the economy of tomorrow, Canada must have the best-educated, most skilled and most flexible workforce in the world. That is why the initiatives launched in this budget are not only about helping Canadians through a difficult economic period—they are also about making more training support available so that Canadian workers can develop the skills and expertise needed to take advantage of the new opportunities that will emerge as the economy recovers.
Budget 2009 launches the Canada Skills and Transition Strategy. This strategy will provide significant financial resources to a range of programs that will help Canadians weather the economic storm, and provide them with the necessary training to prosper in a changing economy. Resources are being provided for short- and long-term skills upgrading, investments to improve the labour market outcomes of under-represented groups, and to allow workers more time to find the right job and get the training they need.
Infrastructure Advantage—Immediate Action to Build Infrastructure
This budget accelerates and expands recent historic federal investments in infrastructure with almost $12 billion in new infrastructure stimulus funding over two years. These investments will provide immediate and effective economic stimulus, and help mitigate the impacts of the global economic recession. But they will also provide long-term benefits to all Canadians.

This budget supports Canada’s traditional physical infrastructure capital, including roads, bridges, and public transit facilities, all of which are vital to facilitating the seamless movement of goods, services and people across the country. The budget also dedicates significant new funding to developing Canada’s knowledge infrastructure. These investments will go toward modernizing universities and colleges, building world-class research infrastructure, expanding health information systems, and improving access to broadband services in rural Canada. Together, these investments will enhance Canada’s future by increasing Canada’s productivity and competitiveness, cleaning up the environment and strengthening communities as vibrant centres of commerce, learning and recreation.
Accelerating and expanding planned infrastructure spending means that Canada will have the world-class infrastructure necessary to thrive in the 21st century now rather than later.
Entrepreneurial Advantage—Making Product and Financial Markets More Efficient
Budget 2009 proposes two structural reforms to further the longer-term goals of Advantage Canada. The introduction of a Canadian Securities Regulator will make Canada’s securities regulation system more effective and efficient, thereby better serving the needs of investors. Implementing recommendations from the Competition Review Panel headed by Red Wilson will encourage investment in Canada while protecting consumers and safeguarding Canada’s national interests.
Canada’s First Ministers are also working in cooperation to improve Canada’s business environment. At their recent meeting on January 16, First Ministers agreed to work together to amend the Agreement on Internal Trade to enhance labour mobility within Canada, and to cut red tape on infrastructure projects in order to flow funds as quickly as possible.
Fiscal Advantage—Protecting Canada’s Fiscal Integrity for Future Generations
By reducing debt and carefully managing spending, the Government has been able to put in place measures—both in the October 2007 Economic Statement and this budget—to support the economy without putting at risk the country’s long-run fiscal position.

This is in sharp contrast with many other large industrialized countries where the increases in deficits and debt will require corrective actions—either tax increases or spending reductions over the medium-term.
This country’s strong fiscal position means that Canadians can be assured that the spending measures and the tax reductions announced in this budget are affordable.
It also means that the steps taken by the Government to restore fiscal balance and ensure long-term, growing transfer support to provinces and territories are sustainable. This long-term growing support means that all provinces and territories have the resources they need to provide essential public services, including health care. It also means that all governments are in a position to work together on current economic challenges.
Canada’s fiscal advantage will be preserved and enhanced. The Government will repay the deficits incurred in this budget to put our debt burden firmly on a downward track. Protecting this fiscal advantage will allow Canada to effectively deal with the important demographic changes the country will face in the coming decades.
Heading into the current economic crisis, Canada had the best fiscal track among G7 nations. As Canada emerges from the current crisis, the broadening and deepening of the five advantages in the Government’s long-term economic plan resulting from the measures in this budget mean it will be even better placed among G7 nations to face the future challenge of population aging.

FISCAL OUTLOOK

Highlights
✓	The deterioration of the economic outlook has led to a significant reduction in projected revenues, particularly in 2009–10 and 2010–11.

✓	The projections in this budget are based on the average of private sector economic forecasts. However, given the degree of uncertainty in the global economy, the Government is including an explicit adjustment for the risks to the private sector forecasts. This adjustment amounts to a reduction in the budgetary balance of $0.8 billion in 2008–09, $4.5 billion in 2009–10 and 2010–11, $3 billion in 2011–12, $1.5 billion in 2012–13 and $0.8 billion in 2013–14.

✓	After this adjustment for risk and before accounting for the impact of the actions proposed in this budget, the Government is projecting a small surplus in 2008–09, followed by deficits of $15.7 billion in 2009–10, $14.3 billion in 2010–11, $8.3 billion in 2011–12, $2.3 billion in 2012–13 and a surplus of $5.5 billion in 2013–14.

✓	After taking into account the cost of the measures proposed in Budget 2009 to support the economy, the Government is projecting deficits of $1.1 billion in 2008–09, $33.7 billion in 2009–10, $29.8 billion in 2010–11, $13.0 billion in 2011–12, $7.3 billion in 2012–13 and a surplus of $0.7 billion in 2013–14.

✓	The Government has designed its Economic Action Plan to concentrate new spending in 2009–10 and 2010–11, when the economy is expected to be weak. Starting in 2011–12, the fiscal position of the Government is projected to improve rapidly, as time-limited stimulus measures expire and the economy recovers. By 2013–14, the budget is projected to be in a small surplus.

✓	Program spending is expected to increase through 2010–11, reflecting the impact of the measures in this budget. Over the medium term, spending as a share of GDP is expected to return close to its 2007–08 level. The Government remains committed to ensuring that spending is focused and disciplined.

✓	The debt-to-GDP ratio is expected to increase from 28.6 per cent in 2008–09 to 32.1 per cent by 2010–11, as a result of projected deficits. The debt-to-GDP ratio is projected to be below its 2008–09 level by 2013–14.

✓	Canada’s net debt-to-GDP ratio will remain below other G7 countries over the forecast horizon.

✓	The Government’s priority is to support the economy. The Government will use budget surpluses first of all to repay the deficits expected in the upcoming four years.

Approach to Budget Planning
The Government’s approach to budget planning is built upon the principles of accountability, transparency and strong expenditure management. To ensure objectivity and transparency in forecasting, the economic forecast underlying the Government’s fiscal projections is based on the average of the private sector economic forecasts. This process has been followed for over a decade. This budget maintains that approach. However, as described in Chapter 2, there is considerable uncertainty about the future course of output, employment and commodity prices. Given these extraordinary uncertainties, the Government has judged it appropriate for budget planning purposes to adjust downward the private sector forecast of nominal GDP—the broadest measure of the tax base.
Table 4.1 shows that the private sector forecast of nominal GDP has been adjusted down by $30 billion in each of 2009 and 2010. This is consistent with the views of the private sector economists that the greatest risks to the outlook are in the coming two years. With this downward adjustment, the economic assumptions underlying the fiscal projections are consistent with the more pessimistic private sector economic forecasts. Starting in 2011, when risks to the economic situation are expected to be fewer, the adjustment for risk is gradually eliminated. By 2014, the planning assumptions are consistent with the private sector forecast. The result is that budget revenue projections are about $0.8 billion lower than they would be under the private sector average in 2008–09, $4.5 billion in 2009–10 and 2010–11, $3 billion in 2011–12, $1.5 billion in 2012–13 and about $0.8 billion lower in 2013–14.
Table 4.1
Budget Planning Assumption Comparison

	2008		2009		2010		2011		2012		2013		2014

	(billions of dollars)
Nominal GDP level
January 2009 private sector forecast	1,609		1,590		1,657		1,751		1,848		1,940		2,031
Budget 2009 fiscal planning	1,604		1,560		1,627		1,731		1,838		1,935		2,031
Adjustment for risk	-5		-30		-30		-20		-10		-5

	2008	–	2009	–	2010	–	2011	–	2012	–	2013	–
	2009		2010		2011		2012		2013		2014
Revenue effect of risk adjustment	-0.8		-4.5		-4.5		-3.0		-1.5		-0.8

The projections presented in this budget reflect monthly financial results through November 2008. In light of global economic uncertainty, this budget also provides an update of the five-year fiscal projections presented in the November 2008 Economic and Fiscal Statement.
Fiscal Planning Framework
Chart 4.1 shows the budgetary balance-to-GDP ratio since 1990-91, after taking into account the actions outlined in Chapter 3, as well as the impacts of recent economic developments on revenues and expenses, as described later in this chapter.
The Government is projecting deficits of $33.7 billion in 2009–10 and $29.8 billion in 2010–11. In order to ensure that the Government’s fiscal position remains structurally sound, stimulus spending is temporary—it is projected that the overwhelming majority of new spending ends in 2011–12. As a result, it is projected that the budget balance will improve sharply starting in 2011–12, with a return to surplus in 2013–14.
The projected deficits in 2009–10 and 2010–11 represent about 2 per cent of GDP.

An important measure of fiscal sustainability is the debt burden as measured by the debt-to-GDP ratio. Reductions in the debt burden in recent years have provided Canada the flexibility to put in place measures to support the economy that are sustainable. Under the Budget projections, the debt-to-GDP ratio will be below its 2008–09 level by 2013–14, as shown in Chart 4.2.
Chart 4.3 shows Canada’s total government net debt-to-GDP ratio compared to a weighted average of other G7 nations. International comparisons rely on the standardized System of National Accounts estimates for the total government sector (i.e. the combined national and sub-national levels). The Organisation for Economic Co-operation and Development (OECD) produces a complete series of estimates based on this system. These figures facilitate international comparisons by taking into account two important factors: differences in accounting methods among countries which affect the comparability of data, and differences in financial responsibilities among orders of government within countries. Canada’s total government net debt-to-GDP ratio fell to 22.3 per cent in 2008, almost 50 percentage points below its 1995 peak, and well below the average of other G7 countries. Adjusting OECD projections for the announced value of stimulus plans, Canada’s total government net debt-to-GDP ratio will remain below 30 per cent of GDP over the next two years, while the G7 average excluding Canada is projected to reach about 60 per cent.
The Government remains firmly committed to strong fiscal management and to reducing the debt burden. The Government affirms that, as a first priority, surpluses should be dedicated to repay the deficits expected over the next four years.

Automatic Fiscal Stabilizers
The federal budget has a number of features that dampen cyclical swings in economic activity, by automatically raising spending and lowering tax collections when the economy slows. These are referred to as automatic fiscal stabilizers. Through these stabilizers, federal fiscal policy helps to dampen the economic slowdown. The two most important automatic fiscal stabilizers are the income tax system and the Employment Insurance system.
When the economy slows, the Government collects less revenues, both because of the lower level of activity and because of counter cyclical features of the tax system. In particular, the income tax system allows taxpayers to use certain losses to reduce taxable income in the three preceding years. In 2008 and 2009, when more taxpayers are expected to record losses, this is expected to result in an increased number of taxpayers claiming refunds of taxes paid in the previous three years. Losses that exceed the amount that an individual taxpayer can carry back may be carried forward to reduce the amount of income tax liabilities in future years. In 2009 and 2010, increased loss carry-backs and corporate income tax reductions are projected to provide about $10 billion in additional economic stimulus.
On the expense side, as the economic slowdown raises unemployment, more people will claim Employment Insurance (EI) benefits. This will support the economy and those most affected by the slowdown. Furthermore, the Government has announced in this budget that the EI premium rate will remain frozen at $1.73 per $100 of insurable earnings in 2010, when the economic recovery is expected to remain fragile, rather than rising to the level needed for the program to break even. Together with the below break-even premium rate in 2009, this will provide an additional $4.5 billion in economic stimulus in 2009 and 2010.

Strong Expenditure Management
Strategic Reviews
Underpinning the Government’s commitment to a sustainable fiscal plan is strong expenditure management. The Expenditure Management System, the core of which consists of ongoing strategic reviews of program spending, supports this objective. The strategic reviews are designed to ensure that programs are achieving their intended results, are efficiently managed and are aligned with the priorities of Canadians. Building on the initial year of review, which examined departmental spending of $13.6 billion, or 15 per cent of total direct program spending, the 2008 round of reviews involved 21 departments and agencies. Ministers examined departmental spending amounting to $25 billion, or about 27 per cent of total direct program spending. The results of this year’s strategic reviews are consistent with estimates conducted at the time of the Economic and Fiscal Statement. Detailed outcomes of the 2008 strategic reviews are provided in Annex 3.
Corporate Assets
To complement the ongoing strategic reviews of departmental spending, the Government has commenced an ongoing review of its corporate asset holdings. Corporate assets will be assessed systematically to make sure that the initial rationale for government ownership is still relevant, that their activities are still effective, and that their business plans are sustainable.
Corporate assets include enterprise Crown corporations, real property and other holdings. Enterprise Crown corporations are not dependent on appropriations and their principal activity and source of revenues is the sale of goods and services, sometimes in competition with private enterprises. The focus of the review in respect of real property will be to identify government holdings that could be developed by the private sector to stimulate local economic development. Other holdings include assets where the Government competes directly with private enterprises, earns income from a property, or performs a commercial activity.
The review of corporate assets will be led by the Minister of Finance, with the assistance of the Parliamentary Secretary to the Minister of Finance, in collaboration with ministers whose portfolios have been identified for review. In its first year, the review will focus on selected assets in the portfolios of the Minister of Finance, the Minister of Indian and Northern Affairs, the Minister of Natural Resources and the Minister of Transport, Infrastructure and Communities.

The reviews will include an assessment of the current relevance of the assets to government’s core responsibilities, and of their market value. Based on this information, reviews will assess whether value could be created through changes to the assets’ structure and ownership, and report on a wide set of options including the status quo, amendments to current mandates or governance. In some cases, it may be concluded that selling an asset to a private sector entity may generate more economic activity and deliver greater value to taxpayers. The reviews will seek to ensure that asset holdings are efficient, effective and focused on priorities, and contribute to leveraging private investments and expertise.
The Government will take a considered approach to the sale of any asset, including taking into account the condition of markets, to ensure that fair value can be realized by taxpayers and the transaction will generate additional economic activity. Assets will not be sold if such sales do not meet these tests.
Improvements to Spending Projections
In recent years, spending authorities granted to departments at the beginning of the year have not turned out to be an accurate estimate of departmental program requirements, resulting in departmental appropriations being higher than needed and departments not spending the full amounts appropriated. In 2007-08, the lapse—the amount of funding that is appropriated by Parliament but not spent by departments—reached its highest level in recent years at $7.6 billion, or about 9 per cent of appropriated funds.
As described in the Economic and Fiscal Statement, steps have been taken to better align planned and actual departmental spending so that the spending information provided to Parliament and Canadians will be more accurate.
Stronger Departmental Management
As indicated in the Economic and Fiscal Statement, the Government will take a number of actions to limit discretionary spending by departments and agencies. Specifically, departments will be asked to freeze spending on travel, conferences and hospitality at 2008–09 levels for the next two years. Where possible, departments will be encouraged to explore less costly options, such as teleconferencing, and business class travel will no longer be allowed on any flight that is less than two hours for ministers, their staff and senior public servants.

In addition, a review of Governor in Council positions will be conducted with the aim of reducing the number of positions. The President of the Treasury Board was asked to lead the review and to report back to the Prime Minister with results and recommendations.
The Government will also strengthen and improve the management of Canada’s federal agencies, boards, commissions and Crown corporations to achieve greater cost-effectiveness and accountability.
Structural Changes
Budget 2009 includes three structural changes, which were announced in the November 27, 2008 Economic and Fiscal Statement:
•	The Government will ensure the Equalization program continues to grow in a way that is sustainable and fair. Without action, Equalization would have grown to $16 billion in 2009–10 and almost $20 billion in 2010–11, which would have been unsustainable. The Government is taking action to ensure that the Equalization program grows in line with the economy. Other transfers to other levels of government will also continue to grow. Over the forecast horizon, growth in major transfers to other levels of government is expected to average 5.2 per cent a year.

•	The existing complaint-based pay equity regime is a lengthy, costly and adversarial process that does not serve employees or employers well. Legislation to modernize the pay equity regime for federal public sector employees will be introduced. The new regime reflects the Government’s commitment to pay equity. It will ensure that the employer and bargaining agents are jointly responsible and accountable for negotiating salaries that are fair and equitable to all employees.

•	The Government will also introduce legislation to ensure the predictability of federal public sector compensation during this difficult economic period, by putting in place annual wage increases for the federal public administration of 2.3 per cent in 2007–08 and 1.5 per cent for the following three years.

Fiscal Outlook Before the Measures Proposed in Budget 2009
Table 4.2 provides a summary of the changes in the fiscal projections since the Economic and Fiscal Statement. The budgetary balance presented in the Statement was $0.8 billion for 2008–09, $0.1 billion for 2009–10, $0.1 billion for 2010–11, $1.1 billion in 2011–12, $4.2 billion in 2012–13 and $8.1 billion in 2013–14.

Table 4.2
Changes in the Status Quo Fiscal Outlook Since the November 2008 Economic and Fiscal Statement

	Projection
	2008–	2009–	2010–	2011–	2012–	2013–
	2009	2010	2011	2012	2013	2014
	(billions of dollars)
Economic and Fiscal Statement Budgetary Balance	0.8	0.1	0.1	1.1	4.2	8.1

Impact of economic changes based on private sector average	0.2	-11.3	-9.9	-6.4	-5.0	-1.8

Budgetary balance based on private sector average	1.0	-11.2	-9.8	-5.3	-0.8	6.3
Adjustment for risk	-0.8	-4.5	-4.5	-3.0	-1.5	-0.8
Revised status quo budgetary balance	0.2	-15.7	-14.3	-8.3	-2.3	5.5

Total Economic Changes by Component
Budgetary revenues
Personal Income Tax	-0.3	-5.6	-6.4	-6.4	-3.9	-1.9
Corporate Income Tax	-2.3	-6.3	-4.2	-0.1	0.0	0.8
Goods and Services Tax	-0.5	-1.9	-1.7	-1.0	-0.6	-0.5
Other revenues	1.7	-2.9	-1.4	-0.5	0.9	2.5

Total	-1.4	-16.8	-13.8	-8.0	-3.5	0.9
Program expenses
Major transfers to persons	0.0	-0.9	-1.0	-0.3	0.0	0.4
Major transfers to other levels of government	0.0	-0.2	-0.2	0.0	-0.1	-0.1
Direct program expenses	-0.1	-0.3	-0.5	-0.3	-0.3	-0.4

Total	-0.1	-1.4	-1.6	-0.7	-0.3	-0.1
Public debt charges	0.9	2.4	1.0	-0.7	-2.7	-3.4

Total economic changes	-0.6	-15.8	-14.4	-9.4	-6.5	-2.6

Notes: Totals may not add due to rounding.
A positive number implies an improvement in the budgetary balance.
A negative number implies a deterioration in the budgetary balance.

The underlying budgetary balance is $0.2 billion, or $0.6 billion lower than projected at the time of the Economic and Fiscal Statement, as lower revenues in 2008–09 are only partially offset by lower expected public debt charges.
Consistent with sharp downward revisions to the economic outlook for 2009 and 2010, the projected underlying budgetary balance has been revised down significantly to deficits of $15.7 billion in 2009–10, $14.3 billion in 2010–11, $8.3 billion in 2011–12, $2.3 billion in 2012–13, and a surplus of $5.5 billion in 2013–14. Program expenses are expected to be higher than projected in the Statement, particularly in 2009–10 and 2010–11, as major transfers to persons increase. Public debt charges are expected to be significantly lower from 2008–09 to 2010–11, as a result of large downward revisions to forecasted interest rates. They are expected to rise starting in 2011–12, as a result of higher debt levels.
The status quo forecast includes the impact of the Government’s initiatives to support access to financing under the Extraordinary Financing Framework, including debt charges arising from higher government borrowing, revenues from the associated assets and estimates of provisions for changes in the Government’s liabilities.
Budgetary revenues are lower by $1.4 billion in 2008–09, $16.8 billion in 2009–10, $13.8 billion in 2010–11, $8.0 billion in 2011–12, and $3.5 billion in 2012–13 than at the time of the Economic and Fiscal Statement. With the economy recovering over the medium term, revenues are expected to be slightly higher by 2013–14.
•	Personal income tax revenues are projected to be $0.3 billion lower in 2008–09, and $5.6 billion lower in 2009–10, reflecting weaker forecast growth in most sources of taxable income. In addition, growth in personal income tax revenues in 2009–10 is projected to be slower than normal relative to growth in the personal income tax base, as total personal income growth is not expected to surpass the indexation rate of the personal income tax system. Personal income tax revenues are projected to be $6.4 billion lower in 2010–11 and 2011–12, $3.9 billion lower in 2012–13, and $1.9 billion lower in 2013-14, as the economy recovers.

•	Corporate income tax revenues are revised down by $2.3 billion in 2008–09, primarily reflecting an expectation that the impact of global financial turmoil on corporate income tax liabilities in 2008 will be greater than previously expected. Corporate income tax revenues are revised down by $6.3 billion in 2009–10 and $4.2 billion in 2010–11, driven by significant downward revisions to projected net corporate profits.

The sharply lower net profits in 2009 means corporate losses can be expected to rise significantly. This brings greater uncertainty to the corporate income tax projections, as the timing of the impact of weaker profits on taxes will be determined by the level of losses and the ability of individual taxpayers to carry losses backward or forward. The income tax system allows corporations to smooth their income tax liabilities over time. As such, corporations recording losses in 2009 would not only owe no taxes in respect of 2009, but could also use the losses to request refunds of taxes paid from 2006 to 2008, with an impact on the 2009–10 fiscal year. In addition, losses that could not be carried back could be carried forward, thereby having a negative impact on revenues in the following years. As these loss pools are exhausted and the economy recovers, corporate income tax revenues are projected to be $0.1 billion lower in 2011–12, unchanged in 2012–13, and $0.8 billion higher in 2013–14.

•	GST revenues are now projected to be lower by $0.5 billion in 2008–09, $1.9 billion in 2009–10, $1.7 billion in 2010–11, $1.0 billion in 2011–12, $0.6 billion in 2012–13 and $0.5 billion in 2013–14, reflecting downward revisions to projected consumer spending in 2009–10 and 2010–11.

•	Other revenues have been revised up since the Economic and Fiscal Statement by $1.7 billion in 2008–09, due in part to higher expected revenues under the Atlantic Offshore Revenue Accounts. This revenue is transferred to Newfoundland and Labrador and Nova Scotia. Consistent with the much weaker economic outlook in 2009 and 2010, other revenues are revised down by $2.9 billion in 2009–10 and $1.4 billion in 2010–11, reflecting weaker projected revenues across most revenue streams. As the economy recovers, and reflecting increased returns from the Extraordinary Financing Framework, other revenues are revised down by $0.5 billion in 2011–12, and revised up by $0.9 billion in 2012–13, and $2.5 billion in 2013–14.
Program expenses are projected to be $0.1 billion above the level estimated in the Economic and Fiscal Statement in 2008–09, while increasing by $1.4 billion in 2009–10, $1.6 billion in 2010–11, $0.7 billion in 2011–12, $0.3 billion in 2012–13 and by $0.1 billion in 2013–14.
•	Transfers to persons are expected to be higher by $0.9 billion in 2009–10, $1.0 billion in 2010–11, and $0.3 billion in 2011–12, as higher projected unemployment rates result in higher Employment Insurance benefits. Transfers to persons are expected to be $0.4 billion lower in 2013–14, once the economy has recovered.

•	Transfers to other levels of government are slightly higher than projected last fall.

•	Direct program expenses are higher by $0.3 billion in 2009–10, $0.5 billion in 2010–11 and 0.3 billion in 2011–12 and 2012–13, and $0.4 billion in 2013–14. This is partly the result of pension expenses increasing to reflect the amortization of 2008-09 losses on market investments.

•	Public debt charges are projected to be lower by $0.9 billion in 2008–09, $2.4 billion in 2009–10 and $1.0 billion in 2010–11, due to significantly lower forecasted interest rates and, to some extent, lower-than-expected inflation. Starting in 2011–12, public debt charges are expected to be higher than projected at the time of the Statement. This is partly as a result of the increase in federal liabilities incurred to support the Extraordinary Financing Framework, as described in Chapter 3. While increasing public debt charges, these initiatives are also increasing the Government’s interest revenues, which are more than offsetting the increase in debt charges. The projections also take into account the increase in debt associated with other measures announced in the Budget, as well as projected deficits.
Fiscal Cost of Measures Proposed in Budget 2009
The measures proposed in Budget 2009 total $1.3 billion for 2008–09, $18.0 billion for 2009–10, and $15.5 billion for 2010–11. The cost of these measures is reflected in the projections of revenues and expenses presented in the following pages.

Table 4.3
Fiscal Outlook

	Projection
	2008–	2009–	2010–	2011–	2012–	2013–
	2009	2010	2011	2012	2013	2014
	(billions of dollars)
Risk-adjusted status quo budgetary balance	0.2	-15.7	-14.3	-8.3	-2.3	5.5

Measures proposed in the Budget

Improving Access to Financing and Strengthening Canada’s Financial System		0.2	0.0	0.0	0.0	0.0

Action to Help Canadians and Stimulate Spending	0.7	5.9	6.9	3.5	3.6	3.7

Action to Stimulate Housing Construction	0.5	3.9	1.4	0.2	0.2	0.2

Immediate Action to Build Infrastructure		5.7	5.1	0.1	0.1	0.1

Action to Support Businesses and Communities	0.0	2.4	2.1	0.9	1.0	0.7

Additional tax measures (Annex 5)	0.0				0.1	0.1

Total	1.3	18.0	15.5	4.7	5.0	4.9
Budgetary balance	-1.1	-33.7	-29.8	-13.0	-7.3	0.7

Note: Totals may not add due to rounding.
After taking into account the cost of the measures proposed in this budget, deficits of $1.1 billion in 2008–09, $33.7 billion in 2009–10, $29.8 billion in 2010–11, $13.0 billion in 2011–12, and $7.3 billion in 2012–13 are projected, as well as a surplus of $0.7 billion in 2013–14.
While a short-term deterioration in budgetary balances is projected, the Government is committed to maintain Canada’s strong structural fiscal position, and to ensure that the budgetary balance returns to surplus over the medium term.

Summary Statement of Transactions
Table 4.4 provides a summary of the Government’s financial position, including the cost of measures proposed in Budget 2009.
Table 4.4
Summary Statement of Transactions

	Actual	Projection
	2007–	2008–	2009–	2010–	2011–	2012–	2013–
	2008	2009	2010	2011	2012	2013	2014
	(billions of dollars)
Budgetary revenues	242.4	236.4	224.9	239.9	259.4	276.4	294.3

Program expenses	199.5	206.8	229.1	236.5	235.1	244.5	254.1

Public debt charges	33.3	30.7	29.5	33.3	37.2	39.2	39.6

Total expenses	232.8	237.4	258.6	269.7	272.3	283.7	293.7

Budgetary Balance	9.6	-1.1	-33.7	-29.8	-13.0	-7.3	0.7

Federal debt	457.6	458.7	492.4	522.2	535.2	542.4	541.8

Per cent of GDP

Budgetary revenues	15.8	14.7	14.4	14.7	15.0	15.0	15.2

Program expenses	13.0	12.9	14.7	14.5	13.6	13.3	13.1

Public debt charges	2.2	1.9	1.9	2.0	2.1	2.1	2.0

Total expenses	15.2	14.8	16.6	16.6	15.7	15.4	15.2

Federal debt	29.8	28.6	31.6	32.1	30.9	29.5	28.0

Note: Totals may not add due to rounding.
Budgetary revenues are expected to decline in 2008–09 and 2009–10, reflecting the impact of the weaker economic outlook and tax reductions. Program expenses as a share of GDP are projected to increase to 14.7 per cent in 2009–10, before gradually declining to 13.1 per cent in 2013–14. This reflects the impact of weaker economic growth, as well as of the temporary stimulus measures proposed in this budget. Public debt charges are projected to decline somewhat as a percentage of GDP in 2008–09, before increasing as a result of higher public debt and higher interest rates toward the end of the projection period.
The federal debt-to-GDP ratio (accumulated deficit) stood at 29.8 per cent in 2007–08, down significantly from its peak of 68.4 per cent in 1995–96. The debt ratio is expected to fall to 28.6 per cent in 2008–09, before increasing to 31.6 per cent in 2009–10 and 32.1 per cent in 2010–11. The debt burden is projected to be below its 2008–09 level in 2013–14.

The Government’s Plan to Return to Surplus
The planning approach set out in this budget will enable the federal budget to return to a surplus position.
First, the Government will continue to carefully manage spending. This includes the structural changes to spending outlined earlier in this chapter—to put Equalization on a growth path that is in line with growth in the economy and the federal compensation regime. It also includes continuing with reviews of departmental spending and corporate assets. As a result of these actions, program spending in 2013–14, measured in relation to the size of the economy, will be on par with current levels.
Second, the stimulus measures in this budget are concentrated in the next two years, when they are needed. Consistent with the focus on stimulus, in cases where time-limited spending does not evolve as set out in this budget, amounts will not be rolled forward beyond 2010–11. The Government will apply a strong “use it or lose it” theme to the stimulus measures proposed in this budget.
The Government will use budget surpluses first of all to repay the deficits expected in the upcoming four years.

Outlook for Budgetary Revenues
Table 4.5
Revenue Outlook
(Including Budget 2009 measures)

	Actual	Projection
	2007–	2008–	2009–	2010–	2011–	2012–	2013–
	2008	2009	2010	2011	2012	2013	2014
	(millions of dollars)

Tax revenues
Personal income tax	113,063	117,085	110,275	117,865	125,840	136,075	145,950
Corporate income tax	40,628	31,750	26,385	30,770	35,385	36,245	39,475
Other income tax	5,693	5,975	4,875	5,805	6,255	6,560	7,045

Total income tax	159,384	154,810	141,540	154,440	167,480	178,880	192,470

Excise taxes/duties
Goods and Service Tax	29,920	26,360	25,785	27,315	29,465	31,310	33,005
Customs import duties	3,903	4,185	4,150	4,365	4,505	4,670	4,970
Other excise taxes/ duties	10,384	10,340	10,175	9,655	9,710	9,775	9,865

Total excise taxes/ duties	44,207	40,880	40,115	41,340	43,680	45,755	47,835
Total tax revenues	203,591	195,690	181,650	195,780	211,160	224,635	240,305

Employment Insurance premium revenues	16,558	16,620	16,795	17,325	18,350	19,695	20,370

Other revenues	22,271	24,040	26,460	26,820	29,875	32,095	33,630

Total budgetary revenues	242,420	236,350	224,905	239,925	259,385	276,430	294,310

Percent of GDP
Personal income tax	7.4	7.3	7.1	7.2	7.3	7.4	7.5
Corporate income tax	2.6	2.0	1.7	1.9	2.0	2.0	2.0
Goods and Services tax	1.9	1.6	1.7	1.7	1.7	1.7	1.7
Other tax revenues	1.3	1.3	1.2	1.2	1.2	1.1	1.1

Total tax revenues	13.3	12.2	11.6	12.0	12.2	12.2	12.4

Employment Insurance premium revenues	1.1	1.0	1.1	1.1	1.1	1.1	1.1
Other revenues	1.5	1.5	1.7	1.6	1.7	1.7	1.7

Total	15.8	14.7	14.4	14.7	15.0	15.0	15.2

Note: Totals may not add due to rounding.

Personal income tax revenues—the largest component of budgetary revenues—are projected to increase by $4.0 billion, or 3.6 per cent, to $117.1 billion in 2008–09. Relatively slow growth in 2008-09 reflects weak growth in taxable income, notably capital gains income and the impact of new and previously announced tax relief measures. Personal income tax revenue growth is further dampened in 2009–10, as total growth in personal income is projected to be lower than the indexation rate of the personal income tax system. Starting in 2010–11, personal income tax revenues are projected to increase somewhat faster than personal income, reflecting the progressive nature of the income tax system combined with real income gains.
Corporate income tax revenues are expected to decline by 21.8 per cent in 2008–09, and a further 16.9 per cent in 2009–10. This projected drop in corporate tax revenues over the two years is due to increased losses resulting from global financial turmoil, and an expected decline of over 20 per cent in net corporate profits in 2009. It also includes the effects of previously announced tax reductions, which came into effect on January 1, 2008. There is, however, significant uncertainty surrounding the magnitude of corporate losses and the timing of their impact on corporate income tax revenues. Given that corporate income tax revenues have been quite strong in the last three years, the projections are based on the assumption that a high portion of losses will be carried back, and that higher-than-normal losses recorded in 2009 and 2010 will generally have been used to reduce income tax liabilities before the end of the projection period. Corporate income tax revenues are projected to increase by 16.6 per cent in 2010–11 and 15.0 per cent in 2011–12, lifted by strong growth in profits, partially offset by the carry-forward of previous losses and ongoing tax relief. Growth is projected to decline to 2.4 per cent in 2012–13, largely due to the decline in the general corporate income tax rate to 15 per cent in 2012 and other tax relief measures. Growth is then projected to rise to 8.9 per cent in 2013–14, reflecting the unwinding of the impact of loss carry-forwards.

Other income tax revenues—largely withholding taxes levied on payments to non-residents—are expected to increase by 5.0 per cent to $6.0 billion in 2008–09, reflecting solid growth in collections through the first eight months of the fiscal year. Other income tax revenues are projected to decline by 18.4 per cent in 2009–10, reflecting the projected drop in profits together with the impact of the phase-out of the withholding tax on non-arm’s length payments of interest to the U.S. under the Fifth Protocol to the Canada-U.S. tax treaty, and the elimination as of 2008 of the withholding tax on arm’s length interest payments to all non-residents. Other income tax revenues are projected to rise by 19.1 per cent in 2010–11 as the economy, and particularly corporate profits, recover, and then to grow at an average rate of 6.7 per cent over the remainder of the forecast period.
GST revenues are projected to decline by 11.9 per cent in 2008–09, largely reflecting the impact of the one-percentage-point reduction in the GST rate to 5 per cent, effective January 1, 2008. GST revenues are projected to decline further, by 2.2 per cent in 2009–09, consistent with a projected decline in taxable consumption. As taxable consumption is projected to partially recover in 2010–11, GST revenues are projected to rise by 5.9 per cent. Growth in GST revenues is projected to average 6.5 per cent over the remainder of the projection period.
Customs import duties are projected to increase by 7.2 per cent to $4.2 billion in 2008–09, in line with projected growth in imports. Customs import duties are projected to decline by 0.8 per cent in 2009–10, reflecting nearly flat growth in projected imports combined with tariff relief for machinery and equipment announced in this budget. Growth in customs import duties is projected to recover to 5.2 per cent in 2010–11, and to average over 4 per cent through 2013–14.

Other excise taxes and duties are projected to decline by 0.4 per cent in 2008–09, 1.6 per cent in 2009–10 and 5.1 per cent in 2010–11, due in part to projected declines in tobacco consumption. Other excise taxes and duties are then projected to grow at an average rate of 0.7 per cent through 2013–14.
Employment Insurance (EI) premium revenues are expected to increase by 0.4 per cent in 2008–09, as the projected increase in insurable earnings is only partially offset by the decline in the premium rate from $1.80 per $100 of insurable earnings in 2007 to $1.73, effective January 1, 2008. EI premium revenues are projected to increase by 1.1 per cent in 2009–10 and 3.1 per cent in 2010–11, reflecting growth in insurable earnings combined with the commitment in this Budget to freeze the EI premium rate at $1.73 in 2010. Starting in 2011, the premium rate is assumed to rise gradually, consistent with the principle of breaking even over time.
Other revenues include those of consolidated Crown corporations, net gains/losses from enterprise Crown corporations, foreign exchange revenues, returns on investments and revenues from the sales of goods and services. These revenues are volatile, owing partly to the impact of exchange rate movements on the Canadian-dollar value of foreign-denominated interest-bearing assets and to net gains/losses from enterprise Crown corporations. Other revenues are projected to rise by 7.9 per cent in 2008–09, due in part to strong projected growth in revenues under the Atlantic Offshore Revenue Accounts, which results in turn from strong growth in offshore production and oil prices relative to 2007–08. This increase is offset by a corresponding rise in projected revenue transfers to Newfoundland and Labrador and Nova Scotia under the Atlantic Offshore Accords, such that there is no net impact on the budgetary balance. Other revenues are projected to rise slightly as a share of GDP in 2009–10 and to remain stable around that level for the remainder of the projection period. The increase as a share of GDP is largely due to an anticipated increase in revenues derived from the ongoing implementation of the Extraordinary Financing Framework.

Revenues as a share of GDP are projected to fall to 14.7 per cent in 2008–09. The projected decline in the revenue ratio in 2008–09 and 2009–10 reflects tax relief measures announced in this and previous budgets, as well as a decline in taxable economic activity resulting from the deterioration in the economic outlook. The ratio is expected to increase to about 15.0 per cent by 2013–14, but remain below the 2007–08 level, as the economy recovers.

Outlook for Program Expenses
Table 4.6
Program Expense Outlook (Including Budget 2009 Measures)

	Actual	Projection
	2007–	2008–	2009–	2010–	2011–	2012–	2013–
	2008	2009	2010	2011	2012	2013	2014
	(millions of dollars)

Major transfers to persons
Elderly benefits	31,955	33,350	35,160	36,595	38,420	40,525	42,630
Employment Insurance benefits[1]	14,298	15,585	18,920	18,960	16,740	16,785	16,945
Children’s benefits[2]	11,894	11,935	12,270	12,520	12,800	12,960	12,990

Total	58,147	60,870	66,350	68,075	67,960	70,270	72,565

Major transfers to other levels of government
Federal transfers in support of health and other social programs	31,346	33,325	35,100	36,855	38,715	40,680	42,750
Fiscal arrangements[3]	14,603	15,110	16,045	16,455	16,955	17,875	18,895
Alternative payments for standing programs[4]	-2,720	-3,155	-3,080	-3,200	-3,425	-3,680	-3,940
Canada’s cities and communities	778	1,000	2,000	2,000	2,000	2,000	2,000
Other	2,145

Total	46,152	46,280	50,065	52,110	54,245	56,875	59,705

Direct program expenses	95,199	99,610	112,670	116,305	112,920	117,365	121,790

Total program expenses	199,498	206,760	229,085	236,490	235,125	244,510	254,060

Per cent of GDP
Major transfers to persons	3.8	3.8	4.3	4.2	3.9	3.8	3.7
Major transfers to other levels of government	3.0	2.9	3.2	3.2	3.1	3.1	3.1
Direct program expenses	6.2	6.2	7.2	7.2	6.5	6.4	6.3
Total program expenses	13.0	12.9	14.7	14.5	13.6	13.3	13.1

Note: Totals may not add due to rounding.

[1]	EI benefits include regular, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI costs (amounting to $1.8 billion in 2007–08) relate mainly to administration costs.

[2]	Consists of the Canada Tax Benefit and the Universal Child Care Benefit.

[3]	Fiscal arrangements include Equalization, Territorial Formula Financing, the Youth Allowances Recovery and statutory subsidies.

[4]	Alternative payments for standing programs are a recovery from Quebec to offset additional tax point transfers.

Table 4.6 provides an overview of the projections for program expenses by major component, including the cost of measures proposed in this budget. Program expenses are divided into three components: major transfers to persons, major transfers to other levels of government and direct program expenses.
Major transfers to persons consist of elderly, employment insurance and children’s benefits, including the Universal Child Care Benefit.
•	Elderly benefits are projected to grow in line with the elderly population and changes in consumer prices, to which benefits are fully indexed.

•	Employment Insurance benefits are projected to increase by 9.0 per cent to $15.6 billion in 2008–09, reflecting higher unemployment, as well as the growth in the maximum weekly benefit, which is indexed to the growth in the average industrial wage. In 2009–10, Employment Insurance benefits are projected to increase by 21.4 per cent to $18.9 billion, and remain at that level in 2010–11, largely due to the two-year $2.9 billion of enhanced EI benefits and training proposed in this budget.

•	Children’s benefits, including the Canada Child Tax Benefit and the Universal Child Care Benefit, increase slightly over the Budget forecast horizon, largely reflecting increases to the National Child Benefit and Canada Child Tax Benefit announced in this budget.
Major transfers to other levels of government are projected to increase from $46.2 billion in 2007–08 to $59.7 billion in 2013–14, averaging 5.2 per cent growth per year over the next five years. This reflects changes outlined by the Minister of Finance at the November 3, 2008 Federal-Provincial-Territorial Finance Ministers Meeting to put Equalization on a sustainable growth path, and ensure that it grows in line with the economy.
Direct program expenses include operating expenses for National Defence and other departments, transfers administered by departments for farm income support, for natural resource royalties paid to provinces, student financial assistance and expenses of Crown corporations. The growth in direct program spending reflects the impact of past budget measures, as well as initiatives announced in Budget 2009.

In 2009-10, direct program spending increases by $13.1 billion, or 13.1 per cent, reflecting initiatives under the Economic Action Plan to support Canada’s economy and Canadians, including funding for infrastructure and sectoral initiatives, and stimulating investment in housing. Direct program expenses decline in 2011-12 by 2.9 per cent as temporary measures end. Direct program expenses are expected to grow on average by 4.1 per cent over the next five years.
Under the Economic Action Plan proposed in Budget 2009, the program expenses-to-GDP ratio will increase temporarily.
The Government remains committed to focused and disciplined spending and will ensure that program spending as a share of GDP comes back to current levels in the medium term.

Financial Source/Requirement
The budgetary balance is presented on a full accrual basis of accounting, recording government liabilities and assets when they are incurred or acquired, regardless of when the cash is paid or received.
In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. This measure is affected not only by the budgetary balance but also by the Government’s non-budgetary transactions. These include changes in federal employee pension accounts; changes in non-financial assets; investing activities through loans, investments and advances; changes in other financial assets and liabilities; and foreign exchange activities.
Table 4.7
The Budgetary Balance, Non-Budgetary Transactions and Financial Source/Requirement

	Actual	Projection
	2007–	2008–	2009–	2010–	2011–	2012–	2013–
	2008	2009	2010	2011	2012	2013	2014
	(billions of dollars)

Budgetary balance	9.6	-1.1	-33.7	-29.8	-13.0	-7.3	0.7
Non-budgetary transactions
Pensions and other accounts	6.1	3.6	3.4	3.5	3.2	3.1	3.1
Non-financial assets	-2.0	-1.4	-1.7	-1.7	-0.6	-0.4	-0.4
Loans, investments and advances
Enterprise Crown Corporations	-4.6	-25.5	-24.3	-7.3	-7.0	2.7	-8.7
Insured Mortgage Purchase Program (net)		-74.6	-45.2	4.6	4.1	3.6	50.9
Other	-1.1	-0.5	-0.5	-0.3	-0.2	-0.1	-0.1

Total	-5.7	-100.6	-70.0	-3.0	-3.1	6.2	42.1
Other transactions	6.5	-4.2	0.8	0.3	2.1	2.3	1.8

Total	4.9	-102.6	-67.5	-0.9	1.6	11.2	46.6

Financial source/ requirement	14.5	-103.7	-101.2	-30.7	-11.4	3.9	47.3

As shown in Table 4.7, significant financial requirements are projected from 2008–09 to 2011–12, respectively of $103.7 billion in 2008–09, $101.2 billion in 2009–10, $30.7 billion in 2010–11, $11.4 billion in 2011–12, as well as financial sources of $3.9 billion in 2012–13 and of $47.3 billion in 2013–14. The requirements result largely from government initiatives to support access to financing under the Extraordinary Financing Framework (EFF). The projected budgetary deficits also increase the financial requirements.
The large increase in market debt associated with the Insured Mortage Purchase Program (IMPP) does not affect federal debt or the federal government’s net debt levels as the borrowings and associated interest costs are matched by an increase in revenue-earning assets. Other borrowings undertaken to strengthen the financial system are also offset by interest-earning assets.
The financial source associated with pensions and other accounts is expected to be $3.6 billion in 2008–09. Pensions and other accounts include the activities of the Government of Canada’s employee superannuation plans, as well as those of federally appointed judges and Members of Parliament. Since April 2000, the net amount of contributions less benefit payments related to post-March 2000 service has been invested in capital markets. Contributions and payments pertaining to pre-April 2000 service are recorded in the pension accounts. The Government also sponsors a variety of future benefit plans, such as health care and dental plans and disability and other benefits for war veterans and others.
Financial requirements for non-financial assets include the cash outlay for the acquisition of new tangible capital assets, proceeds from the net losses or gains of tangible capital assets, the amortization of existing tangible assets, on the disposal of tangible capital assets, the change in inventories, and prepaid expenses. In the calculation of the budgetary balance, the acquisition of new capital assets is not included; only the amortization of tangible assets is included. In the calculation of the financial source/ requirement, this is reversed. A net cash requirement of $1.4 billion is estimated for 2008–09.

Loans, investments and advances include the Government’s investments in enterprise Crown corporations, such as Canada Mortgage and Housing Corporation (CMHC), Canada Post Corporation (CPC), Export Development Canada (EDC) and the Business Development Bank of Canada (BDC). They also include loans, investments and advances to national and provincial governments and international organizations, and for government programs. The large requirements projected from 2008–09 to 2010–11 under this category are the result of the Government’s decision to purchase mortgages under the Insured Mortgage Purchase Program of CMHC. The increase in loans also reflects the Government’s commitment to meet all the borrowing needs of the CMHC, BDC and Farm Credit Canada through direct lending in order to reduce overall borrowing costs and improve the liquidity of the government securities market.
Risks to the Fiscal Projections
Risks associated with the fiscal projections primarily relate to risks to the Canadian economic outlook and volatility in the relationship between fiscal variables and the underlying economic activity to which they relate.
Tables illustrating the sensitivity of the budget balance to a number of economic shocks are provided later in this chapter. These tables are generalized rules of thumb that provide a guide to the impact of changes in economic assumptions on the fiscal projections.
Even if the economic outlook were known with certainty, there would still be risks associated with the fiscal projections because of the uncertainty in the translation of economic developments into spending and tax revenues. The following are the key sources of uncertainty:
•	The corporate tax projections in this chapter assume a sharp rise in corporate losses, based on the broad decline in net corporate profits. As discussed in the box entitled Automatic Fiscal Stabilizers, the income tax system allows corporations to use certain losses to reduce taxable income in the three preceding years or the 20 following years. There is, however, considerable uncertainty as to the magnitude and timing of these losses, and their implications for corporate income tax revenues. The actual level of corporate losses in 2009 will depend on how the profit decline is spread across various industries and the profitability of those industries going into the downturn. The degree to which these losses affect revenues and the timing of this impact will depend on the ability of individual taxpayers to use losses to claim refunds of taxes paid in 2006 to 2008.

•	Following the sharp decline in the S&P/TSX composite index over the latter months of 2008, capital gains income could be weaker than projected over the forecast period. Markets typically recover prior to an economic recovery, but market-related income is inherently difficult to forecast. This is all the more true in times of financial turmoil, introducing a greater level of uncertainty to the personal and corporate income tax revenue projections.

•	On the expense side, the extent to which departments and agencies do not fully use all of the resources appropriated by Parliament varies from year to year and can materially affect the fiscal outcome. As announced in the Economic and Fiscal Statement, this Government is taking actions to better align departmental appropriations with spending requirements on an ongoing basis. In addition, during the course of the fiscal year, departments and agencies often incur liabilities for which no payments are made. These liabilities are recognized throughout the year and are updated following the close of the fiscal year as part of the normal year-end accrual adjustments. Changes in estimates of liabilities can be significant.
Sensitivity of the Budget Balance to Economic Shocks
Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks:
•	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

•	A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation.

•	A sustained 100-basis-point increase in all interest rates.
These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across income and expenditure components. Consistent with the budget plan, EI premium rates are assumed to be fixed during the first and second calendar years. Equal and opposite impacts would result from an increase of equal magnitude in real or nominal GDP growth. A corresponding 100-basis-point decrease in all interest rates is not feasible, as several key interest rates are currently, or projected to be, below 1 per cent.

Table 4.8
Estimated Impact of a One-Year, 1-Percentage-Point Decrease in Real GDP Growth on Federal Revenues, Expenses and Budgetary Balance

	Year 1	Year 2
	(billions of dollars)

Federal Revenues
Tax revenues
Personal income tax	-1.7	-1.8
Corporate income tax	-0.3	-0.4
Goods and Services Tax	-0.3	-0.3
Other	-0.2	-0.2

Total tax revenues	-2.5	-2.6

Employment Insurance premiums	-0.1	-0.2

Other revenues	0.0	0.0

Total budgetary revenues	-2.7	-2.8

Federal Expenses
Major transfers to persons
Elderly benefits	0.0	0.0
Employment Insurance benefits	0.6	0.6
Children’s benefits	0.0	0.0

Total	0.6	0.6

Other program expenses	-0.1	-0.2
Public debt charges	0.0	0.1

Total expenses	0.4	0.5

Budgetary balance	-3.1	-3.3

Note: Numbers may not add due to rounding.
A 1-percentage-point decrease in real GDP growth reduces the budgetary balance by $3.1 billion in the first year and $3.3 billion in the second year.
•	Tax revenues from all sources fall by a total of $2.5 billion in the first year and $2.6 billion by the second year. Personal income tax revenues decrease as employment and wages and salaries fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

•	Employment Insurance (EI) premiums decrease as employment, wages and salaries fall. Consistent with the budget plan, the EI premium rate is kept constant in both years.

•	Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed).
Table 4.9
Estimated Impact of a One-Year, 1-Percentage-Point
Decrease in GDP Inflation on Federal Revenues,
Expenses and Budgetary Balance

	Year 1	Year 2
	(billions of dollars)

Federal Revenues
Tax revenues
Personal income tax	-1.7	-1.4
Corporate income tax	-0.3	-0.4
Goods and Services Tax	-0.3	-0.3
Other	-0.2	-0.2

Total tax revenues	-2.5	-2.2

Employment Insurance premiums	-0.1	-0.1

Other revenues	-0.1	-0.1

Total budgetary revenues	-2.7	-2.4

Federal Expenses
Major transfers to persons	-0.2	-0.4
Elderly benefits	-0.1	-0.1
Employment Insurance benefits	-0.1	-0.1
Children’s benefits	-0.4	-0.6

Total	-0.8	-1.1

Other program expenses	-0.3	-0.4
Public debt charges	-0.3	0.0

Total expenses	-1.4	-1.5

Budgetary balance	-1.3	-1.0

A 1-percentage-point decrease in nominal GDP growth resulting solely from lower GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation) lowers the budgetary balance by $1.3 billion in the first year and $1.0 billion in the second year.
•	Lower prices result in lower nominal income and, as a result, personal income tax, corporate income tax and GST revenues all decrease, reflecting declines in the underlying nominal tax bases. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks. EI premium revenues decrease marginally in the price shock in response to lower earnings. However, unlike the real GDP shock, EI benefits do not rise since unemployment is unaffected by price changes.

•	Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments and the Canada Child Tax Benefit. Payments under these programs are smaller if inflation is lower. Public debt charges decline in the first year due to lower costs associated with Real Return Bonds, then rise due to the higher stock of debt.
Table 4.10
Estimated Impact of a Sustained 100-Basis Point
Increase in All Interest Rates on Federal Revenues,
Expenses and Budgetary Balance

	Year 1	Year 2
	(billions of dollars)

Federal revenues	2.0	2.2
Federal expenses	2.6	3.7
Budgetary balance	-0.6	-1.6

An increase in interest rates decreases the budgetary balance by $0.6 billion in the first year and $1.6 billion in the second. The decline stems entirely from increased expenses associated with public debt charges. The greater sensitivity to interest rates relative to previous estimates reflects increased borrowing and returns on investments related to the Government’s Extraordinary Financing Framework initiatives, notably the Insured Mortgage Purchase Program. The impact on debt charges rises through time as longer-term debt matures and is refinanced at higher rates. Moderating the overall impact is an increase in revenues associated with the increase in the rate of return on the Government’s interest-bearing assets, which are recorded as part of non-tax revenues.

ECONOMIC ACTION PLAN: EMPLOYMENT AND OUTPUT IMPACTS

Annex 1

Economic Action Plan: Employment and Output Impacts

A n n e x 1 ECONOMIC ACTION PLAN: EMPLOYMENT AND OUTPUT IMPACTS

Introduction
This annex provides an assessment of the impact on output (real GDP) and employment of the Government’s Economic Action Plan. The estimates presented in this annex suggest that the measures in this budget will boost real GDP by 1.4 per cent by the end of 2010, which translates into about 140,000 jobs created or maintained. Including funds leveraged from other orders of government, the impact on real GDP is estimated to be 1.9 per cent by the end of 2010, translating into almost 190,000 jobs created or maintained.
The measures introduced in this budget represent the second of a two-step process that began with the October 2007 Economic Statement. Measures announced at that time continue to provide incremental stimulus to the economy as consumers and businesses adjust consumption and investment to lower tax rates. These measures are expected to boost the level of real GDP by an additional 0.6 per cent by the end of 2010 from the beginning of 2008, with about 80,000 additional jobs created or maintained.
Consequently, the Economic Action Plan in this budget and the ongoing benefits of tax reductions announced in the 2007 Economic Statement will have provided a boost to real GDP of 2.5 per cent by the end of 2010, with 265,000 additional jobs maintained or created.
The permanent tax reductions announced in this budget, as well as those announced in the 2007 Economic Statement, will continue to have positive economic impacts beyond 2010. These measures will ultimately lead to permanently higher labour market participation and productive capacity.
There is considerable uncertainty surrounding any assessment of fiscal stimulus. The main source of uncertainty is the so-called “multiplier effect”—the relationship between amounts injected in the economy on the one hand and the change in real GDP and employment, on the other hand. To gauge the sensitivity of the estimates in this annex, the Department of Finance asked the Conference Board of Canada and the University of Toronto’s Policy and Economic Analysis Program to calculate multipliers comparable to those used in this analysis. Generally speaking, the multipliers of these two private-sector organizations were similar to, or higher than, those presented in this annex.

Further, the estimates presented here do not account for all policy actions taken by the Government. In particular, the measures to improve access to credit and strengthen the financial system announced in the 2008 Economic and Fiscal Statement and this budget will have significant positive effects on the Canadian economy. However, these effects are difficult to estimate and as such are not taken into account. In addition, these estimates also exclude the impacts of fiscal stimulus implemented internationally, particularly the proposed U.S. stimulus plan, which would support the demand for Canada’s exports.
As a result, the impact estimates in this annex are based on prudent assumptions; the actual economic impact of the Economic Action Plan is likely to exceed the estimates shown here.
This annex describes the channels through which fiscal stimulus translates into higher output and employment, explains how these channels have been modelled, and sets out estimates of the impacts on real GDP and employment.
How Does Fiscal Stimulus
Boost Economic Activity?
There are two primary channels through which fiscal stimulus can affect output and employment. First, governments can invest in infrastructure or purchase goods and services, which translates into an immediate, dollar-for-dollar increase in final domestic expenditure. Second, governments can induce spending increases by households and businesses through tax measures or transfers. However, the extent to which these measures boost higher domestic expenditure and production will be determined by changes in saving and imports.
For example, while a reduction in personal income taxes results in a dollar-for-dollar increase in household disposable income, it does not necessarily translate immediately into higher spending. Households may choose to save some of this additional income, particularly in the short run.1 Higher saving does not lead to higher expenditures in the short run, but in the long run it leads to higher investment and capital accumulation and therefore to a higher sustainable level of output.

[1]	One notable exception is the case of lower-income households, who tend to spend most of their income.

For any given increase in expenditure, the impact on domestic production will depend on the proportion of goods and services that will be imported, as some proportion of spending and investment by households, businesses or governments “leaks” out of the Canadian economy to foreign producers. For example, approximately one-half of all consumer durable goods are imported, compared to about one-quarter for nondurable consumer goods (such as food and energy).
For these reasons, the impact on domestic output and employment tends to be smaller in the short run. Over time, however, new spending stimulates employment growth, which in turns yields a further boost to real GDP.
Estimating the Economic Impacts
To estimate the economic impacts of the plan, the measures were allocated into the following seven categories, which correspond with those used in the Department of Finance’s Canadian Economic and Fiscal Model (CEFM): infrastructure investment, housing investment, other spending measures, measures for low-income households, employment insurance premiums, personal income tax measures and corporate income tax measures.
Each of these categories has a different multiplier. Multipliers are summary measures that take into account the channels from fiscal stimulus to short-term economic activity, including first-round, indirect or induced impacts, and leakages to saving and imports. For example, a multiplier of 1 means that one dollar in budgetary expenditure generates one dollar in real output in the short-term. A multiplier of 0.1 means that one dollar in expenditure generates only 10 cents in real output in the short-term.
As shown in Table A1.1 below, the short-term multipliers for infrastructure spending, residential investment and transfers to low-income households are relatively high, reflecting smaller leakages to savings or imports.2 In contrast, a reduction in personal income taxes has a considerably lower multiplier in the short run (meaning it has a relatively low short-term impact on real GDP), reflecting leakages of income gains to savings and spending on imported goods. However, in the case of permanent tax reductions, tax multipliers increase gradually as households and businesses adjust spending patterns and behaviour to lower taxes and higher permanent income.

[2]	The multipliers presented above are based on the assumption that interest rates and exchange rates are unchanged as a result of the current stimulus. Given the current synchronised global slowdown and low interest rates, we consider this the most appropriate assumption.

Table A1.1
Expenditure and Tax Multipliers

	2009	2010	2010Q4
	(dollar impact on
	the level of real GDP of a
	permanent one dollar increase
	in fiscal measures)
Infrastructure investment	1.0	1.5	1.6
Housing investment measures	1.0	1.4	1.5
Other spending measures	0.8	1.3	1.4
Measures for low-income households	0.8	1.5	1.7
Employment Insurance premiums	0.2	0.5	0.6
Personal income tax measures	0.4	0.9	1.0
Corporate income tax measures[1]	0.1	0.2	0.3

[1]	Corporate income tax measures have limited impact on aggregate demand over the periods displayed in the table but have among the highest multiplier effects in the long run. This is because they increase the incentive to invest and accumulate capital, which leads to a higher permanent capacity to produce goods and services.
This analysis also assumes that a 1-per-cent increase in real GDP translates into an immediate 0.2-per-cent increase in employment, rising to about 0.6 per cent after eight quarters. This ratio is consistent with the historical relationship between growth in employment and real GDP in Canada. However, as set out below, the estimated impacts on employment used in this analysis are more conservative than those used in analyses of the proposed U.S. stimulus package.
Allocating the Fiscal Stimulus
Table A1.2 divides the fiscal stimulus measures into the above categories for each of the four principle elements of the plan—Action to Help Canadians and Stimulate Spending, Action to Stimulate Housing Construction, Immediate Action to Build Infrastructure, and Action to Support Businesses and Communities.

Table A1.2
Economic Action Plan

	2009	2010	Total
	(millions of dollars — cash basis)
Action to Help Canadians Stimulate Spending
Measures for low-income households	2,030	2,110	4,140
Other spending measures — training	648	686	1,334
Other spending measures — others	175	228	402
Employment Insurance premiums	818	1,631	2,449
Personal income tax measures	2,210	2,290	4,500

Total federal stimulus	5,880	6,945	12,825

Action to Stimulate Housing Construction
Housing investment measures	4,365	1,395	5,760
Infrastructure investment — municipal	1,000	1,000	2,000

Total federal stimulus	5,365	2,395	7,760
Housing leverage	725	750	1,475

Immediate Action to Build Infrastructure
Infrastructure — provinces and municipalities	3,195	3,195	6,390
Infrastructure — First Nations	260	255	515
Infrastructure — knowledge and information	1,786	1,351	3,137
Infrastructure — federal	983	804	1,787

Total federal stimulus	6,224	5,605	11,829
Infrastructure leverage	4,532	4,365	8,897

Action to Support Businesses and Communities
Infrastructure investment	30	30	60
Other spending measures — sectoral	4,342	1,431	5,773
Other spending measures — training	7	13	20
Other spending measures — research	100	100	200
Other spending measures — others	262	180	442
Personal income tax measures	70	-15	55
Corporate income tax measures	461	516	977

Total federal stimulus	5,272	2,255	7,527
Sectoral leverage	1,300	—	1,300

Total federal stimulus	22,742	17,200	39,942
Total stimulus (with leverage)	29,298	22,316	51,613

As a share of GDP (%)
Total federal stimulus	1.5	1.1	2.5
Total stimulus (with leverage)	1.9	1.4	3.2

Economic Impacts
Based on the above estimated multipliers, the Economic Action Plan is expected to boost real GDP growth by 1.2 per cent in 2009 and by 0.1 per cent in 2010 (Table A1.3). Including the funds leveraged through the participation of other orders of government, the positive impact on real GDP growth is expected to be 1.6 per cent in 2009 and 0.2 per cent in 2010. By the end of 2010, the level of real GDP is almost two per cent higher than would be the case without the Economic Action Plan. This is expected to translate into an increase in employment growth of 0.5 per cent in 2009 and 0.4 per cent in 2010, which means an additional 189,000 jobs created or maintained by the end of 2010 than would be the case without the Economic Action Plan.
Table A1.3
Impact on Real GDP and Employment of the Economic Action Plan

	Real GDP			Employment
	Percentage		Per cent	Percentage		Per cent	Net
	Point change		change	Point change		change	new jobs
	in growth rates		of level	in growth rates		of level	(,000)
	2009	2010	2010Q4	2009	2010	2010Q4	2010Q4

Federal stimulus	1.2	0.1	1.4	0.4	0.3	0.8	142
Provincial/municipal leverage	0.4	0.1	0.5	0.1	0.1	0.3	47
Total stimulus plan	1.6	0.2	1.9	0.5	0.4	1.1	189

2007 Economic Statement
This budget is the second of a two-step process that began with the October 2007 Economic Statement. On October 30, 2007 just before the United States entered a recession and one year before the G20 agreement, the Government of Canada put into place historic tax cuts to boost economic growth. As stated in the introduction to the 2007 Statement, “Given this global economic uncertainty, now is the time to act. Our strong fiscal position provides Canada with an opportunity that few other countries have—to make broad-based tax reductions that will strengthen our economy, stimulate investment and create more and better jobs.”
With the 2007 Economic Statement, the Government provided significant, ongoing, incremental tax relief to Canadians starting in 2008 (Table A1.4). These measures included the reduction in the GST rate—from 6 to 5 per cent—and the reductions in general corporate income tax rates as well as personal income tax relief (see Table A1.6 for more detail on specific measures).
Table A1.4
Incremental Tax Relief Relative to 2007 from Measures Announced in the 2007 Economic Statement

	2008–09[1]	2009–10	2010–11
	(millions of dollars — cash basis)
Goods and Services Tax rate reduction	5,895	5,820	6,165
Personal income tax reductions	4,795	1,200	1,230
Corporate income tax reductions	1,320	1,355	1,345
Total tax relief	12,010	8,375	8,740
As a share of GDP (%)	0.7	0.5	0.5

[1]	Includes measures that come into effect in 2008 and personal income tax relief effective for 2007 that was realized by taxpayers as a result of filing their 2007 returns in 2008. Includes incremental tax relief only.
Similar to fiscal actions taken in this budget, these recent permanent tax reductions will continue to benefit the Canadian economy in 2009 and 2010 as consumers and businesses adjust to the lower level of taxation and second-round effects take place. The approach and model described above have been used to assess the impact these tax cuts had on the economy in 2008 and will have in 2009 and 2010. The results suggest that these tax reductions will continue to have a material impact on the economy this year and next. By the end of 2010, real GDP is estimated to be 0.6 per cent higher and employment 0.4 per cent (equivalent to 77,000 jobs) higher than it would otherwise have been (Table A1.5).

Table A1.5
Estimated Economic Impacts of Tax Relief Measures Announced in the 2007 Economic Statement and the Economic Action Plan

	Percentage point			Per cent
	change in			change	Net new
	growth rates			of level	jobs (,000)
	2008	2009	2010	2010Q4	2010Q4
	(percentage points, except where otherwise indicated)
Economic Action Plan (including leverage)
Real GDP	—	1.6	0.2	1.9	—
Employment	—	0.5	0.4	1.1	189

2007 Economic Statement
Real GDP	0.3	0.2	0.1	0.6	—
Employment	0.1	0.2	0.1	0.4	77

Total stimulus
Real GDP	0.3	1.8	0.3	2.5	—
Employment	0.1	0.7	0.5	1.5	266

Therefore, the Economic Action Plan in this budget, together with the ongoing benefits of the tax reductions announced in the 2007 Economic Statement, is estimated to boost real GDP by 2.5 per cent and create or maintain about 265,000 jobs by the end of 2010 (Chart A1.1).

Of note, these impacts do not include a number of other important tax reduction measures that took effect in 2008 or will take effect in 2009 and 2010 but which were announced outside of the 2007 Economic Statement. These measures, with detail on the measures announced in the 2007 Economic Statement, are summarized in Table A1.6 below.
The permanent tax reductions in this budget, as well as those previously implemented by the Government, will have positive economic impacts beyond 2010. These measures improve incentives to work, save and invest, and will ultimately lead to permanently higher productive capacity.3

[3]	A detailed description and analysis of the channels through which various tax reductions affect economic activity in the long run are provided in the Department of Finance working paper 2004–10 “Taxation and Economic Efficiency: Results from a Canadian CGE model,” Max Baylor and Louis Beauséjour.

Table A1.6
Major Incremental Tax Relief for Canadians, 2008–10
Individuals and Families

	Budget 2006 and		Budget 2008 and 2008
Taking	2006 Tax Fairness	2007 Economic	Economic and Fiscal
effect in:	Plan, Budget 2007	Statement	Statement

2008	• Introduction of the Working Income Tax Benefit[1]	• Reduction of the GST rate from 6 to 5 per cent

	• Introduction of the Child Tax Credit[1]	• Reduction of the lowest personal income tax rate from 15.5 to 15 per cent[1]

	• Introduction of pension income splitting[1]	• Increase in the basic personal amount to $9,600 for 2007 and 2008[1]

2009		• Increase in the basic personal amount to $10,100	• Introduction of the Tax-Free Savings Account

• Temporary reduction in RRIF minimum withdrawals

Businesses

	Budget 2006 and		Budget 2008 and 2008
Taking	2006 Tax Fairness	2007 Economic	Economic and Fiscal
effect in:	Plan, Budget 2007	Statement	Statement

2008	• Reduction of the general corporate income tax rate from 21 per cent to 20.5 per cent	• Accelerate the reduction of the general corporate income tax rate to 19.5 per cent

	• Reduction of the small business tax rate from 12 per cent to 11.5 per cent	• Accelerate the reduction of the small business tax rate to 11 per cent

• Elimination of the corporate surtax

• Temporary accelerated CCA incentive for machinery and equipment investment by manufacturing or processing firms

Table A1.6 (cont’d)
Major Incremental Tax Relief for Canadians, 2008–10
Businesses (cont’d)

Budget 2006 and
Taking	2006 Tax Fairness	2007 Economic	Budget 2008 and 2008
effect in:	Plan, Budget 2007	Statement	Economic Fiscal Statement

2009	• Reduction of the general corporate income tax rate to 20 per cent	• Accelerate the reduction of the general corporate income tax rate to 19 per cent	• Extension of the temporary accelerated CCA incentive for machinery and equipment investment

• Reduction of the small business tax rate to 11 per cent

2010	• Reduction of the general corporate income tax rate to 19 cent	• Reduction of the general corporate income tax rate to 18 per cent	• Extension of the temporary accelerated CCA incentive for machinery and equipment investment

[1]	While these measures were effective for the 2007 tax year, they were not reflected in changes in withholding tables or instalment payments during 2007. Thus, individuals did not benefit from tax reductions accruing in 2007 until they filed returns in early 2008.
Comparison with Proposed
U.S. Fiscal Stimulus Plan
The U.S. Council of Economic Advisors has estimated that the proposed U.S. fiscal stimulus plan (assumed to be US$775 billion) would increase the level of real GDP by 3.7 per cent and employment by 2.6 per cent, or 3.7 million jobs, by the end of 2010. These estimated impacts are similar to those published by Macroeconomic Advisors, a leading U.S. forecast firm, which estimates the boost to U.S. real GDP at 3.2 per cent and employment at 2.3 per cent, or 3.3 million jobs, by the end of 2010.

The estimates presented in this annex suggest that the combined impact of Canada’s Economic Action Plan, including leverage from other levels of government, and the impact of the permanent tax reductions announced in the 2007 Economic Statement, will boost employment by 1.5 per cent by the end of 2010. However, this estimate assumes that a 1-per-cent increase in real GDP increases employment by 0.6 per cent after two years, compared to 0.75 per cent in the two U.S. studies. Using the output-employment multiplier used in these U.S. studies would raise the employment effect to 1.9 per cent by the end of 2010, compared to 2.6 per cent in the U.S. Council of Economic Advisors’ study.
This comparison accounts for permanent tax reductions implemented in Canada in 2008 as a result of the 2007 Economic Statement but does not account for the sunsetting of temporary tax cuts in the United States. In effect, the estimate for the U.S. stimulus plan includes tax reductions that offset the expiration of their 2008 temporary tax cuts. These tax reductions account for about one-third of the currently proposed U.S. plan, and are largely temporary. While these new tax cuts will compensate for the contractionary effect of last year’s temporary reductions running their course, they will not provide significant additional economic stimulus. Moreover, temporary personal income tax reductions create significantly less economic activity than permanent reductions, as a significant share of temporary tax reductions are saved.
This is illustrated in Chart A1.2, which compares the multiplier for a permanent personal income tax reduction to that of a two-year temporary reduction, where about 70 per cent of these reductions are saved. This estimate of the proportion of the tax reduction saved is in line with private sector estimates of last year’s U.S. temporary tax reduction.4 Taking this into account, the current Canada’s Economic Action Plan and proposed U.S. fiscal stimulus plan will provide approximately the same proportional impact on employment.

[4]	See, for example, Macroeconomic Advisers “Forecast Details,” February 8, 2008, and Goldman Sachs “A Trader’s Recession,” February 1, 2008, which both place the proportion of the 2008 temporary U.S. tax reduction saved at 70 per cent.

Annex A STRONG RECORD OF TAX RELIEF

Since coming to office, the Government has implemented an ambitious agenda of tax relief aimed at creating a tax system that rewards Canadians for realizing their full potential, improves standards of living, fuels job creation and growth in the economy, and encourages investment in Canada. The tax relief proposed in this budget totals more than $20 billion over 2008–09 and the following five fiscal years.

Table A2.1
Tax Relief Proposed in Budget 2009

	2008 – 2009	2009 – 2010	2010 – 2011	2011 – 2012	2012 – 2013	2013 – 2014	Total
	(millions of dollars)
Personal Income Tax

Personal amounts and income tax brackets	470	1,885	1,950	2,055	2,180	2,320	10,860

Enhanced Canada Child Tax Benefit/National Child Benefit supplement (CCTB/NCBs)[1]	—	230	310	320	325	325	1,510

Increase Working Income Tax Benefit	145	580	580	585	585	585	3,060

Increase Age Credit	80	325	340	360	380	405	1,890

Introduce Home Renovation Tax Credit	500	2,500	—	—	—	—	3,000

Introduce First-Time Home Buyers’ Tax Credit	30	175	180	185	185	190	945

Increase Home Buyers’ Plan limit	—	15	15	15	15	15	75

Extend Mineral Exploration Tax Credit	—	70	-15	—	—	—	55

RRSP/RRIF losses after death	30	—	—	—	—	—	30

Sub-total[1]	1,255	5,550	3,050	3,200	3,345	3,515	19,915

Business Income Tax

Increase small business limit	—	45	80	80	90	100	395

Extend temporary 50-per-cent straight-line capital cost allowance rate for M&P machinery & equipment	—	—	—	320	530	140	990

Introduce temporary 100-per-cent capital cost allowance rate for computers	—	340	355	-125	-160	-105	305

Interest deductibility	—	—	—	—	80	105	185

Sub-total	0	385	435	275	540	240	1,875

Total[1]	1,255	5,935	3,485	3,475	3,885	3,755	21,790

Note: Totals may not add due to rounding.

[1]	Enhanced CCTB/NCBs is an expenditure, and so is not included in the calculation of total tax relief.

Actions taken by the Government of Canada since 2006, including those proposed in Budget 2009, will reduce taxes on individuals, families and businesses by an estimated $220 billion over 2008–09 and the following five fiscal years.
As a result of these actions, Canada is better positioned than most countries to withstand the effects of today’s global economic challenges. At the same time, Canada is building a solid foundation for future economic growth and higher living standards for Canadians.
Table A2.2
Tax Relief Provided Since 2006,
Including Measures Proposed in Budget 2009

	2008 – 2009	2009 – 2010	2010 – 2011	2011 – 2012	2012 – 2013	2013 – 2014	Total
	(billions of dollars)							(per cent)
GST	11.6	11.5	12.2	13.1	13.8	14.6	76.8	35
Personal tax	12.0	15.3	13.1	13.6	14.2	14.9	83.1	38
Business tax	5.3	7.1	8.6	10.4	13.8	14.9	60.2	27
Total	28.9	33.9	33.9	37.1	41.8	44.4	220.0	100

Notes: Totals may not add due to rounding. Numbers have been revised based on Budget 2009 forecasts.

Tax Relief for Individuals and Families in 2009
As shown in Table A2.3, tax reductions introduced since 2006, including measures proposed in Budget 2009, are providing substantial tax savings for individuals and families. Canadians at all income levels are benefiting from this tax relief, with proportionately greater savings for those with lower incomes. For example, for those families with incomes of $15,000 to $30,000, tax relief in 2009 will average $649—a reduction of 53 per cent—while families with income in the $80,000 to $100,000 range will receive, on average, a tax reduction of $2,287, or 17 per cent.
Table A2.3
Tax Relief1 for Individuals by Family Income Group, 2009

	Average Tax Relief in 2009
	GST	Personal Income Tax		Total
					Tax Relief as a Share
Total Family Income		To Date	Budget 2009		of Net Tax Paid[2]
	(dollars)				(per cent)
Less than 15,000	130	95	147	372	100
15,000 – 30,000	280	201	168	649	53
30,000 – 45,000	400	444	247	1,092	31
45,000 – 60,000	510	629	356	1,494	23
60,000 – 80,000	630	787	473	1,890	20
80,000 – 100,000	770	903	614	2,287	17
100,000 – 150,000	960	1,036	717	2,714	14
Over 150,000	1,640	1,241	887	3,768	7

[1]	In Budgets 2006, 2007, 2008, and 2009, the 2006 Tax Fairness Plan, the 2007 Economic Statement and the 2008 Economic and Fiscal Statement.

[2]	Net tax paid equals federal personal income tax plus GST minus federal refundable tax credits (mainly the GST credit) payable for 2009 in the absence of tax relief provided since 2006. The maximum percentage presented for tax relief as a share of net tax paid is 100%.

Tax Relief for Low- and Modest-Income Canadians
Low- and modest-income Canadians are the main beneficiaries of many of the tax reductions introduced by the Government since 2006. Examples of such actions are below.
Proposed in Budget 2009
•	Provide relief to taxpayers by increasing the basic personal amount by 7.5 per cent over its 2008 level to $10,320.
•	Provide an estimated $1.5 billion in additional support through enhancements to the Canada Child Tax Benefit and the National Child Benefit supplement.
•	Make work more rewarding for about 1.5 million low-income Canadians by enhancing the Working Income Tax Benefit (WITB), which was introduced in Budget 2007.
•	Increase the Age Credit amount by $1,000 to provide tax savings to about 2.2 million seniors. This is in addition to a $1,000 increase in the amount as part of the 2006 Tax Fairness Plan.
Other Actions Since 2006
•	Reduced the GST to 5 per cent from 7 per cent, which delivers tax relief to all Canadians, even those who do not earn enough to pay personal income tax.
•	Maintained the GST credit level while reducing the GST by two percentage points, which translates into more than $1.1 billion in benefits annually for low- and modest-income Canadians.
•	Introduced a new Child Tax Credit, which provides relief of up to $313 per child for 2009.
•	Increased the spousal and other related amounts to equal the basic personal amount so that single-earner families, including single parents, receive the same tax treatment as that already provided by the basic personal amount to two-earner families.
•	Introduced the Canada Employment Credit, which recognizes work-related expenditures such as home computers, uniforms and supplies.
•	Promoted physical fitness among children through the Children’s Fitness Tax Credit, which recognizes up to $500 in eligible fees for enrolment in a physical activity program.
•	Introduced the Public Transit Tax Credit for the purchase of eligible transit passes to encourage individuals to make a sustained commitment to public transit use.

Tax Relief for Low- and Modest-Income Canadians (cont’d)
•	Doubled the amount of pension income eligible for the Pension Income Credit, which benefits nearly 3.3 million pensioners.
•	Ensured that income from a Tax-Free Savings Account does not affect eligibility for income-tested benefits, such as the Guaranteed Income Supplement.
•	Introduced a Textbook Tax Credit on amounts of up to $65 per month to provide better tax recognition for the cost of textbooks for students.
•	Exempted scholarship and bursary income from tax.
•	Created the Registered Disability Savings Plan, which helps parents and others save to ensure the long-term financial security of a child with a severe disability.
•	Addressed outstanding policy recommendations of the Technical Advisory Committee on Tax Measures for Persons with Disabilities by extending eligibility for the Disability Tax Credit, and increasing the Child Disability Benefit and the maximum amount of the Refundable Medical Expense Supplement.
Tax Relief for Individuals and Families Prior to Budget 2009
Advantage Canada, the Government’s long-term economic plan, made a commitment to make Canada’s tax system fairer, focusing on initiatives that contribute the most to economic growth, including:
•	Making work pay for the many low- and modest-income individuals who face obstacles to joining or staying in the workforce.
•	Making Canada a better place for our highly skilled workers to live and work, and making it more rewarding for all Canadians to invest in the knowledge and skills that will lead to a more productive economy.
•	Helping Canadians save for their futures, whether to finance their retirement or the education of their children.
The Government’s commitment is paying off in the form of greater opportunity and choice for people. For example:
•	All Canadians—even those who do not earn enough to pay personal income tax—are benefiting from the 2-percentage-point reduction in the GST rate. Maintaining the GST credit level while reducing the GST by two percentage points translates into more than $1.1 billion in benefits annually for low- and modest-income Canadians.

•	All taxpayers are benefiting from personal income tax relief, which includes reducing the lowest personal income tax rate to 15 per cent from 16 per cent and increasing the basic amount that all Canadians can earn without paying federal income tax.
•	The Working Income Tax Benefit is strengthening work incentives for low-income Canadians already in the workforce, and encouraging low-income Canadians to enter the workforce.
•	The new Tax-Free Savings Account is improving incentives to save through a flexible, registered general-purpose account that allows Canadians to earn tax-free investment income.
In addition to tax relief, the Government has introduced measures targeted to help families, students, seniors and pensioners, workers, persons with disabilities, and communities. Examples of such measures include:
•	The Registered Disability Savings Plan, which will contribute to the financial security and well-being of children with severe disabilities.

•	A Child Tax Credit that is based on an amount of more than $2,000 for each child under 18.

•	A tax credit for transit passes.
A Business Tax Advantage for Long-Term Prosperity
Since 2006, the Government has introduced significant tax relief to position Canadian businesses for success—in 2009–10 alone, total tax relief for Canadian businesses, including the measures proposed in Budget 2009, will total more than $7 billion. In 2008-09 and the following five fiscal years, business tax relief will total more than $60 billion.
A Strong Record of Tax Relief for Canadian Businesses
A competitive business tax system that is responsive to changes in the economic environment is important to encourage new investment, growth and job creation in Canada. The Government is committed to helping Canadian businesses in the current economic circumstances to emerge even stronger and better equipped to compete globally as the economy recovers.

Key initiatives, which are providing important tax relief, include:
•	Substantial, broad-based tax reductions that will reduce the general corporate income tax rate from 22.12 per cent (including the corporate surtax) in 2007 to 15 per cent by 2012. The Government is committed to moving ahead with these tax reductions. The schedule of rate reductions, which includes a reduction to 19 per cent in 2009 from 19.5 per cent in 2008, is as follows:
Table A2.4
General Federal Corporate Income Tax Rate

	2007	2008	2009	2010	2011	2012
	(per cent)
Rate reduction schedule	22.12[1]	19.5	19.0	18.0	16.5	15.0

[1]	Includes the 1.12-per-cent corporate surtax, which was eliminated January 1, 2008.
•	A significant increase in the amount of small business income eligible for the reduced federal tax rate to $400,000 from $300,000 as of January 1, 2007, and a reduction of the federal tax rate applying to qualifying small business income to 11 per cent in 2008 from 12 per cent in 2007. Budget 2009 proposes to increase the amount of small business income eligible for the reduced federal tax rate to $500,000 effective January 1, 2009.

•	A temporary 50-per-cent straight-line accelerated capital cost allowance (CCA) rate for investment in manufacturing or processing machinery and equipment undertaken before 2010. Budget 2009 proposes to extend the 50-per-cent straight-line accelerated CCA rate to investments in manufacturing or processing machinery and equipment undertaken in 2010 and 2011.

•	The alignment of CCA rates for a number of assets, including non-residential buildings, computers, railway locomotives, carbon dioxide pipelines, natural gas distribution pipelines, and liquefied natural gas facilities, to better reflect their useful life—this both reduces the tax burden on investment and ensures neutral tax treatment of CCA, encouraging investment to flow to its most productive uses.

•	Budget 2009 also proposes a temporary two-year measure that allows businesses to fully expense their investment in computers in the first year that CCA deductions are available.

These and other tax relief measures are now providing fiscal stimulus and helping Canadian businesses boost productivity and cope with difficult economic circumstances.
Moreover, as a result of corporate income tax reductions introduced by the Government since 2006, Canada will have the lowest statutory tax rate in the G7 by 2012. Canada will also have a statutory tax rate advantage over the U.S. of more than 12 percentage points (Table A2.5).
Table A2.5
Statutory General Corporate Income Tax Rates in G7 Countries

	2007	2012
	(per cent)
Japan	39.5	39.5
United States	39.3	39.3
France	34.4	34.4
Italy	37.3	31.4
Germany	38.9	30.2
United Kingdom	30.0	28.0
Canada[1]	34.1	27.2
Federal statutory rate[1]	22.1	15.0
Average provincial-territorial statutory rate	12.0	12.2

[1]	The 2007 statutory tax rate includes the 1.12-per-cent corporate surtax, which was eliminated January 1, 2008.

Sources: Department of Finance; OECD Tax Database.
As well, Canada will reach the goal of the lowest overall tax rate on new business investment (marginal effective tax rate1 (METR)) in the G7 by 2010, and the METR advantage for Canada over the U.S. will be more than 10 percentage points by 2012.
The competitiveness of our business tax system will encourage and attract new investment in Canada, including foreign direct investment from abroad.

[1]	The marginal effective tax rate (METR) on new business investment takes into account federal and provincial statutory corporate income tax rates, deductions and credits available in the corporate tax system and other taxes paid by corporations, including provincial capital taxes and retail sales taxes on business inputs. The methodology for calculating METRs is described in the 2005 edition of Tax Expenditures and Evaluations (Department of Finance).

The significant corporate tax relief being provided by the Government is in addition to existing provisions of the tax system that assist businesses, such as those that help to smooth the impact of business cycles by allowing businesses to use current year operating losses to reduce their tax liability in preceding and future taxation years. Similarly, unused investment tax credits (ITCs) can be carried over to other years to preserve the incentive effect of the credits for businesses that are not currently profitable. Under Canada’s generous carry-over regime, businesses may carry their operating losses and unused ITCs back up to 3 years and forward up to 20 years.
Federal-Provincial-Territorial Collaboration
Provinces and territories have a crucial role to play in securing a business tax advantage for Canada.
Provincial Sales Tax Modernization
Provincial retail sales taxes (RSTs) are outdated and inefficient. They impose a significant tax burden on new business investment and increase the day-to-day operating costs of Canadian businesses. Unlike the Goods and Services Tax (GST), under which businesses receive a credit for the sales tax they pay on their inputs, these costs are subsequently embedded in the prices consumers pay for goods and services. Ultimately, this makes our businesses less competitive, reduces employment and lowers the standard of living for Canadians. Modernizing these harmful taxes by implementing a value-added tax structure harmonized with the GST is the single most important step that provinces with RSTs could take to stimulate new business investment, create jobs and improve Canada’s overall tax competitiveness.
The RSTs in effect in the provinces of British Columbia, Saskatchewan, Manitoba, Ontario and Prince Edward Island are significantly increasing their respective METRs on new business investment. If all five provinces currently imposing an RST were to adopt harmonized value-added taxes, the METR for Canada on new business investment would be reduced by more than 7 percentage points. The benefits to businesses investing and operating in these provinces would be much greater on both new capital and other inputs used in the production of goods and services as a result of the elimination of sales tax.
The Government remains committed to working with provinces that still have RSTs to identify and evaluate potential areas where changes to the current framework for federal-provincial harmonization could facilitate provincial movement towards the creation of a fully modernized and efficient consumption tax system in Canada.

A 25-Per-Cent Combined Federal-Provincial-Territorial Statutory Tax Rate
In Canada, the combined federal-provincial-territorial corporate income tax rate has been trending downward since 1980. Between 1980 and 2012, the federal corporate income tax rate will have declined substantially from 37.8 per cent to 15 per cent. However, over the same period, there will be virtually no change in the average provincial corporate income tax rate (Chart A2.1).
To strengthen Canada’s business tax advantage and help Canadian businesses succeed in a period of global economic turmoil, the Government is calling on provinces and territories to join Alberta and British Columbia by reducing their corporate income tax rates to 10 per cent and move Canada towards the goal of a 25-per-cent combined federal-provincial statutory tax rate by 2012—Alberta already has a 10-per-cent corporate income tax rate and British Columbia is reducing its corporate income tax rate to 10 per cent by 2011.

Provincial sales tax harmonization, together with a 25-per-cent combined federal-provincial-territorial statutory tax rate by 2012, would bring the METR for Canada to 14.7 per cent, well below the average METRs for Organisation for Economic Co-operation and Development and small developed countries—21.2 per cent and 19.5 per cent respectively.
Elimination of General Capital Taxes
Capital taxes are particularly damaging for business investment because they must be paid regardless of whether a corporation is profitable. These profit-insensitive taxes add to the difficulties businesses face during downturns in the business cycle. To increase the competitiveness of Canadian businesses, the Government eliminated the federal capital tax in 2006.
In addition, the Government introduced in Budget 2007 a temporary financial incentive to encourage provinces to eliminate their general capital taxes as quickly as possible, and to eliminate or replace their capital taxes on financial institutions with a minimum tax. The progress made to date by provinces is encouraging—all general provincial capital taxes will be eliminated by 2012.

Annex RESPONSIBLE SPENDING

Overview
The Government is committed to delivering programs and services that are efficient and effective, aligned with the priorities of Canadians and sustainable over the long term.
To achieve these objectives, the Government introduced a new approach to managing spending, a central element of which is the ongoing review of existing spending. These reviews assess whether programs are achieving their intended results, are effectively managed, and are appropriately aligned with the priorities of Canadians and with federal responsibilities. This exercise is about good management and responsible spending.
Strategic Reviews
In 2008, 21 departments and agencies undertook strategic reviews of their programs and spending. In total, ministers examined departmental spending amounting to $25 billion, or about 27 per cent of total direct program spending.
As a result of these reviews, departments are streamlining operations, realigning their activities and transforming their organizations to deliver better programs and better results to Canadians. Consistent with the estimated savings included in the Economic and Fiscal Statement, the reviews have identified ongoing savings totalling $586 million per year that stem from opportunities to:
•	Increase efficiency and effectiveness. Change the way the Government delivers programs and services to be more effective and efficient.
•	Focus on core roles. Focus on providing programs that are consistent with federal roles and responsibilities, and ensure services are delivered by those best positioned to do so.
•	Meet the priorities of Canadians. Align federal activities with the needs and priorities of Canadians and eliminate programs that are no longer necessary.
The resulting savings are being redirected to fund new initiatives as part of the Economic Action Plan, both within review departments and to broader spending areas in Budget 2009.

Table A3.1
Strategic Review Savings

	2009–10	2010–11	2011–12
	(millions of dollars)
Savings Identified	349.1	448.9	586.1

Reinvestments
Strategic review reinvestments	34.3	50.8	81.6
Budget 2009 reinvestments in review departments	2,141.5	2,040.6	400.0
Other investments in Budget 2009 priorities			104.5

Total	2,175.8	2,091.4	586.1

Note: Totals may not add due to rounding.

Health
Health Canada and the Public Health Agency of Canada have undertaken full reviews to better align programs, science and research activities to support Canadians’ health priorities and a strengthened Canadian health care system. As a result of these reviews, the Government is refocusing its programs to better deliver on its core federal role in health, is realigning existing resources and programs to improve management of risks to human health, and is pursuing innovative domestic and international partnerships.
The savings realized will be used to help strengthen First Nations and Inuit health care and make strategic investments in health care infrastructure through Canada Health Infoway, a not-for-profit corporation that is working to accelerate the use of electronic health records in Canada.
Table A3.2
Strategic Review Savings

	2009–10	2010–11	2011–12
	(millions of dollars)
Increasing Efficiency and Effectiveness
Realigning programs and internal resources to gain efficiencies and improve results	17.0	25.0	32.0
Realigning resources where objectives have been achieved	8.5	7.5	9.4
Leveraging internal and broader federal capacity for improved service delivery	1.1	1.1	1.1

Focusing on Core Role
Aligning program activities to core mandate	13.3	14.5	14.8

Meeting the Priorities of Canadians
Realigning partnerships to achieve the priorities of Canadians	2.3	2.3	11.5
Refocusing research to take advantage of advancements in science	0.5	2.4	3.4

	42.7	52.9	72.2
Reinvestments in Budget 2009
First Nations and Inuit health	202.3	237.5
Canada Health Infoway[1]	200.0	200.0	100.0

Note: Totals may not add due to rounding.

[1]	Notional cash allocation.

Granting Councils
The Canadian Institutes of Health Research, the Natural Sciences and Engineering Research Council of Canada and the Social Sciences and Humanities Research Council of Canada are streamlining operations and aligning programs with the objectives of the Government’s Science and Technology Strategy and national research priorities. Through closer coordination, these agencies are improving the effectiveness of existing programs, aligning their programs with their core roles and fostering the development of innovative new programs.
These savings will be used in this budget to support repairs at post-secondary institutions, to upgrade key Arctic research facilities, to expand the Canada Graduate Scholarships program and graduate internships, and to support new world-class research facilities. This budget also sets aside $750 million to support the current and future activities of the Canada Foundation for Innovation.
Table A3.3
Strategic Review Savings

	2009–10	2010–11	2011–12
	(millions of dollars)
Increasing Efficiency and Effectiveness
Streamlining research support activities to reduce overlap in granting programs	1.9	8.8	36.3
Aligning funding with actual needs and making better use of other programs with similar objectives	10.2	22.5	34.2
Focusing on Core Role
Reducing programs that overlap with the mandate of other federal organizations to focus on priorities	5.6	11.6	16.8

	17.7	43.0	87.2
Reinvestments in Budget 2009
Improving infrastructure at universities and colleges	1,000.0	1,000.0
Canada Foundation for Innovation		50.0	75.0
Canada Graduate Scholarships	35.0	35.0	17.5
Industrial R&D Internships	2.5	1.0
Arctic research infrastructure	35.8	51.2
Institute for Quantum Computing	50.0

Note: Totals may not add due to rounding.

National Research Council Canada
As a result of its review, the National Research Council Canada has more closely aligned its programs with the objectives of the Government’s Science and Technology Strategy and national research priorities as well as considered alternative service delivery models for certain activities that are not aligned with its core role. National Research Council Canada is now better positioned to play its role in supporting innovation in Canada and to adapt to the rapidly evolving science and technology information environment.
The savings realized will be used in this budget to increase support for small and medium-sized businesses to innovate.
Table A3.4
Strategic Review Savings

	2009–10	2010–11	2011–12
	(millions of dollars)
Increasing Efficiency and Effectiveness
Achieving efficiencies at National Research Council Canada	5.8	5.8	5.8
Focusing on Core Role
Exploring alternative service delivery models for services that are not aligned with National Research Council Canada’s core mandate			10.3

	5.8	5.8	16.1
Reinvestments in Budget 2009
Industrial Research Assistance Program	100.0	100.0

Note: Totals may not add due to rounding.

Canadian Space Agency
Through its review, the Canadian Space Agency assessed its programs to ensure they continue to meet government priorities, align with the Government’s Science and Technology Strategy and deliver economic benefits to Canada. The Agency will focus on the development of programs and technologies required for future space missions by strengthening its relationships with the space industry and universities to build specialized expertise and leading-edge technology.
The savings generated by the Canadian Space Agency will be directed toward the development of terrestrial prototypes for space robotic vehicles, such as the Mars Lander and Lunar Rover, and for the further development of other technologies and space robotics.
Table A3.5
Strategic Review Savings

	2009–10	2010–11	2011–12
	(millions of dollars)
Increasing Efficiency and Effectiveness
Moving to a more collaborative approach with industry and academia to build capacity for space technology	1.4	2.5	6.0

	1.4	2.5	6.0
Reinvestment in Budget 2009
Space robotics research and development	20.0	60.0	30.0

Note: Totals may not add due to rounding.

Public Safety
Through the strategic review process, the Correctional Service of Canada, the National Parole Board and the Royal Canadian Mounted Police assessed their programs and services to identify better ways of delivering them while ensuring public safety and maintaining Canadians’ confidence in our justice system. As a result of the review, the Government is realizing efficiencies by streamlining programs and centralizing internal services within these organizations, and ensuring that programs and funding are focused in the areas where they are most needed.
The savings realized will be reinvested in this budget to enhance capacity and improve results in the areas of community supervision, correctional interventions and custody.
Table A3.6
Strategic Review Savings

	2009–10	2010–11	2011–12
	(millions of dollars)
Increasing Efficiency and Effectiveness
Streamlining programs and centralizing internal services to achieve efficiencies and economies of scale	9.5	24.0	60.5
Realigning of capital expenditures and support	38.5	38.7	18.3
Meeting the Priorities of Canadians
Refocusing programs to support reintegration of inmates into communities	0.5	1.6	9.3

	48.5	64.3	88.0
Reinvestments in Budget 2009
Strengthening public safety	16.4	28.7	48.8

Note: Totals may not add due to rounding.

Public Sector Management
Six central human resources organizations conducted a horizontal review of the central human resources management and policy functions they deliver with a view to ensuring the efficiency and effectiveness of these functions. The six organizations are: the Canada Public Service Agency, the Canada School of Public Service, the Public Service Commission, the Public Service Labour Relations Board, the Public Service Staffing Tribunal and the Treasury Board of Canada Secretariat. In addition, the Treasury Board Secretariat reviewed its approach to managing employee and pensioner benefits with a view to increasing cost-effectiveness and enhancing accountability.
As a result of the review, roles and responsibilities across the central human resources management organizations have been aligned to reduce duplication and overlap. Changes have also been made to reduce the costs of managing and administering benefit programs, and to better align benefit programs to employee and pensioner needs.
The Government will direct the savings realized toward creating and maintaining a modern public service that has a knowledge-based workforce and a forward-looking, productive work environment to better deliver on the priorities of Canadians.
Table A3.7
Strategic Review Savings

	2009–10	2010–11	2011–12
	(millions of dollars)
Increasing Efficiency and Effectiveness
Realigning programs to gain efficiencies and improve results	63.4	65.6	77.8
Making better use of internal resources and administrative efficiencies	7.9	10.2	11.0
Focusing on Core Role
Aligning programs with core mandate	18.9	31.6	24.4

	90.3	107.4	113.2
Reinvestments in Budget 2009
New human resources governance strategy	17.8	22.1	32.8

Note: Totals may not add due to rounding.

Agriculture and Agri-Food Canada
Through its strategic review, Agriculture and Agri-Food Canada is replacing or reducing programs that no longer meet the needs of clients and further aligning its programs with its mandate and the new Growing Forward policy framework. Through these changes, Agriculture and Agri-Food Canada is better positioned to help build a more profitable and globally competitive agriculture and agri-food sector that can manage risks better.
The Government will redirect the savings realized to the new suite of non-business risk management programs under Growing Forward as well as the new AgriFlexibility program, intended to improve competitiveness in the agricultural sector. Savings will also be used to strengthen slaughterhouse capacity across the country to support the beef and dairy industries and other livestock producers.
Table A3.8
Strategic Review Savings

	2009–10	2010–11	2011–12
	(millions of dollars)
Increasing Efficiency and Effectiveness
Sunsetting or reducing programs that have achieved their objectives or can be delivered with fewer resources	3.0	15.6	15.3

Meeting the Priorities of Canadians
Replacing programs with new programs that better meet the needs of clients	127.3	127.5	128.3

	130.2	143.2	143.6
Reinvestments in Budget 2009
Growing Forward programming	70.0	70.0	70.0
AgriFlexibility program	65.0	125.0
Slaughterhouse capacity	20.0	15.0	15.0

Note: Totals may not add due to rounding.

Justice Canada
Through its strategic review, Justice Canada assessed all areas of its operations to find ways to improve service delivery and streamline processes in developing policies, laws and programs, to maintain Canadians’ confidence in our justice system. Justice Canada is changing the way legal services are delivered across government by implementing a more risk-based approach in using legal resources.
The savings generated by Justice Canada will be used to strengthen and improve access to the family justice system by assisting families seeking information on their legal rights and obligations.
Table A3.9
Strategic Review Savings

	2009-10	2010-11	2011-12
	(millions of dollars)
Increasing Efficiency and Effectiveness
Making sure the right skills are used at the right place to deliver quality legal services within government	2.0	5.0	12.5

	2.0	5.0	12.5
Reinvestments
Family Law (as announced Sept. 6, 2008)	24.4	24.4	24.4

Note: Totals may not add due to rounding.

Transport Canada
Transport Canada is shifting to a more effective regulatory approach to safety and security, strengthening its leadership to meet global challenges in support of trade and security priorities, and refocusing its operations on national and essential services. As a result, Transport Canada is strengthening its capacity to advance transportation safety in Canada and to promote a more efficient, effective and environmentally clean transportation system.
The savings realized by Transport Canada will be used in this budget to support capital projects on federal bridges, to support rail capital projects, to improve rail safety across the country, and to support significant enhancements to the security of aviation in Canada.
Table A3.10
Strategic Review Savings

	2009–10	2010–11	2011–12
	(millions of dollars)
Increasing Efficiency and Effectiveness
Restructuring internally to better manage safety and security systems	1.6	2.6	7.3
Adopting new approaches to lease management and capital investment to achieve greater efficiencies and effectiveness	0.3	0.9	1.8
Focusing on Core Role
Phasing out certain subsidies to major Canadian airports	4.6	14.3	14.3

	6.5	17.7	23.3
Budget 2009 Reinvestments
Rail safety	9.7	13.4	16.1
Rail capital projects	14.5	19.3	15.0
Bridge infrastructure	11.8	23.0	21.2
Aviation security	280.5	15.8	15.8

Note: Totals may not add due to rounding.

Veterans Afiairs Canada
Veterans Affairs Canada examined its programs to identify improvements and efficiencies while maintaining the level of services and benefits to Canada’s veterans and their families. These increased efficiencies will help the Government to continue to provide care, treatment and support for veterans and to commemorate their achievements and sacrifices. Veterans Affairs Canada’s activities represent an annual expenditure of nearly $3.4 billion.
In Budget 2008, the Government invested $302 million over five years in Veterans Affairs Canada to extend support to survivors of war veterans, building on the $30 million per year provided in Budget 2007 for Operational Stress Injury Clinics, the new Veterans’ Ombudsman and enhanced services for veterans.
Table A3.11
Strategic Review Savings

	2009–10	2010–11	2011–12
	(millions of dollars)
Increasing Efficiency and Effectiveness

Making better use of internal resources and administrative efficiencies	3.9	4.5	6.5

Improving alignment of programs and services with actual needs		2.8	17.5

	3.9	7.3	24.0

	2007–08	2008–09	2009–10	2010–11	2011–12
	(millions of dollars)
Recent Investments
Budget 2008	259.0	12.0	11.2	10.4	9.5
Budget 2007	29.0	30.0	30.0	30.0	30.0

Note: Totals may not add due to rounding.

DEBT MANAGEMENT STRATEGY 2009—2010

Purpose
The Debt Management Strategy sets out the Government of Canada’s objectives, strategy and plans for the management of its domestic debt and foreign currency liabilities. Borrowing activities support the ongoing refinancing of government debt coming to maturity, the execution of the budget plan, and other financial operations of the Government, including borrowing on behalf of some Crown corporations.
The Financial Administration Act requires that the Government table the Debt Management Strategy in Parliament prior to the start of the fiscal year. Further information on the management of the Government’s debt and liquid financial assets, including a description of the governance framework and details on program activities and outcomes, can be found in two annual reports that are tabled in Parliament following the tabling of the Public Accounts of Canada: the Debt Management Report and the Report on the Management of Canada’s Official International Reserves, both of which can be found on the Department of Finance website.

Highlights of the Government of Canada’s Debt Management Strategy for 2009–10
✓	The Government of Canada debt program will increase in 2009–10 in order to finance the forecasted financial requirement of $101 billion, including planned initiatives under the new Extraordinary Financing Framework. Flexibility has been built into the 2009-10 debt program, as actual financial requirements over the course of the fiscal year could change from this projection.

✓	The debt program will support the Economic Action Plan in this budget and include measures to increase access to financing, which do not increase the federal debt, or accumulated deficit, as they are offset by interest-bearing financial assets.

✓	Annual gross issuance of domestic marketable bonds is planned to be about $82 billion in 2009–10, $6 billion higher than the projected $76 billion for 2008–09. The total bond stock is planned to increase by $54 billion to $349 billion.

✓	The bond program for 2009–10 will maintain or increase issuance in all current benchmark maturities, and a 3-year maturity will be re-introduced.

✓	The regular bond buyback program will be $2.4 billion in 2009–10, $2.9 billion less than in 2007–08, and will be conducted on a switch basis only.

✓	The average size of bi-weekly treasury bill auctions will increase for 3-month, 6-month, and 1-year terms. By the end of 2009–10, the treasury bill stock is projected to be $223 billion, about $29 billion higher than the level projected for the end of 2008–09.

✓	To provide market participants with as much transparency and predictability as possible regarding Government of Canada securities operations, updates to the debt strategy plan will be published, and consultations with market participants will be undertaken, as required.

Benefiting From Prudent Fiscal Management
To address the current economic challenges, substantial new borrowing has been undertaken to finance the Government’s plan for economic stimulus and access to credit. Fortunately, due to prudent financial management and debt reduction, Canada is in a good position to weather the current economic downturn and meet these funding challenges.
Since 2005–2006, the Government has reduced the federal debt by $37 billion. The proportion of government revenue spent on debt service charges has also been falling steadily and is expected to be 13 per cent in 2008–09, the lowest level since the 1970s.
As well as lowering interest charges—which frees up resources for more productive uses—the reduction in public debt has given the Government flexibility to deal with the current economic slowdown and difficult credit market situation, while maintaining a significant capacity to increase borrowing in order to face new challenges.
The emphasis on maintaining well-functioning government securities markets over the past few years, despite a rapid decline in debt levels, has enabled the Government to access a reliable and sustainable source of funding during this period of heightened borrowing requirements without need for major structural changes to the debt program.

Debt Management Framework
Composition of the Debt
The focus of the Government’s debt strategy is the market debt, which is a component of gross debt. The federal debt consists of the total liabilities of the Government of Canada (gross debt) minus financial and non-financial assets. The following diagram illustrates the relationships between the components of the federal debt (Figure A4.1).

For accounting purposes, gross debt is decomposed into market debt, which is issued and outstanding in financial markets; value adjustments to market debt (for the foreign exchange value of swap liabilities and the net of unamortized premiums and discounts of new issues and buybacks); capital leases; and other liabilities. The rest of the liabilities comprise liabilities held outside capital markets and include obligations to public sector pension plans as well as accounts payable and accrued liabilities and allowances.
Financial assets comprise cash on deposit with the Bank of Canada, chartered banks and other financial institutions; accounts receivable (including tax receivables); foreign exchange accounts; and loans (including loans to Crown corporations), investments and advances.
Non-financial assets comprise tangible capital assets, inventories and prepaid expenses.
The liabilities that are actively managed under the debt strategy include wholesale and retail debt denominated in Canadian dollars, together with foreign currency liabilities. The latter category comprises both direct foreign currency debt and derivatives (where domestic debt issues are converted to foreign currency via cross-currency swaps).
Borrowing activities support the ongoing refinancing of government debt coming to maturity, the execution of the budget plan, and other financial operations of the Government, including borrowing on behalf of some Crown corporations.

Borrowing Authority
Authority to borrow in financial markets is provided by Part IV of the Financial Administration Act (FAA), which authorizes the Minister of Finance, with the approval of the Governor in Council, to issue securities and undertake related activities, including entering into financial contracts and transactions of derivatives.
To satisfy the requirements under the FAA, anticipated borrowing and planned uses of funds are presented in the next section. Actual borrowing and uses of funds compared with those forecast will be reported in the 2009–10 Debt Management Report, and detailed information on outcomes will be provided in the 2010 Public Accounts of Canada. Both documents will be tabled in Parliament in the fall of 2010.
To determine the amount of borrowing authority to be requested from the Governor in Council, a margin for prudence is added to facilitate intra-year management of the debt and foreign exchange reserves.
In November, the Governor in Council approved an aggregate borrowing limit of $296 billion for 2008–09, an increase of $90 billion over the original 2008–09 Submission to Council.1 This intra-year increase in the borrowing limit was required to finance the first $25 billion installment of the Insured Mortgage Purchase Program (IMPP) and to support the Bank of Canada’s increased liquidity operations. A second increase in the borrowing limit in the current fiscal year may be required before the end of March 2009.
For 2009–10, the aggregate borrowing limit that will be requested from the Governor in Council to meet Budget 2009 financial requirements and provide a margin for prudence will be $370 billion.
The sources and uses of borrowings are described in the following section, and are set out in Table A4.1.

[1]	Approved Orders in Council are available on the Privy Council Office website at http://www.pco-bcp.gc.ca/oic-ddc.asp?lang=eng&Page=secretariats

Planned Borrowing Activities for 2009–10
Sources of Borrowing
The aggregate principal amount of money required to be borrowed by the Government from financial markets in 2009–10 to meet Budget 2009 stimulus measures, refinancing needs, and other financial requirements is projected to be $312 billion.
Uses of Borrowing
Refinancing Needs
In 2009–10, refinancing needs are projected to be approximately $232 billion. The main source of refinancing needs during the year stems from the turnover of the treasury bill stock, which has a term to maturity of one year or less. The next largest component is $23 billion in bonds that will mature in 2009–10. Other lesser amounts include retail debt (Canada Savings Bonds and Canada Premium Bonds) and foreign-denominated bonds that mature in 2009–10.
Financial Source/Requirement
The other main determinant of borrowing needs is the Government’s financial source or requirement. If the Government has a financial source, it can use the source for some of its refinancing needs. If it has a financial requirement, then it must meet that requirement along with its refinancing needs.
The financial source/requirement measures the difference between cash coming into the Government and cash going out. This measure is affected not only by the budgetary balance but also by the Government’s non-budgetary transactions.
The budgetary balance is presented on a full accrual basis of accounting, recording government liabilities and assets when they are incurred or acquired, regardless of when the cash is paid or received.

Non-budgetary transactions include changes in federal employee pension accounts; changes in non-financial assets; investing activities through loans, investments and advances (including loans to three Crown corporations—the Business Development Bank of Canada, Farm Credit Canada, and Canada Mortgage and Housing Corporation); and other transactions (e.g. changes in other financial assets and liabilities and foreign exchange activities).
For 2009–10, a budget deficit of $34 billion and a financial requirement of $101 billion are projected. As the planned amount to be borrowed is lower than the planned uses of borrowings, the year-end cash position is projected to decrease by $20 billion. However, the actual cash position at fiscal year-end will be influenced by a number of factors, notably Bank of Canada liquidity operations.
The 2009–10 financial requirement includes $65 billion for currently-planned initiatives under the new Extraordinary Financing Framework. This includes $50 billion for an augmentation in the IMPP. These measures do not increase the federal debt, or accumulated deficit, as they are offset by interest-bearing financial assets.
Actual borrowing for the year may differ from the forecast due to uncertainty associated with economic and fiscal projections, the timing of cash transactions and other factors, such as changes in foreign reserve needs and Crown borrowings. A full account of actual borrowing against the plan presented here will be provided in the 2009–10 Debt Management Report, which will be tabled in Parliament in the fall of 2010.

Table A4.1
Planned Sources and Uses of Borrowing for 2009–10

($ billions)
Sources of Borrowings
Payable in Canadian currency
Treasury bills[1]	223
Bonds	82
Retail debt	2

Total payable in Canadian currency	307
Payable in foreign currencies	5

Total cash raised through borrowing activities	312

Uses of Borrowings
Refinancing needs
Payable in Canadian currency
Treasury bills	194
Bonds	29
Of which:
Regular bond buybacks	2
Cash management bond buybacks	4
Retail debt	2
Canada Pension Plan bonds and notes	0

Total payable in Canadian currency	225

Payable in foreign currencies	7

Total refinancing needs	232

Financial source/requirement
Budgetary balance	34
Non-budgetary transactions
Pension and other accounts	-3
Non-financial assets	2
Loans, investments and advances
Entreprise Crown corporations	24
Insured Mortgage Purchase Program (net of redemptions)	45
Other	.5
Total Loans, investments and advances	70
Other transactions[2]	-1
Total non-budgetary transactions	68

Total financial source/requirement	101

Total uses of borrowings	332
Net Increase or Decrease (-) in Cash	-20

Notes:	Numbers may not add due to rounding. A negative sign denotes a financial source.

[1]	These securities are rolled over, or refinanced, a number of times during the year. This results in a larger number of new issues per year than the stock outstanding at the end of the fiscal year, which is presented in the table.

[2]	Other transactions are comprised primarily of the conversion of accrual adjustments into cash, such as tax and other account receivables, provincial and territorial tax collection agreements, and tax payables and other liabilities.

Update of Debt Management Activities in 2008–09
The 2008–09 borrowing program has changed from the 08–09 Debt Management Strategy plan published as part of Budget 2008. This deviation is due to the surge in financial requirements stemming from the Government’s actions to strengthen the position of Canada’s financial system.
Notably, the Government is supporting the availability of longer-term credit in Canada by purchasing up to $75 billion in insured mortgage pools by the end of the fiscal year under the IMPP—through the Canada Mortgage and Housing Corporation. This action is providing Canada’s financial institutions with significant and stable access to longer-term funds that they can then make available to consumers, homebuyers and businesses in Canada. The IMPP earns a modest rate of return for the Government with no additional risk to the taxpayer.
Borrowings undertaken by the Government to fund IMPP operations and to help the Bank of Canada inject liquidity into the financial system do not increase the federal debt, or the accumulated deficit, as they are offset by interest-bearing financial assets.
Financial requirements for 2008–09 are expected to be $104 billion, up from the initial projection of $15.4 billion (Table A4.2).
Table A4.2
2008–09 Financial Requirement–Change-Over Plan

	2008–09
Financial Requirement	Plan[1]	Outlook

	(billions of dollars)
Budget balance	-2	1
Non-budgetary transactions	18	103

Consolidated borrowings of BDC, CMHC and FCC	15	18
Insured Mortgage Purchase Program (net of redemption)	—	75
Other non-budgetary transactions	3	10
Financial requirement	15	104

Note: A negative sign denotes a financial source.

[1]	From Budget 2008 and 2008–09 Debt Management Report.

As a result of the increase in financial requirements, the gross bond program is expected to be $76 billion in 2008–09 compared with the original plan of $34 billion, while the treasury bill stock is expected to attain levels of roughly $194 billion by the end of 2008-09, compared with the original plan of $140 billion.
To date, the increase in issuance of Government of Canada securities has been well received by the market, due to strong demand for government securities. Both treasury bill and bond auctions continue to perform well.

2009–10 Debt Strategy
Objectives
The main objectives of the 2009–10 federal debt strategy are to efficiently raise funding, to refinance maturing debt, and to cover projected 2009—10 financial requirements. These include Budget 2009 fiscal stimulus measures and further actions by the Government to inject liquidity into the financial system and help sustain the availability of credit in Canada.
Through its debt strategy, the Government will continue to strive to maintain a well-functioning Government of Canada securities market, which helps to keep debt costs low and contributes to efficient capital markets by providing key pricing and hedging tools.
Debt Structure
In general, achieving stable, low-cost funding involves striking a balance between cost and risk in the debt structure, which is itself achieved through the selection of debt instruments.
The main operational measure used to describe the debt structure is the fixed-rate share, which is the proportion of all interest-bearing debt that does not mature or need to be repriced within one year relative to the total amount of Government of Canada interest-bearing debt. The fixed-rate measure is used in combination with other measures to assess the Government’s exposure to changes in interest rates over time.2
As a result of the rapid increase in issuance levels stemming from the need to fund the IMPP and other measures—planned to be achieved through a relatively higher proportion of short-term debt—the fixed-rate share of the debt is expected to fall to 57 per cent by the end of 2008–09, and to 56 per cent for 2009–10, down from an estimated 63 per cent in 2007–08.

[2]	More precisely, the fixed-rate share is calculated on a net basis by excluding components of the debt that are matched with financial assets of the same term and therefore do not represent an exposure to interest rate risk. The federal liabilities netted out from the fixed-rate share calculation include liabilities funding the assets in the Exchange Fund Account; debt securities matched with corresponding loans to Crown corporations; Government of Canada debt securities held by the Bank of Canada; and the debt offset by Receiver General cash and deposit balances.

Maintaining a Well-Functioning
Government Securities Market
Having access to a well-functioning Government securities market ensures large volumes of funding can be raised efficiently to meet the Government’s rising operational needs in difficult economic times. To support a liquid and well-functioning market for its securities, the Government has strived to maintain transparent, regular and diversified borrowing programs. The promotion of competition and participation at Government securities auctions and in the secondary market also helps to keep debt costs low and benefits a wide array of domestic market participants.
Going forward into 2009–10, changes to the planned debt program may be required depending on the evolution of government financial requirements and financial markets. Any changes to the debt program would be published in advance, and market consultations would be undertaken during the year, as required.
Market Consultations
As in past years, market participants were consulted as part of the process to develop the debt strategy. Consultations conducted in December 2008 focused on obtaining feedback on the market impacts of recent measures introduced by the Government and the Bank of Canada to support liquidity in the financial system, with a focus on the IMPP.
Market participants indicated that while liquidity in the Canadian fixed income market has declined significantly as a result of the current global credit crisis, liquidity in Government of Canada securities has been less adversely affected. They unanimously agreed that the measures taken by the Government and the Bank of Canada have helped relieve the situation. On issues related to bond auctions, participants indicated that additional issuance, especially in short-term bonds, could be absorbed readily. With regard to the treasury bill program, market participants unanimously agreed that it is working well despite the higher level of issuance.
Market participants also highlighted the importance of the Government’s ability to communicate changes to the debt management or issuance strategy in a timely and predictable manner.
More details on the subjects of discussion and the views expressed during the consultations can be found at www.bankofcanada.ca/en/notices_fmd/index.html.

Borrowing by Major Crown Corporations
As originally announced in Budget 2007, the Government has, since the start of 2008–09, fully consolidated the borrowings of three financial Crown corporations—the Business Development Bank of Canada (BDC), Canada Mortgage and Housing Corporation (CMHC) and Farm Credit Canada (FCC)—into the federal debt program.
Under the arrangement, BDC, CMHC and FCC unmatured debt—issued prior to consolidation—continues to remain outstanding in the marketplace. The Minister of Finance approves all Crown borrowing plans within the context of annual corporate plan approvals. Crown corporations are responsible for the governance and management of their treasury functions, including decisions about how much to borrow from the Government of Canada.
The consolidation of Crown borrowing activity does not affect the federal debt (accumulated deficit) or total government net debt, since increased federal borrowing is matched by assets in the form of loans to the Crown corporations.
On December 22, the Government and CMHC posted a calendar of upcoming operations for the final quarter of 2008–09 to provide greater transparency with respect to IMPP operations. This coordinated effort with CMHC has been well received by the market. The details and schedule of future IMPP operations related to the additional $50 billion outlined in the budget plan will be announced in a similar fashion.

Bond Program
The size of the bond program is based on the expected financial source/requirement, the amount of bonds maturing, forecast Crown corporation borrowing requirements, the plan for regular buybacks and the need for fixed-rate borrowing for other purposes, such as funding the foreign reserves.
In 2009–10, the level of gross bond issuance will be about $82 billion, $6 billion higher than the projected $76 billion for 2008–09 (Table A4.3).
The total stock of bonds is planned to increase by $54 billion to $349 billion (Tables A4.3 and A4.4).
Table A4.3
Bond Issuance Plan for 2009–10

	2007–08	2008–09	2009–10
	Actual	Estimated[1]	Planned[1]

	(billions of dollars)
Gross bond issuance	35	76	82
Buybacks	-7	-5	-2
Net issuance	27	71	80
Maturing bonds and adjustments[2]	-32	-29	-26
Change in bond stock	-5	42	54

[1]	Includes bond issuance to fund the IMPP and Crown corporation loans.

[2]	Includes cash management bond buybacks and the inflation adjustment for Real Return Bonds.
Table A4.4
Composition of Market Debt

	2007–08	2008–09	2009–10
	Actual	Estimated	Planned

	(billions of dollars)
Treasury bill stock	117	194	223
Marketable bonds	254	295	349
Retail stock	13	12	12
Foreign debt stock	10	10	8
CPP bond stock	1	1	1

Total market debt	394	512	592

Benchmark Bond Targets
The bond program for 2009–10 will support liquidity in the key maturities (i.e. 2-, 5-, 10- and 30-years), and re-introduce a 3-year nominal bond maturity.
Re-introducing a 3-year bond maturity will provide additional flexibility to accommodate increased funding requirements, while helping to smooth the debt maturity profile. A March/September auction cycle is being considered for this bond.
In 2009–10, the 2-, 5-, 10- and 30-year minimum benchmark target sizes will be maintained, and the new 3-year bond will have a target benchmark size of $7 billion to $10 billion. An additional benchmark is being considered for the 2- and 5-year bonds.
•	2-year bonds: $7 billion to $10 billion.

•	3-year bonds: $7 billion to $10 billion.

•	5-year bonds: $9 billion to $12 billion.

•	10-year bonds: $10 billion to $14 billion.

•	30-year bonds: $12 billion to $15 billion.
For bond issues that are fungible with existing old benchmarks (2- and 5-year bonds with a June 1 maturity), minimum benchmark target sizes are deemed to be attained once the combined size of the new benchmark and the old benchmark have largely reached the minimum target sizes mentioned above. In 2009–10, maximum benchmark target sizes will be exceeded in most sectors.

Bond Auction Schedule
In 2009–10, there will be quarterly auctions of 2-, 3-, 5- and 10-year bonds and semi-annual auctions of 30-year bonds, which will be announced through the Quarterly Bond Schedule on the Bank of Canada website before the start of each quarter (Table A4.5) (www.bankofcanada.ca/cars/bd_auction_schedule.html).
Table A4.5
Bond Auctions by Quarter

	Fiscal Year 2008–09				Fiscal Year 2009–10
Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

2-year	2-year	2-year	2-year	2-year	2-year	2-year	2-year

—	—	—	—	3-year	3-year	3-year	3-year

5-year	5-year	5-year	5-year	5-year	5-year	5-year	5-year

10-year	10-year	10-year	10-year	10-year	10-year	10-year	10-year

30-year	—	30-year	30-year	30-year	—	30-year	—
The order of bond auctions within each quarter may be adjusted to facilitate cash management operations, and there may be multiple auctions of the same benchmarks in some quarters.
In 2009–10, the Government and the Bank of Canada will continue to closely monitor fiscal, economic and capital market conditions. If required, changes to planned issuance would be communicated to market participants in the most timely and transparent way possible.
Bond Buyback Programs
Two types of bond buyback operations will continue to be conducted: regular bond buybacks and cash management bond buybacks.
Regular Bond Buyback Operations
The size of the regular bond buyback program will be scaled back to $2.4 billion in regular bond buyback operations, $2.9 billion less than in 2008–09. In 2009–10, bond buyback operations will be conducted on a switch basis only. A reduction in the volume of bond buyback operations is appropriate as the bond stock becomes concentrated in fewer old benchmark bonds, and in light of the financial requirements for 2009–10.

The date of each operation will be announced through the Quarterly Bond Schedule.
Cash Management Bond Buyback Operations
The cash management bond buyback program helps manage the Government’s cash requirements by reducing the high levels of cash balances needed ahead of large bond maturities. The cash management bond buyback program will likely be less active in 2009–10.
Treasury Bill Program
By the end of 2009–10, the treasury bill stock is projected to be $223 billion, about $29 billion higher than the end-of-year level projected for 2008–09. The Government plans to continue issuing 3-, 6- and 12-month maturities on a bi-weekly basis. A return to weekly treasury bill operations would be considered if it was deemed necessary to maintain the smooth functioning of the auctions.
Cash management bills (CMBs) (i.e. short-dated treasury bills) help the Government manage its cash requirements in an efficient manner. The Government intends to continue to actively use CMBs in 2009–10.
Retail Debt Program
The objectives of the Retail Debt Program for 2009–10 are to balance potential cost reduction opportunities with the need to maintain public awareness and provide Canadians with access to Government of Canada retail-savings products (Canada Savings Bonds and Canada Premium Bonds).
In 2009–10, the redemptions are expected to exceed sales in an environment of continued competition from other retail-savings instruments in the marketplace. As a result, the retail debt stock is expected to decline. Over the coming year, the Government will continue to look for opportunities to reduce overall program delivery costs.
Further information on the retail debt program is available at www.csb.gc.ca.

Foreign Currency Funding
The Government’s foreign currency reserves are financed through foreign currency liabilities to minimize exposure to currency risk. The purpose of the Exchange Fund Account (EFA) is to aid in the control and protection of the external value of the Canadian dollar. Assets held in the EFA are managed to provide foreign currency liquidity to the Government and to promote orderly conditions for the Canadian dollar in the foreign exchange markets, if required.
The Government has access to a range of direct sources of funding for its foreign currency assets. These include a short-term U.S.-dollar paper program, medium-term note issuance in various markets, international bond issues, short-term purchases and sales of U.S. dollars in foreign exchange markets and cross-currency swaps involving the exchange of domestic liabilities for U.S.-dollar and euro-denominated liabilities.
The mix of funding sources used in 2009–10 will depend on a number of considerations, including relative cost, market conditions, and the objective of maintaining a prudent foreign-currency-denominated debt maturity structure. The Debt Management Strategy assumes that all foreign liabilities maturing during the year will be refinanced. However, the amount of foreign currency funding may vary from the plan, depending on market conditions and government foreign currency needs. It is expected that cross-currency swaps of domestic obligations and direct foreign currency borrowing will be used to fund reserves.
Further information on managing foreign currency reserves and funding objectives is provided in the Report on the Management of Canada’s Official International Reserves, which is available on the Department of Finance website.

TAX MEASURES: SUPPLEMENTARY
INFORMATION A ND NOTICES OF WAYS AND MEANS MOTIONS

Tax Measures: Supplementary Information

Customs Tariff Measures	330
Tariff Reductions on Machinery and Equipment	330

Previously Announced Measures	331

Notices of Ways and Means Motions
Notice of Ways and Means Motion to amend the Income Tax Act	335
Notice of Ways and Means Motion to amend the Excise Tax Act relating to the Goods and Services Tax and Harmonized Sales Tax (GST/HST)	343
Notice of Ways and Means Motion to amend the Customs Tariff	355

Overview
This annex provides detailed information on each of the tax measures proposed in the Budget.
Table A5.1 lists these measures and provides estimates of their budgetary impact.
The annex also provides Notices of Ways and Means Motions to amend the Income Tax Act, the Excise Tax Act, and the Customs Tariff.

Table A5.1
Cost of Proposed Tax and Tariff Measures1

	2008–09	2009–10	2010–11	2011–12	2012–13	2013–14
	Fiscal Costs (millions of dollars)
Personal Income Tax Measures
Personal Amounts and Income Tax Brackets	470	1,885	1,950	2,055	2,180	2,320
Canada Child Tax Benefit/National Child Benefit supplement[2]	—	230	310	320	325	325
Working Income Tax Benefit	145	580	580	585	585	585
Age Credit	80	325	340	360	380	405
Home Renovation Tax Credit	500	2,500	—	—	—	—
Home Buyers’ Plan	—	15	15	15	15	15
First-Time Home Buyers’ Tax Credit	30	175	180	185	185	190
RRSP/RRIF Losses After Death	30	—	—	—	—	—
Mineral Exploration Tax Credit	—	70	-15	—	—	—

Business Income Tax Measures
Small Business Limit	—	45	80	80	90	100
Manufacturing and Processing:
Accelerated CCA	—	—	—	320	530	140
Computers: Accelerated CCA	—	340	355	-125	-160	-105

Sales Tax Measures
Simplification of the GST/HST for the Direct Selling Industry	—	—	—	—	—	—

Other Measures
International Taxation	—	—	—	—	80	105
Acquisition of Control of a Corporation—Time of Acquisition	—	—	—	—	—	—
Canada Revenue Agency Strategic Review	—	—	—	—	—	—
Aboriginal Tax Policy Measures	—	—	—	—	—	—

Customs Tariff Measures
Tariff Reductions on Machinery and Equipment	12	76	81	86	91	96

[1]	A “—” indicates a nil amount or a small amount (less than $5 million).

[2]	The Canada Child Tax Benefit/National Child Benefit supplement is legislated in the Income Tax Act, but considered an expenditure for government financial reporting purposes.

Personal Income Tax Measures
Personal Amounts and Income Tax Brackets
Budget 2009 proposes significant new personal income tax relief that will provide immediate benefits, particularly for low- to middle-income Canadians.
Budget 2009 proposes to increase the basic personal amount and the two lowest personal income tax brackets by 7.5 per cent above their 2008 levels, effective January 1, 2009. As a result of these measures:
•	the basic personal amount, the spousal and common-law partner amount, and the eligible dependant amount will increase for 2009 to $10,320 from $9,600 in 2008,

•	the upper limit of the first personal income tax bracket (15-per-cent income tax rate) will increase to $40,726 in 2009 from $37,885 in 2008, and

•	the upper limit of the second personal income tax bracket (22-per-cent income tax rate) will increase to $81,452 in 2009 from $75,769 in 2008.
The increased amounts and bracket thresholds will be indexed to account for inflation for 2010 and subsequent years.
Canada Child Tax Benefit/National Child Benefit Supplement
The income levels on which income-testing of the base benefit under the Canada Child Tax Benefit (CCTB) and the National Child Benefit supplement (NCBs) are based, will be increased in line with the increase in the upper limit of the lowest personal income tax bracket. Specifically, for the 2009—10 benefit year, the income level at which the phase-out of the CCTB begins will increase to $40,726, and the income level at which the phase-out of the NCBs begins will increase by $1,894 such that it is completely phased out by $40,726 for the majority of families.

Table A5.2
Total Personal Income Tax Savings for
Typical Individuals and Families in 2009
Single Individual1

	Net
	Federal			First	Working	Total
	Personal	Tax	Basic	and	Income	Budget	Total
Total	Income	Relief	Personal	Second	Tax	2009	Tax Relief
Income	Tax[2]	to Date[3]	Amount	Brackets	Benefit[4]	Relief	in 2009[5]

$	$	$	$	$	$	$	$	%
10,000	-287	-510	0	0	-415	-415	-925	—
20,000	1,016	-243	-33	0	0	-33	-276	-27
30,000	2,509	-336	-33	0	0	-33	-369	-15
40,000	4,449	-417	-33	-82	0	-115	-532	-12
60,000	8,796	-414	-33	-133	0	-166	-580	-7
80,000	13,290	-414	-33	-226	0	-259	-673	-5
100,000	18,490	-414	-33	-284	0	-317	-731	-4
150,000	32,202	-414	-33	-284	0	-317	-731	-2

Note: Numbers may not add up to totals due to rounding.

[1]	Applies to individuals 64 or younger. It is also assumed that the individual does not live in Quebec (where tax relief is affected by the Quebec abatement and its specific Working Income Tax Benefit (WITB) design) or British Columbia or Nunavut (with their specific WITB designs).

[2]	Net federal personal income tax (PIT) in 2009 in the absence of tax relief introduced since 2006. Negative values indicate that benefits received by the taxpayer from refundable federal tax credits (the WITB or the Goods and Services Tax Credit (GSTC)) are greater than federal personal income tax. All tables for non-seniors assume that all income consists of employment income, that no deductions are taken and that only basic credits are claimed.

[3]	Takes account, where applicable, of the reduction of the lowest PIT rate, changes to the basic personal amount and related amounts, the introduction of the Canada Employment Credit, the Child Tax Credit and the WITB. Negative values indicate a reduction in net federal PIT.

[4]	Based on the illustrative example presented in the Budget.

[5]	A “—” indicates that percentage relief cannot be calculated because net federal PIT in the absence of tax relief introduced since 2006 is less than or equal to zero. Where total tax relief exceeds net federal PIT before changes introduced by the Government, percentage relief is shown as 100 per cent.

Table A5.2 (cont’d)
Total Personal Income Tax Savings for
Typical Individuals and Families in 2009
Single Parent with One Child1,6

	Net
	Federal			First	Working	Total
	Personal	Tax	Basic	and	Income	Budget	Total
Total	Income	Relief	Personal	Second	Tax	2009	Tax Relief		CCTB/
Income	Tax[2]	to Date[3]	Amount	Brackets	Benefit[4]	Relief	in 2009[5]		NCBs[7]

$	$	$	$	$	$	$	$	%	$
10,000	-629	-1,044	0	0	-636	-636	-1,680	—	0
20,000	-606	-338	0	0	-539	-539	-878	—	0
30,000	887	-790	-66	0	0	-66	-856	-97	-231
40,000	2,826	-872	-66	-82	0	-148	-1,020	-36	-112
60,000	7,423	-869	-66	-133	0	-199	-1,067	-14	-38
80,000	11,916	-869	-66	-226	0	-292	-1,161	-10	-38
100,000	17,116	-869	-66	-284	0	-350	-1,219	-7	-38
150,000	30,828	-869	-66	-284	0	-350	-1,219	-4	0

Notes: Numbers may not add up to totals due to rounding.

For footnotes 1, 2, 3, 4, and 5, see Single Individual table.

[6]	Child age 6 or older (i.e., no Universal Child Care Benefit (UCCB)).

[7]	For July 2009—June 2010 benefit year. Not included in total Budget 2009 relief or total tax relief in 2009.
One-Earner Couple with Two Children1,8

	Net
	Federal			First	Working	Total
	Personal	Tax	Basic	and	Income	Budget	Total
Total	Income	Relief	Personal	Second	Tax	2009	Tax Relief		CCTB/
Income	Tax[2]	to Date[3]	Amount	Brackets	Benefit[4]	Relief	in 2009[5]		NCBs[7]

$	$	$	$	$	$	$	$	%	$
10,000	-760	-1,044	0	0	-636	-636	-1,680	—	0
20,000	-737	-338	0	0	-539	-539	-878	—	0
30,000	756	-1,104	-66	0	0	-66	-1,170	-100	-436
40,000	2,695	-1,185	-66	-82	0	-148	-1,333	-49	-213
60,000	7,423	-1,182	-66	-133	0	-199	-1,380	-19	-76
80,000	11,916	-1,182	-66	-226	0	-292	-1,474	-12	-76
100,000	17,116	-1,182	-66	-284	0	-350	-1,532	-9	-76
150,000	30,828	-1,182	-66	-284	0	-350	-1,532	-5	0

Note: Numbers may not add up to totals due to rounding.

For footnotes 1, 2, 3, 4, and 5, see Single Individual table.

For footnote 7, see Single Parent with One Child table.

[8] Both children age 6 or older (i.e., no Universal Child Care Benefit (UCCB)).

Table A5.2 (cont’d)
Total Personal Income Tax Savings for
Typical Individuals and Families in 2009
Two-Earner Couple with Two Children1,8,9

	Net
	Federal			First	Working	Total
	Personal	Tax	Basic	and	Income	Budget	Total
Total	Income	Relief	Personal	Second	Tax	2009	Tax Relief		CCTB/
Income	Tax[2]	to Date[3]	Amount	Brackets	Benefit[4]	Relief	in 2009[5]		NCBs[7]
$	$	$	$	$	$	$	$	%	$
10,000	-760	-1,044	0	0	-636	-636	-1,680	—	0
20,000	-760	-316	0	0	-539	-539	-855	—	0
30,000	540	-1,018	-66	0	0	-66	-1,084	-100	-436
40,000	2,409	-1,112	-66	0	0	-66	-1,178	-49	-213
60,000	5,779	-1,298	-66	0	0	-66	-1,364	-24	-76
80,000	9,345	-1,395	-66	-133	0	-199	-1,594	-17	-76
100,000	13,249	-1,458	-66	-214	0	-280	-1,738	-13	-76
150,000	24,686	-1,455	-66	-417	0	-483	-1,937	-8	0

Note: Numbers may not add up to totals due to rounding.

For footnotes 1, 2, 3, 4, and 5, see Single Individual table.

For footnote 7, see Single Parent with One Child table.

For footnote 8, see One-Earner Couple with Two Children table.

[9] Assumes that one spouse earns 60% of the family’s total income and that the other spouse earns 40%.
Single Senior10

	Net
	Federal			First		Total
	Personal	Tax	Basic	and		Budget	Total
Total	Income	Relief	Personal	Second	Age	2009	Tax Relief
Income	Tax[11]	to Date[12]	Amount	Brackets	Credit	Relief	in 2009[5]
$	$	$	$	$	$	$	$	%
10,000	-264	-116	0	0	0	0	-116	—
20,000	1,336	-413	-33	0	-150	-183	-596	-45
30,000	3,215	-519	-33	0	-150	-183	-702	-22
40,000	5,691	-560	-33	-133	-150	-316	-876	-15
60,000	10,455	-475	-33	-133	-150	-316	-790	-8
80,000	17,401	-426	-33	-284	0	-317	-743	-4
100,000	24,821	-426	-33	-284	0	-317	-743	-3
150,000	38,692	-426	-33	-284	0	-317	-743	-2

Note: Numbers may not add up to totals due to rounding.

For footnote 5, see Single Individual table.

[10]  It is assumed that no one is age 64 or younger and that the individual does not live in Quebec. Total income presented in the table consists only of Canada Pension Plan (CPP) benefits, eligible pension income (up to the maximum pension obtainable under the RPP/RRSP limits after a 35-year career) and, where applicable, other income. Old Age Security (OAS) benefits are not included in this definition, but are included in the calculation of tax.

[11]  For seniors with individual net income (excluding OAS) in excess of $66,335, net federal tax includes the repayment of OAS. It is assumed that no deductions are taken and that only basic credits are claimed.

[12]  Takes account of the reduction of the lowest PIT rate, changes to the Basic Personal Amount and related amounts, the increase of the Age Credit and pension income credit and, where applicable, the introduction of pension income splitting.

Table A5.2 (cont’d)
Total Personal Income Tax Savings for
Typical Individuals and Families in 2009
One-Pension Senior Couple10

	Net
	Federal			First		Total
	Personal	Tax	Basic	and		Budget	Total
Total	Income	Relief	Personal	Second	Age	2009	Tax Relief
Income	Tax[11]	to Date[12]	Amount	Brackets	Credit	Relief	in 2009[5]
$	$	$	$	$	$	$	$	%
10,000	-498	0	0	0	0	0	0	—
20,000	-93	-392	0	0	0	0	-392	—
30,000	1,990	-887	-66	0	-300	-366	-1,253	-63
40,000	3,920	-1,315	-66	0	-300	-366	-1,681	-43
60,000	8,800	-3,020	-66	0	-300	-366	-3,386	-38
80,000	14,954	-4,693	-66	-265	-300	-631	-5,324	-36
100,000	22,374	-7,263	-66	-265	-300	-631	-7,894	-35
150,000	36,677	-4,533	-66	-417	-150	-633	-5,166	-14

Note: Numbers may not add up to totals due to rounding.

For 5, see Single Individual table.

For footnotes 10, 11 and 12, see Single Senior table.
Two-Pension Senior Couple10,13

	Net
	Federal			First		Total
	Personal	Tax	Basic	and		Budget	Total
Total	Income	Relief	Personal	Second	Age	2009	Tax Relief
Income	Tax[11]	to Date[12]	Amount	Brackets	Credit	Relief	in 2009[5]
$	$	$	$	$	$	$	$	%
10,000	-498	0	0	0	0	0	0	—
20,000	-253	-232	0	0	0	0	-232	—
30,000	1,830	-727	-66	0	-300	-366	-1,093	-60
40,000	3,432	-827	-66	0	-300	-366	-1,193	-35
60,000	6,819	-1,038	-66	0	-300	-366	-1,404	-21
80,000	11,382	-1,121	-66	-265	-300	-631	-1,752	-15
100,000	16,262	-1,151	-66	-265	-300	-631	-1,782	-11
150,000	31,091	-851	-66	-369	0	-435	-1,287	-4

Note: Numbers may not add up to totals due to rounding.

For footnote 5 see Single Individual table.

For footnotes 10, 11 and 12, see Single Senior table.

[13] Assumes that each spouse earns 50% of the family’s total income.

Working Income Tax Benefit
Budget 2009 proposes to enhance the tax relief provided by the Working Income Tax Benefit (WITB) by an additional $580 million for the 2009 and subsequent taxation years, which is expected to double the total tax relief provided through the WITB.
The Government of Canada recognizes the efforts that provinces and territories have taken to improve work incentives for low-income individuals and families and has been working with them to ensure that benefits are harmonized and that the WITB builds on these efforts by allowing them to propose province- or territory-specific changes to its design.
Proposed design changes will continue to be guided by the following principles:
•	they build on actions taken by the province or territory to improve work incentives for low-income individuals and families;

•	they are cost-neutral to the federal government;

•	they provide for a minimum benefit for all WITB recipients; and

•	they preserve harmonization of the WITB with existing federal programs.
Provinces and territories that wish to propose design changes should indicate their interest in doing so in the spring of 2009 with the objective of concluding agreements by the summer of 2009. The final design parameters of the enhanced WITB for the 2009 taxation year will be announced following these consultations. This will allow for the implementation of the new structures for 2009 tax filing.
Age Credit
Budget 2009 proposes to increase the Age Credit, a federal income tax credit for Canadians 65 years of age and older, for the 2009 and subsequent taxation years.
The Age Credit is calculated by multiplying the lowest personal income tax rate, 15 per cent, by an amount that is indexed to compensate for inflation. The Age Credit is subject to an income test that targets the assistance to those seniors who need it most. The unused portion of an individual’s Age Credit may be transferred to the individual’s spouse or common-law partner.

For 2009, the amount on which the Age Credit is based will be increased by $1,000 to $6,408, effective January 1, 2009, and indexed thereafter. This increase will help eligible low- and middle-income seniors by providing up to $150 of additional federal income tax relief each year.
For 2009, the net income level at which the Age Credit begins to be phased out will remain unchanged at $32,312. The phase-out rate is 15 per cent. With this enhancement of the Age Credit amount, the income level at which the Age Credit is fully phased out will increase by over $6,600 to $75,032 from $68,365.
Home Renovation Tax Credit
To stimulate economic growth and encourage Canadians to invest in improvements to their homes, Budget 2009 proposes to introduce a temporary Home Renovation Tax Credit (HRTC). The HRTC will provide meaningful tax relief to help Canadian homeowners make improvements to their property while promoting broad-based economic activity. The design elements of the HRTC are described below.
Design of the Credit
Individuals will be able to claim a 15-per-cent non-refundable tax credit for eligible expenditures made in respect of eligible dwellings.
The credit will apply to expenditures in excess of $1,000, but not more than $10,000, resulting in a maximum credit of $1,350 ($9,000 x 15%).
Eligibility Period
The credit will apply only to the 2009 taxation year. Expenditures for work performed, or goods acquired, after January 27, 2009 and before February 1, 2010, will be eligible for the credit. The credit will, however, not be available in respect of expenditures for work performed or goods acquired in that period if the expenditure is made pursuant to an agreement entered into before January 28, 2009. Individuals may claim this credit (including in respect of expenditures made in January 2010) in their 2009 income tax returns.

Eligible Individuals
Eligibility for the HRTC will be family-based. For this purpose, a family will generally be considered to consist of an individual, and where applicable, the individual’s spouse or common-law partner, and their children who were, throughout 2009, under the age of 18 years.
Family members will be subject to a single limit based on their pooled expenditures.
While it is anticipated that in most cases one family member will claim the whole of the credit, any unused portion may be claimed by one or more of the other family members as a credit against that person’s tax otherwise payable.
Two or more families that share ownership of an eligible dwelling will each be eligible for their own credit. Each family’s credit will be determined by their respective eligible expenditures in excess of $1,000, but not more than $10,000.
Eligible Dwellings
Individuals will be able to claim the HRTC on eligible expenditures made at any time after January 27, 2009 and before February 1, 2010 in respect of dwellings that are eligible at any time during that period to be their principal residence or that of one or more of their other family members under the existing tax law.
In general, a housing unit is considered to be eligible to be an individual’s principal residence where it is owned by the individual and ordinarily inhabited by the individual, the individual’s spouse or common-law partner or their children.
In the case of condominiums and co-operative housing corporations, the credit will be available for eligible expenditures incurred to renovate the unit that is eligible to be the individual’s principal residence as well as the individual’s share of the cost of eligible expenditures incurred in respect of common areas.

Individuals who earn business or rental income from part of their principal residence will be allowed to claim the credit for the full amount of expenditures made in respect of the personal-use areas of the residence. For expenditures made in respect of common areas or that benefit the housing unit as a whole (such as re-shingling a roof), the administrative practices ordinarily followed by the Canada Revenue Agency (CRA) to determine how business or rental income and expenditures are allocated as between personal use and income-earning use will apply in establishing the amount qualifying for the credit.
Eligible Expenditures
Expenditures will qualify for the HRTC if they are incurred in relation to a renovation or alteration of an eligible dwelling (including land that forms part of the eligible dwelling) provided that the renovation or alteration is of an enduring nature and is integral to the eligible dwelling. Such expenditures would include the cost of labour and professional services, building materials, fixtures, equipment rentals, and permits.
The following expenditures will not be eligible for the credit:
•	The cost of routine repairs and maintenance normally performed on an annual or more frequent basis.

•	Expenditures for appliances and audio-visual electronics.

•	Financing costs associated with a renovation (e.g. mortgage interest costs).
Alterations or other items, such as furniture or draperies, and other indirect expenditures for items that retain a value independent of the renovation, such as the purchase of construction equipment (e.g. tools) will not be considered integral to the dwelling and therefore will not qualify for the credit.
The HRTC will not be reduced by any other tax credits or grants to which a taxpayer is entitled under other government programs. For instance, in the case of an individual who makes an eligible expenditure that also qualifies for the Medical Expense Tax Credit (METC), the individual will be permitted to claim both the HRTC and the METC in respect of that expenditure.
Expenditures will not be eligible if the related goods or services are provided by a person not dealing at arm’s length with the individual, unless that person is registered for Goods and Services Tax/Harmonized Sales Tax purposes under the Excise Tax Act. Any eligible expenditure claimed for the HRTC must be supported by receipts.

Home Buyers’ Plan
The Home Buyers’ Plan (HBP) allows first-time home buyers to withdraw amounts from a Registered Retirement Savings Plan (RRSP) to purchase or build a home without having to pay tax on the withdrawal. Budget 2009 proposes to increase the HBP withdrawal limit to $25,000 from $20,000.
For HBP purposes, an individual is generally considered to be a first-time home buyer if neither the individual nor the individual’s spouse or common-law partner owned and lived in another home in the calendar year in which the HBP withdrawal is made or in any of the four preceding calendar years. Special rules apply to facilitate the acquisition of a home that is more accessible or better suited for the personal needs and care of an individual who is eligible for the disability tax credit, even if the first-time home-buyer requirement is not met. These rules will also be modified to provide the same $25,000 withdrawal limit.
Withdrawn funds must generally be used to acquire a home before October of the year following the year of withdrawal. Amounts withdrawn under the HBP are repayable in instalments over a period not exceeding 15 years. To the extent that a scheduled repayment for a year is not made, it is added to the participant’s income for the year. A special rule denies an RRSP deduction for contributions withdrawn under the HBP within 90 days of being contributed.
This increase in the HBP withdrawal limit will apply to the 2009 and subsequent calendar years in respect of withdrawals made after January 27, 2009.
First-Time Home Buyers’ Tax Credit
Budget 2009 proposes to introduce a new non-refundable tax credit based on an amount of $5,000 for first-time home buyers who acquire a qualifying home after January 27, 2009 (i.e. the closing is after that date). The credit for a taxation year will be calculated by reference to the lowest personal income tax rate for the year and is claimable for the taxation year in which the home is acquired.

An individual will be considered a first-time home buyer if neither the individual nor the individual’s spouse or common-law partner owned and lived in another home in the calendar year of the home purchase or in any of the four preceding calendar years. A qualifying home is one that is currently eligible for the Home Buyers’ Plan that the individual or individual’s spouse or common-law partner intends to occupy as the principal place of residence not later than one year after its acquisition.
Budget 2009 also proposes that the credit be available for certain acquisitions of a home by or for the benefit of an individual who is eligible for the disability tax credit (DTC). In particular, the credit will be available in respect of a home acquired after January 27, 2009 (i.e. the closing is after that date) by an individual who is eligible for the DTC, or by an individual for the benefit of a related individual who is DTC-eligible, if the home is acquired to enable the DTC-eligible individual to live in a more accessible dwelling or in an environment better suited to the personal needs and care of that person.
For the purpose of this credit, a “DTC-eligible” individual is an individual in respect of whom an amount is deductible under the DTC for the taxation year in which the agreement to acquire the home is entered into, or would be deductible if costs for an attendant or care in a nursing home were not claimed for Medical Expense Tax Credit purposes by or on behalf of that person. Where the home is acquired by or for the benefit of a DTC-eligible individual, the home must be intended to be the principal place of residence of that individual no later than one year after its acquisition.
The credit may be claimed by the individual who acquires the home or by that individual’s spouse or common-law partner. For the purpose of this credit, a home is considered to be acquired by an individual only if the individual’s interest in the home is registered in accordance with the applicable land registration system.
Any unused portion of an individual’s First-Time Home Buyers’ Tax Credit may be claimed by the individual’s spouse or common-law partner. Where more than one individual is entitled to the First-Time Home Buyers’ Tax Credit (for example, where two individuals jointly buy a home), the total amount of the credits claimable for the year by those individuals shall not exceed the maximum amount of the credit that would be claimable for the year by any one of those individuals.

RRSP/RRIF Losses After Death
The fair market value of investments held in a Registered Retirement Savings Plan (RRSP) at the time of an RRSP annuitant’s death is generally included in the income of the deceased for the year of death. A subsequent increase in the value of the RRSP investments is generally included in the income of the beneficiaries of the RRSP upon distribution. Similar rules apply in the case of Registered Retirement Income Funds (RRIFs).
There is, however, no existing income tax provision to recognize a decrease in the value of RRSP or RRIF investments that occurs after the annuitant’s death and before they are distributed to beneficiaries.
Budget 2009 proposes to allow, upon the final distribution of property from a deceased annuitant’s RRSP or RRIF, the amount of post-death decreases in value of the RRSP or RRIF to be carried back and deducted against the year-of-death RRSP/RRIF income inclusion. The amount that may be carried back will generally be calculated as the difference between the amount in respect of the RRSP or RRIF included in the income of the annuitant as a result of the death of the annuitant and the total of all amounts paid out of the RRSP or RRIF after the death of the annuitant.
This measure will apply in respect of deceased annuitants’ RRSPs or RRIFs where the final distribution from the RRSP or RRIF occurs after 2008.
Mineral Exploration Tax Credit
Flow-through shares allow companies to renounce or ‘flow through’ tax expenses associated with their Canadian exploration activities to investors, who can deduct the expenses in calculating their own taxable income. This facilitates the raising of equity to fund exploration by enabling companies to sell their shares at a premium. The mineral exploration tax credit is an additional benefit, available to individuals who invest in flow-through shares, equal to 15 per cent of specified mineral exploration expenses incurred in Canada and renounced to flow-through share investors. The credit was initially introduced in 2000 and is currently scheduled to expire at the end of March 2009.
Budget 2009 proposes to extend eligibility for the mineral exploration tax credit for one year, to flow-through share agreements entered into on or before March 31, 2010. Under the existing ‘look-back’ rule, funds raised in one calendar year with the benefit of the credit can be spent on eligible exploration up to the end of the following calendar year. Therefore, funds raised with the credit during the first three months of 2010 can support eligible exploration until the end of 2011.

Mineral exploration, as well as new mining and related processing activity that could follow from successful exploration efforts, can be associated with a variety of environmental impacts to soil, water and air. All such activity, however, is subject to applicable federal and provincial environmental regulations, including project-specific environmental assessments where required.
Business Income Tax Measures
Small Business Limit
The small business deduction currently reduces the federal corporate income tax rate applied to the first $400,000 of qualifying active business income of a Canadian-controlled private corporation (CCPC) to 11 per cent. The small business deduction is phased out on a straight-line basis for CCPCs having between $10 million and $15 million of taxable capital employed in Canada.
In order to provide additional tax relief to small businesses, Budget 2009 proposes that the annual amount of active business income eligible for the reduced tax rate—generally referred to as the “small business limit”—be increased as of January 1, 2009 to $500,000.
The increase to the small business limit will be pro-rated for corporations with taxation years that do not coincide with the calendar year. In addition, there will continue to be a requirement to allocate the small business limit among associated corporations, and access to the small business deduction will continue to be reduced on a straight-line basis for CCPCs having between $10 million and $15 million of taxable capital employed in Canada.
CCPCs are also eligible to earn investment tax credits at an enhanced rate of 35 per cent on up to $3 million of scientific research and experimental development (SR&ED) expenditures annually. This $3-million expenditure limit is reduced as a CCPC’s taxable income for the previous year increases from $400,000 to $700,000 and taxable capital of the previous year increases from $10 million to $50 million. Tax credits earned at the higher 35-per-cent rate on current expenditures are fully refundable, and 40 per cent of tax credits earned at the higher 35-per-cent rate on capital expenditures is refundable.

Consistent with the proposal to increase the small business limit, the $3-million expenditure limit for SR&ED will begin to be reduced at the proposed small business limit of $500,000 and will be fully eliminated where taxable income in the previous year is $800,000 or more. This change will apply where the previous taxation year ends after 2008. The reduction of the expenditure limit based upon taxable capital will not be changed.
CCPCs that claim the small business deduction are permitted to pay any balance of corporate income tax owing at the end of the third month after the end of their taxation year—one month later than other corporations—provided their taxable income in the previous year is less than the small business limit for that year. In addition, certain CCPCs that claim the small business deduction and have taxable income not exceeding $400,000 are eligible to pay corporate income tax in quarterly instead of monthly instalments.
As a consequence of increasing the small business limit to $500,000, some CCPCs with taxable income above $400,000, but below the proposed new limit, will have an additional month in which to pay any balance of tax owing. As well, CCPCs with taxable income not exceeding $500,000 for their 2009 and subsequent taxation years may be eligible for quarterly instalments of corporate income tax.
Manufacturing and Processing: Accelerated CCA
In general, machinery and equipment used primarily in Canada for manufacturing or processing goods for sale or lease are included in Class 43 of Schedule II to the Income Tax Regulations and are eligible for a 30-per-cent declining-balance capital cost allowance (CCA) rate. Budget 2007 proposed a temporary incentive for eligible machinery and equipment acquired on or after March 19, 2007 and before 2009 that are used primarily in such manufacturing or processing activity. Under regulations proposed to implement this incentive, machinery and equipment eligible for the temporary incentive are included in Class 29 in Schedule II to the Income Tax Regulations and are eligible for a 50-per-cent straight-line CCA rate.
Budget 2008 proposed to extend accelerated CCA treatment for investment in the manufacturing and processing sector for three additional years. This included a one-year extension of the 50-per-cent straight-line accelerated CCA rate for eligible assets acquired after March 18, 2007 and before 2010 (instead of before 2009) followed by accelerated CCA treatment on a declining basis for eligible assets acquired in 2010 and 2011.

Budget 2009 proposes that, in lieu of the accelerated CCA on a declining basis for eligible assets acquired in 2010 and 2011, the 50-per-cent straight-line accelerated CCA treatment will apply.
The “half-year rule”, which generally allows half the CCA write-off otherwise available in the year the asset is first available for use by the taxpayer, will apply to the properties that are subject to this measure.
Computers: Accelerated CCA
In general, computers acquired after March 18, 2007, are included in Class 50 of Schedule II to the Income Tax Regulations and are eligible for a 55-per-cent declining-balance capital cost allowance (CCA) rate. Budget 2007 increased the CCA rate to 55 per cent from 45 per cent to better reflect the useful life of these assets.
CCA Class 50 (Computers)
Computer equipment is described in Class 50 of Schedule II to the Income Tax Regulations as general-purpose electronic data processing equipment and systems software for that equipment, including ancillary data processing equipment but not including property that is principally or is used principally as:
(i) Electronic process control or monitor equipment;
(ii) Electronic communications control equipment;
(iii) Systems software for a property referred to in subparagraph (i) or (ii); or
(iv) Data handling equipment unless it is ancillary to general-purpose electronic data processing equipment.
Budget 2009 proposes a temporary 100-per-cent CCA rate for eligible computers and software acquired after January 27, 2009 and before February 2011. This 100-per-cent CCA rate will not be subject to the half-year rule, which generally allows half the CCA write-off otherwise available in the year the asset is first available for use by the taxpayer. As a result of this measure, a business will be able to fully deduct the cost of an eligible computer (including the systems software for that computer) in the first year that CCA deductions are available.

For this purpose eligible computers and systems software acquired by a taxpayer will be computer equipment and software described in Class 50 of Schedule II to the Income Tax Regulations, as described above, that
•	is situated in Canada,

•	is acquired by the taxpayer
–	for use in a business carried on by the taxpayer in Canada or for the purpose of earning income from property situated in Canada, or

–	for lease by the taxpayer to a lessee for use by the lessee in a business carried on by the lessee in Canada or for the purpose of earning income from property situated in Canada, and
•	has not been used, or acquired for use, for any purpose before it is acquired by the taxpayer for use in Canada.
The 100-per-cent CCA rate will also apply to property that is currently included in CCA class 29, that would otherwise be described in Class 50 of Schedule II to the Income Tax Regulations, and that meets the conditions described above.
The computer tax shelter property rules, which prevent CCA deductions from being used by investors to shelter other sources of income, will also apply to computer equipment that is eligible for the 100-per-cent CCA rate.
This temporary measure could result in some limited adverse environmental effects to the extent that computer equipment that is being replaced is not stored, reused, recycled or disposed of in an environmentally-friendly manner. However, there are a number of government and industry programs that encourage re-use and proper disposal of electronic equipment.
Sales Tax Measures
Simplification of the GST/HST for the Direct Selling Industry
The direct selling industry distributes goods to final consumers through a large number of contractors and sales representatives rather than through retail establishments.
The direct selling industry generally employs two business models:
•	the buy and resell model, where contractors purchase goods from a direct seller and resell the goods to consumers with a mark-up; and

•	the commission-based model, where a network of sales representatives of a direct selling organization (a “network seller”) receives commissions for arranging for the sales of the network seller’s goods to consumers.
To simplify the operation of the Goods and Services Tax/Harmonized Sales Tax (GST/HST) for direct sellers and their contractors, the Excise Tax Act currently offers an Alternate Collection Method (ACM) for direct sellers employing the buy and resell model. The method is not available to those in the direct selling industry employing the commission-based model.
Where a direct seller elects to use the ACM, the contractor pays to the direct seller an amount equal to the GST/HST on the suggested retail price of the direct seller’s goods, and the direct seller is required to remit tax equivalent to that amount to the Government. The contractor is not obligated to remit GST/HST on the contractor’s sales of the direct seller’s goods to consumers since the amount of tax has already been remitted by the direct seller. In addition, under the ACM, sales of direct seller goods by a contractor are ignored in determining whether the contractor qualifies as a small supplier for GST/HST purposes. Also, supplies by a direct seller of sales aids to a contractor, as well as supplies of host gifts made directly or indirectly through a contractor, are not subject to GST/HST.
Budget 2009 proposes to allow network sellers who meet the conditions listed below to use a special GST/HST accounting method to simplify GST/HST compliance. With the approval of the Minister of National Revenue, where those conditions are met and a network seller jointly elects with all of the network seller’s sales representatives to use the proposed method:
•	the commissions and bonuses received by these sales representatives from the network seller for arranging for the sale of the network seller’s goods would not be subject to GST/HST;

•	the commissions and bonuses received by sales representatives from the network seller for arranging for the sale of the network seller’s goods would be ignored for determining whether sales representatives qualify as small suppliers who are not required to register for GST/HST purposes;

•	certain supplies by network sellers of sales aids to these sales representatives and supplies of host gifts to the sales representatives and hosts would not be subject to GST/HST; and

•	the sale of the goods by the network seller to the final consumer would continue to be subject to the GST/HST under the normal rules.

A GST/HST registered network seller will generally be eligible to elect to use this special method for a fiscal year if the following conditions are met:
•	all or substantially all of the sales of the network seller in the fiscal year are expected to be made through sales representatives or, if the network seller employs both business models referred to above, through a combination of sales representatives and buy and resell contractors;

•	all or substantially all of the sales of the network seller in the fiscal year arranged for by sales representatives are expected to be made to final consumers;

•	all or substantially all of the sales representatives of the network seller are expected to receive commissions and bonuses from the network seller of no more than $30,000 in the fiscal year; and

•	joint elections are made with each new sales representative to continue to qualify for the election.
Where a network seller has elected to use the special GST/HST accounting method, and it is subsequently determined that one or more of the conditions of the election were not met in a fiscal year, the network seller will be required to make an adjustment to the network seller’s GST/HST net tax. An adjustment to the GST/HST net tax of a network seller will also apply where the network seller fails to notify its sales representatives that the election has ceased to have effect.
Budget 2009 proposes that this special GST/HST accounting method be available in respect of fiscal years of a network seller that begin after 2009.
Other Measures
International Taxation
Canada’s system of international taxation plays a critical role in attracting investment and facilitating the growth of Canadian companies. In December 2008, the Government received the final report of the Advisory Panel on Canada’s System of International Taxation (the Panel). The Government is studying the report and will provide a response in due course, on which consultations will be held.
At the same time, certain issues which arose in the context of the Panel’s report merit a more immediate response.

Interest Deductibility
Section 18.2 of the Income Tax Act, scheduled to come into force in 2012, constrains the deductibility of interest in certain situations where a Canadian corporation uses borrowed funds to finance a foreign affiliate and a second deduction for that interest is available in the foreign jurisdiction. Early action is being taken in relation to the Panel’s recommendation concerning section 18.2 because of the conclusions of the Panel on the potential effects of the provision on foreign investment by Canadian multinational firms, particularly in the context of the current global financial environment. Accordingly, it is proposed that section 18.2 be repealed.
Non-Resident Trusts and Foreign Investment Entities
Outstanding proposals for non-resident trusts and foreign investment entities, first introduced in the 1999 Budget, apply in respect of arrangements under which Canadian residents seek to avoid Canadian tax through the use of foreign intermediaries under circumstances designed to circumvent the application of existing anti-avoidance rules. The Government has received submissions, including the Panel’s recommendations, on these proposals; the Government supports the fundamental policy objective of ensuring that Canadian taxpayers should not be able to avoid paying their fair share of income tax through the use of foreign intermediaries, but will review the existing proposals in light of these submissions before proceeding with measures in this area.
2004 Foreign Affiliate Proposals
The Government will consider the Panel’s recommendations relating to foreign affiliates before proceeding with the remaining foreign affiliate measures announced in February 2004, as modified to take into account consultations and deliberations since their release.

Acquisition of Control of a Corporation—Time of Acquisition
The Income Tax Act provides for various tax consequences, for example, constraints on the ability of a corporation to carry-over unclaimed losses and other amounts, in circumstances where control of a corporation has been acquired. In this regard, control of a corporation is generally deemed to have been acquired at the beginning of the day on which control of the corporation was acquired, instead of at the particular time of that day at which the transaction that caused the acquisition of control occurs. This deeming rule facilitates certain computations, such as the valuation of inventory and other tax pools that are required to be calculated as the result of an acquisition of control.
The application of this deeming rule was interpreted in a 2006 Federal Court of Appeal decision as being limited strictly to the issue of control: in circumstances where control of a corporation was acquired by a purchaser as a result of a transfer of shares of the corporation to the purchaser from a vendor, control of the corporation was considered to have been relinquished by the vendor at the beginning of the day of the transfer, but the ownership of the shares was considered to have been retained by the vendor until the actual time of the transfer. This interpretation can produce anomalies in relation to the vendor’s entitlement to claim certain tax benefits that depend on who has control of the corporation at the time of the transfer.
For example, where a Canadian-resident individual transfers shares of a Canadian-controlled private corporation (CCPC) that is a small business corporation, gains on the disposition normally qualify for the $750,000 Lifetime Capital Gains Exemption (LCGE). However, under this interpretation control of the corporation is considered to have been acquired as at the beginning of the day of the transfer, not at the actual time of the transfer. If the purchaser is, for instance, non-resident, the corporation will no longer be considered to be Canadian-controlled at the actual time of the transfer, and the vendor will not be entitled to claim the LCGE.
Budget 2009 therefore proposes that the deeming rule regarding the timing of an acquisition of control of a corporation be amended to ensure that it does not affect the status of a corporation as a CCPC at the time of the transaction that caused the change of control.

This amendment will apply in respect of acquisitions of control that occur after 2005 except that it will not apply to a taxpayer in respect of such an acquisition of control that occurs before January 28, 2009 if the taxpayer so elects on or before the taxpayer’s filing-due date for the taxpayer’s 2009 taxation year. A taxpayer shall be deemed to have made such an election if it may reasonably be considered that the position taken in the taxpayer’s return of income filed before January 28, 2009 relies upon the reasoning in the court decision.
Canada Revenue Agency Strategic Review: Electronic Filing
As part of the Government’s strategic review of programs and spending, Budget 2008 included the Canada Revenue Agency’s (CRA) commitments to create cost savings through increased efficiencies in the implementation of its programs. The following measures are proposed to attain these goals.
Mandatory Electronic Filing
Taxpayers are currently allowed to file their income tax information with the CRA in electronic format if they meet certain criteria acceptable to the CRA. The CRA will increase efficiencies in the implementation of its programs by requiring such electronic filing in certain circumstances.
First, corporations that have annual gross revenues in excess of $1 million for a taxation year will generally be required to file their income tax returns for the year in electronic format. The CRA may provide exceptions for corporations of a type in respect of which the CRA would not generate efficiencies through electronic filing. These could include, for example, non-resident corporations, insurance corporations, and corporations filing in a functional currency.
This measure will apply in respect of corporate income tax returns for taxation years that end after 2009.
Second, the number of any particular type of income tax information return that can be filed by a taxpayer before the taxpayer is, under an existing income tax provision, required to file those information returns electronically, will be reduced to 50 from 500. This measure will most often apply in practice in respect of T4 information returns for employment income.
This measure will apply in respect of information returns required to be filed after 2009.

Penalties
In addition to the new electronic filing requirements described above, Budget 2009 proposes to introduce a penalty for filing a corporate income tax return in an incorrect format, and to reduce the penalties applicable for late filed or incorrectly filed information returns.
Penalty for Filing a Corporate Income Tax Return in an Incorrect Format
In order to ensure compliance with the new corporate electronic income tax return filing requirement, a new penalty for filing a corporate income tax return in an incorrect format will be introduced. While the requirement to file certain corporate income tax returns in electronic format applies to returns required to be filed after 2009, no penalties will be introduced for failure to do so for returns required to be filed before 2011. The penalty for taxation years that end in 2011 will be set at $250, then increased to $500 for taxation years that end in 2012 and to $1000 for taxation years that end after 2012.
Penalty for Filing Information Returns Late or in an Incorrect Format
There is an existing penalty that has general application to taxpayers who fail to comply with any duties and obligations imposed under the Income Tax Act, including those who fail to file information returns as and when required. This penalty is calculated as the greater of $100 per failure and $25 times the number of days, not exceeding 100, during which the failure continues. This penalty can be excessive in cases where a large number of similar returns are required to be filed, but are filed late. Under the current rules, for example, an employer who filed 500 T4 information returns one day late would be liable to a penalty of $50,000.
This penalty will be reduced, so that taxpayers who fail to file electronically under the electronic information return requirements, or who file information returns late, are not unduly penalized. The penalties will be calculated based on the number of any particular type of information return that is filed in the incorrect format or that is filed late.

For information returns that are filed in the incorrect format, the penalty is proposed to be set at the following amounts:
•	$ 250—where the taxpayer is required to file more than 50 but less than 251 returns;

•	$ 500—where the taxpayer is required to file more than 250 but less than 501 returns;

•	$ 1,500—where the taxpayer is required to file more than 500 but less than 2,501 returns; and

•	$ 2,500—where the taxpayer is required to file more than 2,500 returns.
For information returns that are filed late, the penalty is proposed to be set at the greater of $100 and the following amounts:
•	$ 10 per day—where the taxpayer is required to file less than 51 returns;

•	$ 15 per day—where the taxpayer is required to file more than 50 but less than 501 returns;

•	$ 25 per day—where the taxpayer is required to file more than 500 but less than 2,501 returns;

•	$ 50 per day—where the taxpayer is required to file more than 2,500 but less than 10,001 returns; and

•	$ 75 per day—where the taxpayer is required to file more than 10,000 returns.
The penalty for late-filed information returns will be limited to 100 days, meaning that it will be capped at between $1,000 and $7,500 (depending on the number of returns that are required to be filed).
These penalties will apply to information returns required to be filed after 2009.
Arrivals Duty-Free
The sale of duty- and tax-free goods to international passengers on arrival at Canadian airports (Arrivals Duty-Free) has been suggested as a way of enhancing the competitiveness of Canada’s major airports and promoting purchases in Canada rather than abroad. The Government will undertake consultations with stakeholders and provinces on the desirability and feasibility of implementing an Arrivals Duty-Free program at Canada’s international airports.

Aboriginal Tax Policy
Taxation is an integral part of good governance as it promotes greater accountability and self-sufficiency and provides revenues for important public services and investments. Therefore, the Government of Canada supports initiatives that encourage the exercise of direct taxation powers by Aboriginal governments.
To date, the Government of Canada has entered into 31 sales tax arrangements under which Indian Act bands and self-governing Aboriginal groups levy a sales tax within their reserves or their settlement lands. In addition, 12 arrangements respecting personal income taxes are in effect with self-governing Aboriginal groups under which they impose a personal income tax on all residents within their settlement lands. The Government reiterates its willingness to discuss and put into effect direct taxation arrangements with interested Aboriginal governments.
The Government of Canada also supports direct taxation arrangements between interested provinces or territories and Aboriginal governments and enacted legislation to facilitate such arrangements in 2006.
Customs Tariff Measures
Tariff Reductions on Machinery and Equipment
Budget 2009 proposes to permanently eliminate tariffs on a range of machinery and equipment. The Department of Finance consulted extensively with stakeholders in preparing this measure, including through the publication of a notice in the Canada Gazette on August 30, 2008.
This measure will assist Canadian industry by lowering the costs of acquiring machinery and equipment when imported from outside North America. Tariffs on such goods vary from 2.5 per cent to 11 per cent and represent a non-recoverable tax on new investments that companies make in order to enhance their competitiveness.
The reductions apply to 214 tariff items as currently listed in the Schedule to the Customs Tariff. For these items, the Most-Favoured-Nation (MFN) rates of duty are reduced to “Free”. In certain instances, these MFN reductions are leading to consequential reductions to the rates of duty under other tariff treatments, namely the General Preferential Tariff, the Australia Tariff and the New Zealand Tariff.

This measure also offers an opportunity to simplify the existing structure of the Customs Tariff with respect to the affected tariff items. Budget 2009 proposes that a number of tariff items be revoked and replaced by more general tariff items. In a few instances, additional tariff items are being created to take into consideration comments received from stakeholders.
The tariff reductions, to be given effect by amendments to the Customs Tariff, are effective in respect of goods imported into Canada on or after January 28, 2009.
Previously Announced Measures
Budget 2009 confirms the Government’s intention to proceed with the following previously-announced tax measures, as modified to take into account consultations and deliberations since their release:
•	Measures included in the Notice of Ways and Means Motion tabled by the Government in Parliament on November 28, 2008, including the reduced 2008 minimum withdrawal amounts in respect of Registered Retirement Income Funds and variable benefits under a Registered Pension Plan;

•	Draft amendments released on November 10, 2008 relating to Functional Currency Tax Reporting;

•	Extension of the 2008 deadline for Registered Disability Savings Plan contributions, announced on December 23, 2008;

•	Modifications to the provisions relating to amateur athletic trusts, announced on December 29, 2008;

•	Improvements to the application of the GST/HST to the financial services sector announced on January 26, 2007; and

•	Modifications to the Customs Tariff to implement the results of GATT Article XXVIII negotiations regarding milk protein concentrates, announced on June 12, 2008.

Notice of Ways and Means Motion to Amend the Income Tax Act
That it is expedient to amend the Income Tax Act to provide among other things:
Basic Personal Amount
     (1) That, for the 2009 taxation year, the basic personal amount, the spouse or common law partner amount, and the eligible dependant amount be increased to $10,320 and be indexed to inflation for subsequent taxation years.
Personal Income Tax Rates
     (2) That, for the 2009 and subsequent taxation years, subsection 117(2) of the Act be replaced by the following:
     (2) The tax payable under this Part by an individual on the individual’s taxable income or taxable income earned in Canada, as the case may be (in this subdivision referred to as the “amount taxable”) for a taxation year is
(a) 15% of the amount taxable, if the amount taxable is equal to or less than $40,726;
(b) if the amount taxable is greater than $40,726 and is equal to or less than $81,452, the maximum amount determinable in respect of the taxation year under paragraph (a), plus 22% of the amount by which the amount taxable exceeds $40,726;
(c) if the amount taxable is greater than $81,452, but is equal to or less than $126,264, the maximum amount determinable in respect of the taxation year under paragraph (b), plus 26% of the amount by which the amount taxable exceeds $81,452; and
(d) if the amount taxable is greater than $126,264, the maximum amount determinable in respect of the taxation year under paragraph (c), plus 29% of the amount by which the amount taxable exceeds $126,264.
Age Credit
     (3) That, for the 2009 and subsequent taxation years, the formula in subsection 118(2) of the Act be replaced by the following:

A X ($6,408 – B)
Home Renovation Tax Credit
     (4) That the Act be modified consequential on the introduction of the Home Renovations Tax Credit in accordance with proposals described in the budget documents tabled by the Minister of Finance in the House of Commons on January 27, 2009.
Home Buyers’ Plan — Increased Withdrawal Limit
     (5) That, for the 2009 and subsequent calendar years, in respect of withdrawals made after January 27, 2009, the Home Buyers’ Plan limits described in paragraph (h) of the definition “regular eligible amount”, and in paragraph (g) of the definition “supplemental eligible amount”, in subsection 146.01(1) of the Act be increased to $25,000.
First-Time Home Buyer’s Tax Credit
     (6) That the Act be modified consequential on the introduction of the First-Time Home Buyer’s Tax Credit in accordance with proposals described in the budget documents tabled by the Minister of Finance in the House of Commons on January 27, 2009.
Registered Retirement Savings Plans
     (7) That, in the case of a registered retirement savings plan or a registered retirement income fund from which the final payment out of or under the plan or fund is made after 2008 and after the death of the annuitant under the plan or fund,
(a) the Act be amended to allow the annuitant’s legal representative to claim a deduction, in computing the annuitant’s income for the year in which the annuitant died, of an amount not exceeding the amount determined by the formula
A – B
     where
     A is the total of all amounts each of which is
(i) the amount deemed by subsection 146(8.8), or subsection 146.3(6), of the Act, to have been received by the annuitant out of or under the plan or fund,

(ii) an amount (other than an amount described in clause (iii)) received, after the death of the annuitant, by a taxpayer as a benefit out of or under the plan or fund and included, because of subsection 146(8) or subsection 146.3(5) of the Act, in computing the taxpayer’s income, or
(iii) a tax-paid amount (within the meaning assigned by subsection 146(1) of the Act) in respect of the plan, or in the case of a registered retirement income fund, an amount that would, if the fund were a registered retirement savings plan, be a tax-paid amount in respect of the fund, and
     B is the total of all amounts paid out of the plan or fund after the death of the annuitant;
(b) that the deduction described in subparagraph (a) not be available, except to the extent acceptable to the Minister of National Revenue, in circumstances where
(i) at any time after the death of the annuitant, the plan or fund held a non-qualified investment, or
(ii) the last payment out of or under the plan or fund was made after the year following the year in which the annuitant died.
Mineral Exploration Tax Credit
     (8) That, for expenses renounced under a flow through share agreement made after March 2009,
(a) paragraph (a) of the definition “flow-through mining expenditure” in subsection 127(9) of the Act be replaced by the following:
(a) that is a Canadian exploration expense incurred by a corporation after March 2009 and before 2011 (including, for greater certainty, an expense that is deemed by subsection 66(12.66) to be incurred before 2011) in conducting mining exploration activity from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a mineral resource described in paragraph (a) or (d) of the definition “mineral resource” in subsection 248(1),
and
(b) paragraphs (c) and (d) of the definition “flow-through mining expenditure” in subsection 127(9) of the Act be replaced by the following:

(c) an amount in respect of which is renounced in accordance with subsection 66(12.6) by the corporation to the taxpayer (or a partnership of which the taxpayer is a member) under an agreement described in that subsection and made after March 2009 and before April 2010, and
(d) that is not an expense that was renounced under subsection 66(12.6) to the corporation (or a partnership of which the corporation is a member), unless that renunciation was under an agreement described in that subsection and made after March 2009 and before April 2010.
Small Business Limit
     (9) That, for taxation years that end after 2008, the rules in subsections 125(2) and (3) of the Act determining the business limit of a Canadian-controlled private corporation (CCPC) be modified such that
     (a) subject to subparagraph (b), the business limit of a CCPC for a taxation year be the total of
(i) that proportion of $400,000 that the number of days in the taxation year that are in 2008 is of the number of days in the taxation year, and
(ii) that proportion of $500,000 that the number of days in the taxation year that are after 2008 is of the number of days in the taxation year; and
(b) for the purpose of subsection 125(3) of the Act, associated CCPCs allocate a business limit for taxation years beginning after 2008 by allocating a total business limit of $500,000.
     (10) That, in applying paragraph 125(5)(a) of the Act, the business limit of a CCPC in respect of each of its second and subsequent taxation years that end in 2009 (where it has more than one taxation year that ends in 2009 and is associated in two or more of those taxation years with another CCPC that has a taxation year that ends in 2009) be determined as if its business limit for its first taxation year that ends in 2009 was determined based on the amount referred to in subsection 125(3) that applies for taxation years that begin after 2008.
     (11) That, for fiscal periods of a partnership that end after 2008, the references in the description of M in the definition “specified partnership income” in subsection 125(7) of the Act to “$400,000” and “$1,096” be replaced with references to “$500,000” and “$1,370”.

     (12) That, subject to paragraph (13), the expenditure limit in subsection 127(10.2) of the Act in respect of a corporation for the 2010 and subsequent taxation years be determined as if,
     (a) the formula in subsection 127(10.2) of the Act were the following:
($8 million-10A) × [($40 million-B) / $40 million]
and
(b) the reference to “$400,000” in paragraph (a) of the description of A in subsection 127(10.2) of the Act were a reference to “$500,000”.
     (13) That, for a corporation’s 2010 taxation year that begins before 2010, the expenditure limit in subsection 127(10.2) of the Act of the corporation be determined by the formula,
A + [(B-A) × (C/D)]
where
A	is the expenditure limit of the corporation for the taxation year determined in accordance with the formula in subsection 127(10.2) of the Act as that subsection read in its application to taxation years that end in 2009;

B	is the expenditure limit of the corporation for the taxation year determined in accordance with the formula in subsection 127(10.2) of the Act, as provided for in paragraph (12) without reference to this paragraph;

C	is the number of days in the taxation year that are after 2009; and

D	is the total number of days in the taxation year.
     (14) That, subject to paragraph (15), in respect of the 2010 and subsequent taxation years, the reference to “$400,000” in the formula in the definition “qualifying income limit” in subsection 127.1(2) of the Act, as proposed in subclause 33(2) of the Notice and Ways and Means Motion tabled in Parliament on November 28, 2008, be replaced by a reference to “$500,000”.

     (15) That, for 2010 taxation years that begin before 2010, the reference to “$400,000” in the formula in the definition “qualifying income limit” in subsection 127.1(2) of the Act, as proposed in subclause 33(2) of the Notice and Ways and Means Motion tabled in Parliament on November 28, 2008, be replaced by a reference to the amount determined by the following formula
$400,000 + [$100,000 × (A/B)]
where
A	is the number of days in the taxation year that are after 2009; and

B	is the total number of days in the taxation year.
     (16) That, subject to paragraph (17) in respect of taxation years that end after 2008, a reference to “$400,000” in paragraph 157(1.2)(a) of the Act be replaced by a reference to “$500,000.”
     (17) That for 2009 taxation years that begin before 2009, paragraph 157(1.2)(a) of the Act be read as follows:
(a) for which the amount determined under subsection 157(1.3) of the Act
(i) for the taxation year does not exceed an amount that is the total of
(A) that proportion of $500,000 that the number of days in the taxation year that are in 2009 is of the number of days in the taxation year; and
(B) that proportion of $400,000 that the number of days in the taxation year that are before 2009 is of the number of days in the taxation year; or
(ii) for the preceding taxation year does not exceed $400,000;
Acquisition of Control of a Corporation
     (18) That subsection 256(9) of the Act not apply for the purposes of determining if a corporation is, at any time, a small business corporation or a Canadian-controlled private corporation (CCPC), and that
(a) this paragraph apply in respect of acquisitions of control of a corporation that occur after 2005, other than in respect of such an acquisition of control that occurs before January 28, 2009 in respect of which the taxpayer elects on or before the taxpayer’s filing-due date for the taxpayer’s 2009 taxation year that this measure not apply; and

(b) a taxpayer be deemed to have made the election described in subparagraph (a) in respect of an acquisition of control of a corporation if it can reasonably be considered that the position taken in respect of the acquisition of control in a return of income, notice of objection or notice of appeal filed or served under the Act before January 28, 2009 relies upon an interpretation of that subsection of the Act to the effect that the subsection applies for the purposes of determining if the corporation was a small business corporation or a CCPC at the time of the transfer of shares of the corporation that caused the acquisition of control to occur.
Mandatory filing of return by electronic transmission
     (19) That, for taxation years that end after 2009, corporations that meet conditions prescribed by the Minister of National Revenue be required to file the return of income required to be filed under section 150 of the Act by way of electronic filing.
     (20) That, for taxation years that end after 2010, the Act be amended to provide that every person who fails to file a return of income for a taxation year by way of electronic filing as required by paragraph (19) be liable to a penalty of
     (a) where the taxation year ends in 2011, $250;
     (b) where the taxation year ends in 2012, $500; and
     (c) where the taxation year ends after 2012, $1,000.
     (21) That, for information returns that are prescribed for the purposes of this paragraph and required to be filed after 2009, the Act be amended to provide that every person (other than a registered charity) or partnership who fails to file such an information return when required by the Act or the Income Tax Regulations is liable to a penalty of the greater of
     (a) $100; and
     (b) where the taxpayer is required to file on a day one or more such information returns and the number of those information returns of a particular type so required to be filed is
(i) less than 51, $10 for each day during which the failure continues, not exceeding 100 days,
(ii) more than 50 but less than 501, $15 for each day during which the failure continues, not exceeding 100 days,

(iii) more than 500 but less than 2,501, $25 for each day during which the failure continues, not exceeding 100 days,
(iv) more than 2,500 but less than 10,001, $50 for each day during which the failure continues, not exceeding 100 days, and
(v) more than 10,000, $75 for each day during which the failure continues, not exceeding 100 days.
     (22) That for information returns that are prescribed for the purposes of this paragraph and required to be filed electronically after 2009, the Act be amended to provide that every person (other than a registered charity) or partnership who fails to file such an information return by way of electronic filing is liable to a penalty of, where the number of those information returns of a particular type so required to be filed is
     (a) more than 50 but less than 251, $250;
     (b) more than 250 but less than 501, $500;
     (c) more than 500 but less than 2,501, $1500; and
     (d) more than 2500, $2,500.
Interest Deductibility
     (23) That section 18.2 of the Act be repealed in respect of interest and other borrowing costs paid or payable in respect of a period or periods that begin after 2011.
     (24) That, consequential to the repeal of section 18.2 of the Act:
(a) subsection 20(3) be amended, in respect of interest paid or payable in respect of a period or periods that begin after January 27, 2009, to remove the scheduled reference to section 18.2;
(b) subparagraphs 53(1)(e)(xiv) and 53(2)(c)(xiii) and subsections 91(5.1) to (5.3) of the Act be repealed applicable after 2011; and
(c) subsection 92(1) be amended, applicable after 2011, to repeal subparagraph 92(1)(a)(ii) and to remove the reference to section 91(5.1) in subparagraph 92(1)(b)(ii).

Notice of Ways and Means Motion to Amend the Excise Tax Act relating to the Goods and Services Tax and Harmonized Sales Tax (GST/HST)
That it is expedient to amend the Excise Tax Act as follows:
Simplification of the GST/HST for the Direct Selling Industry
     1. (1) The Excise Tax Act is amended by adding the following after section 177:
Network Sellers
Definitions
     178. (1) The following definitions apply in this section and section 236.5.
“network commission”
« commission de réseau »
“network commission” of a sales representative of a person means an amount that is payable by the person to the sales representative under an agreement between the person and the sales representative
(a) as consideration for a supply of a service, made by the sales representative, of arranging for the sale of a select product or a sales aid of the person; or
(b) solely as a consequence of a supply of a service, made by any sales representative of the person described in paragraph (a) of the definition “sales representative”, of arranging for the sale of a select product or a sales aid of the person.
“network seller”
« vendeur de réseau »
“network seller” means a person notified by the Minister of an approval under subsection (5).

“sales aid”
« matériel de promotion »
“sales aid” of a particular person that is a network seller or a sales representative of a network seller means property (other than a select product of any person) that
(a) is a customized business form or a sample, demonstration kit, promotional or instructional item, catalogue or similar personal property acquired, manufactured or produced by the particular person for sale to assist in the promotion, sale or distribution of select products of the network seller; and
(b) is neither sold nor held for sale by the particular person to a sales representative of the network seller that is acquiring the property for use as capital property.
“sales representative”
« représentant commercial »
“sales representative” of a particular person means
(a) a person (other than a person that is an employee of the particular person or that acts, in the course of its commercial activities, as agent in making supplies of select products of the particular person on behalf of the particular person) that
(i) has a contractual right under an agreement with the particular person to arrange for the sale of select products of the particular person, and
(ii) does not arrange for the sale of select products of the particular person primarily at a fixed place of business of the person other than a private residence; or
(b) a person (other than a person that is an employee of the particular person or that acts, in the course of its commercial activities, as agent in making supplies of select products of the particular person on behalf of the particular person) that has a contractual right under an agreement with the particular person to be paid an amount by the particular person solely as a consequence of a supply of a service, made by a person described in paragraph (a), of arranging for the sale of a select product or a sales aid of the particular person.

“select product”
« produit déterminé »
“select product” of a person means tangible personal property that
(a) is acquired, manufactured or produced by the person for supply by the person for consideration, otherwise than as used property, in the ordinary course of business of the person; and
(b) is ordinarily acquired by consumers by way of sale.
Qualifying network seller
     (2) For the purposes of this section, a person is a qualifying network seller throughout a fiscal year of the person if
(a) all or substantially all of the total of all consideration, included in determining the income from a business of the person for the fiscal year, for supplies made in Canada by way of sale is for
(i) supplies of select products of the person, made by the person, by way of sales that are arranged for by sales representatives of the person (in this subsection referred to as “select supplies”), or
(ii) where the person is a direct seller (as defined in section 178.1), supplies by way of sale of exclusive products (as defined in that section) of the person made by the person to independent sales contractors (as defined in that section) of the person at any time when an approval of the Minister for the application of section 178.3 to the person is in effect;
(b) all or substantially all of the total of all consideration, included in determining the income from a business of the person for the fiscal year, for select supplies is for select supplies made to consumers;
(c) all or substantially all of the sales representatives of the person to which network commissions become payable by the person during the fiscal year are sales representatives, each having a total of such network commissions of not more than the amount determined by the formula
$30,000 × A/365
     where
     A is the number of days in the fiscal year; and
(d) the person and each of its sales representatives have made joint elections under subsection (4).

Application
     (3) A person may apply to the Minister, in prescribed form containing prescribed information and filed in prescribed manner before the first day of a fiscal year of the person, to have subsection (7) apply to the person and each of its sales representatives beginning on that day if the person
     (a) is registered under Subdivision d of Division V; and
     (b) is reasonably expected to be, throughout the fiscal year, engaged exclusively in commercial activities and a qualifying network seller.
Joint election
     (4) If subsection (3) applies to a person or a person is a network seller, the person and a sales representative of the person may jointly elect, in prescribed form containing prescribed information, to have subsection (7) apply to them at all times when an approval granted under subsection (5) is in effect.
Approval or refusal
     (5) If the Minister receives an application under subsection (3) from a person, the Minister may approve the application of subsection (7) to the person and each of its sales representatives beginning on the first day of a fiscal year of the person or may refuse the application and the Minister shall notify the person in writing of the approval and the day on which it becomes effective or of the refusal.
Evidence of joint elections
     (6) Every network seller shall maintain evidence satisfactory to the Minister that the network seller and each of its sales representatives have made joint elections under subsection (4).
Effect of approval
     (7) For the purposes of this Part, if, at any time when an approval granted under subsection (5) in respect of a network seller and each of its sales representatives is in effect, a network commission becomes payable by the network seller to a sales representative of the network seller as consideration for a taxable supply (other than a zero-rated supply) of a service made in Canada by the sales representative, the taxable supply is deemed not to be a supply.

Sales aids
     (8) For the purposes of this Part, if, at any time when an approval granted under subsection (5) in respect of a network seller and each of its sales representatives is in effect, the network seller or a sales representative of the network seller makes in Canada a taxable supply by way of sale of a sales aid of the network seller or of the sales representative, as the case may be, to a sales representative of the network seller, the taxable supply is deemed not to be a supply.
Host gifts
     (9) For the purposes of this Part, if, at any time when an approval granted under subsection (5) in respect of a network seller and each of its sales representatives is in effect, a sales representative of the network seller makes a supply of property to an individual as consideration for the supply by the individual of a service of acting as a host at an occasion that is organized for the purpose of allowing the sales representative to promote, or to arrange for the sale of, select products of the network seller, the individual is deemed not to have made a supply of the service and the service is deemed not to be consideration for a supply.
Notification of refusal
     (10) If the Minister notifies a person of a refusal under subsection (5) at any time when the person and a sales representative of the person have made a joint election under subsection (4), the person shall forthwith notify the sales representative of the refusal in a manner satisfactory to the Minister.
Revocation by Minister
     (11) The Minister may revoke an approval granted under subsection (5) in respect of a network seller and each of its sales representatives, effective on the first day of a fiscal year of the network seller, if, before that day, the Minister notifies the network seller of the revocation and the day on which it becomes effective and if
(a) the network seller fails to comply with any provision of this Part;
(b) it can reasonably be expected that the network seller will not be a qualifying network seller throughout the fiscal year;
(c) the network seller requests in writing that the Minister revoke the approval;

(d) the notice referred to in subsection 242(1) has been given to, or the request referred to in subsection 242(2) has been filed by, the network seller; or
(e) it can reasonably be expected that the network seller will not be engaged exclusively in commercial activities throughout the fiscal year.
Deemed revocation
     (12) If an approval granted under subsection (5) in respect of a network seller and each of its sales representatives is in effect at any time in a particular fiscal year of the network seller and, at any time during the particular fiscal year, the network seller ceases to be engaged exclusively in commercial activities or the Minister cancels the registration of the network seller, the approval is deemed to be revoked, effective on the first day of the fiscal year of the network seller immediately following the particular fiscal year, unless, on that first day, the network seller is registered under Subdivision d of Division V and it is reasonably expected that the network seller will be engaged exclusively in commercial activities throughout that following fiscal year.
Effect of revocation
     (13) If an approval granted under subsection (5) in respect of a network seller and each of its sales representatives is revoked under subsection (11) or (12), the following rules apply:
(a) the approval ceases to have effect immediately before the day on which the revocation becomes effective;
(b) the network seller shall forthwith notify each of its sales representatives in a manner satisfactory to the Minister of the revocation and the day on which it becomes effective; and
(c) a subsequent approval granted under subsection (5) in respect of the network seller and each of its sales representatives shall not become effective before the first day of a fiscal year of the network seller that is at least two years after the day on which the revocation became effective.
Failure to notify on revocation
     (14) For the purposes of this Part, a taxable supply (other than a zero-rated supply) of a service made in Canada by a sales representative of a network seller is deemed not to be a supply if

(a) the consideration for the taxable supply is a network commission that becomes payable by the network seller to the sales representative at any time after an approval granted under subsection (5) in respect of the network seller and each of its sales representatives ceases to have effect as a consequence of a revocation on the basis of any of paragraphs (11)(a) to (c);
(b) the approval could not have been revoked on the basis of paragraph (11)(d) or (e) and would not have otherwise been revoked under subsection (12);
(c) at the time the network commission becomes payable, the sales representative
(i) has not been notified of the revocation by the network seller, as required under paragraph (13)(b), or by the Minister, and
(ii) neither knows, nor ought to know, that the approval ceased to have effect; and
(d) an amount has not been charged or collected as, or on account of, tax in respect of the taxable supply.
Failure to notify on revocation
     (15) Subsection (16) applies if the following conditions are satisfied:
(a) the consideration for a taxable supply (other than a zero-rated supply) of a service made in Canada by a sales representative of a network seller is a network commission that becomes payable by the network seller to the sales representative at any time after an approval granted under subsection (5) in respect of the network seller and each of its sales representatives ceases to have effect as a consequence of a revocation under subsection (11) or (12);
(b) the approval was, or could at any time otherwise have been, revoked on the basis of paragraph (11)(d) or (e) or was, or would at any time otherwise have been, revoked under subsection (12);
(c) at the time the network commission becomes payable, the sales representative
(i) has not been notified of the revocation by the network seller, as required under paragraph (13)(b), or by the Minister, and
(ii) neither knows, nor ought to know, that the approval ceased to have effect; and
(d) an amount has not been charged or collected as, or on account of, tax in respect of the taxable supply.

Failure to notify on revocation
     (16) If the conditions described in paragraphs (15)(a) to (d) are satisfied, the following rules apply for the purposes of this Part:
(a) section 166 shall not apply in respect of the taxable supply described in paragraph (15)(a);
(b) tax that becomes payable or that would, in the absence of section 166, become payable in respect of the taxable supply shall not be included in determining the net tax of the sales representative referred to in paragraph (15)(a); and
(c) the consideration for the taxable supply shall not, in determining whether the sales representative is a small supplier, be included in the total referred to in paragraph 148(1)(a).
Sales aids on revocation
     (17) For the purposes of this Part, a taxable supply of a sales aid of a particular sales representative of a network seller made in Canada by way of sale to another sales representative of the network seller is deemed not to be a supply if
(a) the consideration for the taxable supply becomes payable at any time after an approval granted under subsection (5) in respect of the network seller and each of its sales representatives ceases to have effect as a consequence of a revocation under subsection (11) or (12);
(b) at the time the consideration becomes payable, the particular sales representative
(i) has not been noticed of the revocation by the network seller, as required under paragraph (13)(b), or by the Minister, and
(ii) neither knows, nor ought to know, that the approval ceased to have effect; and
(c) an amount has not been charged or collected as, or on account of, tax in respect of the taxable supply.

Restriction on input tax credits
(18) If
(a) a registrant that is a network seller in respect of which an approval granted under subsection (5) is in effect acquires or imports property (other than a select product of the network seller) or a service or brings it into a participating province for supply to a sales representative of the network seller or an individual related to the sales representative,
(b) tax became payable in respect of the acquisition, importation or bringing in, as the case may be,
(c) the property or service is so supplied by the registrant for no consideration or for consideration that is less than the fair market value of the property or service, and
(d) the sales representative or individual is not acquiring the property or service for consumption, use or supply exclusively in the course of commercial activities of the sales representative or individual, as the case may be, the following rules apply:
(e) no tax is payable in respect of the supply, and
(f) in determining an input tax credit of the registrant, no amount shall be included in respect of tax that becomes payable, or is paid without having become payable, by the registrant in respect of the property or service.
Appropriations for sales representatives
     (19) For the purposes of this Part, if a registrant that is a network seller in respect of which an approval granted under subsection (5) is in effect appropriates, at any time, property (other than a select product of the network seller) that was acquired, manufactured or produced, or any service acquired or performed, in the course of commercial activities of the registrant, to or for the benefit of a sales representative of the network seller, or any individual related to the sales representative, that is not acquiring the property or service for consumption, use or supply exclusively in the course of commercial activities of the sales representative or individual, in any manner (otherwise than by way of supply for consideration equal to the fair market value of the property or service), the registrant shall be deemed
(a) to have made a supply of the property or service for consideration paid at that time equal to the fair market value of the property or service at that time; and

(b) except where the supply is an exempt supply, to have collected, at that time, tax in respect of the supply calculated on that consideration.
Exception
     (20) Subsection (19) does not apply to property or a service appropriated by a registrant where the registrant was not entitled to claim an input tax credit in respect of the property or service because of section 170.
Ceasing to be a registrant
     (21) If, at any time when an approval granted under subsection (5) in respect of a network seller and each of its sales representatives is in effect, a sales representative of the network seller ceases to be a registrant, paragraph 171(3)(a) does not apply to sales aids of the sales representative that were supplied to the sales representative by the network seller or another sales representative of the network seller at any time when the approval was in effect.
Non-arm’s length supply
     (22) Section 155 does not apply to the supply described in subsection (9) made to an individual acting as a host.
     (2) Subsection (1) applies in respect of any fiscal year of a person that begins on or after January 1, 2010.
     2. (1) The Act is amended by adding the following after section 236.4:
Adjustment by network seller if conditions not met
     236.5 (1) If a network seller fails to satisfy the conditions referred to in paragraphs 178(2)(a) to (c) for a fiscal year of the network seller in respect of which an approval granted under subsection 178(5) is in effect and, at any time during the fiscal year, a network commission would, if this Part were read without reference to subsection 178(7), become payable by the network seller to a sales representative of the network seller as consideration for a taxable supply (other than a zero-rated supply) made in Canada by the sales representative, the network seller shall, in determining the net tax for the first reporting period of the network seller following the fiscal year, add an amount equal to interest, at the prescribed rate, on the total amount of tax that would be payable in respect of the taxable supply if tax were payable in respect of the taxable supply, computed for the period beginning on the earliest day on which consideration for the taxable supply is paid or becomes due and ending on the day on or before which the network seller is required to file a return for the reporting period that includes that earliest day.
Adjustment by network seller due to notification failure
     (2) If, at any time after an approval granted under subsection 178(5) in respect of a network seller and each of its sales representatives ceases to have effect as a consequence of a revocation under subsection 178(11) or (12), a network commission would, if this Part were read without reference to subsection 178(7), become payable as consideration for a taxable supply (other than a zero-rated supply) made in Canada by a sales representative of the network seller that has not been notified, as required under paragraph 178(13)(b), of the revocation and an amount is not charged or collected as, or on account of, tax in respect of the taxable supply, the network seller shall, in determining the net tax for the particular reporting period of the network seller that includes the earliest day on which consideration for the taxable supply is paid or becomes due, add an amount equal to interest, at the prescribed rate, on the total amount of tax that would be payable in respect of the taxable supply if tax were payable in respect of the taxable supply, computed for the period beginning on that earliest day and ending on the day on or before which the network seller is required to file a return for the particular reporting period.
     (2) Subsection (1) applies to any reporting period of a person included in any fiscal year of the person that begins on or after January 1, 2010.
     3. (1) Section 242 of the Act is amended by adding the following after subsection (2.2):
Request for cancellation
     (2.3) If, at any time when an approval granted under subsection 178(5) in respect of a network seller (as defined in subsection 178(1)) and each of its sales representatives (as defined in that subsection) is in effect, a sales representative of the network seller would be a small supplier if the approval had been in effect at all times before that time and the sales representative files with the Minister in prescribed manner a request, in prescribed form containing prescribed information, to have the registration of the sales representative cancelled, the Minister shall cancel the registration of the sales representative.
     (2) Subsection (1) comes into force on January 1, 2010.

Notice of Ways and Means Motion to Amend the Customs Tariff
That it is expedient to amend the Customs Tariff to provide among other things:
     1. That the List of Tariff Provisions set out in the schedule to the Customs Tariff be amended to provide that the Most-Favoured-Nation Tariff rates of customs duty and, where necessary, the applicable preferential tariff rates of customs duty, be “Free” for the following tariff items:

8406.90.32	8439.20.90	8515.11.00	8540.11.11
8406.90.34	8439.30.10	8515.31.00	8540.11.12
8406.90.37	8443.12.00	8515.39.00	8540.11.21
8406.90.39	8462.99.19	8515.80.00	8540.11.22
8413.91.10	8464.90.10	8535.29.00	8540.11.90
8413.91.20	8468.10.00	8535.40.00	8540.12.19
8417.20.00	8468.20.00	8535.90.20	8540.12.99
8418.61.91	8472.10.00	8535.90.30	8540.40.90
8419.89.21	8479.50.91	8535.90.90	8540.50.90
8419.89.90	8479.89.30	8536.30.20	8540.60.90
8421.39.90	8479.89.41	8536.30.90	8540.72.00
8422.19.00	8482.99.11	8536.50.12	8540.79.00
8423.20.00	8483.50.20	8536.50.19	8540.89.00
8423.30.00	8483.50.90	8536.90.99	8543.20.00
8423.81.00	8483.60.90	8537.10.19	8546.10.00
8423.82.00	8483.90.20	8537.10.29	8546.20.00
8423.89.00	8483.90.30	8537.10.91
8423.90.00	8504.40.10	8538.90.10
8427.20.11	8504.40.40	8538.90.20
8439.10.10	8505.11.00	8538.90.39

     2. That the List of Tariff Provisions set out in the schedule to the Customs Tariff be amended by revoking the tariff items set out in column 1 below and replacing them, respectively, with the tariff items set out in column 2 below and that the Most-Favoured-Nation Tariff rate of customs duty, and where necessary the applicable preferential tariff rates of customs duty, in respect of those items, be “Free”:

Column 1	Column 2	Column 1	Column 2

8406.81.10	8406.81.00	8419.32.10	8419.32.00
8406.81.90		8419.32.20

8406.82.11	8406.82.00	8419.39.10	8419.39.00
8406.82.19		8419.39.91
8406.82.90		8419.39.99

8413.50.10	8413.50.00	8419.40.10	8419.40.00
8413.50.90		8419.40.90

8413.60.10	8413.60.00	8419.81.10	8419.81.00
8413.60.90		8419.81.90

8413.81.10	8413.81.00	8420.10.10	8420.10.00
8413.81.90		8420.10.90

8414.10.10	8414.10.00	8421.21.10	8421.21.00
8414.10.91		8421.21.90
8414.10.99
		8421.22.10	8421.22.00
8416.10.10	8416.10.00	8421.22.90
8416.10.90
		8421.29.10	8421.29.00
8417.10.10	8417.10.00	8421.29.90
8417.10.91
8417.10.99		8422.20.10	8422.20.00
		8422.20.91
8417.80.10	8417.80.00	8422.20.99
8417.80.90
		8422.30.10	8422.30.00
8417.90.10	8417.90.00	8422.30.91
8417.90.20		8422.30.99

8418.69.10	8418.69.00	8422.40.10	8422.40.00
8418.69.90		8422.40.91
		8422.40.99
8419.31.10	8419.31.00
8419.31.90		8424.20.10	8424.20.00
		8424.20.90

Column 1	Column 2	Column 1	Column 2

8424.30.10	8424.30.00	8443.15.10	8443.15.00
8424.30.90		8443.15.20

8424.89.10	8424.89.00	8443.16.10	8443.16.00
8424.89.90		8443.16.20

8424.90.10	8424.90.00	8443.19.10	8443.19.00
8424.90.90		8443.19.20

8427.10.91	8427.10.90	8443.32.10	8443.32.00
8427.10.99		8443.32.90

8427.20.91	8427.20.90	8443.39.10	8443.39.00
8427.20.99		8443.39.90

8427.90.10	8427.90.00	8443.91.10	8443.91.00
8427.90.90		8443.91.90

8438.10.10	8438.10.00	8443.99.10	8443.99.00
8438.10.90		8443.99.90

8438.50.10	8438.50.00	8452.21.10	8452.21.00
8438.50.91		8452.21.90
8438.50.99
		8453.10.10	8453.10.00
8438.80.10	8438.80.00	8453.10.91
8438.80.91		8453.10.99
8438.80.99
		8454.20.10	8454.20.00
8438.90.10	8438.90.00	8454.20.20
8438.90.20		8454.20.30

8440.10.10	8440.10.00	8454.30.10	8454.30.00
8440.10.90		8454.30.90

8441.10.10	8441.10.00	8456.10.10	8456.10.00
8441.10.90		8456.10.90

8442.50.10	8442.50.00	8456.20.10	8456.20.00
8442.50.20		8456.20.90
8442.50.90
		8456.90.10	8456.90.00
8443.11.10	8443.11.00	8456.90.90
8443.11.20
		8462.99.91	8462.99.90
8443.14.10	8443.14.00	8462.99.99
8443.14.20

Column 1	Column 2	Column 1	Column 2

8464.20.10	8464.20.00	8482.20.10	8482.20.00
8464.20.90		8482.20.90

8465.91.10	8465.91.00	8482.91.10	8482.91.00
8465.91.90		8482.91.91
		8482.91.99
8465.92.10	8465.92.00
8465.92.90		8482.99.91	8482.99.90
		8482.99.99
8465.93.10	8465.93.00
8465.93.90		8484.10.10	8484.10.00
		8484.10.90
8465.94.10	8465.94.00
8465.94.90		8484.20.10	8484.20.00
		8484.20.90
8465.95.10	8465.95.00
8465.95.90		8484.90.10	8484.90.00
		8484.90.90
8465.96.10	8465.96.00
8465.96.90		8487.90.10	8487.90.00
		8487.90.90
8465.99.10	8465.99.00
8465.99.90		8504.10.10	8504.10.00
		8504.10.90
8472.90.10	8472.90.00
8472.90.90		8504.21.10	8504.21.00
		8504.21.90
8479.20.10	8479.20.00
8479.20.90		8504.22.10	8504.22.00
		8504.22.90
8479.30.10	8479.30.00
8479.30.90		8504.23.10	8504.23.00
		8504.23.90
8479.40.10	8479.40.00
8479.40.90		8504.31.10	8504.31.00
		8504.31.90
8479.81.10	8479.81.00
8479.81.90		8504.32.10	8504.32.00
		8504.32.90
8479.82.10	8479.82.00
8479.82.90		8504.33.10	8504.33.00
		8504.33.90
8479.89.91	8479.89.90
8479.89.99		8504.34.10	8504.34.00
		8504.34.90
8480.41.10	8480.41.00
8480.41.90		8504.50.10	8504.50.00
		8504.50.20
		8504.50.90

Column 1	Column 2	Column 1	Column 2

8505.19.10	8505.19.00	8536.49.10	8536.49.00
8505.19.90		8536.49.90

8505.20.10	8505.20.00	8536.69.10	8536.69.00
8505.20.90		8536.69.20
		8536.69.90
8512.20.10	8512.20.00
8512.20.90		8537.10.92	8537.10.99

8512.90.10	8512.90.00	8537.20.10	8537.20.00
8512.90.90		8537.20.90

8514.10.11	8514.10.00
8514.10.19		8538.10.10	8538.10.00
8514.10.90		8538.10.90

		8538.90.91	8538.90.90
8514.20.11	8514.20.00	8538.90.99
8514.20.19
8514.20.90		8540.81.10	8540.81.00
		8540.81.90
8514.30.11	8514.30.00
8514.30.19		8543.10.10	8543.10.00
8514.30.90		8543.10.90

8514.40.10	8514.40.00	8543.30.10	8543.30.00
8514.40.90		8543.30.91
		8543.30.99
8515.19.10	8515.19.00
8515.19.90		8543.70.10	8543.70.00
		8543.70.21
		8543.70.29
8515.21.10	8515.21.00	8543.70.91
8515.21.90		8543.70.99

8515.29.10	8515.29.00
8515.29.90
		8543.90.20	8543.90.00
		8543.90.90
8535.10.10	8535.10.00
8535.10.90
		8544.20.10	8544.20.00
		8544.20.90
8535.21.10	8535.21.00
8535.21.90		8544.42.10	8544.42.00
		8544.42.20
8535.30.10	8535.30.00	8544.42.90
8535.30.90
		8547.10.10	8547.10.00
8536.10.10	8536.10.00	8547.10.90
8536.10.90
		8547.90.10	8547.90.00
8536.41.10	8536.41.00	8547.90.90
8536.41.20
8536.41.90

     3. That the List of Tariff Provisions set out in the schedule to the Customs Tariff be amended to add tariff item No. 8413.70.91 with a Most-Favoured-Nation Tariff rate of customs duty of “Free” for “Submersible pumps” currently classified under tariff item No. 8413.70.90 which is being revoked.
     4. That the List of Tariff Provisions set out in the schedule to the Customs Tariff be amended to add tariff item No. 8413.70.99 to cover goods currently classified in tariff item No. 8413.70.90 except for “Submersible pumps”.
     5. That the Description of Goods of Tariff item No. 8518.30.91 in the List of Tariff Provisions set out in the schedule to the Customs Tariff be replaced by the following:
     —Headphones, including earphones, and telephone headsets
     6. That the Description of Goods of tariff item No. 8537.10.31 in the List of Tariff Provisions set out in the schedule to the Customs Tariff be replaced by the following:
     —Automated industrial control systems, excluding panels for anode formers
     7. That the List of Tariff Provisions set out in the schedule to the Customs Tariff be amended to add tariff item No. 8537.10.93 to maintain the current rates of customs duty on “Panel boards and distribution boards” currently classified under tariff item No. 8537.10.99.
     8. That the List of Tariff Provisions set out in the schedule to the Customs Tariff be amended to reduce the Most-Favoured-Nation Tariff rate of customs duty and, where necessary, the applicable preferential tariff rates of customs duty on tariff item No. 8537.10.99 to “Free”.
     9. That the List of Tariff Provisions set out in the schedule to the Customs Tariff be amended to
a) delete the reference to “Gas turbines or parts thereof;” in the Description of Goods of tariff item No. 9945.00.00; and
b) add tariff item No. 9976.00.00 with a Most-Favoured-Nation Tariff rate of customs duty of “Free” for “Articles and materials, wholly or in chief part of metal, for use in the manufacture of gas turbines or parts thereof” and “Articles for use in the repair or overhaul of gas turbines or parts thereof” currently classified in various chapters in the List of Tariff Provisions.
     10. That any enactment founded on sections 1 to 9 be deemed to have come into force on January 28, 2009.